As filed with the Securities and Exchange Commission on September 15, 2010.
Registration No. 333-169170

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SouFun Holdings Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	7374	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8th Floor, Tower 3, Xihuan Plaza
No. 1 Xizhimenwai Avenue
Xicheng District, Beijing 100044
People’s Republic of China
Telephone: 86-10-5930-6668
(Address and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Huanting Timothy Li	William Y. Chua	Leiming Chen
Sidley Austin LLP Level 39,	Sullivan & Cromwell LLP	Simpson Thacher &
Two International	28th Floor	Bartlett LLP
Finance Centre	Nine Queen’s Road	35th Floor, ICBC Tower
8 Finance Street	Central	3 Garden Road
Central, Hong Kong	Hong Kong	Central, Hong Kong
(852) 2509-7888	(852) 2826-8688	(852) 2514-7600

Approximate date of commencement of proposed sale to the public:  as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. No one may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Preliminary Prospectus Dated September 2, 2010

SouFun Holdings Limited
2,933,238 American depositary shares
representing 11,732,952 Class A ordinary shares

This is the initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of SouFun Holdings Limited. Each ADS represents four of our Class A ordinary shares.

We are selling 246,914 ADSs. Telstra International Holdings Limited, or Telstra International, is selling 1,826,002 ADSs, and the other selling shareholders named in this prospectus are selling an aggregate of 860,322 ADSs. We will not receive any proceeds from the sale of the ADSs by the selling shareholders. We anticipate that the initial public offering price per ADS will be between US$40.50 and US$42.50.

Investing in the ADSs involves risks that are described in “Risk Factors” beginning on page 13 of this prospectus.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to SouFun Holdings Limited	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$

Telstra International, one of the selling shareholders, has granted the underwriters an option to purchase up to an aggregate of 439,986 additional ADSs solely to cover over-allotments, if any.

Following this offering, we will have two classes of authorized ordinary shares, Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share will be entitled to one vote per share. Each Class B ordinary share will be entitled to 10 votes per share and is convertible at any time into one Class A ordinary share. Assuming the underwriters have not exercised their over-allotment option to purchase additional ADSs, upon the completion of this offering, our existing shareholders will hold 25,298,329 Class B ordinary shares and 6,579,090 Class A ordinary shares. Our Class B ordinary shares will represent 83.8% of the total voting rights in our Company. Our dual-class ordinary share structure involves certain risks. Until the closing date of this offering, we may also have a class of non-voting ordinary shares outstanding related to the exercise of certain option grants. Such non-voting ordinary shares will automatically convert into Class A ordinary shares on a 1:1 basis upon the closing of this offering. See the relevant risk factors on page 54 of this prospectus for a detailed discussion of such risks.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. We have received approval to list our ADSs on the New York Stock Exchange under the symbol “SFUN.”

The underwriters expect to deliver the ADSs on or about          , 2010.

Deutsche Bank Securities	Goldman Sachs (Asia) L.L.C.

搜房 SouFun
www.SouFun.com

Everything Home Online

Buy Sell Rent Furnish Improve

www.SouFun.com

You should only rely on the information contained in this prospectus and any free-writing prospectus filed with the Securities and Exchange Commission in connection with this offering. We have not authorized anyone to provide you with information different from that contained in this prospectus and such filed free-writing prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where such offers and sales of ADSs are permitted. The information contained in this prospectus or any filed free-writing prospectus is accurate only as of its date, regardless of the time of its delivery or of any sale of ADSs.

i

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, information contained in this prospectus assumes that the underwriters have not exercised their right to purchase ADSs pursuant to the over-allotment option and that there has been no exercise of the 9,564,050 options outstanding as of June 30, 2010 to purchase Class A or Class B ordinary shares granted to our executive officers and employees.

Except where the context otherwise requires and for purposes of this prospectus only,

•	“we,” “us,” “Company,” “our” or “SouFun” refers to SouFun Holdings Limited, SouFun.com Limited, the name of our Company prior to July 14,1999, and its PRC subsidiaries as follows:

•	SouFun Media Technology (Beijing) Co., Ltd., or SouFun Media;

•	Beijing SouFun Network Technology Co., Ltd., or SouFun Network;

•	Beijing SouFun Information Consultancy Co., Ltd., or Beijing Information;

•	Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd., or Beijing Zhong Zhi Shi Zheng;

•	Shanghai SouFun Information Co., Ltd., or SouFun Shanghai;

•	SouFun Information (Shenzhen) Co., Ltd., or SouFun Shenzhen;

•	SouFun Information (Tianjin) Co., Ltd., or SouFun Tianjin; and

•	SouFun Information (Guangzhou) Co., Ltd., or SouFun Guangzhou;

and its offshore subsidiaries as follows:

•	China Index Academy Limited, incorporated in Hong Kong, or China Index Academy;

•	Bravo Work Investments Limited, incorporated in Hong Kong, or Bravo Work;

•	Max Impact Investments Limited, incorporated in Hong Kong, or Max Impact;

•	Selovo Investments Limited, incorporated in the British Virgin Islands, or Selovo Investments; and

•	Pendiary Investments Limited, incorporated in the British Virgin Islands, or Pendiary Investments;

and, in the context of describing our operations and consolidated financial statements, our 11 consolidated controlled entities in China (also referred to as PRC Domestic Entities in our consolidated financial statements and related notes included elsewhere in this prospectus) as follows:

•	Beijing SouFun Internet Information Service Co., Ltd., or Beijing Internet;

•	Beijing Jia Tian Xia Advertising Co., Ltd., or Beijing Advertising;

•	Beijing SouFun Science and Technology Development Co., Ltd., or Beijing Technology;

•	Beijing China Index Information Co., Ltd., or Beijing China Index;

•	Shanghai Jia Biao Tang Advertising Co., Ltd., or Shanghai JBT Advertising;

•	Shanghai SouFun Advertising Co., Ltd., or Shanghai Advertising;

•	Beijing Century Jia Tian Xia Technology Development Co., Ltd., or Beijing JTX Technology;

•	Tianjin Jia Tian Xia Advertising Co., Ltd., or Tianjin JTX Advertising;

ii

•	Shanghai China Index Consultancy Co., Ltd., or Shanghai China Index;

•	Beijing Li Tian Rong Ze Technology Development Co., Ltd., or Beijing Li Tian Rong Ze; and

•	Tianjin Xin Rui Jia Tian Xia Advertising Co., Ltd., or Tianjin Xin Rui.

•	“China” or “PRC” or “Chinese” refers to the People’s Republic of China, which, for geographical and statistical purposes, excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“GFA” refers to gross floor area and “sq.m.” refers to square meter(s);

•	“shares” or “ordinary shares” refers to our ordinary shares, which, following this offering, will include both Class A ordinary shares and Class B ordinary shares; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China, all references to “Hong Kong dollars” or “HK$” are to the legal currency of the Hong Kong Special Administrative Region, and all references to “U.S. dollars” or “US$” are to the legal currency of the United States of America.

We have sourced various Internet and online marketing industry data used in this prospectus from CR-Nielsen, an independent market research firm, and Data Center of China Internet, or DCCI, an independent market research institution, both of which were commissioned by us. We have assumed the correctness and truthfulness of such data, including projections and estimates, when we use them in this prospectus. You should read our cautionary statement in “Forward-Looking Statements” in this prospectus.

This prospectus contains translations of Renminbi amounts into U.S. dollars and vice versa at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations were made using the noon buying rate in The City of New York rate as set forth in the H.10 statistical release of the Federal Reserve Board and in effect on December 31, 2009, which was RMB6.8259 to US$1.00. We make no representation that any Renminbi amount referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate, or at all. On August 27, 2010, the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.7977 to US$1.00.

iii

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the ADSs being sold in this offering, and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our website in 2009, according to a report issued in March 2010 by DCCI, an independent market research institution, commissioned by us. We are also a leading home furnishing and improvement website in terms of unique visitors according to research from CR-Nielsen, an independent market research firm, commissioned by us. According to a report issued in March 2010 by CR-Nielsen, our website, www.soufun.com, had a 46.3% market share of the online real estate advertising market in China in 2009 by estimated revenues. Through our website, we provide marketing, listing and other value-added services and products for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly website supports an active online community and network of users seeking information on, and other value-added services and products for, the real estate and home furnishing and improvement sectors in China. Our current and forthcoming service offerings include:

•	Marketing services: We offer marketing services on our website, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and other home furnishing and improvement vendors who wish to promote their products and services, including home furnishing and improvement products and services, furniture, electronics and other products. We also intend to integrate paid priority placement of customer links in keyword search results into our current search and search ranking services. The substantial majority of our revenues are derived from marketing services;

•	Listing services: We offer basic and special listing services. Basic listing services are mainly offered to real estate agents, brokers, property developers, property owners and managers and providers of home furnishing and improvement products and services, and allow them to post information on properties, home furnishing and improvement and other related products and services on our website. Special listings consist of a customized marketing program primarily involving the coordination and promotion of offline themed events; and

•	Other value-added services and products: We offer subscription-based access to our information database, research reports and “total web solution” services, which integrate our customers’ services and products into our website, and also include website design services.

We have built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on our portal that forms the foundation of our service offerings. We currently maintain 63 offices to focus on local market needs and, as of June 30, 2010, our website and database contained:

•	over 139,000 listings for new residential property complexes, approximately eight million listings of secondary and rental residential properties, as well as over 140,000 listings of commercial properties for sale and lease;

•	over 8,000 brands and one million listings from home furnishing and improvement vendors across China; and

•	content coverage of real estate-related content, search services, marketing and listing coverage of 106 cities in China.

Our user base has also attracted numerous customers, which include real estate developers, real estate agents and brokers, property owners, property managers, mortgage brokers, lenders and suppliers of home furnishing and improvement products and services. According to a report issued in March 2010 by DCCI, we obtained advertisements from 60.0% of online real estate advertisers among real estate information services websites in China in 2009. Our diverse offerings and broad geographic coverage have resulted in an active and dynamic online community that provides an effective and targeted channel for advertisers to market their products and services, and serves as a centralized source of information, products and services for consumers interested in the real estate and home furnishing and improvement markets.

In 2007, 2008, 2009 and the six months ended June 30, 2010, we had revenues of US$57.9 million, US$104.1 million, US$127.0 million and US$68.2 million, respectively. During the same periods, our net income attributable to our shareholders was US$12.2 million, US$23.4 million, US$52.7 million and US$5.3 million, respectively. Marketing, listing and other value-added services and products accounted for 80.6%, 13.8% and 5.6%, respectively, of our revenues in 2009 and 66.9%, 20.5% and 12.6%, respectively, of our revenues in the six months ended June 30, 2010. According to a report issued in March 2010 by CR-Nielsen, in 2008 and 2009, our website, www.soufun.com, received a weekly average of over 8.2 million and 9.8 million unique visitors, respectively, and generated a weekly average of over 12.0 million and 12.3 million website visits, respectively.

Our Strengths

We believe we have the following strengths, which have enabled us to become a leading real estate and home furnishing and improvement Internet portal in China:

•	Leading market position and national brand name with powerful network effects;

•	Broad geographic coverage with local market expertise and highly scalable business model;

•	Extensive customer relationships and strategic partnerships in China;

•	Robust technology platform with focus on user experience; and

•	Experienced management team with extensive industry knowledge and proven track record.

Our Strategies

We intend to continue building an online destination that appeals to a wide variety of consumers and provides a comprehensive and in-depth source of real estate, home furnishing and improvement information and other value-added services and products. We intend to further consolidate our position as a leading real estate and home furnishing and improvement Internet portal in China by strengthening our customer relationships and expanding our service platform and geographic reach. To achieve this goal, we will pursue the following strategies:

•	Strengthen relationships with customers through premium, customized services;

•	Strategically phase in service offerings in our existing network of cities;

•	Leverage our user base to introduce and monetize additional product offerings;

•	Continue to enhance our technology platform and user interface to strengthen user experience; and

•	Selectively pursue strategic alliances and acquisitions.

Online Advertising Market in China

According to iResearch Inc., a leading PRC online market research company headquartered in Shanghai, China, the online advertising market in China, including brand advertising and paid search, is projected to grow from RMB17.0 billion (US$2.5 billion) in 2008 to RMB58.5 billion (US$8.6 billion) in 2012, representing a compound annual growth rate, or CAGR, of 36.2%. At the same time, China’s advertising market and online advertising market are still underpenetrated as compared to those of more developed countries. Based on data provided by iResearch, total advertising revenues in China were RMB201.4 billion (US$29.5 billion) in 2008, accounting for 0.7% of total gross domestic product, or GDP. Online advertising revenues in China were RMB17.0 billion (US$2.5 billion) in 2008, accounting for 8.4% of total advertising revenues.

We believe that Internet users who search for real estate or home furnishing and improvement information on the Internet are an especially attractive demographic for real estate and home furnishing and improvement advertisers in China because they often comprise the more affluent and educated consumers. The Internet also provides a more targeted and cost-effective advertising medium for real estate developers, brokers and suppliers of home furnishing and improvement products and services to reach desirable customers. As such, over the long term, we expect that demand for online advertising, online listing and other Internet services from China’s real estate and home furnishing and improvement sectors will continue to grow.

China Real Estate and Home Furnishing and Improvement Market

China’s real estate market, and in particular the market for new residential properties, has experienced significant growth in recent years. According to the 2009 China Statistical Yearbook, the total area of real estate development sold in GFA grew from approximately 720.5 million sq.m. in 2004 to 1,252.5 million sq.m. in 2008, representing an increase of 73.8%. The secondary real estate market in China is at an early stage of development, but we expect it to grow quickly in the coming years as an increasing number of high quality properties in desirable locations become available in the secondary market, as buyers move into secondary properties being vacated by buyers of new properties and as the proportion of government-assigned properties diminishes. We believe that the real estate sector will continue to be one of the major industries in China and will grow significantly in the foreseeable future, largely driven by increasing urbanization, continued macroeconomic growth and rising personal consumption across the nation.

We believe that with the growing supply of and demand for primary, secondary and rental properties, as well as increasing competition among property developers, owners, brokers and agents, demand for online advertising, online listing and other Internet services will continue to experience strong growth. In addition, we expect the fast growing home furnishing and improvement market to create additional demand for online advertising and online listing services. According to Datamonitor Inc., an independent information and market analysis company, the market value of the home improvement industry in China grew from RMB212.0 billion in 2004 to RMB357.6 billion in 2008, representing a CAGR of 14.0%. Furthermore, according to the 2006-2009 China Statistical Yearbooks, the per capita annual living expenditure of urban households for household facilities and services grew from RMB407 in 2004 to RMB692 in 2008, representing a CAGR of 14.2%. We believe this trend will continue in line with the growth in per capita disposable income.

Risks and Challenges

Our ability to achieve our goals and execute our strategies is subject to risks and uncertainties, including the following:

•	whether the online marketing industry in China will continue to develop and our ability to obtain listings from our key customer groups, such as property developers, real estate agents, brokers, and property owners and managers;

•	our ability to compete successfully against our current or future competitors;

•	our ability to maintain and enhance brand awareness;

•	the performance of the real estate sector in China, which is heavily regulated, relatively immature and volatile, and subject to stringent government regulations that may change from time to time;

•	our ability to develop and maintain an effective system of internal controls over financial reporting;

•	uncertainties associated with the effectiveness of our contractual arrangements in providing operational control over our controlled consolidated entities in China, including effectiveness of voting proxies and our ability to enforce our rights under these contractual arrangements; and

•	the uncertain legal and regulatory environment in China for foreign-invested companies operating in the Internet and online advertising sectors.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these risks, challenges and uncertainties.

Corporate History and Structure

We were incorporated on June 18, 1999 in the British Virgin Islands and changed our corporate domicile to the Cayman Islands on June 17, 2004, becoming a Cayman Islands exempted company with limited liability. We maintain our operational headquarters in Beijing, China and have various subsidiaries and offices across China. Our principal executive office is located at 8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044, China, and our telephone number is +86-10-5930-6668. Our website address is www.soufun.com. The information contained in our website, as well as any information contained in our other websites referenced elsewhere in this prospectus, is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

Foreign ownership in the Internet content provision and advertising businesses is subject to restrictions under current PRC laws, rules and regulations. To comply with the applicable PRC laws, rules and regulations, we conduct our operations in China through a series of contractual arrangements entered into among two of our PRC subsidiaries, SouFun Media and SouFun Network, and our 11 consolidated controlled entities: Beijing Internet, Beijing Advertising, Beijing Technology, Beijing China Index, Shanghai JBT Advertising, Shanghai Advertising, Beijing JTX Technology, Tianjin JTX Advertising, Shanghai China Index, Beijing Li Tian Rong Ze and Tianjin Xin Rui. We refer to these contractual arrangements, each as amended, as the Structure Contracts in this prospectus. These consolidated controlled entities hold the licenses and approvals that are required to operate our Internet content provision, or ICP, and advertising businesses. As a result of these Structure Contracts, under accounting principles generally accepted in the United States, or U.S. GAAP, we demonstrate the ability to control the consolidated controlled entities through our rights to all the residual benefits of the consolidated controlled entities and our obligation to fund the losses of the consolidated controlled entities. Accordingly, we consolidate their results in our financial statements. For a description of these contractual arrangements, see “Our History and Corporate Structure—Structure Contracts.”

The following diagram illustrates our current corporate and share ownership structure with our consolidated controlled entities as of the date of this prospectus:

(1)	Affiliates of IDG Technology Venture Investment Inc. include IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

The following diagram illustrates our expected corporate and share ownership structure with our consolidated controlled entities immediately following the closing of this offering (assuming full exercise by the underwriters of their over-allotment option) and the Telstra Private Placement:

(1)	Refers to the following three entities affiliated with Apax Partners LLP: Hunt 7-A Guernsey L.P. Inc, Hunt 7-B Guernsey L.P Inc and Hunt 6-A Guernsey L.P. Inc.

(2)	Affiliates of IDG Technology Venture Investment Inc. include IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

THE OFFERING

Price per ADS	We currently estimate the initial public offering price will be between US$40.50 and US$42.50 per ADS.

ADSs offered by us	246,914 ADSs

ADSs offered by the selling shareholders	2,686,324 ADSs (or 3,126,310 ADSs if the underwriters exercise in full their over-allotment option to purchase additional ADSs).

ADSs outstanding immediately after this offering	2,933,238 ADSs (or 3,373,224 ADSs if the underwriters exercise in full their over-allotment option to purchase additional ADSs).

Class A ordinary shares outstanding immediately after this offering	49,007,482 Class A ordinary shares (or 50,767,426 Class A ordinary shares if the underwriters exercise in full their over-allotment option to purchase additional ADSs).

Class B ordinary shares outstanding immediately after this offering	25,298,329 Class B ordinary shares (or 25,298,329 Class B ordinary shares if the underwriters exercise in full their over-allotment option to purchase additional ADSs).

Ordinary shares	Our share capital will consist of Class A and Class B ordinary shares upon completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote on all matters subject to shareholders’ vote, and each Class B ordinary share will be entitled to 10 votes on all matters subject to shareholders’ vote. Each Class B ordinary share will be convertible into one Class A ordinary share at any time by its holder. Upon transfer of any Class B ordinary share by its holder to any person or entity that is not an affiliate of such holder (as defined in our amended and restated articles of association), such Class B ordinary share will be automatically and immediately converted into a Class A ordinary share. Class A ordinary shares will not be convertible into Class B ordinary shares under any circumstance.

Right to purchase additional ADSs	Telstra International, one of the selling shareholders, has granted to the underwriters the right, exercisable for 30 days after the date of this prospectus, to purchase from it up to an aggregate of 439,986 additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions.

The ADSs	Each ADS represents four Class A ordinary shares, par value HK$1.00 per share. The ADSs will be evidenced by ADRs. The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of proceeds	We plan to use the net proceeds we receive from this offering for general corporate purposes. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks and uncertainties you should carefully consider before deciding to invest in our ADSs.

Listing	We have received approval to list our ADSs on the New York Stock Exchange. Our ordinary shares will not be listed for trading on any exchange or quoted for trading on any over-the-counter trading system.

Proposed New York Stock Exchange symbol	“SFUN”

Depositary	JPMorgan Chase Bank, N.A.

Lock-up	We, the selling shareholders, all of our other existing shareholders, General Atlantic Mauritius Limited, or General Atlantic, Hunt 7-A Guernsey L.P. Inc, Hunt 7-B Guernsey L.P. Inc and Hunt 6-A Guernsey L.P. Inc, such three Hunt entities collectively, Apax, our directors and executive officers and a substantial majority of our option holders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. In addition, through a letter agreement, we have agreed to instruct JPMorgan Chase Bank, N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting.”

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following information with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following summary consolidated statement of operations data and consolidated cash flow data for the years ended December 31, 2007, 2008 and 2009, and summary consolidated balance sheet data (except for ADS information) as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus, and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes. Our consolidated financial statements are prepared in accordance with U.S. GAAP and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on our consolidated financial statements is included in this prospectus. The summary consolidated statement of operations data (except for ADS information) and summary consolidated cash flow data for the six months ended June 30, 2009 and 2010 and the summary consolidated balance sheet data as of June 30, 2010 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period.

	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
	(US$ in thousands, except per ordinary share and ADS data)

Consolidated statement of operations data
Revenues
Marketing services(1)	46,552	86,252	102,367	29,503	45,586
Listing services	9,885	16,070	17,559	5,398	14,006
Other value-added services and products	1,439	1,802	7,123	2,056	8,593

Total revenues	57,876	104,124	127,049	36,957	68,185

Cost of revenues
Cost of services	(12,630)	(22,162)	(26,484)	(9,506)	(18,164)
Cost of other value-added services and products	—	—	(4,863)	(1,185)	(6,887)

Total cost of revenues	(12,630)	(22,162)	(31,347)	(10,691)	(25,051)

Gross profit	45,246	81,962	95,702	26,266	43,134
Operating expenses:
Selling expenses	(13,221)	(18,708)	(25,186)	(9,988)	(16,742)
General and administrative expenses	(12,158)	(19,857)	(22,176)	(9,379)	(14,330)

Operating income:	19,867	43,397	48,340	6,899	12,062
Foreign exchange gain (loss)	8	(2,826)	(59)	(17)	(481)
Interest income (2)	707	1,221	1,205	613	1,162
Realized gain—trading securities	—	—	195	85	164
Government grant	211	360	730	336	356

Income before income tax	20,793	42,152	50,411	7,916	13,263
Income tax (expense)/benefit	(8,457)	(18,805)	2,199	(4,190)	(7,965)

Net income	12,336	23,347	52,610	3,726	5,298

Net income (loss) attributable to non-controlling interest	125	(34)	(42)	(20)	(11)
Net income attributable to SouFun Holdings Limited shareholders	12,211	23,381	52,652	3,746	5,309

	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
	(US$ in thousands, except per ordinary share and ADS data)

Income per ordinary share
Basic	0.16	0.32	0.71	0.05	0.07
Diluted(3)	0.16	0.30	0.68	0.05	0.07
Dividend declared per ordinary share	0.55	—	0.59	—	—
Income per ADS
Basic	0.64	1.28	2.84	0.20	0.28
Diluted	0.64	1.20	2.72	0.20	0.28
Dividend declared per ADS	2.20	—	2.36	—	—
Weighted average number of ordinary shares outstanding
Basic	74,020,217	74,020,217	73,986,129	74,020,217	73,932,217
Diluted	76,997,410	77,092,197	77,418,960	77,386,202	77,851,697
Weighted average number of ADSs outstanding
Basic	18,505,054	18,505,054	18,496,532	18,505,054	18,483,054
Diluted	19,249,353	19,273,049	19,354,740	19,346,551	19,462,924
Share-based compensation included in:
Cost of revenues	160	268	489	238	251
Selling expenses	142	323	595	295	338
General and administrative expenses	1,915	2,126	3,056	1,480	1,228

(1)	Marketing services include related-party amounts of nil and US$375,000 in the six months ended June 30, 2009 and 2010, respectively, relating to marketing services provided to the Hainan property developer that was the subject of the Dong Fang Xi Mei commitment deposit described in the section entitled “Certain Relationships and Related Party Transactions—Related Party Loans and Other Payments.” See note 10 to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

(2)	Interest income includes related party amounts of nil, nil, US$85,000, nil and US$305,000 in 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, respectively.

(3)	Income per ordinary share (diluted) and income per ADS (diluted) for each year from 2007 to 2009 and the six months ended June 30, 2009 and 2010 have been computed, after considering the dilutive effect of the shares underlying employees’ share options and, as applicable, preferred shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2008 and 2009 and June 30, 2010:

•	on an actual basis; and

•	on an as adjusted basis to reflect the exercise of 1,125,000 vested stock options by Media Partner to purchase 1,125,000 Class A ordinary shares, the issuance of 20,882 non-voting ordinary shares to Telstra International upon its exercise of 41,250 vested stock options by means of net-share settlement and the issuance and sale of 987,656 Class A ordinary shares in the form of ADSs by us in this offering based on the initial public offering price shown on the front cover of this prospectus, after deducting the estimated offering expenses payable by us. A US$1.00 increase (decrease) in the assumed initial public offering price of US$41.50 per ADS, the mid-point of the estimated range of the initial public offering price, would increase (decrease) the amounts representing total current assets, total assets, total SouFun Holdings Limited’s equity, total shareholders’ equity and shareholders’ equity by US$0.9 million.

	As of December 31,		As of June 30,
	2008	2009	2010
	Actual	Actual	Actual	As Adjusted
	(US$ in thousands)

Consolidated balance sheet data
Total current assets	102,861	149,224	176,745	114,414
Total assets	107,246	154,494	185,079	194,125
Total current liabilities	79,867	124,306	132,187	132,187
Total liabilities	93,858	129,993	141,628	141,628
Total SouFun Holdings Limited’s equity	13,283	24,438	43,399	52,445
Non-controlling interests	105	63	52	52
Total shareholders’ equity	13,388	24,501	43,451	52,497
Total liabilities and shareholders’ equity	107,246	154,494	185,079	194,125

The following table presents a summary of our consolidated cash flow data in 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010:

	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
	(US$ in thousands)

Consolidated cash flow data
Net cash generated from operating activities	30,493	44,568	65,966	24,005	18,198
Net cash (used in) generated from investing activities	(7,596)	(2,598)	(12,034)	8,927	(5,600)
Net cash used in financing activities	(2,647)	(16,210)	(24,789)	(24,241)	—
Net increase in cash and cash equivalents	21,774	28,954	29,217	8,713	13,129
Cash and cash equivalents at beginning of year/period	12,294	34,068	63,022	63,022	92,239
Cash and cash equivalents at end of year/period	34,068	63,022	92,239	71,735	105,368

RISK FACTORS

Investing in our ADSs involves significant risks and uncertainties. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our business depends substantially on revenues from our marketing services, including primarily online advertising, and participants in the real estate and home furnishing and improvement sectors may choose other advertising media over online advertising, which could lead to loss of our revenues.

All of our marketing service revenues are generated through our website, and we expect to continue to derive a significant proportion of our revenues from marketing. Marketing represents our largest source of revenues, accounting for 80.4%, 82.8%, 80.6% and 66.9% of our revenues in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively. In particular, our new home business accounted for 84.2%, 87.6%, 85.1%, 88.9% and 84.9% of our marketing service revenues in 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, respectively. New home business primarily consists of sales of marketing services to residential property developers and their sales agents who are in the process of promoting newly developed properties for sale.

Although the online marketing industry in China has been growing, advertisers in the real estate sector in China have typically relied on traditional forms of advertising media, such as newspapers, magazines and outdoor advertising. If we are unable to retain and develop our base of advertising customers, including property developers and home furnishing and improvement product and service providers, our business may not grow as quickly as we expect. Moreover, advertisers may not continue to do business with us if they do not perceive our marketing services to be effective or our user demographics to be desirable.

Our ability to continue to generate and maintain marketing service revenues depends on a number of factors, many of which are beyond our control, including:

•	the amount of user traffic on our website, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through our website traffic tracking tools and reporting systems;

•	potential downward pressure on online marketing pricing due to increased competition from other online advertisers and traditional online advertising media; and

•	widespread adoption of technologies that permit Internet users to selectively block unwanted web views, including advertisements on web pages.

If we are unable to remain competitive and provide value to our advertisers, they may stop placing advertisements with us, which would have a material adverse effect on our business, financial condition and results of operations.

If we are unable to continue to obtain listings from our key customer groups, including property developers, real estate agents, brokers, and property owners and managers, our business, financial condition and results of operations could be materially and adversely affected.

We derive a significant portion of our revenues from our listing services. In 2007, 2008 and 2009 and for the six months ended June 30, 2010, listing service revenues represented approximately 17.1%, 15.4%, 13.8% and 20.5%, respectively, of our revenues. Our strategy includes persuading property developers, real estate agents, brokers and property owners and managers to list their properties on our website. We believe having large numbers of high-quality listings from such real estate professionals attracts users to our website, thereby enhancing our attractiveness to advertisers and other real estate market participants. None of our listing agreements are exclusive. Our listing customers may choose not to continue to use our listing services and may choose to utilize the services of one or more of our competitors or alternative means of listing, such as real estate magazines or newspapers. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets, choose not to renew their existing agreements with us, our website could become less attractive to users. In turn, if we experience reduced user traffic on our website, advertisers from whom we derive the largest proportion of our revenues, and other real estate market participants, may discontinue the use of or be unwilling to pay for our services. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

We derive a substantial portion of our revenues from four of China’s major urban centers, in particular, Beijing and Shanghai, and we face market risk due to our concentration in these major urban areas.

We derive a substantial portion of our revenues from four of China’s major urban centers: Beijing, Shanghai, Shenzhen and Guangzhou. In 2007, 2008, 2009 and the six months ended June 30, 2010, we generated revenues of US$37.1 million, US$54.6 million, US$72.9 million and US$37.9 million, respectively, or 64.1%, 52.4%, 57.4% and 55.5%, respectively, of our revenues, from these four urban centers. In particular, in 2007, 2008, 2009 and the six months ended June 30, 2010, Beijing and Shanghai, in aggregate, accounted for US$29.3 million, US$43.7 million, US$60.5 million and US$29.4 million, respectively, or 50.6%, 42.0%, 47.6% and 43.1%, respectively, of our revenues. We expect these four urban centers to continue to be important regional sources of revenues in all of our revenue categories. If any of these major urban centers experience events which negatively impact the real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or a slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our revenues and profitability could be materially reduced.

We may fail to compete successfully against current or future competitors, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

We face competition from other companies in each of our primary business activities. In particular, the online real estate and home furnishing and improvement Internet service market in China is becoming increasingly competitive. The barriers of entry for establishing Internet-based businesses are low, thereby allowing new entrants to emerge rapidly. As the online real estate and home furnishing and improvement Internet service industry in China is relatively new and constantly evolving, our current or future competitors may be better able to position themselves to compete as the industry matures. We also face competition from companies in other media that offer online advertising, online listing and similar services. In particular, any of these competitors may offer products and services that provide significant advantages over those offered by us in terms of performance, price, scope, creativity or other advantages. These products and services may achieve greater market acceptance than our service offerings, and thus weaken our brand. Increased competition in the online real estate and home furnishing and improvement Internet service industry in China could make it difficult for us to retain existing customers and attract new customers, and could lead to a reduction in our fees. Furthermore, our current competitors include major Internet portals in China that provide real estate or home furnishing and improvement Internet services, such as Sina.com and Sohu.com, which may have more established brand names, larger visitor numbers and more extensive Internet distribution channels than we do.

In addition, we have faced and may continue to face strong competition from regionally focused websites providing regional real estate listings together with localized services. Any of our current or future competitors may also receive investments from or enter into other commercial or strategic relationships with larger, well-established and well-financed companies and obtain significantly greater financial, marketing and content licensing and development resources than us. Furthermore, some of our competitors receive support from local governments, which may place us at a disadvantage when competing with them in their local markets. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the Internet services market for real estate and home furnishing and improvement in China would have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to maintain and enhance brand awareness for our website could lead to loss of existing customers and qualified personnel.

We believe maintaining and enhancing our brand name as a leading real estate and home furnishing and improvement Internet company in China is a critical part of our strategy. In addition to promoting the SouFun brand through our direct sales force, we also intend to continue to pursue other means to enhance brand awareness, including publication of real estate and home furnishing and improvement research reports to members of the real estate and home furnishing and improvement sectors, participation in real estate and home furnishing and improvement research organizations, event sponsorships, portal collaboration arrangements, and advertising and marketing activities. We cannot assure you that our efforts will be successful in maintaining or enhancing our brand awareness. If our brand enhancement strategy is unsuccessful, or if other brands surpass our brand in customer recognition in one or more cities in which we operate, we may fail to attract new or retain existing users, customers or qualified personnel, which could materially decrease our revenues and profitability.

Loss of our right to use the “SouFun” brand name, or unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations and reputation.

We regard our copyrights, trademarks, trade secrets, domain names and other intellectual property as important to our business. Unauthorized use of such intellectual property, whether owned by us or licensed to us, may materially and adversely affect our business, financial condition, results of operations, reputation and competitive advantages. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our customers, collaborators and others to protect our intellectual property rights. The measures we take to protect our intellectual property rights may not be adequate and policing the unauthorized use of our intellectual property is difficult and expensive.

We have applied to register in China the Chinese and English dual-language “SouFun” trademark as well as “SouFun” in English and “ ” (“SouFun” in Chinese) individually for use in certain relevant industry categories. We have successfully registered the dual-language trademarks in certain industry categories, but our applications for certain other industry categories have encountered conflicts with existing registrations or applications for similar trademarks by another PRC company in certain industry classes. We are in the process of resolving these conflicting trademark applications, but we estimate that this process may take several years to complete. According to CCPIT Patent & Trademark Law Office, our intellectual property agent, in practice, determination of the title to a trademark is generally made on the basis of three elements: (i) who has first applied for registration of the trademark in dispute; (ii) who has first used the trademark in dispute; and (iii) who has the reputation of using such trademark in the market. CCPIT Patent & Trademark Law Office is of the opinion that we first applied for and used the relevant trademarks, and our use of such trademarks has been reputable in the market. However, unless and until we secure the trademark registrations for which we have applied, we may be unable to effectively enforce our proprietary rights in connection with such trademarks or prevent the use by others of trademarks identical or similar to ours. Moreover, if the conflicting trademark applications are not resolved in our favor, we may be unable to use part or all of our current name or trademarks in our business operations. Our business, financial condition and results of operations may be materially and adversely affected if we lose the right to use the “SouFun” brand names, or if we are unable to prevent third parties from using our trademarks, as we would not be able to leverage such brand names to develop our business and protect the brand’s reputation and would lose the benefits of brand awareness among Internet users in China.

In addition, the validity, enforceability and scope of protection of intellectual property in Internet-related industries in China is uncertain and still evolving, and could involve substantial risks. The laws and enforcement procedures in China are not yet well developed, and do not protect intellectual property rights to the same extent as laws and enforcement procedures in the United States and other jurisdictions. Furthermore, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources and have a material adverse effect on our business, financial condition and results of operations. If we are unable to adequately protect the intellectual property rights that we own or use, we may lose these rights and our business, growth prospects and profitability may suffer.

Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.

We conduct our real estate services business primarily in China, and our business depends substantially on conditions of the PRC real estate market. In particular, our new home business, which accounted for 69.2%, 73.3%, 69.7% and 84.9% of our total revenues in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively, depends upon growth in the real estate-related industry nationwide and in specific regions in China. Demand for private residential property in China has grown rapidly in recent years, but such growth is often coupled with volatility in market conditions and fluctuation in property prices. For example, the rapid expansion of the property market in major provinces and cities in China in the early 1990s, such as Shanghai, Beijing and Guangdong Province, led to an oversupply in the mid-1990s and a corresponding fall in property values and rentals in the second half of the decade. Since the late 1990s, property prices and the number of new property development projects have generally been increasing in major cities. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect the demand for real estate and home furnishing and improvement services and for real estate- and home furnishing and improvement-related advertising, demand for our products and services, as well as the level of our growth and profitability, may be materially reduced.

The real estate market in China is typically affected by changes in government policies affecting the financial markets and related areas. In the past, the PRC government has adopted various administrative measures to restrain what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China has experienced rapid and significant increases in home sales as well as prices. In 2007, home sales and prices in China rose rapidly to unprecedented levels, culminating in a housing downturn beginning in late 2007 due to the PRC government’s intervention in the real estate market to stabilize market prices and reduce market speculation. The PRC real estate market may experience a downturn in the future, as home sales and prices in China have experienced a rapid increase since early 2009. In response, the PRC government has promulgated a series of policies since late 2009 to cool down what is considered to be an over-heated real estate market, such as restrictions on the provision of loans for buyers upon their third or subsequent home, raising the minimum down-payment amount and lending rates for purchasers of second homes, strengthening the supervision of the purchase and financing of land acquisitions by real estate developers. In April 2010, the PRC government announced further tightening measures targeted at the PRC property markets nationwide, such as raising the minimum down-payment to 50% for purchasers of their second homes and to 30% for purchasers of their first residential properties exceeding specified gross floor areas, and restricting the ability of developers to finance properties through pre-sales. In response to such policies, certain local PRC governmental agencies, including agencies in Beijing, Guangzhou and Shenzhen, which are China’s major urban centers where we have operations, introduced implementation rules in April 2010, May 2010 and May 2010, respectively. These policies and rules have aimed to stem rising prices by targeting financing rules, multiple-unit ownership and tax policy. These or other policies and rules aimed at controlling growth in the real estate markets in China have affected and could further affect demand for marketing, listing or other services related to real estate advertising, which could have a material and adverse impact on our business, financial condition and results of operations. Any of the following could cause a decline in home sales and prices, which in turn could affect the demand for real estate and home furnishing and improvement services and advertising:

•	restrictive monetary policies adopted by the PRC government, including any significant increase in interest rates;

•	adverse developments in the credit markets and/or mortgage financing markets resulting from PRC government policies;

•	policies regarding land supply;

•	significant increases in transaction costs as a result of changes in PRC government policies regarding real estate transaction taxes, such as the recent announcement regarding the reinstatement of a sales tax on residential property sales by individuals within five years of purchase;

•	adverse changes in PRC government policies regarding the acquisition and/or ownership of real estate;

•	adverse changes in PRC national or local government policies or practices regarding brokerage, referral or franchise business or related fees and commissions; or

•	other PRC government policies or regulations that burden real estate transactions or ownership.

Regulation of the Internet industry in China, including censorship of information distributed over the Internet, may materially and adversely affect our business.

China has enacted laws, rules and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of applicable PRC laws, rules and regulations. In particular, under regulations promulgated by the State Council, the Ministry of Industry and Information Technology (formerly the Ministry of Information Industry), or MIIT, the General Administration of Press and Publication (formerly the State Press and Publications Administration) and the Ministry of Culture, Internet content providers and Internet publishers are prohibited from posting or displaying content over the Internet that, among other things: (i) opposes the fundamental principles of the PRC constitution; (ii) compromises state security, divulges state secrets, subverts state power or damages national unity; (iii) disseminates rumors, disturbs social order or disrupts social stability; (iv) propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes; or (v) insults or slanders a third party or infringes upon the lawful right of a third party.

If any Internet content we offer or will offer through our consolidated controlled entities were deemed by the PRC government to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of illegal revenues, fines, suspension of business and revocation of required licenses, which could have a material adverse affect on our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be forced to cease operation of our website in China.

If any of our consolidated controlled entities fails to maintain the applicable licenses and approvals held by it under the complex regulatory environment for Internet-based businesses and online advertising businesses in China, or any of our PRC subsidiaries or consolidated controlled entities fail to pass its annual government inspection or obtain renewal of its business license, our business, financial condition and results of operations would be materially and adversely affected.

The Internet and online advertising industries in China are still at a relatively early stage of development and are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, MIIT, the State Administration of Industry and Commerce, or SAIC, the General Administration of Press and Publication, the State Administration of Radio, Film and Television, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and advertising industries. Moreover, new laws, rules and regulations may be adopted, or new interpretations of existing laws, rules and regulations may be released, to address issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws, rules and regulations applicable to the Internet and online advertising industries. We cannot assure you that the relevant PRC governmental authorities will not find us to be in violation of any of the PRC laws, rules and regulations relating to our Internet content distribution and online advertising businesses.

Our consolidated controlled entities are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide advertising and other value-added services and products. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. For example, each of Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Advertising currently holds an Internet content provider license, or ICP license, as they are each required to obtain and maintain such ICP license under the applicable PRC laws, rules and regulations; and each of Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Advertising currently holds an approval for operating electronic bulletin board services as required under the applicable PRC laws, rules and regulations. Beijing Advertising, Beijing Internet, Shanghai Advertising and certain other consolidated controlled entities are allowed to provide marketing services in accordance with the business scope indicated in each of their respective business licenses. Each of Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Advertising, however, may be required to obtain additional licenses, including an Internet publication license and/or an Internet news information service license, as these entities may be deemed by the PRC regulatory authorities to be engaged in the provision of Internet publication services and Internet news information services. Since our website includes online residential communities that allow visitors to post information, including graphics or weblinks to videos, other websites or data in microblogs or online discussion forums, on our website for discussion with other users, the release of such information on our website may trigger the requirement for each of Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Advertising to obtain an Internet publication license in China. Similarly, if we or third parties post information that may be viewed as news information, the release of such information on our website may trigger the requirement to obtain an Internet news information license in China.

Beijing Technology, Beijing Internet, Beijing JTX Technology, Beijing China Index and Beijing Advertising have applied to the relevant government authorities for Internet publication licenses and/or Internet news information service licenses in accordance with applicable PRC laws, rules and regulations. The relevant government authorities have informed us orally that these applicants do not need to apply for the Internet publication licenses on the basis of their current business operations. However, such government authorities have not informed us as to when they will make a decision on whether these applicants need to apply for, or whether such government authorities will issue, the Internet news information service licenses on the basis of the current business operations of such applicants. We are also continuing our discussion with the relevant government authorities on our application for, and the authorities’ issuance of, Internet news information service licenses and to provide the relevant government authorities with supplemental information as requested. We, like many other similarly-situated business operators, have been operating our businesses without such licenses. Based on our informal discussions with the relevant government authorities and after completion of applications for Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Advertising, we believe we will comply with the legal requirements to apply for the licenses. However, King & Wood, our PRC legal counsel, has indicated that it is unable to express an opinion regarding our compliance with the legal requirements relating to the applications for these Internet news information service licenses because (1) the relevant PRC regulatory authorities have significant discretion in interpreting the laws, rules and regulations applicable to the issuance of Internet publication licenses and Internet news information service licenses, including the legal requirements stipulated in the relevant laws, rules and regulations; and (2) the relevant PRC regulatory authorities have broad discretion in determining whether the relevant company has complied with the legal requirements interpreted by the relevant PRC regulatory and authorities. In particular, King & Wood has informed us that it is unclear whether the PRC regulatory authorities will request further information or impose stricter standards for successful application for these licenses. Since we are not a traditional news agency and it is unclear whether the relevant PRC licensing laws, rules and regulations relating to the provision of Internet news information services are meant to regulate our business operations, King & Wood has also expressed its inability to provide an opinion as to whether we would be in compliance with such PRC laws, rules and regulations by continuing to operate our business while applying for such licenses.

We have not received, nor have we learned that any other similar-situated business operator has received, any notice from the regulators threatening to suspend such business operations due to the lack of such licenses. However, despite the oral confirmation by the relevant government authorities as described above, if the PRC regulators take a more restrictive view or position on such regulation, then under the applicable PRC laws, rules and regulations, the failure to obtain and/or maintain an Internet publication license and/or Internet news information service license may subject the entity to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Although Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Advertising have not received any revenues directly from Internet publication services or Internet news information services, we cannot assure you that the PRC regulatory authorities will not impose any such penalties. Any such disruption in the business operations of our consolidated controlled entities could materially and adversely affect our business, financial condition and results of operations.

As a precondition to conducting business operations in China, our PRC subsidiaries and consolidated controlled entities are each subject to an annual inspection by SAIC or its local branches. SAIC conducts such annual inspection of the registration information of PRC corporate entities by examining the financial statements, annual inspection reports and other documentation such corporate entities prepare and submit to SAIC on an annual basis as required by the PRC laws, rules and regulations. Subsequent to the annual inspection, the business licenses of our PRC subsidiaries and consolidated controlled entities are also subject to renewal on an annual basis. These PRC entities must fulfill various statutory requirements before they may pass the annual inspection and receive their renewed business licenses. Due to a change in our business strategy in Tianjin and after our contribution of US$49,900 out of US$500,000 of the registered capital in 2001, we ceased business operations at SouFun Tianjin and did not complete the contribution of registered capital to SouFun Tianjin. Failure to contribute such registered capital is a violation of SouFun Tianjin’s constitutive or organizational documents. In January 2008, the relevant SAIC authorities revoked the business license of SouFun Tianjin. Based on our communications with the relevant SAIC authorities, SouFun Tianjin’s business license was revoked due to our failure to fully contribute to its registered capital. We are currently discussing with the relevant SAIC authorities in Tianjin to dissolve SouFun Tianjin. According to applicable PRC laws, rules and regulations, if a person, as the “legal representative” of a PRC company, i.e., a member of the company’s senior management so designated in the company’s constitutive documents, who bears the most corporate fiduciary duty in the company, is liable for the revocation of the business license of such company for its illegal conduct, such person may not serve as any PRC company’s director, supervisor or senior management personnel for a three-year period commencing from the date of such revocation of the business license. Because of our failure to pay the registered capital in full, we may be subject to fines of between 5.0% to 15.0% of SouFun Tianjin’s unpaid registered capital. Since Mr. Tianquan Vincent Mo, our founding shareholder, director and executive chairman, or Mr. Mo, was chairman of the board of directors, general manager and legal representative of SouFun Tianjin since its inception, if Mr. Mo is deemed by the relevant PRC regulatory authorities to bear personal responsibility for this failure to fully pay such registered capital, he may be forbidden from acting as a director, supervisor or as a member of senior management of our PRC subsidiaries and consolidated controlled entities for three years up to January 2011. As of the date of this prospectus, Mr. Mo has not received any notice to that effect from any PRC regulatory authorities and his service as the director and/or as a member of senior management of our PRC subsidiaries and consolidated controlled entities has not been impacted or challenged by any PRC regulatory authorities. None of our PRC subsidiaries and consolidated controlled entities have been informed of any determination by the relevant PRC legal authorities that Mr. Mo will be held liable for the failure to fully pay such registered capital. In September 2009 when we registered Tianjin Xin Rui with SAIC

Tianjin, the SAIC authorities did not take any action to prevent Mr. Mo from assuming the position as the executive director and general manager of Tianjin Xin Rui. Mr. Mo is also the executive director and general manager of Tianjin JTX Advertising registered with SAIC Tianjin. Both consolidated controlled entities passed their respective annual inspections by SAIC Tianjin in 2010 and the SAIC authorities have not asked Mr. Mo to cease being the executive director or general manager of Tianjin Xin Rui or Tianjin JTX Advertising. King & Wood, our PRC counsel, has also advised us that, except as otherwise disclosed in this prospectus, PRC laws, rules and regulations do not provide for any sanctions that would interfere with any services provided by Mr. Mo to us upon which we are dependent. However, we cannot assure you that SAIC will not issue such a notice or make a contrary determination as SAIC has considerable discretion in interpreting such PRC laws, rules and regulations. Should SAIC issue such a notice or make a contrary determination, we may not be able to locate suitable or qualified replacements and may incur additional expenses to identify Mr. Mo’s successor.

Unexpected network interruptions or security breaches, including “hacking” or computer virus attacks, may cause delays or interruptions of service, resulting in reduced use and performance of our website and damage our reputation and brands.

Our business depends heavily on the performance and reliability of China’s Internet infrastructure, the continued accessibility of bandwidth and servers on our service providers’ networks and the continuing performance, reliability and availability of our technology platform. Any failure to maintain the satisfactory performance, reliability, security and availability of our computer and hardware systems may cause significant harm to our reputation and our ability to attract and maintain customers and visitor traffic. Major risks related to our network infrastructure include:

•	any breakdown or system failure resulting in a sustained shutdown of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware;

•	any disruption or failure in the national backbone network, which would prevent our customers and users from accessing our website;

•	any damage from fire, flood, earthquake and other natural disasters; and

•	computer viruses, hackings and similar events.

Computer viruses and hackings may cause delays or other service interruptions and could result in significant damage to our hardware, software systems and databases, disruptions to our business activities, such as to our e-mail and other communication systems, breaches of security and inadvertent disclosure of confidential or sensitive information, inadvertent transmissions of computer viruses and interruptions of access to our website through the use of denial-of-service or similar attacks. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. All of our servers and routers, including back-up servers, are currently hosted by third-party service providers in Beijing and Shanghai and all information on our website is backed up weekly. Any hacking, security breach or other system disruption or failure which occurs in between our weekly backup procedures could disrupt our business or cause us to lose, and be unable to recover, data such as real estate listings, contact information and other important customer information.

We also do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance. Moreover, the low coverage limits of our property insurance policies may not be adequate to compensate us for all losses, particularly with respect to any loss of business and reputation that may occur. To improve our performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or create one or more copies of our website to mirror our online resources, either of which could increase our expenses and reduce our net income.

Breaches of security in connection with our website could expose us to potential liability and harm our reputation.

Ensuring secured transmission of confidential information through public networks is essential to maintaining the confidence of our customers and users. Our existing security measures may not be adequate to protect such confidential information. In addition, computer and network systems are susceptible to breaches by computer hackers. Security breaches could expose us to litigation and potential liability for failing to secure confidential customer information, and could harm our reputation and reduce our ability to attract customers and users. We cannot assure you that future security breaches, if any, would not have a material adverse effect on our business, financial condition, results of operations and prospects.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Substantially all access to the Internet is maintained through state-controlled telecommunication operators under the administrative control and regulatory supervision of MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are generally the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

We also rely on China Telecommunications Corporation, or China Telcom, and China United Netcom (Hong Kong) Ltd, or China Unicom, to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom and China Unicom, or if China Telecom or China Unicom otherwise fails to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom and China Unicom. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be significantly reduced. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may cause our revenues to decline.

You should not rely on our quarterly operating results as an indication of our future performance because our quarterly financial results are subject to fluctuations.

The real estate sector in China is characterized by seasonal fluctuations, which may cause the growth rate of our revenues to vary from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced advertising and marketing activity of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year. Furthermore, as we are substantially dependent on sales of marketing and listing services, our quarterly revenues and results of operations are likely to be affected by:

•	seasonality of the real estate market and real estate consumers’ purchasing patterns;

•	our ability to retain existing customers and attract new customers for our marketing and listing services;

•	the amount and timing of our operating expenses and capital expenditures;

•	the adoption of new, or changes to existing, governmental regulations;

•	a shortfall in our revenues relative to our forecasts and a decline in our operating results; and

•	economic conditions in general and specific to the real estate industry and to China.

These factors are difficult to discern in our historical results since our revenues have grown rapidly in recent years. As a result, you should not rely on our quarter-to-quarter comparisons of our results of operations as indicators of likely future performance.

Failure to continue to develop and expand our content, service offerings and features, and the technologies that support them, could jeopardize our competitive position.

As an Internet portal company, we participate in an industry characterized by rapidly changing technology and new products and services. To remain competitive, we must continue to develop and expand our content and service offerings. We must also continue to enhance and improve the ease of use, functionality and features of our website. These efforts may require us to develop internally, or to license, increasingly complex technologies. In addition, many of our competitors are continually introducing new Internet-related products, services and technologies, which will require us to update or modify our own technology to keep pace. Developing and integrating new products, services and technologies into our existing businesses could be expensive and time-consuming. Furthermore, such new features, functions and services may not achieve market acceptance or serve to enhance our brand loyalty. We may not succeed in incorporating new Internet technologies, or, in order to do so, we may incur substantial expenses. If we fail to develop and introduce or acquire new features, functions, services or technologies effectively and on a timely basis, we may not continue to attract new users and may be unable to retain our existing users, which could affect our marketability as a popular advertising and listing media. If we are not successful in incorporating new Internet technologies, our future profitability and growth could be materially and adversely affected.

Our revenues and profitability could suffer if we are unable to successfully implement our growth strategies or manage our growth effectively.

We intend to grow our business by rolling out our full suite of services, including marketing and listing services for our new home, secondary and rental properties and home furnishing and improvement businesses, from the 39 out of 106 cities where we provide all our currently available services as of June 30, 2010 to the remaining 67 cities across China where we currently offer primarily real estate and home furnishing and improvement content coverage through our localized website portals. We also plan to expand into new geographic areas and sectors. However, some of our growth strategies relate to new services and technologies for which there are no established markets in China or relate to services, technologies, new geographic markets or new businesses in which we have limited or no experience. Moreover, due to the breadth and diversity of the PRC real estate and home furnishing and improvement market, our business model may not be successful in new and untested markets as demand and preferences may vary significantly by region. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. We cannot assure you that we will be able to successfully grow our secondary and rental property and home furnishing and improvement businesses in our existing cities. We also cannot assure you that we will be able to enter new geographic markets or deliver new services and technologies on a commercially viable basis or in a timely manner, or at all. If we are unable to successfully implement our growth strategies, our revenues and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

Increases in the volume of our website traffic as a result of our expansion into new geographic regions could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause the number of real estate search inquiries, advertising impressions, other revenue producing offerings and our informational offerings to decline, any of which could significantly reduce our revenue growth and our brand loyalty. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand if our systems cannot handle current or higher volumes of traffic. Mismanagement of any of our services in new or existing markets or the deterioration of the quality of our services could significantly damage our brand names and reputation and adversely impact our ability to attract and retain customers and visitor traffic.

Our growth plans place a significant demand on our management, systems and other resources. In addition to training and managing a growing workforce, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and have a material adverse effect on our business, financial condition and results of operations.

The members of our senior management team, in particular, Mr. Mo, our founding shareholder, director and executive chairman, have played an important role in the growth and development of our business, and if we are unable to continue to retain their services, our business, financial condition and results of operations could be materially and adversely affected.

Our future success is significantly dependent upon the continued services of our senior management. In particular, Mr. Mo has played an important role in the growth and development of our business. To date, we have relied heavily on the expertise and experience of Mr. Mo and other senior management personnel in our business operations, including their extensive knowledge of the PRC real estate market, their strong reputation in the PRC real estate industry, and their relationships with our employees, relevant regulatory authorities and many of our customers. If Mr. Mo or other senior management personnel are unable or unwilling to continue in their present positions, we may not be able to locate suitable or qualified replacements and may incur additional expenses to identify their successors. In addition, if Mr. Mo or other senior management personnel join a competitor or form a competing company, we may lose our customers, and our collaboration arrangements may be disrupted, which would have a material adverse effect on our business, financial condition, results of operations and prospects. We do not maintain key-man insurance for Mr. Mo or other senior management personnel.

Failure to attract and retain qualified personnel could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We have from time to time in the past experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives. If we fail to successfully attract new personnel or retain and motivate our current personnel, we may lose competitiveness and our business, growth, profitability and prospects could be materially and adversely affected.

We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.

We cannot be certain that our services and information provided on our website do not or will not infringe patents, copyrights or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims alleging infringement of patents, trademarks or copyrights, or misappropriation of creative ideas or formats, or other infringement of proprietary intellectual property rights.

In particular, if our current applications for registering our trademarks in certain relevant industry categories are unsuccessful and we continue to use such trademarks after these or similar trademarks have been registered by another entity, or if a holder of any registered trademark similar to ours claims that we are infringing its trademark rights, we could potentially face civil liability for damages, including forfeiture of profits earned from illegal use of the trademark. See “—Loss of our right to use the ‘SouFun’ brand name, or unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations and reputation.” In addition, Beijing China Index was fined RMB10,000 in 2008 by the local branch of SAIC in connection with the use of the trade name “China Index Research Institution” for providing consulting services on our website. If we continue to do so, we could be subject to additional fines, penalties or other sanctions. In addition, we have previously been involved in disputes arising from alleged infringement of third parties’ copyrights on our website, such as the use of photos or articles to which we did not have the rights, which led to judgments against us. We could be subject to similar claims, suits or judgments in the future if we post information to which we do not have the rights. Any such claims, regardless of merit, may involve us in time-consuming and costly litigation or investigation and divert significant management and staff resources. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property and may also be ordered to pay fines or monetary damages. As a result, we would be required to enter into expensive royalty or licensing arrangements or to develop alternative technologies, business methods, content or other intellectual property. We expect that the likelihood of such claims may increase as the number of competitors in our markets grows and as related patents and trademarks are registered and copyrights are obtained by such competitors. In addition, as we have expanded, and may continue to expand, our business into new geographical markets, we may be exposed to such claims in jurisdictions other than China and the scope of intellectual property protection in these overseas jurisdictions may be different from or greater than that in China. The intellectual property laws in overseas jurisdictions may also impose more stringent compliance requirements and cause more potential damages or penalties than those in China. Such claims in overseas jurisdictions, if successful, could require us to pay significant compensatory and punitive damage awards as well as expose us to costly and time-consuming litigation or investigations, all of which could materially disrupt our business and have a material adverse effect on our growth and profitability.

We are exposed to potential liability for information on our website and for products and services sold over the Internet and we may incur significant costs and damage to our reputation as a result of defending against such potential liability.

We provide third-party content on our website such as real estate listings, links to third-party websites, advertisements and content provided by users of our community-oriented services. We could be exposed to liability with respect to such third-party information. Among other things, we may face assertions that, by directly or indirectly providing such third-party content or links to other websites, we should be liable for defamation, negligence, copyright or trademark infringement, or other actions by parties providing such content or operating those websites. We may also face assertions that content on our website, including statistics or other data we compile internally, or information contained in websites linked to our website contains errors or omissions, and users could seek damages for losses incurred as a result of their reliance upon incorrect information. In addition, our website could be used as a platform for fraudulent transactions. The measures we take to guard against liability for third-party content or information may not be adequate to exonerate us from relevant civil and other liabilities.

Any such claims, with or without merit, could be time-consuming to defend and result in litigation and significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and suffer damage to our reputation. Our general liability insurance may not cover all potential claims to which we are exposed to and may not be adequate to indemnify us for all liability that may be imposed.

Potential acquisitions, which form part of our strategy, may disrupt our ability to manage our business effectively, including our ability to successfully integrate acquired businesses into our existing operations.

Potential acquisitions form part of our strategy to further expand our business. Future acquisitions and the subsequent integration of new companies or businesses will require significant attention from our management, in particular to ensure that the acquisition does not disrupt any existing collaborations, or affect our users’ opinion and perception of our services and customer support. In addition, our management will need to ensure that the acquired business is effectively integrated into our existing operations. The diversion of our management’s attention and any difficulties encountered in integration could have a material adverse effect on our ability to manage our business. In addition, future acquisitions could expose us to potential risks, including:

•	risks associated with the assimilation of new operations, services, technologies and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing businesses and technologies;

•	the inability to generate sufficient revenues to offset the costs and expenses of acquisitions; and

•	potential loss of, or harm to, relationships with employees, customers and users as a result of the integration of new businesses.

We have experienced problems with our internal control over financial reporting in the past. If we fail to develop and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs.

Effective internal controls are necessary for us to provide accurate and timely financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our business reputation, financial condition and results of operations could be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls involving deficiencies, significant deficiencies or material weaknesses that have required or will require improvements in our procedures on the preparation, review, approval and disclosure of financial reports and our systems for financial data backup. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow our management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In November 2004, our prior registered independent public accounting firm, or the 2004 accounting firm, whom we had engaged in March 2004 to audit our consolidated financial statements in connection with a proposed initial public offering, expressed discomfort with our accounting records and systems during the course of its review of our book entries relating to certain advances to our employees. Our 2004 accounting firm also noted inconsistencies between the information we provided and our accounting records. In December 2004, following discussions with our then-existing audit committee, our 2004 accounting firm informed our audit committee and us that it was unable to continue its audit and was resigning as our registered independent public accounting firm, citing concerns about the reliability and sufficiency of our financial reporting processes, including our internal controls and systems, the financial information provided by our management and certain representations of our employees.

In early 2006, we engaged a new registered independent public accounting firm, or our 2006 accounting firm. Despite efforts by our management to improve our internal controls, our 2006 accounting firm informed us that we lacked sufficient financial accounting staff with U.S. GAAP knowledge or familiarity with SEC reporting processes. Our 2006 accounting firm also informed us that we initially recorded certain transactions in a manner inconsistent with U.S. GAAP. Furthermore, following discussions among us, our 2006 accounting firm and our 2004 accounting firm regarding our previous restatement of our 2001, 2002 and 2003 financial statements, our 2004 accounting firm notified us of its decision to withdraw its audit opinion on our financial statements for those years.

In November 2007, we terminated our working relationship with our 2006 accounting firm whom we had engaged to audit our 2004 and 2005 financial statements. In February 2008, Ernst & Young Hua Ming replaced our 2006 accounting firm. Ernst & Young Hua Ming is an affiliate of the independent auditor for Telstra International, which became our significant shareholder in August 2006. In connection with our dismissal of our 2006 accounting firm and our engagement of Ernst & Young Hua Ming, and based on our communications with our 2006 independent accounting firm and Ernst & Young Hua Ming, we do not believe any circumstances concerning the change in auditors needed to be brought to Ernst & Young Hua Ming’s attention by our 2006 accounting firm.

Prior to 2006, we had an audit committee in place to assist us in the oversight of our financial reporting process, as well as a nominating and corporate governance committee and compensation committee. In 2006, our board of directors resumed direct oversight and responsibility for the functions that had been delegated to these committees.

In February 2010, in connection with this offering, we engaged Shenzhen Union Strength Business Consulting Co., Ltd., or Union Strength, to assess the effectiveness of our internal control over financial reporting and to make recommendations on our internal control over financial reporting, in preparation for our required future compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Based on the assessment set forth in Union Strength’s February 2010 report, they recommended that we: (1) strengthen our corporate governance structure, including our audit disclosure controls and relevant policies and procedures; (2) establish an audit committee, an effective internal audit function, a code of conduct, anti-fraud policies, a whistle-blower system and employee complaint handling procedures for accounting and auditing matters; (3) strengthen our procedures on the preparation, review, approval and disclosure of financial reports in preparation for becoming a listed company; (4) increase the number of financial staff with relevant accounting knowledge and experience with U.S. GAAP; (5) improve and regularly update documentation of our processes and controls, such as accounting manuals; (6) create policies on the maintenance and custody of written and electronic control evidence, such as working papers and supporting documents; and (7) create formal access controls over the opening, cancelling and authorizing of an account in our application systems, improve management of important application systems and segregate our accounting responsibility and financial software system administration.

In April 2010, in connection with the audit of our financial statements included in this prospectus, Ernst & Young Hua Ming identified the following material weaknesses: (1) Ernst & Young Hua Ming noted that we did not have sufficient accounting personnel with an appropriate level of knowledge, experience and training in U.S. GAAP and SEC reporting matters to properly identify, analyze and conclude on accounting issues and to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements; and (2) Ernst & Young Hua Ming noted that we did not establish or maintain an effective independent oversight function, such as an independent audit committee, to fulfill the required oversight function of monitoring and evaluating the independent auditors, our financial performance, the transparency of our financial disclosures and the effectiveness of our internal controls, accounting policies and procedures. Ernst & Young Hua Ming also identified the following deficiencies in our internal control over financial reporting: (1) lack of formal documentation on transfer pricing policy; (2) lack of a comprehensive computerized system to timely track operating data and integrate with the accounting system; and (3) ineffective information technology, or IT, control environment for accounting and key business systems.

As we will be subject to the reporting obligations under the U.S. securities laws following this offering, we are in the process of further refining and enhancing our internal controls in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which requires annual management assessments of the effectiveness of our internal control over financial reporting and an assestation report by an independent registered public accounting firm on the effectiveness of our internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2011. To meet such requirements, we established an independent audit department in 2004 and are in the process of setting up certain internal control mechanisms including hiring staff experienced in accounting under U.S. GAAP and SEC reporting procedures, creating a standardized risk assessment system and enhancing our IT control system. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue an adverse report on the effectiveness of our internal control over financial reporting if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. During the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline for compliance with the requirements of Section 404 of Sarbanes-Oxley and as a result, our management may not be able to make the certifications required by Sarbanes-Oxley as to our internal controls. We also anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of Sarbanes-Oxley. In addition, we currently have certain loans to our directors outstanding. In order to comply with Section 402 of Sarbanes-Oxley, our directors will have to repay those loans to us prior to our public filing. If they fail to do so, we could be subject to sanctions or penalties under Sarbanes-Oxley. See “Certain Relationships and Related Party Transactions.”

If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to provide accurate financial statements. Any failure to implement required internal controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or provide accurate financial statements, which could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our ADSs.

Our customers may not repay commitment deposits we have provided to them or may fail to honor the related exclusive online marketing or listing agreements with us.

As of June 30, 2010, we provided commitment deposits to two related parties, in an aggregate amount of RMB65 million (US$9.5 million). Of these commitment deposit amounts, RMB50 million (US$7.3 million) was paid to CNED Hengshui Zhong Cheng Wanyuan Home Co., Ltd., or Hengshui, and RMB15 million (US$2.2 million) was paid to Beijing Dong Fang Xi Mei Investment Consulting Co., Ltd., or Dong Fang Xi Mei. Hengshui is expected to repay the commitment deposit on November 4, 2010. On July 5, 2010, Dong Fang Xi Mei repaid the commitment deposit of RMB 15 million to us after early termination of our agreement with Dong Fang Xi Mei. In preparation for this offering and in the interest of good corporate governance, going forward, we will not enter into any new commitment deposit or loan arrangements with related parties. We generally divide a property development project into four main stages: (i) the early construction stage; (ii) the pre-sale stage, where construction is still in progress, but a significant portion of the project has been completed to satisfy the statutory requirements for issuance of the pre-sale permit by the relevant governmental authorities; (iii) the marketing and sales stage, which extends from pre-sale to completion of sales; and (iv) the after-sales support stage. We provided the Hengshui commitment deposit during the pre-sale stage. We understand that the Hengshui deposit was used (1) to fund project construction and development; (2) to finance activities in preparation for sales and marketing, such as recruitment of sales professionals, setting up of sales offices and advisory fees for marketing consultants; and (3) for general working capital for the subject real estate project. We provided the Dong Fang Xi Mei commitment deposit during the sales and marketing stage. We understand that the Dong Fang Xi Mei deposit was used to help Dong Fang Xi Mei fund its own commitment deposit provided to the Hainan property developer designated by it. While we do not have direct dealings with the Hainan property developer, based on our general understanding from Dong Fang Xi Mei, the developer used the deposit: (1) to fund its sales and marketing activities, such as advertising and promotion and ongoing staff costs of its sales team; and (2) for general working capital for the subject real estate project.

On July 16, 2010, we agreed to provide a commitment deposit to Beijing Wei Ye Hang Real Estate Agency Co., Ltd., or Wei Ye, an independent real estate sales agent, in exchange for securing a role as the exclusive online marketing service provider for the Hainan project of the Hainan property developer that was the subject of the previous Dong Fang Xi Mei commitment deposit arrangement. The exact amount and terms of this commitment deposit have yet to be negotiated and may be up to RMB50 million. To the extent we enter into such commitment deposit arrangements with unrelated parties, however, we cannot guarantee that arrangements with such customers will ultimately result in the generation of online marketing or listing service revenues. Anticipated revenues from such arrangements may fail to materialize if the project does not result in significant levels of business for us, if the project is delayed, or otherwise. Moreover, as we have not historically specified the permissible scope of use of commitment deposits provided to our customers in the contracts relating to these commitment deposits, we do not have control over how the recipients of past commitment deposits use these funds, and there is a risk that currently outstanding and future potential commitment deposits will not be paid back to us. Going forward, we intend to specify that the commitment deposits paid to our customers must be applied toward the specified real estate development projects in order to fund their development, sales and marketing activities and general working capital, and may not be used to pay for marketing or listing services provided by us. Property development is a capital-intensive business and subject to various risks and uncertainties, including those disclosed in the risk factor “—Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.” Therefore, the ability of commitment deposit recipients to repay our deposits at maturity will be subject to the risks associated with the property market in general and the subject property projects in particular. Should we be unable to recover our commitment deposits, whether due to the recipient’s failure to honor our contractual arrangements, such party’s bankruptcy, contractual disputes, or otherwise, we could suffer the loss of our commitment deposits and may be unable to secure exclusive rights for the provision of online marketing or listing services for that customer’s property project.

Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.

As of June 30, 2010, we had 115 leased properties in China with an aggregate GFA of approximately 36,716 sq.m. Approximately 78 of our leased properties, representing approximately 21,249 sq.m., all of which were used as offices, contained defects in the leasehold interests. Such defects included the lack of proper title or right to lease and the landlord’s failure to duly register the lease with the relevant PRC government authority.

According to PRC laws, rules and regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. In addition, according to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, such lease agreement may be subject to challenge by and unenforceable against a third party who leases the same property from the landlord and has duly registered the lease with the competent PRC government authority. Furthermore, the landlord and the tenant may be subject to administrative fines for such failure to register the lease.

We have initiated steps to cause our landlords to procure valid evidence as to the title or right to lease, as well as to complete the lease registration procedures. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development and PRC insurance companies offer only limited business insurance products. As a result, we do not have any business disruption insurance or litigation insurance coverage for our operations in China. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and result in the diversion of our resources, as well as significantly disrupt our operations, and have a material adverse affect on our business and prospects.

Risks Relating to Our Corporate Structure

If the PRC government determines that the Structure Contracts that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure.

Foreign ownership in the Internet content distribution and advertising businesses is subject to significant restrictions under current PRC laws, rules and regulations. These laws, rules and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution and online marketing services. As we are a Cayman Islands company and our PRC subsidiaries and their branch companies in China are treated as foreign-invested enterprises under applicable PRC laws, we are subject to ownership limitations as well as special approval requirements on foreign investment. Specifically, foreign entities are not allowed to own more than a 50.0% equity interest in any PRC company operating an ICP business and are only allowed to directly own 100% of the equity interest of a PRC company operating an advertising business if such foreign entity has at least three years of direct experience operating an advertising business outside China, or less than 100% of the equity interest in the advertising business if the foreign investor has at least two years of direct experience operating an advertising business outside China. Currently, we do not directly operate an advertising business outside China and cannot qualify under PRC laws, rules and regulations to invest directly in a PRC entity that provides advertising services in China and our PRC foreign-invested subsidiaries may be prohibited from providing advertising services.

To comply with applicable PRC laws, rules and regulations, we conduct our operations in China through the Structure Contracts, a series of contractual arrangements entered into among two of our PRC subsidiaries, SouFun Media and SouFun Network, our 11 consolidated controlled entities, and their respective shareholders, which consist of exclusive technical consultancy and service agreements, equity pledge agreements, operating agreements, shareholders’ proxy agreements, loan agreements, exclusive call option agreements, and intra-group memoranda of understanding, each as amended. As a result of these Structure Contracts, we demonstrate the ability to control the consolidated controlled entities through our rights to all the residual benefits of the consolidated controlled entities and our obligation to fund the losses of the consolidated controlled entities. Accordingly, we consolidate their results in our financial statements. For a description of the Structure Contracts, see “Our History and Corporate Structure—Structure Contracts.” Our consolidated controlled entities hold the licenses and approvals that are essential to the operation of our Internet content distribution and advertising businesses. As certain agreements with our customers for Internet content distribution and advertising services were entered into directly with our PRC subsidiaries and not our consolidated controlled entities, we cannot assure you that the PRC government will not deem our Internet content distribution and advertising business to be in violation of applicable PRC laws, rules and regulations. See also “—If our PRC subsidiaries are deemed to have engaged in online advertising or Internet information release businesses without required permits or licenses, they could be subject to penalties imposed by PRC regulatory authorities.”

On July 26, 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-Added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under China’s Administrative Rules on Foreign-Invested Telecommunications Enterprises prohibiting, among others, the renting, transferring or sale of a telecommunications license to foreign investors in any form. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must also directly own the domain names and trademarks used by such license holders in their daily operations. To comply with this requirement under the MIIT Notice, we terminated the trademark license agreements and domain name license agreements between Beijing Advertising and us as well as those between Beijing Internet and us in August 2006. We are also in the process of assigning all registered trademarks, trademark applications and domain names relating to “SouFun” and “Jia Tian Xia” to the relevant consolidated controlled entities in order to maintain their respective ICP licenses to operate as value-added telecommunication service providers. Since there is currently no official interpretation or implementation practice under the MIIT Notice, it remains uncertain how the MIIT Notice will be enforced and whether or to what extent the MIIT Notice may affect the legality of the corporate structures and contractual arrangements adopted by foreign-invested Internet companies, such as ours, that operate in China. In this connection, our PRC legal counsel, King & Wood, is of the opinion that: (i) each of our Structure Contracts is legal, valid and binding on the contracting parties under applicable PRC laws, rules and regulations; (ii) the execution, delivery, effectiveness, enforceability and performance of each of our Structure Contracts do not violate any published PRC laws, rules and regulations currently in force and effect; (iii) none of our Structure Contracts contravene any published PRC laws, rules and regulations currently in force and effect; and (iv) no filings, registrations, consents, approvals, permits, authorizations, certificates and licenses of any PRC government authorities, are currently required in connection with the execution, delivery, effectiveness, performance and enforceability of each Structure Contract, provided that the exercise of the call option in the future must be approved and registered by competent PRC government authorities.

However, the relevant PRC regulatory authorities have broad discretion in determining whether a particular corporate structure or contractual arrangement violates applicable PRC laws, rules and regulations, and may take a different view from that of our PRC legal counsel. If the past or current ownership structures, Structure Contracts and businesses of our Company, our PRC subsidiaries and our consolidated controlled entities are found to be in violation of any existing or future PRC laws, rules or regulations, MIIT and other relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries or consolidated controlled entities, whose business and operating licenses are essential to the operation of our business;

•	levying fines of the greater of RMB500,000 or an amount up to five times the revenues generated from operating activities violating the relevant regulations;

•	confiscating our income or the income of our PRC subsidiaries and/or consolidated controlled entities;

•	shutting down our servers or blocking our website;

•	discontinuing or restricting our operations or the operations of our PRC subsidiaries and/or consolidated controlled entities;

•	imposing conditions or requirements with which we, our PRC subsidiaries and/or consolidated controlled entities may not be able to comply;

•	requiring us, our PRC subsidiaries and/or consolidated controlled entities to restructure the relevant ownership structure, operations or contractual arrangements; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

We cannot assure you that the relevant PRC regulatory authorities will not require that we restructure our Structure Contracts to comply with the MIIT Notice or that we can restructure our ownership structure without material disruption to our business. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. The imposition of any of these penalties and the effect of any new PRC laws, rules and regulations applicable to our corporate structure and contractual arrangements could materially disrupt our ability to conduct our business and have a material adverse affect on our financial condition and results of operations.

We may lose the ability to utilize assets held by our consolidated controlled entities that are important to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our wholly-owned subsidiaries, SouFun Media and SouFun Network, are considered foreign-invested enterprises in China and are, therefore, not permitted under the current PRC laws, rules and regulations to hold the ICP licenses and to operate the advertising businesses that are critical to our operations. As a result, our consolidated controlled entities are the holders of the ICP licenses required for operating our website and our advertising business in China. We do not have any direct or indirect shareholding interests in these consolidated controlled entities. They are instead held directly or indirectly by Mr. Mo, our founder and executive chairman, and Richard Jiangong Dai, our president and chief executive officer who will also become a director of our company immediately following the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part, or Mr. Dai. Mr. Dai is a nephew of Mr. Mo. Both Mr. Mo and Mr. Dai are PRC citizens. Through the Structure Contracts, we demonstrate management, financial and voting control over these consolidated controlled entities through our rights to all the residual benefits of the consolidated controlled entities and our obligation to fund losses of the consolidated controlled entities and also have a contractual right, to the extent permitted by PRC laws, rules and regulations, to acquire the equity interests in these entities. Consequently, if any of these consolidated controlled entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated controlled entities undergoes a voluntary or involuntary liquidation proceeding, the shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If our PRC subsidiaries are deemed to have engaged in online advertising or Internet information release businesses without required permits or licenses, they could be subject to penalties imposed by PRC regulatory authorities.

SouFun Media, SouFun Network and their local branches have entered into certain service contracts, including web promotion and technical service contracts and Internet information release service contracts, with some of our customers under which SouFun Media or SouFun

Network, as the case may be, is required to provide certain services, including web promotion and technical services, consulting services and advertising or Internet information release services for such customers. Web promotion and technical services involve marketing services employing traditional Internet promotional tools such as website banners and text links and Internet information release services involve the posting of data and graphics on our website. These services are part of the range of products and services offered to customers as part of our marketing services business. Due to the uncertainties in the regulation of the Internet industry in China, the PRC regulatory authorities have broad discretion in determining compliance with the applicable PRC laws, rules and regulations in the Internet industry in China, and may conclude that SouFun Media and SouFun Network need permits or licenses to perform its obligations under such service contracts. Historically, SouFun Media and SouFun Network’s activities relating to these service contracts have been limited to entering into the service contracts, issuing invoices for services rendered and performing technical and consulting services, primarily consisting of design, installation, debugging and maintenance of network and computer systems and database support. All of our online advertising and Internet information release services in China have been and continue to be performed by our consolidated controlled entities, which have the relevant permits or licenses to operate such businesses. Neither SouFun Media nor SouFun Network has the required permits or licenses for conducting online advertising services or Internet information release services in China.

In order to formalize these historical arrangements, SouFun Media and SouFun Network and our consolidated controlled entities entered into intra-group memoranda of understanding in February 2008. The intra-group memoranda of understanding allow our consolidated controlled entities that hold the required permits or licenses for conducting online advertising services or Internet information release services in China to provide these services to customers who have entered into agreements with SouFun Media or SouFun Network. Pursuant to the intra-group memoranda of understanding, neither SouFun Media nor SouFun Network will provide any online advertising services or Internet information release services in China, but both will continue to issue invoices directly to customers pursuant to the service contracts and may directly enter into such service contracts with customers so long as a consolidated controlled entity provides the online advertising or Internet information release services, as the case may be, to our customers. Since the signing of such intra-group memoranda of understanding, SouFun Media and SouFun Network have substantially reduced their direct contracting for the provision of online advertising and Internet information release services in China, but have not completely discontinued entering into such service contracts. See “Our History and Corporate Structure—Structure Contracts.” As we have maintained long-term cooperation with our customers under these service contracts and because we believe the intra-group memoranda evidence our practice of having only the consolidated controlled entities with the requisite permits perform online advertising and Internet information release services, we intend to continue our performance under these web promotion and technical service contracts and Internet information release service contracts prior to their expiration or termination on or before December 31, 2010, under the circumstances so as not to disrupt our working relationship with our customers.

Marketing service revenue generated from SouFun Media and SouFun Network in 2009 totalled US$42.9 million, or approximately 33.8%, of our total revenues in 2009. All of these service contracts with online advertising or Internet information release components will be terminated or expire on or prior to December 31, 2010. Since July 1, 2010, SouFun Media and SouFun Network have ceased entering into new, or renewing any existing, service contracts with online advertising or Internet information release components. We will endeavor to have our consolidated controlled entities re-enter into these terminated or expired agreements with our customers and, in the future, will have our consolidated controlled entities enter into all agreements relating to online advertising or Internet information release services with our customers. We cannot assure you that we will be able to successfully transition our consolidated controlled entities as the contracting parties for these service contracts, nor can we assure you that we will not suffer any loss of revenues or disruption to our working relationship with these customers as a result of this transition.

Pursuant to the Structure Contracts, our consolidated controlled entities are obligated to accept guidance from our wholly-owned subsidiaries, SouFun Media and SouFun Network, with respect to the day-to-day operations as well as the financial and personnel management of such consolidated controlled entities. We currently rely primarily on the good faith of the parties in the performance of the Structure Contracts and the intra-group memoranda of understanding to the extent that the applicable PRC laws, rules and regulations continue to remain vague in their application in this regard.

King & Wood, our PRC legal counsel, is of the opinion that the intra-group memoranda of understanding constitute legal, valid and binding obligations of the contracting parties under applicable PRC laws, rules and regulations, that the execution, delivery, effectiveness, enforceability and performance of the intra-group memoranda of understanding do not violate any published PRC laws, rules and regulations currently in force and effect and that intra-group memoranda of understanding do not contravene any published PRC laws, rules and regulations currently in force and effect. Our PRC legal counsel is also of the opinion that the performance by SouFun Media or SouFun Network, as the case may be, of the web promotion and technical service contracts or Internet information release service contracts in a manner consistent with the intra-group memoranda of understanding does not violate PRC laws, rules or regulations. However, as a result of the broad discretion of the relevant PRC government authorities to determine compliance with applicable PRC laws, rules and regulations in the Internet industry in China, such authorities may take a contrary view and determine that SouFun Media and SouFun Network engaged in online advertising or Internet information release businesses in China in violation of PRC laws, rules and regulations. We cannot assure you that a PRC court will uphold the validity of our intra-group memoranda of understanding or any of the Structure Contracts, as we have further disclosed under “—Risks Relating to Our Corporate Structure.” As the enforceability of our intra-group memoranda of understanding relies in part on the Structure Contracts, should the relevant PRC regulatory authorities determine that our Structure Contracts are not in compliance with applicable PRC laws, rules and regulations, we could face difficulty enforcing the intra-group memoranda of understanding with our consolidated controlled entities.

If the PRC regulatory authorities were to challenge the validity of our intra-group memoranda of understanding and our web promotion and technical service contracts or information release contracts, and SouFun Media or SouFun Network are deemed to have engaged in online advertising or Internet information release businesses in China in violation of any existing or future PRC laws, rules or regulations as a result of their entry into these agreements with our customers, the relevant PRC regulatory authorities, including MIIT and SAIC, which regulate the telecommunications and advertising companies, respectively, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of SouFun Media and SouFun Network;

•	imposing fines or confiscating income of SouFun Media and SouFun Network; and

•	requiring SouFun Media and SouFun Network to cease operations.

As SouFun Media and SouFun Network are integral to our Structure Contracts and our ownership structure, the imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations.

Contractual or other arrangements among our affiliates may be subject to scrutiny by PRC tax authorities, and a finding that we or our affiliates owe additional taxes could substantially reduce our profitability and the value of your investment.

As a result of the Structure Contracts, we are entitled to substantially all of the economic benefits of ownership of the consolidated controlled entities and also bear substantially all of the economic risks associated with consolidated controlled entities. If the PRC tax authorities determine that the economic terms, including pricing, of our arrangements with our consolidated controlled entities were not determined on an arm’s length basis, we could be subject to significant additional tax liabilities. In particular, the PRC tax authorities may perform a transfer pricing adjustment, which could result in a reduction, for PRC tax purposes, of deductions recorded by our consolidated controlled entities. Such a reduction could increase the tax liabilities of our consolidated controlled entities without reducing the tax liabilities of our PRC subsidiaries. This increased tax liability could further result in late payment fees and other penalties to our consolidated controlled entities for underpaid taxes. Ernst & Young Hua Ming, our registered independent public accounting firm, in their audit of our financial statements included in this prospectus, have also identified our lack of formal documentation on such transfer pricing policy to be a deficiency in our internal control over financial reporting. See “—Risks Relating to Our Business—We have experienced problems with our internal control over financial reporting in the past. If we fail to develop and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs.” Any payments we make under these arrangements or any adjustments in payments under these arrangements that we may make in the future will be subject to the same risk. Any of these events could materially reduce our net income.

Contractual arrangements, including voting proxies, with our consolidated controlled entities for our Internet content distribution and marketing businesses may not be as effective in providing operational control as direct or indirect ownership.

Since the applicable PRC laws, rules and regulations restrict foreign ownership in the Internet content distribution and marketing businesses, we conduct our Internet content distribution and advertising businesses and derive related revenues through the Structure Contracts with our consolidated controlled entities. As we have no direct or indirect ownership interest in our consolidated controlled entities, these Structure Contracts, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as direct or indirect ownership. If we were the controlling shareholders of these companies with direct or indirect ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect change, subject to any applicable fiduciary obligations, at the management level. However, pursuant to the Structure Contracts, if any of our consolidated controlled entities or their shareholders fail to perform their obligations under these contractual arrangements, we may be forced to (i) incur substantial costs and resources to enforce such arrangements, including the voting proxies, and (ii) rely on legal remedies available under PRC law, including exercising our call option right over the equity interests in our consolidated controlled entities, seeking specific performance or injunctive relief, and claiming monetary damages. In addition, pursuant to these Structure Contracts, if Mr. Mo or Mr. Dai were to terminate their employment with us, they would be obligated to transfer their respective share ownership in any of our consolidated controlled entities to us or our designee. If Mr. Mo or Mr. Dai were to refuse to effect such a transfer, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

We are controlled by our significant shareholders and their affiliated entities, whose interests may differ from our other shareholders.

Pursuant to a private placement, or the Telstra Private Placement, as described in the section entitled “Certain Relationships and Related Party Transactions—Telstra Private Placement,” Next Decade Investments Limited, or Next Decade, one of our corporate shareholders whose shares are held in an irrevocable discretionary trust established by Mr. Mo, has agreed to purchase 888,888 Class A ordinary shares from Telstra International at the initial public offering price, subject to certain conditions, including the closing of this offering having occurred on or prior to September 30, 2010 (or the date that is three business days after September 30, 2010 if an underwriting agreement has been entered into in the three business days prior to September 30, 2010 and is not terminated). General Atlantic and Apax have each also agreed to buy 15,347,720 Class A ordinary shares in the Telstra Private Placement at the initial public offering price, subject to certain conditions, including the closing of this offering having occurred on or prior to September 30, 2010 (or the date that is three business days after September 30, 2010 if an underwriting agreement has been entered into in the three business days prior to September 30, 2010 and is not terminated). In addition, Next Decade has also entered into a call option agreement with General Atlantic and a call option agreement with Apax pursuant to which Next Decade has the option to purchase 987,656 Class A ordinary shares from each of them at any time during the two-year period after the closing of this offering, if the Telstra Private Placement is consummated at the initial offering price of this offering. Immediately following the completion of this offering and without considering the exercise of such options, Media Partner Technology Limited, or Media Partner, also one of our corporate shareholders whose shares are held in an irrevocable discretionary trust established by Mr. Mo, and Next Decade will together hold approximately 29.5% of our outstanding share capital and approximately 71.4% of our voting power under our dual-class ordinary share structure, and will be our largest shareholders. General Atlantic and Apax will each hold approximately 20.2% of our outstanding share capital and approximately 5.1% of our voting power immediately following the completion of this offering. If the closing of this offering has not occurred on or before September 30, 2010 (or the date that is three business days after September 30, 2010 if an underwriting agreement has been entered into in the three business days prior to September 30, 2010 and is not terminated), the Telstra Private Placement contemplates an alternative pricing for the private sale as disclosed in the section entitled “Certain Relationships and Related Party Transactions — Telstra Private Placement — Share Purchase Agreement.” Media Partner and Next Decade together, as our largest shareholders, could exert substantial influence over the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.

The continuing cooperation of our significant shareholders following this offering, including Media Partner and Next Decade, is important to our businesses. Without their consent or cooperation, we could be prevented from entering into transactions or conducting business that could be beneficial to us. We cannot assure you, however, that the interests of our significant shareholders would not differ from the interests of our other shareholders, including investors in the ADSs offered by this prospectus.

Risks Relating to China

China’s economic, political and social conditions, as well as government policies, could have a material adverse effect on our business, financial condition and results of operations.

Our business and operations are primarily conducted in China. Accordingly, our financial condition and results of operations have been, and are expected to continue to be, affected by the economic, political and social developments in relation to the Internet, online marketing and real estate industries in China. A slowdown of economic growth in China could reduce the sale of real estate and related products and services, which in turn could materially and adversely affect our business, financial condition and results of operations.

The PRC economy differs from the economies of most developed countries in many respects, including: a higher level of government involvement; the on-going development of a market-oriented economy; a rapid growth rate; a higher level of control over foreign exchange; and a less efficient allocation of resources.

While the PRC economy has experienced significant growth since the late 1970s, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. These measures are intended to benefit the overall PRC economy, but may also have a negative effect on us. For example, our business, financial condition and results of operations could be adversely affected by PRC government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a centrally-planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s which emphasize the utilization of market forces for economic reform, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations

Prior to January 1, 2008, our PRC subsidiaries were governed by the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises, or the Old EIT Law, and generally subject to enterprise income taxes at a statutory rate of 33.0%, which consists of a 30.0% national income tax and 3.0% local income tax. Under the PRC enterprise income tax law that existed prior to January 1, 2008, or the Old EIT Law, some of our subsidiaries were qualified for preferential tax treatment upon satisfying certain criteria. For example, SouFun Media and SouFun Network each obtained a “new and high technology enterprise certificate,” which entitled them to a preferential income tax rate of 15.0% and an exemption from foreign enterprise income tax for three years starting from the calendar years of 2003 and 2006, respectively. These companies are also entitled to a 50.0% tax reduction for the three years beginning from 2006 and 2009, respectively.

In March 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. Under the New EIT Law, all foreign-invested enterprises and domestic enterprises, including our subsidiaries and consolidated controlled entities, are subject to enterprise income tax at a uniform rate of 25.0% if no preferential tax policy is applicable. The New EIT Law also provided for a transition period commencing January 1, 2008 for those enterprises which were established before the promulgation of the New EIT Law and were entitled to preferential tax treatment such as a reduced tax rate or a tax holiday. Based on the transitional rule, foreign-invested enterprises located in Shenzhen Special Economic Zone and Shanghai Zhangjiang High Technology Park, such as SouFun Shenzhen and SouFun Shanghai, which previously enjoyed a preferential tax rate of 15.0%, are eligible for a five-year transition period during which the income tax rate will be gradually increased to the unified rate of 25.0%. The applicable rates for SouFun Shenzhen and SouFun Shanghai would be 18.0%, 20.0%, 22.0%, 24.0% and 25.0% in 2008, 2009, 2010, 2011, 2012, respectively, and 25.0% thereafter. As a result of these changes in tax rates, we expect our effective tax rate in 2010 to be higher than that in 2009, which will affect our profitability, net income and earnings per share.

In April 2008, the relevant PRC governmental authorities also released qualification criteria and application and assessment procedures for “high and new technology enterprises strongly supported by the state,” which would be entitled to a statutory tax rate of 15.0%. Currently, five of our PRC subsidiaries or consolidated controlled entities are qualified as “high and new technology enterprises strongly supported by the state.” We cannot assure you that our PRC subsidiaries or consolidated controlled entities will continue to be entitled to preferential tax rates as qualified “high and new technology enterprises strongly supported by the state” under the New EIT Law. We also cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. In the event that preferential tax treatment for any of our subsidiaries or consolidated controlled entities is discontinued, the affected entity will become subject to a 25.0% standard enterprise income tax rate, which would increase our income tax expenses and could materially reduce our net income and profitability.

On April 21, 2010, the State Administration of Taxation, or SAT, issued Circular 157, or Circular 157, which stated that enterprises recognized as “high and new technology enterprises strongly supported by the state” and eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under a 2007 circular No. 39, or Circular 39, may choose the reduced tax rate of 15.0% applicable to “high and new technology enterprises strongly supported by the state” or the tax exemption/reduction based on the tax rates in the grandfathering period as stated in Circular 39. Enterprises are not allowed the 50.0% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15.0%. Circular 157 applies retroactively from January 1, 2008.

As a consequence of Circular 157, we believe that the applicable income tax rates for SouFun Network, Beijing Technology and Beijing JTX Technology, as “high and new technology enterprises strongly supported by the state,” will be 10.0%, 10.0% and 0% for 2009, respectively, and 11.0%, 11.0% and 11.0% for 2010, respectively, instead of 7.5%, 7.5% and 0% for 2009, respectively, and 7.5%, 7.5% and 7.5% for 2010, respectively, that we used in our audited consolidated financial statements included elsewhere in this prospectus. As we believe Circular 157 is similar to a change in tax law, and the cumulative effect should be reflected in the period of the change, an additional tax expense of US$3.8 million was recognized in the six months ended June 30, 2010 to account for the cumulative effect of Circular 157 for the year ended December 31, 2009 and the three months ended March 31, 2010, the applicable tax period prior to the announcement in April 2010. This additional tax expense consists of current income tax expense of US$1.1 million and deferred tax expense of US$2.7 million. We are in the process of discussing with the relevant tax authorities the settlement procedures for the additional tax required under Circular 157 and this additional tax was classified as income tax payable in the balance sheet.

We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and therefore be subject to PRC taxation on our worldwide income.

We are incorporated under the laws of the Cayman Islands. Under the New EIT Law and its implementation rules, an enterprise incorporated in a foreign country or region may be classified as either a “non-resident enterprise” or a “resident enterprise.” If any enterprise incorporated in a foreign country or region has its “de facto management bodies” located within the PRC territory, such enterprise will be considered a PRC tax resident enterprise and thus will normally be subject to enterprise income tax at the rate of 25.0% on its worldwide income. The relevant implementing rules provide that “de facto management bodies” means the bodies which exercise substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors of an enterprise. In April 2009, SAT issued a Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which sets forth certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners in China, such as our Company. See “Regulation—Regulation of Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution.” Substantially all of the members of our management are currently located in China and we expect them to continue to be located in China. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the New EIT Law, it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. As a result, King & Wood, our PRC legal counsel, is unable to express an opinion as to the likelihood that we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the New EIT Law. If we are deemed to be a PRC tax resident enterprise, we will be subject to an enterprise income tax rate of 25.0% on our worldwide income. The New EIT Law provides that dividend income between qualified resident enterprises is exempted income, which the implementing rules have clarified to mean a dividend derived by a resident enterprise on equity interest it directly owns in another resident enterprise. It is possible, therefore, that dividends we receive through Bravo Work and Max Impact from SouFun Media, SouFun Network and Beijing Zhong Zhi Shi Zheng, would be exempt income under the New EIT Law and its implementing rules if each of Bravo Work and Max Impact is deemed to be a “resident enterprise.” If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends we pay to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0%, unless otherwise provided under the applicable double tax treaties between China and the governments of other jurisdictions. If the PRC tax authority determines that we and some of other subsidiaries, such as Bravo Work and Max Impact are PRC resident enterprises, we and such subsidiaries may be subject to enterprise income tax at the rate of 25.0% as to our global income, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations.

We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity.

As a holding company, we rely primarily on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, which include funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and to pay our operating expenses. If our subsidiaries incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Our subsidiaries are entities incorporated and established in China and therefore, are subject to certain limitations with respect to dividend payments. PRC regulations currently allow payment of dividends only out of accumulated profits determined in accordance with accounting standards and regulations in China. Each year, Beijing Information, which is a joint venture and one of our subsidiaries, is required to set aside a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards, to its reserve fund, enterprise development fund and employee incentive and welfare fund. Each of our other subsidiaries in China and our consolidated controlled entities are also required to allocate a portion of their after-tax profits to their respective reserve funds, until the reserve reaches 50.0% of the company’s registered capital. Allocations to these reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Such restrictions on the ability of our subsidiaries and consolidated controlled entities to transfer funds to us could adversely limit our ability to grow, pay dividends, make investments or acquisitions that could benefit our businesses or otherwise fund and conduct our businesses.

Under the relevant PRC tax law applicable to us prior to January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises were exempted from PRC withholding tax. However, under the New EIT Law and its implementing rules, non-resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishment inside China, are subject to withholding tax at the rate of 10.0% with respect to their PRC-sourced dividend income, subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions. Similarly, any gains realized on the transfer of shares by such investors are also subject to a 10.0% PRC income tax if such gains are regarded as income from sources within China.

According to the Mainland and Hong Kong Special Administrative Region Arrangement on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Tax Agreement, dividends paid by a foreign-invested enterprise in mainland China to its corporate shareholder in Hong Kong will be subject to withholding tax at a maximum rate of 5.0%, provided however that such Hong Kong company directly owns at least 25.0% of the equity interest in the mainland foreign-invested enterprise. However, under the New EIT Law and its implementation rules, as well as Circular No. 601 issued by SAT in October 2009, or Circular 601, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to withholding tax at a rate of 10.0% if our Hong Kong subsidiaries cannot be considered as a “beneficial owner.”

Bravo Work, a company we incorporated in Hong Kong in October 2007, currently holds all the equity interest in SouFun Media and SouFun Network. Max Impact, a company we incorporated in Hong Kong in October 2007, currently holds all the equity interest in Beijing Zhong Zhi Shi Zheng. Neither we nor our PRC legal counsel is certain as to whether it is more likely than not that PRC tax authorities would require or permit Bravo Work and Max Impact, our Hong Kong subsidiaries, to be treated as PRC resident enterprises. To the extent that Bravo Work and Max Impact are each considered a “non-resident enterprise” under the Tax Agreement, dividends paid by SouFun Media, SouFun Network and Beijing Zhong Zhi Shi Zheng, to Bravo Work and Max Impact, respectively, may be subject to a maximum withholding tax rate of 10.0%. See “Regulation—Regulation of Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution.”

The discontinuation of the previously available exemption from withholding tax as a result of the New EIT Law and its implementing rules have and will increase our income tax expenses and reduce our net income, and may materially reduce our profitability.

SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and the relevant consolidated controlled entities may be subject to fines and legal or administrative sanctions in connection with dividend distributions we made between December 2007 and June 2009.

On December 12, 2007, our board of directors adopted resolutions to declare dividends in the aggregate of RMB350.0 million to our shareholders. Our shareholders subsequently agreed that the amount of the dividends be reduced to RMB300.0 million. In addition, on February 20, 2009, our board of directors adopted additional resolutions to declare additional dividends in the aggregate of RMB300.0 million to our shareholders. Following these resolutions, between December 2007 and June 2009, we directed our wholly-owned subsidiaries, SouFun Media and SouFun Network, and the entities authorized by SouFun Media or SouFun Network, as the case may be, including Beijing Zhong Zhi Shi Zheng and consolidated controlled entities such as Beijing Internet, Beijing Technology, Beijing China Index, Beijing Advertising and Beijing JTX Technology, to pay an aggregate of RMB300.2 million in dividends payable by us to accounts in China designated by our then existing shareholders for the receipt of such dividend payments. The RMB 300.2 million dividend payments were recorded on SouFun Media’s and SouFun Network’s accounts as other receivables due from us and are deemed as non-interest bearing loans from SouFun Media or SouFun Network to us, which are treated in China as loans to an overseas borrower. The dividend payments paid through Beijing Zhong Zhi Shi Zheng or consolidated controlled entities were recorded on SouFun Media’s and SouFun Network’s accounts as other payables to Beijing Zhong Zhi Shi Zheng and such consolidated controlled entities, which are treated in China as loans to domestic borrowers.

Pursuant to the General Lending Code implemented in August 1996 by the People’s Bank of China, or PBOC, the central bank of China, commercial lending in China must be made by or through a “PRC-qualified financial institution” as defined under the General Lending Code. As none of the payors is or was at the relevant time a “PRC-qualified financial institution” as defined under the General Lending Code, PBOC may impose a fine for non-compliance on each of the payors in an amount equal to one to five times the value of any income received from its non-compliance, and the payors may be required to terminate such loans. If PBOC instructs these entities to terminate such overseas loans and domestic loans, we have to fully repay the overseas loans from SouFun Media and SouFun Network, and SouFun Media and SouFun Network have to fully repay the domestic loans to Beijing Zhong Zhi Shi Zheng and such consolidated controlled entities.

Moreover, pursuant to the PRC Foreign Currency Administration Regulations promulgated by the State Council in January 1996, as amended, a PRC entity is required to apply for PRC State Administration of Foreign Exchange, or SAFE, approval prior to extending commercial loans to offshore entities such as our Company. As there is no specific definition of “commercial loans” under the Foreign Currency Administration Regulations and PRC governmental authorities have not issued any implementation rules with respect to the provision of commercial loans to offshore entities. Accordingly, it is not clear whether such provision will be applied to the non-interest bearing loans described above. According to the Foreign Currency Administration Regulations, an entity may be required to correct the violation and be subject to a warning and/or a fine of up to RMB300,000 for the violation of the foreign registration administrative regulations. If SAFE determines that the PRC Foreign Currency Administration Regulations do apply to us, it may require SouFun Media and SouFun Network to register the overseas loans to us and require us to rectify any prior non-compliance by properly obtaining SAFE approval. SAFE may also impose a warning and/or fine of up to RMB300,000 based on the PRC Foreign Currency Administration Regulations. We cannot assure you that SouFun Media and SouFun Network will be able to complete the necessary registration and filing procedures required by the PRC Foreign Currency Administration Regulations. In addition, it is not clear whether SAFE may consider the making of payments in Renminbi which should have been made in foreign currency to be foreign currency arbitrage, which may be deemed a violation and may subject a violator to warnings, penalties or other sanctions. Due to a general uncertainty over the interpretation and implementation of the PRC Foreign Currency Administration Regulations as well as the broad enforcement discretion granted to SAFE, we cannot ensure that we, SouFun Media or SouFun Network will not be subject to such warnings, penalties or other administrative penalties resulting from the overseas loans.

According to the New EIT Law, loan arrangements between related parties without interest are not considered arms-length transactions. Therefore, the PRC taxation authorities could impose enterprise income and business taxes on SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and the relevant consolidated controlled entities for the deemed interest income with regard to the arrangements for the overseas and domestic loans. The deemed interest rate would be determined by reference to the lending rate over the relevant period published by PBOC. We intend to fully repay such loans to SouFun Media and SouFun Network before June 30, 2011, but we cannot assure you that we will not be subject to fines, or legal or administrative sanctions as a result of non-compliance with the General Lending Code and the Foreign Currency Administration Regulations. Further, we cannot assure you that the PRC taxation authorities will not impose enterprise income and business taxes on SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and the relevant variable interest entities for any deemed interest income with respect to these loans.

King & Wood, our PRC legal counsel, has advised us that SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and our consolidated controlled entities may be subject to fines and legal or administrative sanctions in connection with any dividend distributions they make. However, because the applicable PRC laws, rules and regulations do not provide clear definitions for several key terms and because the relevant PRC regulatory authorities have significant discretion on the interpretation of such matters, neither we nor King & Wood are able to predict the likelihood that the risks described here will be realized.

The PRC legal system embodies uncertainties, which could limit the legal protections available to you and us.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 30 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries include one Sino-foreign equity joint venture and several wholly-foreign-owned enterprises, including SouFun Media and SouFun Network, which are each wholly-owned by Bravo Work, a company incorporated in Hong Kong. These PRC subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises in China. In particular, they are subject to PRC laws, rules and regulations governing foreign companies’ ownership and operation of Internet content distribution and advertising businesses as well as of the real estate sector. Such laws and regulations are subject to change, and their interpretation and enforcement involve uncertainties, which could limit the legal protections available to us and our investors. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of such laws, or the preemption of local regulations by PRC laws, rules and regulations.

Moreover, China has a civil law system based on written statutes, which, unlike common law systems, is a system in which decided judicial cases have little precedential value. Furthermore, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of litigation. In addition, enforcement of existing laws or contracts based on existing laws may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement within China. All such uncertainties could materially and adversely affect our business, financial condition and results of operations.

Government control of currency conversion may limit our ability to utilize our revenues effectively.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Under applicable PRC law, the Renminbi is freely convertible to foreign currencies with respect to “current account” transactions, but not with respect to “capital account” transactions. Current account transactions include ordinary course import or export transactions, payments for services rendered and payments of license fees, royalties, interest on loans and dividends. Capital account transactions include cross-border investments and repayments of the principal of loans.

Our PRC subsidiaries currently may purchase foreign currencies for settlement of current account transactions, including payment of dividends to us. As of June 30, 2010, we had dividends totaling RMB299.8 million (US$44.1 million), which remain outstanding. If we endeavor to fund the payment of these outstanding dividends to our shareholders through license fees from our operating income or from the distribution of dividends from our PRC subsidiaries, our PRC subsidiaries may also need to purchase foreign currencies for settlement of current account transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Our PRC subsidiaries may also retain foreign exchange in their current accounts, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate the ability of our PRC subsidiaries to purchase and retain foreign currencies in the future.

Foreign exchange transactions under the capital account are still subject to limitations and require approvals from or registration with SAFE. This could affect our PRC subsidiaries’ ability to obtain debt or equity financing from outside China, including by means of loans or capital contributions from us.

Since substantially all of our future revenues will be denominated in Renminbi, including fees and payments from our PRC consolidated controlled entities pursuant to the Structure Contracts, existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund expenditures denominated in foreign currencies, including any dividends that our PRC subsidiaries may pay to us in the future.

If SAFE determines that its foreign exchange regulations apply to us and our shareholding structure, a failure by our shareholders who are PRC citizens or residents to comply with these regulations may restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which may materially and adversely affect our business and prospects.

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005, which was supplemented by an implementing notice issued on November 24, 2005. We refer to them collectively as Notice 75. Under Notice 75, PRC residents and citizens must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of an overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders’ loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.

For example, the shares of Media Partner and Next Decade, two of our direct shareholders, are held in irrevocable discretionary family trusts established by Mr. Mo. Mr. Mo completed the transfer of his equity ownership to these irrevocable discretionary family trusts, of which Mr. Mo has represented that none of the trustees and beneficial owners is a PRC resident. We have been unable to obtain confirmation from SAFE as to whether Notice 75, in fact, applies to us or our shareholders due to the fact that, in the case of Mr. Mo, before the establishment of the family trusts, Mr. Mo was our indirect shareholder. Due to the uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. In addition, if SAFE determines that Notice 75 does apply to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends or foreign currency-denominated borrowings, may be subject to compliance with Notice 75 requirements of our PRC resident shareholders. We cannot assure you that our PRC resident shareholders will be able to complete the necessary registration and filing procedures required by Notice 75. If Notice 75 is determined to apply to us or any of our PRC resident shareholders, a failure by any of our shareholders or beneficiary owners to comply with Notice 75 may subject the relevant shareholders or beneficiaries to penalties under PRC foreign exchange administrative regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which would have a material adverse effect on our business, financial condition, results of operations and liquidity as well as our ability to pay dividends or make other distributions to our shareholders.

We may be subject to fines and legal or administrative sanctions if we or our PRC citizen employees fail to comply with PRC regulations with respect to the registration of such employees’ share options and restricted share units.

Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange, issued in January 2007 by SAFE and the relevant guidance issued by SAFE in March 2007, PRC domestic individuals who have been granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Accordingly, our employees who are PRC nationals resident in China that have been granted share options will be subject to these rules upon the listing of our ADSs on the New York Stock Exchange and their foreign exchange income from the sale of shares or dividends distributed by us as an overseas-listed company must be remitted into China. In addition, we, our PRC subsidiaries or other qualified PRC agent are required to appoint an asset manager or administrator and a custodian bank, as well as to open a foreign currency account to handle transactions relating to the share option or other share incentive plan. If we or our PRC option holders fail to comply with these rules, we may be subject to fines up to RMB300,000 and other legal or administrative sanctions. See “Regulation—Regulations Relating to Employee Share Options.”

We may be required to obtain prior approval from the China Securities Regulatory Commission for the listing and trading of our ADSs on the New York Stock Exchange.

In August 2006, six PRC regulatory authorities—the Ministry of Commerce of China, or MOFCOM, the State Assets Supervision and Administration Commission, SAIC, the China

Securities Regulatory Commission, or CSRC, SAFE and SAT—jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, as amended, or the New M&A Rules. The New M&A Rules, among other things, purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, CSRC published further procedures regarding the approval of overseas listings by special purpose vehicles, but the PRC government authorities have not announced the specific requirements tailored to achieve the statutory objective. Approval, if at all, from CSRC may take several months. The application of this new regulation remains unclear.

Our PRC legal counsel, King & Wood, is of the opinion that prior CSRC approval is not required for this offering because (i) we substantially completed our restructuring before the effective date of the New M&A Rules; (ii) our PRC subsidiaries were incorporated by a foreign-owned enterprise, and there was no acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the New M&A Rules; and (iii) there is no provision in the New M&A Rules that clearly classifies the contractual arrangements between our PRC subsidiaries, the consolidated controlled entities and the consolidated controlled entities’ respective shareholders, as a kind of transaction falling under the New M&A Rules. As a result, we did not seek prior CSRC approval for this offering. However, we cannot assure you that the relevant PRC government authorities, including CSRC, will reach the same conclusion as our PRC legal counsel, King & Wood. If CSRC or other relevant PRC government authorities subsequently determine that prior CSRC approval is required, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our operating privileges in China or take other actions that could have a material adverse effect on our business, as well as the trading price of our ADSs. CSRC or other PRC regulatory authorities may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares or ADSs and result in foreign currency exchange losses.

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Although, in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi as substantially all of our revenues and expenses are denominated in Renminbi and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi, although we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars. As a result, fluctuations in exchange rates, particularly those involving the U.S. dollar, may affect our costs and operating margins. Where our operations conducted in Renminbi are reported in U.S. dollars, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies without giving effect to any underlying change in our business or results of operations.

The exchange rates between the Renminbi and the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar.

However, PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend we declare and distribute after this offering that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. To the extent that we need to convert future financing proceeds into Renminbi for our operations, any appreciation of the Renminbi against the relevant foreign currencies would materially reduce the Renminbi amounts we would receive from the conversion. On the other hand, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments of dividends on our shares or for other business purposes when the U.S. dollar appreciates against the Renminbi, the amounts of U.S. dollars we would receive from such conversion would be reduced. In addition, any depreciation of our U.S. dollar-denominated monetary assets could result in a charge to our income statement and a reduction in the value of our assets.

In addition, very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or some of the experts named in the prospectus.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, certain of our directors and executive officers, and some of the experts named in this prospectus, reside within China, and most of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors, executive officers and experts, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal counsel, King & Wood, has advised us that China does not have treaties with the United States or most other countries providing for the reciprocal recognition and enforcement of judicial judgments. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdiction in relation to any matter not subject to a binding arbitration provision may be difficult. Furthermore, an original action may be brought in China against our directors, executive officers or experts named in this prospectus only if the actions are not required to be arbitrated by PRC law and upon satisfaction of the conditions for institution of a cause of action pursuant to the PRC Civil Procedure Law. For example, pursuant to the PRC Civil Procedure Law, the facts alleged in the complaint must give rise to a cause of action under PRC law and the action must fall within the jurisdiction of the PRC courts. As a result of the conditions set forth in the PRC Civil Procedure Law and the discretion of the PRC court to determine whether the conditions are satisfied and whether to accept the action for adjudication, there remains some uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. See “Enforceability of Civil Liabilities.”

We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases, including avian flu, SARS and H1N1 flu.

Our business could be adversely affected by natural disasters, avian flu, SARS, H1N1 flu, also known as swine flu, or other epidemics or outbreaks of contagious diseases. In May 2008, China experienced an earthquake with a reported magnitude of 8.0 on the Richter scale in Sichuan Province, resulting in the death of tens of thousands of people. There have been recent reports of outbreaks of a highly pathogenic avian flu caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Since April 2009, there have been reports on the occurrences of H1N1 flu in Mexico, the United States, China and certain other countries and regions around the world. An outbreak of avian flu or H1N1 flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. In addition, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 that affected China, Hong Kong and certain other countries and regions, would also have similar adverse effects. These natural disasters, outbreaks of contagious diseases and other adverse public health developments in China could severely disrupt our business operations or the real estate and home furnishing and improvement markets in China and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future natural disasters or outbreaks of avian flu, H1N1 flu, SARS or any other epidemic.

Risks Relating to Our ADSs and this Offering

An active trading market for our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

Prior to this offering, there has been no public market for our ADSs or the ordinary shares underlying the ADSs. If an active public market for our ADSs does not develop after this offering, the market price of our ADSs may decline and the liquidity of our ADSs may decrease significantly. Although we have applied to have our ADSs listed on the New York Stock Exchange, we cannot assure you that a liquid public market for our ADSs will develop.

The initial public offering price for our ADSs will be determined by negotiation between us, the selling shareholders and the underwriters based upon several factors, and we cannot assure you that the price at which the ADSs are traded after this offering will not decline below the initial public offering price.

In addition, the New York Stock Exchange has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet-related companies. As a result, investors in our securities may experience a decrease in the value of their ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class actions against that company. If we are involved in a class-action lawsuit, it could divert the attention of our senior management and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

The market price movement of our ADSs may be volatile.

The market price of our ADSs may be volatile and subject to wide fluctuations. Among the factors that could affect the price of our ADSs are risk factors described in this section and other factors, including:

•	announcements of competitive developments;

•	regulatory developments in our target markets which affect us, our users, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	failure of our quarterly financial and results of operations to meet market expectations or failure to meet our previously announced guidance;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other Internet or online real estate and home furnishing and improvement services companies;

•	additions or departures of our executive officers and other key personnel;

•	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

•	fluctuations in the exchange rates between the U.S. dollar and the Renminbi;

•	release or expiration of the underwriters’ post-offering lock-up or other transfer restrictions on our outstanding ordinary shares and ADSs; and/or

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, the capital and credit markets have experienced significant volatility and disruption in recent years. In September 2008, such volatility and disruption reached extreme levels and developed into a global crisis. As a result, stock prices of a broad range of companies worldwide, whether or not they were related to financial services, declined significantly. Future market fluctuations may also have a material adverse effect on the market price of our ADSs.

The sale or availability for sale of substantial amounts of our ADSs or ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ADSs or ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. Upon completion of this offering, we will have 74,305,811 ordinary shares outstanding, including 11,732,952 Class A ordinary shares represented by 2,933,238 ADSs, assuming the underwriters do not exercise the over-allotment option. In addition, as of June 30, 2010, there are outstanding options to purchase 9,564,050 of our ordinary shares, including options to purchase 6,696,776 ordinary shares that are exercisable within 60 days after the date of this prospectus. All of the ADSs sold in this offering will be freely tradable without any restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All of our shares outstanding prior to this offering are “restricted securities” as defined in Rule 144 and, in the absence of registration, may not be sold other than in accordance with Rule 144 under the Securities Act or another exemption from registration. In connection with this offering, we, the selling shareholders, all of our other existing shareholders, General Atlantic, Apax, our directors and executive officers and a substantial majority of our option holders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of the underwriters. Any or all of these ordinary shares may be released prior to the expiration of the lock-up period at the discretion of the underwriters of this offering. To the extent any of such ordinary shares are released before the expiration of the lock-up period and such shares are sold into the market, the market price of our ADSs may decline. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on sales of our securities after this offering. Certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See “Principal and Selling Shareholders—Shareholders’ Agreement” and “Certain Relationships and Related Party Transactions.” Registration of these ordinary shares under the Securities Act would result in such shares becoming freely tradable without any restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered ordinary shares in the public market could cause the price of our ADSs to decline.

As our initial public offering price is substantially higher than the pro forma net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$38.78 per ADS (assuming no exercise of outstanding options to acquire ordinary shares), representing the difference between our pro forma net tangible book value per ADS of US$2.72 as of June 30, 2010, after giving effect to this offering, and the assumed initial public offering price per share of US$41.50 per ADS (the mid-point of the estimated offering price range set forth on the front cover page of this prospectus). In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. Substantially all of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell equity or debt securities or obtain a credit facility. The sale of equity securities would result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares and ADSs.

Section 303A of the NYSE Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our board of directors will not consist of independent directors as long as we rely on the foreign private issuer exemption, fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result.

As a foreign private issuer, we are exempt from certain disclosure requirements under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a U.S. company.

As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to U.S. companies.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Depending upon the value of our shares and ADSs and the nature of our income (including the income of our subsidiaries) over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or the IRS, for U.S. federal income tax purposes. The determination of whether or not we are a PFIC will be made on an annual basis. The first annual PFIC determination that will be relevant to our U.S. investors will be for the 2010 taxable year. We operate an active real estate and home furnishing and improvement Internet portal in China and do not expect to be a PFIC for the 2010 taxable year or future taxable years. However, Sidley Austin LLP, our special U.S. tax counsel, expresses no opinion with respect to whether or not we will be a PFIC in 2010 or future taxable years. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC in 2010, you would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if you dispose of ADSs at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year.

The most consequential factor affecting the outcome of annual PFIC determinations in 2010 and future taxable years will be our market capitalization. For example, we would be a PFIC for the 2010 taxable year if the sum of our average market capitalization and our liabilities over the taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily convertible into cash. Accumulating cash, cash equivalents and other assets that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes.

Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for 2010 or any future taxable year. For more information on the tax consequences to you if we were treated as a PFIC, see “Taxation—United States Federal Income Taxation—U.S. Holders—Status as a PFIC.”

Since shareholder rights under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law of the Cayman Islands, or the Cayman Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us and to our shareholders under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.

The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they are under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

As a result, public shareholders of Cayman Islands companies may have more difficulty in protecting their interests in connection with actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement.

A holder of our ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice to permit you to withdraw your ordinary shares and allow you to cast your vote as a direct shareholder with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ordinary shares underlying your ADSs are not voted as you requested.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. We cannot offer or sell securities in the United States unless we register those securities under the Securities Act or unless an exemption from the registration requirements of the Securities Act is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the Securities Act. The depositary may, but is not required to, attempt to sell such undistributed rights to third parties in this situation. We can give no assurances that we will be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in any rights offerings and may experience dilution of their holdings as a result.

If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary for our ADSs has agreed to pay to you the cash dividends or other distributions it or its custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not required to make such distributions if it decides that it is unlawful or impractical to make a distribution available to any holder of ADSs. For example, it would be unlawful to make a distribution to holders of ADSs if it consisted of securities that required registration under the Securities Act, but were not properly registered or distributed pursuant to an applicable exemption from registration. It could also be impracticable to make a distribution if doing so would entail fees and expenses that would exceed the value of the distribution or the distribution consisted of property that could not be transported or transferred. We have not undertaken any obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities that may be distributed to our shareholders. We also have not undertaken any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive any distribution we make on our ordinary shares or any value for it if it is illegal or impractical for us to make such distribution available to you, such as if an exemption from registration under the U.S. securities laws is not available. These restrictions may decrease the value of your ADSs.

We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.

Pursuant to the New EIT Law, we, Bravo Work or Max Impact may be treated as a PRC resident enterprise for PRC tax purposes. See “—Risks Relating to China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity.” If we, Bravo Work or Max Impact are so treated by the PRC tax authorities, we would be obligated to withhold a 10.0% PRC withholding tax or, a withholding tax at a reduced rate as provided under the applicable double tax treaty between China and the governments of other jurisdictions subject to completion of the record-filing procedures and approval from the relevant tax authorities, pursuant to a Circular No. 124 issued by SAT in August 2009, or Circular 124.

In addition, any gain realized by any investors who are non-resident enterprises of China from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within China and be subject to a 10.0% PRC withholding tax. Such PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially and adversely affect the price of our ordinary shares and/or ADSs.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our shareholders have amended and restated our memorandum and articles of association, to become effective immediately upon the closing of this offering, to provide for a dual-class ordinary share structure. Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 10 votes per share. The selling shareholders are selling Class A ordinary shares represented by our ADSs in this offering. Most of our existing shareholders, including our founders, directors, and officers, will hold Class B ordinary shares. We intend to maintain the dual-class ordinary share structure after the closing of this offering. Each Class B ordinary share will be convertible into one Class A ordinary share at any time by its holder. Class A ordinary shares will not be convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a Class B ordinary shareholder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Until the closing date of this offering, we may also have a class of non-voting ordinary shares outstanding related to the exercise of certain option grants. Upon the closing of this offering, all issued and outstanding non-voting ordinary shares, if any, will automatically be converted into Class A ordinary shares on a 1:1 basis, and all stock options exercisable into non-voting ordinary shares will likewise automatically become exercisable into Class A ordinary shares.

Due to the disparate voting powers attached to these classes of shares, our existing shareholders will have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our Company or our assets. This concentrated control could discourage others from pursuing any potential merger, takeover or other change-of-control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

We have adopted an amended and restated articles of association that will become effective immediately upon the closing of this offering. We have included certain provisions in our new articles of association that would limit the ability of others to acquire control of our Company. These provisions could deprive our shareholders of the opportunity to sell their ordinary shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transactions.

The following provisions in our new articles of association may have the effect of delaying or preventing a change of control of our Company:

•	Our new articles of association provide for a dual-class ordinary share structure; and

•	Our new articles of association permit our board of directors, without further action by our shareholders, to issue preferred shares with special voting rights compared to our ordinary shares.

FORWARD-LOOKING STATEMENTS

This prospectus, including in particular “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. All statements other than statements of historical fact in this prospectus constitute forward-looking statements. We have used words or phrases such as “may,” “would,” “will,” “expect,” “anticipate,” “intend,” “seek,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions in this prospectus to identify some of these forward-looking statements. These forward-looking statements, including, among others, those relating to our future business prospects, product development, revenues, profits, costs, capital expenditures, cash flows and working capital, are necessarily estimates reflecting the best judgment of directors and management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this prospectus.

Actual results may differ materially from information contained in the forward-looking statements as a result of a number of uncertainties and factors, including but not limited to:

•	any change in the laws, rules and regulations of the central and local governments in China and the rules, regulations and policies of MIIT, and other relevant government authorities relating to all aspects of our business;

•	general economic, market and business conditions in China;

•	macroeconomic policies of the PRC government;

•	changes or volatility in interest rates, foreign exchange rates, equity prices or other rates or prices;

•	the effects of competition in the Internet industry on the demand for and price of our services;

•	various business opportunities that we may pursue; and

•	the risk factors discussed in this prospectus as well as other factors and uncertainties beyond our control.

The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third-party studies or reports, the date of the corresponding study or report and are expressly qualified in their entirety by the cautionary statements in this prospectus. Since we operate in an emerging and evolving environment and new risk factors emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statement, whether as a result of any new information, future event or otherwise, to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. All forward-looking statements contained in this prospectus are qualified by reference to this cautionary statement.

OUR HISTORY AND CORPORATE STRUCTURE

Corporate History

We were incorporated on June 18, 1999 as Fly High Holdings Limited under the laws of the British Virgin Islands, and on July 14, 1999 changed our name to SouFun.com Limited. On June 17, 2004, we changed our corporate domicile to the Cayman Islands, becoming a Cayman Islands exempted company with limited liability. On June 22, 2004, we changed our name to SouFun Holdings Limited.

In 1999, we established Beijing Information, a PRC equity joint venture, together as an equity partner with Beijing Zhongfangzhi Data Consultancy Co., Ltd., or Beijing Zhongfangzhi, a PRC real estate information company, with us holding a 90.0% equity interest and Beijing Zhongfangzhi holding a 10.0% equity interest. Beijing Information currently provides real estate information services including database services and research reports. From 2000 to 2002, we established four wholly-owned subsidiaries, namely SouFun Shanghai, SouFun Shenzhen, SouFun Guangzhou and SouFun Tianjin, to focus our operations in Shanghai, Shenzhen, Guangzhou and Tianjin, respectively. In 2002, we also established SouFun Media, a wholly-owned subsidiary. In 2006, we established SouFun Network, a wholly-owned subsidiary as another operational arm. In August 2006, Telstra International, an indirect, wholly-owned subsidiary of Telstra Corporation Limited, or Telstra, one of the global Fortune 500 companies, became one of our significant shareholders by purchasing 40,726,162 ordinary shares in our Company from existing shareholders for US$254.0 million. In 2007, we established Beijing Zhong Zhi Shi Zheng, a wholly-owned subsidiary, as a separate business vehicle to focus on the provision of real estate information services including database services and research reports.

As of June 30, 2010, we had real estate-related content, search services, marketing and listing coverage of 106 cities across China and have what we believe is one of the largest and most comprehensive nationwide databases of online listings for new, secondary and rental properties as well as home furnishing and improvement products and services in China as measured by geographic coverage.

Our Principal Operating Entities

Our consolidated controlled entities that hold the licenses essential to the operation of our business are as follows:

•	Beijing Internet holds an ICP license issued by the Beijing Telecommunications Administration Bureau for www.villachina.com and provides marketing and listing services relating to China’s real estate and home furnishing and improvement sectors. Beijing Internet also holds licenses for the provision of value-added telecommunications services within the mobile networks of Beijing;

•	Beijing Technology holds an ICP license issued by the Beijing Telecommunications Administration Bureau for www.soufun.com and has received approval to operate electronic bulletin board services on such website. Beijing Technology also holds a license issued by the Beijing Bureau of Radio and Television for producing and distributing videos, and a license issued by the State Administration of Radio, Film and Television for broadcasting real estate information audio and video programs on www.soufun.com. Beijing Technology provides marketing and listing services relating to China’s real estate and home furnishing and improvement sectors;

•	Beijing China Index holds an ICP license issued by the Beijing Telecommunications Administration Bureau for www.landlist.cn and has received approval to operate electronic bulletin board services on that website. Beijing China Index provides other value-added services such as information database and research services relating to China’s real estate and home furnishing and improvement sectors;

•	Beijing JTX Technology holds an ICP license for www.jiatx.com issued by the Beijing Telecommunications Administration Bureau and has been approved for operating electronic bulletin board services on that website. Beijing JTX Technology also holds a license for the provision of value-added telecommunications services within Beijing. Beijing JTX Technology provides marketing and listing services relating to China’s home furnishing and improvement business; and

•	Each of Beijing Advertising, Shanghai JBT Advertising, Shanghai Advertising, Tianjin JTX Advertising and Tianjin Xin Rui is allowed to provide marketing and listing services, as the case may be, including design, production, agency and publication of advertisements in accordance with the business scope indicated in each of their respective business licenses and provide marketing and listing services relating to China’s real estate and home furnishing and improvement business.

In 2007, 2008, 2009 and the six months ended June 30, 2010, a substantial proportion of our revenues was generated by marketing and listing services provided by these consolidated controlled entities holding their respective licenses, interests of which are held by us through the Structure Contacts, the details of which are described under “—Structure Contracts.”

Our subsidiaries and our consolidated controlled entities do not have their own separate management teams. Their day-to-day operations are collectively managed by members of our senior management team under the direction and supervision of our board of directors, to whom they report regularly.

Corporate Structure and Arrangements with Our Consolidated Controlled Entities

The following diagram illustrates our corporate and share ownership structure with our consolidated controlled entities as of the date of this prospectus:

(1)	Affiliates of IDG Technology Venture Investment Inc. include IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

The following diagram illustrates our expected corporate and share ownership structure with our consolidated controlled entities immediately following the closing of this offering (assuming full exercise by the underwriters of their over-allotment option) and the Telstra Private Placement:

(1)	Refers to the following three entities affiliated with Apax Partners LLP: Hunt 7-A Guernsey L.P. Inc, Hunt 7-B Guernsey L.P Inc and Hunt 6-A Guernsey L.P. Inc.

(2)	Affiliates of IDG Technology Venture Investment Inc. include IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

Structure Contracts

Foreign ownership in the Internet content provision and advertising businesses is subject to significant restrictions under current PRC laws, rules and regulations. See “Regulation—Restrictions on Foreign Ownership in the Online Advertising Industry.” As wholly foreign-owned enterprises under PRC laws, rules and regulations, our subsidiaries, SouFun Media and SouFun Network, are not permitted to hold the ICP licenses or operate the advertising businesses that are critical to our operations. Each of SouFun Media and SouFun Network has received a business license, which provides for a business scope as follows: (i) it may not carry out business activities which are forbidden by laws, administrative rules, decrees of the State Council and National Foreign Investment Industry Policy; (ii) to the extent certain business activities are permitted by laws, administrative rules, decrees of the State Council or National Foreign Investment Industry Policy, it must obtain advance approval and register at the SAIC prior to carrying out such business activities; and (iii) it is entitled to carry out business activities which are not restricted by the laws, administrative rules, decrees of the State Council or National Foreign Investment Industry Policy. As SouFun Media and SouFun Network would not be permitted to hold ICP licenses or operate advertising businesses under PRC laws, rules and regulations, we operate our website and advertising businesses through the Structure Contracts, a series of contractual arrangements with our consolidated controlled entities and their shareholders. Our consolidated controlled entities hold the requisite ICP licenses for operating our website and are eligible to operate an advertising business in China.

Nine of our consolidated controlled entities—Beijing Advertising, Beijing Internet, Beijing Technology, Shanghai Advertising, Beijing JTX Technology, Tianjin JTX Advertising, Shanghai China Index, Beijing Li Tian Rong Ze and Tianjin Xin Rui—are companies established in China and are held directly as to 80.0% by Mr. Mo, our founder and executive chairman, and as to 20.0% by Mr. Dai, our president and chief executive officer who will also become a director of our company immediately following the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part. Both Mr. Mo and Mr. Dai are PRC citizens, and Mr. Dai is a nephew of Mr. Mo. The remaining two consolidated controlled entities, Beijing China Index and Shanghai JBT Advertising, are also companies established in China and are held indirectly by Mr. Mo and Mr. Dai through Beijing Advertising and Beijing Internet, respectively. Beijing Advertising and Beijing Internet hold 20.0% and 80.0%, respectively, of the equity interest in Beijing China Index, and 30.0% and 70.0%, respectively, of the equity interest in Shanghai JBT Advertising.

Although we do not have any direct or indirect shareholding interests in these 11 consolidated controlled entities, we have management, financial and voting control over and, to the extent permitted by PRC laws, rules and regulations, the right to acquire equity interests in these entities. We also bear economic risks with respect to, and derive economic benefits from, their operations through the Structure Contracts, including but not limited to:

•	payment of service fees by our consolidated controlled entities to SouFun Network in respect of its provision of exclusive technical and consulting services to our consolidated controlled entities, together with a pledge of the equity interests of our consolidated controlled entities to ensure compliance with the exclusive technical consultancy and services agreements;

•	consolidation of the control over our consolidated controlled entities at an operational level under the operating and shareholders’ proxy agreements;

•	advances to Mr. Mo and Mr. Dai for them to make capital contributions to our consolidated controlled entities;

•	an exclusive call option granted to us to become the registered holder of the equity interests in our consolidated controlled entities at a cost equivalent to the advances to Mr. Mo and Mr. Dai, as and when permitted by PRC laws, rules and regulations; and

•	an obligation on SouFun Media and SouFun Network, as the case may be, as reasonably requested by the consolidated controlled entities, to provide appropriate funds to the consolidated controlled entities for major losses resulting from their business and operations.

As a result of these Structure Contracts, we have rights to all the residual benefits of these 11 consolidated controlled entities and are obligated to fund the losses of such consolidated controlled entities. Accordingly, we consolidate their results in our financial statements. We believe that the terms of each Structure Contract are no less favorable than the terms that we could obtain from independent third parties.

For risks associated with our Structure Contracts with our consolidated controlled entities and their shareholders, see “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the Structure Contracts that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure” and “—Contractual arrangements, including voting proxies, with our consolidated controlled entities for our Internet content distribution and marketing businesses may not be as effective in providing operational control as direct or indirect ownership.”

Material terms of the Structure Contracts entered into by us with the relevant consolidated controlled entities and/or their shareholders, Mr. Mo and Mr. Dai, in 2004, 2006, 2007, 2008 and 2010 are summarized below.

Exclusive Technical Consultancy and Services Agreements

Each of our consolidated controlled entities has entered into an exclusive technical consultancy and services agreement with SouFun Media or SouFun Network. Under these agreements, SouFun Media or SouFun Network, as the case may be, has the exclusive right to provide the consolidated controlled entities with relevant technical services relating to the consolidated controlled entities’ business, such as IT system operations and maintenance services, or technology supporting services for the consolidated controlled entities’ advertising products. In exchange for these services, each of our consolidated controlled entities has agreed to make monthly payments to the service provider for such services. The monthly payments are mutually agreed by the parties and are based on certain objective criteria, such as monthly page view statistics and the number of billable hours spent by the service provider’s technicians in providing such services. The original term of each agreement is 10 years, to be automatically extended for another 10 years unless otherwise terminated by the service provider upon written notice six months prior to the end of the 10-year term. The relevant consolidated controlled entities may not terminate the agreements unless any such service provider’s acts constitute material negligence, violation of law or material breach of the agreement or unless the service provider files for bankruptcy. Our consolidated controlled entities entered into exclusive technical consultancy and services agreements with SouFun Media or SouFun Network, as the case may be, on May 9, 2004, July 16, 2004, August 17, 2006, December 12, 2006, December 22, 2006, November 22, 2007, February 25, 2008 and March 25, 2010.

Equity Pledge Agreements

In order to secure the payment obligations of each consolidated controlled entity under the exclusive technical consultancy and services agreements described above, the direct shareholders of each consolidated controlled entity, Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, as the case may be, have pledged to SouFun Media or SouFun Network their entire respective ownership interests in such consolidated controlled entity. Upon the occurrence of certain events of default specified in these agreements, SouFun Media or

SouFun Network, as applicable, may exercise its rights and foreclose on the pledged equity interest. Under these agreements, the shareholders may not transfer the pledged equity interest without SouFun Media’s or SouFun Network’s prior written consent, as the case may be. Each of SouFun Media or SouFun Network, as the case may be, also has the right to collect dividends of the relevant consolidated controlled entity from the shareholders of the consolidated controlled entities. The agreements will also be binding upon successors of the shareholders and transferees of the pledged equity interest.

Pursuant to the equity pledge agreements, the following occurrences would constitute an event of default:

•	the relevant consolidated controlled entity is unable to pay fees due pursuant to the technical consultancy and services agreement;

•	the shareholders of the relevant consolidated controlled entity violate any of the warranties or guarantees in the equity pledge agreement;

•	the shareholders of the relevant consolidated controlled entity violate any of the terms of the equity pledge agreement;

•	the shareholders of the relevant consolidated controlled entity transfer their assets in the consolidated controlled entity without the written consent of SouFun Network;

•	the relevant consolidated controlled entity is in violation of loan agreements with third parties requiring it to accelerate payment of its debts or is in such violation that causes SouFun Network to believe the relevant consolidated controlled entity’s capability to perform the exclusive technical consultancy and services agreement with SouFun Network has been adversely affected;

•	the shareholders of the relevant consolidated controlled entity are unable to perform their ordinary debt obligations or payments;

•	where the relevant equity pledge agreement cannot be performed as a result of any newly issued laws, or the pledgor is not able to perform its obligations under the exclusive technical consultancy and services agreement with SouFun Network;

•	where all government approvals related to the performance of the relevant equity pledge agreement are amended, terminated or cease to be effective;

•	where there is an adverse change to the financial condition of the shareholders, and the change causes SouFun Network to believe the shareholders’ capability to perform the obligations under the exclusive technical consultancy and services agreement has been adversely affected;

•	where the successor of the relevant consolidated controlled entity is only able to partially perform or refuses to perform its obligations under the exclusive technical consultancy and services agreement; and

•	where laws and regulations render the shareholders of the relevant consolidated controlled entity unable to enforce their pledge rights under the equity pledge agreement.

The equity pledge agreements may be terminated upon the completion of all of the consolidated controlled entity’s contractual liabilities under the exclusive technical consultancy and services agreements described above. The shareholders of our consolidated controlled entities entered into these equity pledge agreements with SouFun Media or SouFun Network, as the case may be, on May 9, 2004, July 16, 2004, July 26, 2004, August 17, 2006, December 12, 2006, December 22, 2006, November 22, 2007 and March 25, 2010.

Operating Agreements

Each of our consolidated controlled entities and such consolidated controlled entity’s shareholders have entered into an operating agreement with SouFun Media or SouFun Network. Under each of these agreements, SouFun Media or SouFun Network has undertaken to enter into guarantee contracts with third parties, as required by third parties, to guarantee the performance of the consolidated controlled entity under such consolidated controlled entity’s business contracts with third parties. As of the date of this prospectus, we have not entered into any such guarantee contracts with third parties. In turn, each consolidated controlled entity is required to pledge its accounts receivable and mortgage all of its assets as counter-security to SouFun Media or SouFun Network. Our consolidated controlled entities and their direct shareholders, Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, as the case may be, have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of such consolidated controlled entity without the prior written consent of SouFun Media or SouFun Network. Furthermore, the shareholders of each consolidated controlled entity will appoint or remove the directors and executive officers of such consolidated controlled entity upon instruction from SouFun Media or SouFun Network, and accept guidance from SouFun Media or SouFun Network, regarding the day-to-day operations and financial and personnel management of such consolidated controlled entity. These agreements will also be binding upon successors of the parties or transferees of the parties’ equity interests. The original term of each agreement is 10 years. The agreements can be extended prior to expiration with written confirmation from SouFun Media or SouFun Network, or can be terminated by SouFun Media or SouFun Network, upon 30 days’ advance notice. Our consolidated controlled entities and their respective shareholders entered into operating agreements in this form with SouFun Media or SouFun Network, as the case may be, on May 9, 2004, July 16, 2004, August 17, 2006, December 12, 2006, December 22, 2006, November 22, 2007 and March 25, 2010.

Shareholders’ Proxy Agreements

In accordance with a shareholders’ proxy agreement, each of Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, as the case may be, the direct shareholders of each of our consolidated controlled entities, has irrevocably entrusted SouFun Media or SouFun Network to exercise their respective rights as shareholders of such consolidated controlled entity to attend shareholders’ meetings and cast votes. SouFun Media or SouFun Network may assign part or all of these proxy rights to its designated employees, and will be indemnified for any loss under this agreement. These agreements will also be binding upon successors of the parties or transferees of the parties’ equity interests. Each agreement will remain in effect until terminated upon written consent by all the parties to the agreement or by their successors. Our consolidated controlled entities, their respective shareholders and SouFun Media and SouFun Network, as the case may be, entered into shareholders’ proxy agreements in this form on May 9, 2004, July 16, 2004, August 17, 2006, December 12, 2006, December 22, 2006, November 22, 2007 and March 25, 2010.

Loan Agreements

In accordance with loan agreements entered into between SouFun Media and SouFun Network and Mr. Mo and Mr. Dai, as shareholders of eight of our consolidated controlled entities, including Beijing Advertising, Beijing Technology, Shanghai Advertising, Shanghai China Index, Beijing Li Tian Rong Ze, Tianjin Xin Rui, Tianjin JTX Advertising and Beijing JTX Technology, SouFun Media and SouFun Network, as the case may be, advanced loans to Mr. Mo and Mr. Dai to make contributions to the registered capital of these consolidated controlled entities pursuant to a series of loan agreements entered into between 2004 and 2008. Mr. Mo and Mr. Dai agreed that, upon request, they will repay the loans by transferring their entire respective equity interests in the consolidated controlled entities to SouFun Media or SouFun Network, or another entity designated by SouFun Media or SouFun Network, as the case may be, when permitted by applicable PRC laws, rules and regulations. The repayment term of the loans is unstated unless SouFun Media and SouFun Network agree for Mr. Mo and Mr. Dai to repay the loans, subject to the terms required by the loan agreement. Mr. Mo and Mr. Dai have agreed to transfer their entire respective equity interests in the consolidated controlled entities to SouFun Media or SouFun Network or another entity designated by SouFun Media or SouFun Network if and when they terminate their employment with us. Mr. Mo and Mr. Dai and SouFun Media and SouFun Network, as the case may be, entered into loan agreements in this form on July 16, 2004, August 17, 2006, November 24, 2006, November 30, 2006, December 19, 2006, November 13, 2007, April 1, 2008 and March 25, 2010.

Exclusive Call Option Agreements

Through exclusive call option agreements entered into between us and either SouFun Media or SouFun Network, on the one hand, and each of our consolidated controlled entities and their respective direct shareholders, Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, on the other hand, we or any third party designated by us have the right to acquire from the direct shareholders of the consolidated controlled entities that are parties to the agreement, their entire respective equity interests in such consolidated controlled entities when permitted by applicable PRC laws, rules and regulations. Pursuant to these exclusive call option agreements, each consolidated controlled entity is subject to a number of restrictive covenants, including restrictions on the sale, transfer and pledge of its assets, restrictions on entering into contracts of an aggregate value of RMB100,000 or more and restrictions on distributions or dividends, without the prior written consent of SouFun Media or SouFun Network, or us. The direct shareholders of the consolidated controlled entities are also subject to a number of restrictive covenants, including restrictions on the sale, transfer or pledge of assets of the consolidated controlled entities without the prior written consent of SouFun Media, SouFun Network or us unless permitted by the relevant equity pledge agreement for such consolidated controlled entity. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreements described above, or, in the case of Beijing Internet, Beijing China Index and Shanghai JBT Advertising, their equity interests will be acquired from their shareholders upon exercise of the option under the exclusive call option agreements. We will not make any additional payments to the shareholders of our consolidated controlled entities under these agreements. These agreements each has an original term of 10 years and may be extended for another 10 years at our sole discretion.

We entered into exclusive call option agreements with SouFun Media or SouFun Network, our consolidated controlled entities and their respective shareholders on May 9, 2004, July 16, 2004, August 17, 2006, December 12, 2006, December 21, 2006, November 22, 2007 and March 25, 2010.

Intra-group Memoranda of Understanding

On February 15, 2008, to help ensure SouFun Media and SouFun Network’s compliance with applicable PRC laws, rule and regulations and for the purposes of documenting the allocation of responsibilities between SouFun Media, SouFun Network and our consolidated controlled entities for regulatory purposes, each of Beijing Internet, Beijing Advertising, Beijing Technology, Beijing China Index, Shanghai JBT Advertising, Shanghai Advertising, Beijing JTX Technology, Tianjin JTX Advertising and Shanghai China Index entered into an intra-group memorandum of understanding on work allocation with us, whereby it was agreed that, in order to facilitate the provision of services to our customers, SouFun Media or SouFun Network, as the case may be, may enter into business contracts with our customers and, as agreed by our consolidated controlled entities, issue invoices directly to customers so long as the relevant consolidated controlled entity provides the online advertising or Internet information release services to our customers. All online advertising or Internet information release services provided to our customers that require the service provider to hold relevant licenses have been and continue to be provided by the relevant license holders. However, SouFun Media and SouFun Network may be construed to be providing online advertising or Internet information release services to our customers due to the fact that they are parties to such agreements. See “Risk Factors—Risks Relating to our Corporate Structure—If our PRC subsidiaries are deemed to have engaged in online advertising or Internet information release businesses without required permits or licenses, they could be subject to penalties imposed by PRC regulatory authorities.” All of SouFun Media’s and SouFun Network’s service contracts with customers with online advertising or Internet information release components will terminate or expire on or prior to December 31, 2010. Moreover, by June 30, 2010, SouFun Media and SouFun Network will cease entering into new, or renewing any existing, service contracts with online advertising or Internet information release components. Although SouFun Media and SouFun Network have not historically done so, SouFun Media or SouFun Network, as the case may be, on the one hand, and our consolidated controlled entities, on the other hand, may allocate their respective income in accordance with the fees received as well as the internal fee scale between our consolidated controlled entities and us based on the billable hours contributed by each party.

If the PRC regulatory authorities take the view that our intra-group memoranda of understanding are not valid or fail to comply with applicable PRC laws, rules and regulations, SouFun Media or SouFun Network may be deemed to be engaging in the online advertising or Internet information release businesses in China in violation of the applicable PRC laws, rules and regulations. See “Risks Factors—Risks Relating to Our Corporate Structure—If our PRC subsidiaries are deemed to have engaged in online advertising or Internet information release businesses without required permits or licenses, they could be subject to penalties imposed by PRC regulatory authorities.” Moreover, as the enforceability of our intra-group memoranda of understanding relies in part on the Structure Contracts, if the relevant PRC regulatory authorities determine that our Structure Contracts are not in compliance with applicable PRC laws, rules and regulations, we could have difficulty enforcing the intra-group memoranda of understanding with our controlled consolidated entities.

2010 Amendments to Our Structure Contracts

On March 25, 2010, we entered into amendments to the exclusive technical consultancy and service agreements, equity pledge agreements, operating agreements, shareholders’ proxy agreements, loan agreements and exclusive call option agreements, or the 2010 Amendments, with SouFun Network and/or SouFun Media, as the case may be, and each of our consolidated controlled entities and their respective direct shareholders. Under the 2010 Amendments and relevant contractual arrangements, SouFun Network has replaced SouFun Media as a party to the Structure Contracts and SouFun Network has therefore undertaken the rights and obligations of SouFun Media under the Structure Contracts. The 2010 Amendments have amended and restated the provisions of our agreements as follows:

•	Amendments and Supplements to the Exclusive Technical Consultancy and Services Agreements. The 2010 Amendments provide that SouFun Network and our consolidated controlled entities may negotiate to adjust the criteria for determining service fees set forth in the exclusive technical consultancy and services agreements, and any adjustment to such service fees must be approved by SouFun Network. The 2010 Amendments further provide that SouFun Network can unilaterally extend the term of the exclusive technical consultancy and services agreements and such request will be unconditionally agreed to by our consolidated controlled entities.

•	Amendments and Supplements to the Operating Agreements. The 2010 Amendments provide that the consolidated controlled entities and shareholders of the consolidated controlled entities should abide by the corporate policies and guidelines provided by SouFun Network, including the recruitment and dismissal of relevant employees of the consolidated controlled entities, the daily operations and management of the consolidated controlled entities as well as the financial management system of the consolidated controlled entities. Moreover, the 2010 Amendments provide that the annual budgets of our consolidated controlled entities shall be examined and approved by SouFun Network, including but not limited to profit estimates, operating capital, pricing strategies and payment policies. Additionally, our consolidated controlled entities’ operating costs may not exceed the annual budget approved by SouFun Network. SouFun Network is also obligated to provide proper capital support or other financial support to our consolidated controlled entities on their reasonable demand and the supporting methods and plans shall be negotiated by SouFun Network and our consolidated controlled entities based upon the specific circumstances of our consolidated controlled entities.

•	Amendments and Supplements to the Exclusive Call Option Agreements. The 2010 Amendments provide an additional restrictive covenant on the part of our consolidated controlled entities that allows us, upon our unilateral decision, to request our consolidated controlled entities to make donations to SouFun Network, to the extent permitted by applicable laws, rules and regulations, at the time and in the amount and form designated by us. Our consolidated controlled entities covenanted not to reject such a request under any circumstances. The 2010 Amendments also provide an additional restrictive covenant on the part of the shareholders of our consolidated controlled entities that requires them to immediately transfer all the profits distributed from our consolidated controlled entities to us upon our request, which provides us with an alternative method to secure operating revenues and profits from our consolidated controlled subsidiaries that are in excess of their operating expenses or capital needs, should our consolidated controlled subsidiaries fail to pay service fees to us pursuant to the exclusive technical consultancy and service agreements. The 2010 Amendments further provide that SouFun Network can unilaterally extend the term of the exclusive call option agreements and such request will be unconditionally agreed to by our consolidated controlled entities.

Our Economic Benefits under the Structure Contracts

We have structured our Structure Contracts so that we have management, financial and voting control over and, to the extent permitted by PRC laws, rules and regulations, the right to acquire equity interests in our consolidated controlled entities. As the arrangements under the Structure Contracts enable the economic benefits of our consolidated controlled entities’ businesses and assets to flow to our wholly-owned subsidiary, SouFun Network, and to us, the Structure Contracts, taken as a whole, permit the results and financial operations of our consolidated controlled entities to be consolidated with ours as if they were our subsidiaries.

These arrangements give us the ability to secure payments from the consolidated controlled entities through two methods: (i) service fees and (ii) donations or transfers of profits. In practical terms, we are entitled to receive, at our sole discretion, all of the operating revenues and profits from the operations of our consolidated controlled entities that are in excess of their operating expenses and capital needs, through the payment of service fees under these Structure Contracts. To the extent permitted by laws and regulations, we may also unilaterally request our consolidated controlled entities to make donations to SouFun Network at the time and in the amount and form designated by us pursuant to the 2010 Amendments. In addition, the shareholders of our consolidated controlled entities are obligated to immediately transfer to us all the profits distributed by our consolidated controlled entities upon our request. We originally structured the monthly payments under the exclusive technical consultancy and service agreements to ensure that the consolidated controlled entities will pay to us their operating revenues and profits from their operations that are in excess of their operating expenses and capital needs. Our right to unilaterally request donations and the transfer of profits from the consolidated controlled entities is meant to be an additional assurance under the contracts with respect to the payment of such operating revenues and profit to us.

Legal Opinion of Our PRC Legal Counsel on the Structure Contracts

Our PRC legal counsel, King & Wood, is of the opinion that:

•	each of our Structure Contracts is legal, valid and binding on the contracting parties under applicable PRC laws, rules and regulations;

•	the execution, delivery, effectiveness, enforceability and performance of each of our Structure Contracts do not violate any published PRC laws, rules and regulations currently in force and effect;

•	none of our Structure Contracts contravene any published PRC laws, rules and regulations currently in force and effect; and

•	no filings, registrations, consents, approvals, permits, authorizations, certificates and licenses of any PRC government authorities are currently required in connection with the execution, delivery, effectiveness, performance and enforceability of each Structure Contract, provided that the pledges of equity interests under the Structure Contracts should be registered with competent PRC government authorities, and provided further that the exercise of the call option in the future must be approved and registered by competent PRC government authorities.

However, the relevant PRC regulatory authorities may take a different view and determine that such contractual arrangements are in violation of applicable PRC laws, rules and regulations. If these contractual arrangements are found to be in violation of such PRC laws, rules or regulations, the relevant PRC regulatory authorities will have discretion to take action against SouFun Network, our consolidated controlled entities and their respective shareholders for such violation, including unwinding the contractual arrangements or prohibiting us from operating our current business in China.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$6.9 million, based on the initial public offering price per ADS of US$41.50, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial offering price would increase (decrease) the net proceeds to us from this offering by US$0.9 million after deducting the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our ordinary shares represented by ADSs, to facilitate future access to public markets and to obtain additional equity capital. We expect to use the proceeds we receive from this offering for general corporate purposes, including capital expenditures relating to the expansion of our operations and payment of the offering expenses payable by us in this offering. Pending application of our net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders in this offering.

DIVIDEND POLICY

In 2007 and 2009, we declared dividends of RMB350.0 million (US$41.1 million) and RMB300.0 million (US$43.9 million), respectively, to our shareholders. Our shareholders subsequently agreed that the 2007 dividend declaration of RMB350.0 million be reduced to RMB300.0 million. Of these amounts, we paid dividends of US$2.6 million, US$16.2 million and US$24.2 million, respectively, to our shareholders in 2007, 2008 and 2009. Also see “Risk Factors—Risks Relating to China—SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and the relevant consolidated controlled entities may be subject to fines and legal or administrative sanctions in connection with dividend distributions we made between December 2007 and June 2009.” As of June 30, 2010, RMB299.8 million (US$44.1 million) of these dividends remain outstanding and are payable on or prior to June 30, 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information on the payments of the outstanding dividend. Purchasers of ADSs in this offering are not eligible to receive any portion of these previously declared and outstanding dividends.

We currently intend to retain all available funds and any future earnings to finance our business and to fund growth and expansion of our business and, therefore, do not expect to pay any cash dividends on our ordinary shares, including those represented by ADSs, in the foreseeable future. We currently have no specific intention to issue share dividends in the future.

Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and such other factors as our board of directors may deem relevant. For a description of our corporate structure and its potential impact upon our ability to pay dividends, see “Risk Factors—Risks Relating to China—We rely on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity.”

Holders of ADSs will be entitled to receiving dividends, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends, if any, will be paid to the depositary in U.S. dollars and paid to holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to holders of ADSs in any means it deems legal, fair and practical. See “Description of American Depositary Shares—Dividends and Other Distributions.” Under the deposit agreement, the depositary is required to distribute dividends to holders of ADSs unless such distribution is prohibited by law. The amounts distributed to holders will be net of fees, expenses, taxes and other governmental charges payable by holders under the deposit agreement.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis; and

•	on an as adjusted basis to reflect the exercise of 1,125,000 vested stock options by Media Partner to purchase 1,125,000 Class A ordinary shares, the issuance of 20,882 non-voting ordinary shares to Telstra International upon its exercise of 41,250 vested stock options by means of net-share settlement and the issuance and sale of 987,656 Class A ordinary shares in the form of ADSs by us in this offering based on the initial public offering price of US$41.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the estimated offering expenses payable by us.

You should read this section in conjunction with “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and corresponding notes thereto included elsewhere in this prospectus.

	As of June 30, 2010
	Actual	As Adjusted
	(US$ in thousands)

Shareholders’ equity
Ordinary shares, par value of HK$1.00 per share, 600,000,000 shares authorized, 73,932,217 shares issued and outstanding as of December 31, 2009 and June 30, 2010	9,489	9,760
Additional paid-in capital(1)	22,225	31,791
Accumulated other comprehensive income	6,376	6,376
Retained earnings	5,309	4,518
Total SouFun Holdings Limited’s equity(1)	43,399	52,445
Non-controlling interests	52	52

Total shareholders’ equity(1)	43,451	52,497

Total capitalization(1)	43,451	52,497

(1)	Assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$10.38 per ordinary share would increase (decrease) each of additional paid-in capital and total SouFun Holdings Limited’s equity, total shareholders’ equity and total capitalization by US$0.9 million.

Except as set forth above or otherwise contemplated in this prospectus, there has been no material change in our consolidated capitalization since June 30, 2010.

DILUTION

Our net tangible book value as of June 30, 2010 was approximately US$42.4 million, or US$0.57 per ordinary share outstanding on that date, equivalent to US$2.28 per ADS. Net tangible book value represents total consolidated tangible assets minus the amount of our total consolidated liabilities and noncontrolling interests. Assuming the ADSs offered in this offering are sold at an assumed initial public offering price of US$41.5 per ADS, the mid-point of the estimated offering price range set forth on the front cover page of this prospectus, after giving effect to the exercise of 1,125,000 vested stock options by Media Partner to purchase 1,125,000 Class A ordinary shares, the issuance of 20,882 non-voting ordinary shares to Telstra International upon its exercise of 41,250 vested options by means of net-share settlement and our issuance and sale of the ADSs offered in this offering and after deducting the estimated expenses of this offering payable by us, net tangible book value as of June 30, 2010 would have increased to US$51.4 million, or US$0.68 per ordinary share and US$2.72 per ADS. This represents an immediate increase in net tangible book value of US$0.11 per ordinary share, or US$0.44 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$9.7 per ordinary share, or US$38.78 per ADS, to new investors purchasing ADSs at the initial public offering price.

The following table illustrates such per ADS dilution. The assumed initial public offering price per share set forth below of US$10.38 is based on the mid-point of the range shown on the front cover of the prospectus.

Assumed initial public offering price per ordinary share	US$	10.38
Net tangible book value per ordinary share as of June 30, 2010	US$	0.57
Increase in net tangible book value per ordinary share attributable to existing shareholders	US$	0.11
Net tangible book value per ordinary share after giving effect to this offering, the exercise of 1,125,000 vested stock options by Media Partner and the issuance of 20,882 non-voting ordinary shares to Telstra International upon its exercise of vested options	US$	0.68
Dilution in net tangible book value per ordinary share to new investors	US$	9.7
Percentage dilution in net tangible book value per ordinary share to new investors		93.5%
Dilution in net tangible book value per ADS to new investors	US$	38.78
Percentage dilution in net tangible book value per ADS to new investors		93.5%

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.38 per ordinary share would increase (decrease):

•	our pro forma net tangible book value after giving effect to this offering by US$0.9 million,

•	our pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.01 per ordinary share and US$0.04 per ADS, and

•	the dilution in our pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.99 per ordinary share and US$3.96 per ADS,

assuming no change to the number of ADS offered by us and the selling shareholders as set forth on the cover page of this prospectus and after deducting expenses of the offering payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment and based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing, including deduction of expenses of the offering.

The following table summarizes, as of June 30, 2010, the differences between existing shareholders and new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us (including ordinary shares underlying the ADSs) and the average price per ordinary share paid by existing investors and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the initial public offering price of US$41.50 per ADS and without giving effect to underwriting discounts and commissions and other estimated offering expenses payable by us.

						Average
						Price		Average
	Ordinary Shares					Per Ordinary		Price
	Purchased		Total Consideration			Share		Per ADS
	Number	Percent	Amount		Percent	Equivalent		Equivalent
	(in thousands)

Existing shareholders*	75,078,099	98.7%	US$	8,808	46.2%	US$	0.12	US$	0.48
New investors	987,656	1.3		10,247	53.8		10.38		41.50

Total	76,065,755	100%	US$	19,054	100%

*	Including the exercise of 1,125,000 vested stock options by Media Partner for an aggregate purchase price of US$307,500 and the exercise of vested stock option by Telstra International to purchase 20,882 non-voting ordinary shares by Telstra International by means of net-share settlement.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.38 per ordinary share would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$0.9 million, US$0.9 million and US$0.01 respectively, assuming no change in the number of ADSs sold by the selling shareholders as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

The foregoing discussion and table assume no exercise of any outstanding share options, except for the exercise of 1,125,000 vested stock options by Media Partner and the exercise of vested stock options by Telstra International to purchase 20,882 non-voting ordinary shares by means of net-share settlement. As of June 30, 2010, there were share options outstanding to purchase an aggregate of 9,564,050 ordinary shares at a weighted average exercise price of US$3.78 per share.

EXCHANGE RATE INFORMATION

Our business is conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. For your convenience, this prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.8259 to US$1.00, the exchange rate in effect as of December 31, 2009. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi Per U.S. Dollar Exchange Rate
	Low	High	Average (1)	Period-End

2005	8.2765	8.0702	8.1826	8.0702
2006	8.0702	7.8041	7.9579	7.8041
2007	7.8127	7.2946	7.5806	7.2946
2008	7.2946	6.7800	6.9193	6.8225
2009	6.8470	6.8176	6.8295	6.8259
2010 (through August 27)
February	6.8330	6.8258	6.8285	6.8258
March	6.8270	6.8254	6.8262	6.8258
April	6.8275	6.8229	6.8256	6.8247
May	6.8310	6.8245	6.8275	6.8305
June	6.8323	6.7815	6.8184	6.7815
July	6.7807	6.7709	6.7762	6.7735
August (through August 27)	6.8038	6.7670	6.7855	6.7977

Source: Federal Reserve Bank of New York and Federal Reserve Board.

(1)	Annual averages are calculated using the exchange rates on the last day of each calendar month during that year. Monthly averages are calculated using the average of the daily exchange rates during that month.

On August 27, 2010, the exchange rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.7977 to US$1.00.

ENFORCEABILITY OF CIVIL LIABILITIES

Substantially all of our assets are located outside the United States. In addition, many of our directors and officers may be nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets may be located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and King & Wood, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would, respectively: (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state or territory within the United States; or (2) entertain original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state or territory within the United States.

Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as us. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

King & Wood has also advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Currently, there are no treaties providing for reciprocity arrangements between the United States and China for the recognition or enforcement of U.S. court judgments in China. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdiction in relation to any matter not subject to a binding arbitration agreement may be difficult. PRC law does not require any claim based upon U.S. federal securities laws to be arbitrated in China unless the parties have entered into a binding arbitration agreement that complies with the PRC Arbitration Law or involve certain specific types of actions such as labor disputes governed by PRC law. Pursuant to the PRC Civil Procedure Law, any matter, including matters arising under U.S. federal securities laws, in relation to assets or personal relationships may be brought as an original action in China, only if the institution of such action satisfies the conditions specified in the PRC Civil Procedure Law. As a result of the conditions set forth in the PRC Civil Procedure Law and the discretion of the PRC courts to determine whether the conditions are satisfied and whether to accept the action for adjudication, there remains uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. In addition, in the event that foreign judgments contravene the basic principles of laws of China, endanger PRC state sovereignty or security, or are in conflict with the public interest of China, PRC courts will not recognize and enforce such foreign judgments.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the following information with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following selected consolidated statements of operations data and consolidated cash flow data (except for ADS information) for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009, are derived from our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes. Our consolidated financial statements are prepared in accordance with U.S. GAAP, and have been audited by Ernst & Young Hua Ming, our independent registered public accounting firm. The report of Ernst & Young Hua Ming on our consolidated financial statements is included in this prospectus.

The selected consolidated statements of operations data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our unaudited consolidated financial statements, which are not included in this prospectus. The selected consolidated statements of operations data (except for ADS related information) and selected consolidated cash flow data for the six months ended June 30, 2009 and 2010 and the selected consolidated balance sheet data as of June 30, 2010 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period.

	Year ended December 31,					Six months ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(US$ in thousands, except per ordinary share and ADS data and number of shares and ADSs)

Consolidated statement of operations data
Revenues
Marketing services(1)	12,491	30,638	46,552	86,252	102,367	29,503	45,586
Listing services	4,532	4,633	9,885	16,070	17,559	5,398	14,006
Other value-added services and products	981	3,532	1,439	1,802	7,123	2,056	8,593

Total Revenues	18,004	38,803	57,876	104,124	127,049	36,957	68,185

Cost of revenues
Cost of services	(5,748)	(8,214)	(12,630)	(22,162)	(26,484)	(9,506)	(18,164)
Cost of other value-added services and products	—	—	—	—	(4,863)	(1,185)	(6,887)

Total cost of revenues	(5,748)	(8,214)	(12,630)	(22,162)	(31,347)	(10,691)	(25,051)

Gross profit	12,256	30,589	45,246	81,962	95,702	26,266	43,134

Operating expenses
Selling expenses	(4,308)	(9,404)	(13,221)	(18,708)	(25,186)	(9,988)	(16,742)
General and administrative expenses	(5,083)	(14,703)	(12,158)	(19,857)	(22,176)	(9,379)	(14,330)

Operating income	2,865	6,482	19,867	43,397	48,340	6,899	12,062
Foreign exchange gain (loss)	61	(9)	8	(2,826)	(59)	(17)	(481)
Interest income (2)	149	278	707	1,221	1,205	613	1,162
Realized gain—trading securities	—	—	—	—	195	85	164

	Year ended December 31,					Six months ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(US$ in thousands, except per ordinary share and ADS data and number of shares and ADSs)

Government grant	—	114	211	360	730	336	356

Income before income tax	3,075	6,865	20,793	42,152	50,411	7,916	13,263
Income tax (expense)/benefit	(210)	(1,340)	(8,457)	(18,805)	2,199	(4,190)	(7,965)

Net income	2,865	5,525	12,336	23,347	52,610	3,726	5,298

Net income (loss) attributable to non-controlling interest	—	14	125	(34)	(42)	(20)	(11)
Net income attributable to SouFun Holdings Limited shareholders	2,865	5,511	12,211	23,381	52,652	3,746	5,309

Income per ordinary share
Basic	0.04	0.08	0.16	0.32	0.71	0.05	0.07
Diluted(3)	0.04	0.07	0.16	0.30	0.68	0.05	0.07
Dividend declared per ordinary share	—	—	0.55	—	0.59	—	—
Income per ADS
Basic	0.16	0.32	0.64	1.28	2.84	0.20	0.28
Diluted	0.16	0.28	0.64	1.20	2.72	0.20	0.28
Dividend declared per ADS	—	—	2.20	—	2.36	—	—
Weighted average number of ordinary shares outstanding
Basic	67,576,741	66,353,603	74,020,217	74,020,217	73,986,129	74,020,217	73,932,217
Diluted	74,770,880	77,239,648	76,997,410	77,092,197	77,418,960	77,386,202	77,851,697
Weighted average number of ADSs outstanding
Basic	16,894,185	16,588,401	18,505,054	18,505,054	18,496,532	18,505,054	18,483,054
Diluted	18,692,720	19,309,912	19,249,353	19,273,049	19,354,740	19,346,551	19,462,924
Share-based compensation included in:
Cost of revenues	45	555	160	268	489	238	251
Selling expenses	25	231	142	323	595	295	338
General and administrative expenses	530	5,068	1,915	2,126	3,056	1,480	1,228

(1)	Marketing services include related-party amounts of nil and US$375,000 in the six months ended June 30, 2009 and 2010, respectively, relating to marketing services provided to the Hainan property developer that was the subject of the Dong Fang Xi Mei commitment deposit described in the section entitled “Certain Relationships and Related Party Transactions—Related Party Loans and Other Payments.” See note 10 to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

(2)	Interest income includes related party amounts of nil, nil, nil, nil, US$85,000, nil and US$305,000 in 2005, 2006, 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, respectively.

(3)	Income per ordinary share (diluted) and income per ADS (diluted) for each year from 2007 to 2009 and the six months ended June 30, 2009 and 2010 have been computed, after considering the dilutive effect of the shares underlying employees’ share options and, as applicable, preferred shares.

						As of
	As of December 31,					June 30,
	2005	2006	2007	2008	2009	2010
	(US$ in thousands)

Consolidated balance sheet data
Total current assets	18,873	31,779	63,557	102,861	149,224	176,745
Total assets	19,917	33,057	66,757	107,246	154,494	185,079
Total current liabilities	10,445	22,092	75,343	79,867	124,306	132,187
Total liabilities	10,445	22,652	82,047	93,858	129,993	141,628
Total SouFun Holdings Limited’s equity	(72,512)	10,391	(15,429)	13,283	24,438	43,399
Non-controlling interests	—	14	139	105	63	52
Total shareholders’ equity	(72,512)	10,405	(15,290)	13,388	24,501	43,451
Total liabilities, preferred shares and shareholders’ equity	19,917	33,057	66,757	107,246	154,494	185,079

				Six months
	Year ended December 31,			ended June 30,
	2007	2008	2009	2009	2010
	(US$ in thousands)

Consolidated cash flow data
Net cash generated from operating activities	30,493	44,568	65,966	24,005	18,198
Net cash (used in) generated from investing activities	(7,596)	(2,598)	(12,034)	8,927	(5,600)
Net cash used in financing activities	(2,647)	(16,210)	(24,789)	(24,241)	—
Net increase in cash and cash equivalents	21,774	28,954	29,218	8,713	13,129
Cash and cash equivalents at beginning of year/period	12,294	34,068	63,022	63,022	92,239
Cash and cash equivalents at end of year/period	34,068	63,022	92,240	71,735	105,368

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. For additional information regarding these risks and uncertainties, please see “Risk Factors.”

OVERVIEW

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our website in 2009, according to a report issued in March 2010 by DCCI, an independent market research institution, commissioned by us. We are also a leading home furnishing and improvement website in terms of unique visitors according to research from CR-Nielsen, an independent market research firm, commissioned by us. According to a report issued in March 2010 by CR-Nielsen, our website, www.soufun.com, had a 46.3% market share of the online real estate advertising market in China in 2009 by estimated revenues. Through our website, we provide marketing, listing and other value-added services and products for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly website supports an active online community and network of users seeking information on, and other value-added services and products for, the real estate and home furnishing and improvement sectors in China. Our current and forthcoming service offerings include:

•	Marketing services: We offer marketing services on our website, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and other home-related vendors who wish to promote their products and services, including home furnishing and improvement products and services, furniture, electronics and other products. We also intend to integrate paid priority placement of customer links in keyword search results into our current search and search ranking services. The substantial majority of our revenues are derived from marketing services;

•	Listing services: We offer basic and special listing services. Basic listings services are mainly offered to real estate agents, brokers, property developers, property owners and managers and providers of home furnishing and improvement products and services, and allow them to post information on properties, home furnishing and improvement and other related products and services on our website. Special listings consist of a customized marketing program primarily involving the coordination and promotion of offline themed events; and

•	Other value-added services and products: We offer subscription-based access to our information database, research reports and “total web solution” services, which integrate our customers’ services and products into our websites, and also include website design services.

In 2007, 2008, 2009 and the six months ended June 30, 2010, we had revenues of US$57.9 million, US$104.1 million, US$127.0 million and US$68.2 million, respectively. During the same periods, our net income attributable to our shareholders was US$12.2 million, US$23.4 million, US$52.7 million and US$5.3 million, respectively. Marketing, listing and other value-added services and products accounted for 80.6%, 13.8% and 5.6%, respectively, of our revenues in 2009 and 66.9%, 20.5% and 12.6%, respectively, of our revenues in the six months ended June 30, 2010. According to CR-Nielsen, in 2008 and 2009, our website, www.soufun.com, received a weekly average of over 8.2 million and 9.8 million unique visitors, respectively, and generated a weekly average of over 12.0 million and 12.3 million website visits, respectively.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Continued economic growth in China and in the PRC real estate market

We conduct substantially all of our business and operations in China. Accordingly, our results of operations have been, and are expected to continue to be, affected by the general performance of China’s economy. As a leading real estate and home furnishing and improvement Internet portal, our financial results have also been, and are expected to continue to be, affected by the performance of the real estate and home furnishing and improvement sectors in China. In particular, our new home business, which accounted for 69.2%, 73.3%, 69.7%, 72.2% and 57.4% of our total revenues in 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, respectively, could be materially and adversely affected by a contraction or slowdown in growth in the real estate-related industry nationwide, or in specific regions in China. In recent years, China’s real estate sector has experienced rapid growth marked by periods of volatility and price fluctuations, which have impacted transaction volumes from time to time. With increased competition and higher transaction volumes in China’s real estate and home furnishing and improvement markets, we believe demand for online marketing and online listing services will continue to increase. Moreover, we believe periodic short-term slowdowns in these industries could encourage property developers, brokers and other market participants to temporarily increase their selling and distribution efforts and online advertising budgets in an effort to promote their properties and services in a cost-efficient manner. However, our results of operations could be materially and adversely affected by a contraction or slowdown in growth in the real estate or home furnishing and improvement industries nationwide.

Growth in China’s Internet and online marketing sectors

We are an Internet portal company and a significant portion of our revenues is generated from our marketing services. As such, our results of operations are heavily dependent on the successful and continued development of China’s Internet and online marketing sectors. The Internet has emerged as an increasingly attractive and cost-effective advertising channel in China, especially as the number of Internet users, disposable income of urban households and network infrastructure in China have increased. As a result of increasing Internet usage in China, we anticipate demand for online marketing in China will continue to grow as businesses in China increasingly adopt online marketing initiatives to promote their brands, products and services. We expect to continue to derive a significant portion of our revenues from marketing services.

Increasing competition in China’s online real estate and home furnishing and improvement Internet services

We face competition from other companies in each of our primary business activities. In particular, the online real estate and home furnishing and improvement Internet service market in China has become increasingly competitive, and such competition may continue to increase in future periods. As the barriers to entry for establishing Internet-based businesses are typically low, it is possible for new entrants to emerge and rapidly scale their operations. We expect additional companies to enter the online real estate and home furnishing and improvement Internet service industry in China and a wider range of online real estate and home furnishing and improvement Internet services to be introduced. These factors could place significant pressure on our ability to retain existing customers and attract new customers, which could reduce our revenues, increase our costs and otherwise affect our profitability. To maintain our competitive position in the online real estate and home furnishing and improvement Internet service industry, we may incur substantial expenses in our efforts to develop and introduce new features, functions or services. Although we believe we offer significant training and advancement opportunities to our employees, as a result of such competition, we may need to offer higher compensation and other benefits in order to attract and retain quality personnel in the future.

Performance of certain geographic areas and urban centers in China

A substantial portion of our revenues is concentrated in four of China’s major urban centers, Beijing, Shanghai, Shenzhen and Guangzhou. In 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, we had US$37.1 million, US$54.6 million, US$72.9 million, US$19.4 million and US$37.9 million, respectively, or 64.1%, 52.4%, 57.4%, 52.4% and 55.5%, respectively, of our revenues generated from these four urban centers. In particular, in 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, Beijing and Shanghai, in aggregate, accounted for US$29.3 million, US$43.7 million, US$60.5 million, US$15.2 million and US$29.4 million, respectively, or 50.6%, 42.0%, 47.6%, 41.3% and 43.1%, respectively, of our revenues. Although our percentage of revenues from these four urban centers has decreased as we expanded our operations elsewhere in China, we expect these four urban centers to continue to represent a significant portion of our revenues in the near term. If any of these major urban centers experiences a serious economic downturn, contraction or slowing of growth due to regional events, PRC government policies or otherwise, demand for our services could decline significantly and our revenues and profitability could be materially impacted. In addition, as of June 30, 2010, we had established real estate-related content, search services, marketing and listing coverage of 106 cities across China, and intend to grow our business by rolling out our full suite of services, including for our secondary and rental properties and home furnishing and improvement businesses, from the current 39 cities where we provide all services, to the remaining 67 cities across China where we offer primarily real estate-related content coverage through our localized website portals. We also plan to expand into new geographic areas and sectors. The financial performance of newly penetrated cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

PRC regulations affecting the Internet, online marketing and real estate industries

The PRC government regulates the Internet, online marketing and real estate industries in China extensively. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industry, the scope of permissible business activities and foreign investment. The PRC government also exerts considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. Moreover, the PRC government regulates interest rates, real estate transaction taxes and the acquisition and ownership of real estate. It also regulates Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. The PRC government also levies business taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our marketing, listing and other value-added services. In addition, because certain of our PRC subsidiaries and consolidated controlled entities currently qualify as “high and new technology enterprises strongly supported by the state,” they enjoy tax holidays from the relevant PRC tax authorities or under local governmental policies. If we were to lose such preferential tax treatment, we would be subject to a higher enterprise income tax rate, which would have a material and adverse effect on our financial condition, results of operations and profitability. See “Regulation.” Political, economic and social factors may also lead to further policy refinement and adjustments. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Demand for home furnishing and improvement information

As China’s real estate market has expanded and matured, the ancillary home furnishing and improvement industry has responded to meet rising consumer demand. Similarly, we have expanded our marketing and listing services to suppliers of home furnishing and improvement products and services. We have also expanded information and content on our website relating to home furnishing and improvement to improve the attractiveness of our website as an advertising platform for such suppliers. Property developers in China typically deliver new residential properties in the form of unfurnished units. As a result, we believe there is a high demand in China for a comprehensive and centralized platform providing information regarding contractors, designers, architects, suppliers of building materials and other vendors of home furnishing and improvement products and services. By adding this category of advertisers, we have been able to expand our sources of marketing and listing service revenues and, accordingly, expect our revenue growth to benefit from the continued growth of China’s home furnishing and improvement sectors.

BASIS OF PRESENTATION

To comply with applicable PRC laws, rules and regulations restricting foreign ownership of companies that operate Internet content provision and online advertising services, we operate our website and provide such services in China through contractual arrangements with our consolidated controlled entities. The equity interests of the consolidated controlled entities are held directly or indirectly by Mr. Mo, our founder and executive chairman, and Mr. Dai, our president and chief executive officer, but the effective control of the consolidated controlled entities has been transferred to us through a series of Structure Contracts. We have funded these consolidated controlled entities’ paid-in capital by extending loans to Mr. Mo and Mr. Dai. Pursuant to the terms of the Structure Contracts, we are obligated to bear substantially all of the risk of losses from our consolidated controlled entities’ activities and are entitled to receive substantially all of their profits, if any. See “Our History and Corporate Structure—Structure Contracts” and notes 1 and 2 to our consolidated financial statements included elsewhere in this prospectus.

Based on these Structure Contracts, we believe that, notwithstanding our lack of equity ownership, the arrangements provide us with effective control over our consolidated controlled entities. Accordingly, the financial results of these entities are included in our consolidated financial statements.

We refer to our consolidated controlled entities as PRC entities we control through contractual arrangements, or PRC Domestic Entities, in our consolidated financial statements and related notes included elsewhere in this prospectus.

CRITICAL ACCOUNTING POLICIES

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities, disclosure of contingent assets and liabilities on the date of each set of financial statements and the reported amounts of revenues and expenses during each financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates and assumptions is an integral component of the financial reporting process, actual results could differ from those estimates and assumptions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included elsewhere in this prospectus.

Revenue Recognition

We recognize revenues only when there is (i) persuasive evidence of an arrangement; (ii) the sales price is fixed or determinable; (iii) delivery of services has occurred; and (iv) collectability is reasonably assured. We derive revenues from the provision of marketing, listing and other value-added services and products. To the extent that our revenues consist of multiple deliverables, we will recognize such revenues in accordance with applicable accounting policies. Our revenues are recognized on the following bases:

Marketing Services

We offer marketing services on our website, primarily in the form of banner advertisements, floating links, logos and other media insertions. We offer these services to real estate developers and home furnishing and improvement product and service providers, which allows such advertisers to place advertisements on particular areas of our website, in various particular formats and over particular periods of time. Written contracts, containing all significant terms and signed by us and our customers, provide persuasive evidence of the arrangements. These contracts do not contain any specific performance, cancellation, termination or refund provisions.

The service fees are negotiated between us and our customers, but once a fee is agreed to and the written contract is signed by both parties, the fee is fixed and is not subject to change. The service fee is due and payable in installments over the service period. Historically, the service fees have varied widely for marketing services and such variation exists even when the same services are provided in the same location of our website and for the same service duration. The marketing services typically last from several days to one year. Delivery of the service occurs upon displaying the agreed service on our websites over the specified service period. We perform credit assessments on our customers prior to signing the written contract to ensure that collectability is reasonably assured. Revenue is recognized ratably over the contract period, when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605-10 “Revenue Recognition: Overall.”

For certain arrangements, we provide customers with marketing services that contain multiple deliverables (e.g., advertisements in different formats to be delivered over different periods of time). Since we sell our marketing services in a broad price range, there is a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement. Accordingly, a combined unit of accounting is used pursuant to ASC 605-25 “Revenue Recognition—Multiple Element Arrangements” and such revenues are recognized ratably over the performance period of the last deliverable in the arrangement.

Listing Services

Listing services comprise basic listing and special listing services. We offer our basic or special listing services to agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.

Basic Listing Services. Basic listings entitle our customers to posting information for properties, home furnishing and improvement and other related products and services in a particular area on our website, typically ranging from one to 36 months, in exchange for a fixed fee. Written contracts, containing all significant terms and signed by us and our customers, provide persuasive evidence of the arrangements. The amount of fees to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by allowing customers to post listings on our website over the specified listing period. We perform credit assessments of our customers prior to signing the written contract to ensure that collectability is reasonably assured. In accordance with ASC 605-25, revenue is recognized ratably over the duration of the service period when the basic listing services are being delivered.

Special Listing Services. Special listing services are multiple element arrangements, which consist of website listing services and coordination of offline promotional themed events, such as physical forum discussions or a banquet gathering, each with the special listing as the theme, and allow our customers to promote their products or services to a live audience. These services comprising our special listing services are not sold separately and are always sold together in a package as our special listing services. Written contracts, containing all significant terms and signed by us and our customers, provide persuasive evidence of the arrangements. The amount of fees to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services is attained by allowing customers to post listings on our website over the specified listing period. We perform credit assessments of our customers prior to signing the written contract to ensure collectability is reasonably assured. We are unable to determine the fair value of these services separately since these services are not sold on a standalone basis. Accordingly, a combined unit of accounting is used pursuant to ASC 605-25 whereby revenue is recognized upon delivery of the final deliverable, which is ratably over the duration of the special listing service period.

Other Value-added Services and Products

We began providing marketing services to home furnishing and improvement vendors in exchange for prepaid cards issued by these vendors. The significant terms of these transactions are stated in written contracts which are signed by us and the customers. The prepaid cards contain monetary values of varying denominations from RMB20 to RMB2,000 that can be used to purchase certain products from the vendors’ specified stores. The prepaid cards are not redeemable for cash from the vendors. We sell the prepaid cards, typically at a discount to their stated monetary value, to external parties. The exchange of marketing services for prepaid cards is accounted for in accordance with ASC 845 “Non-monetary Transactions.” In accordance with ASC 845-10-30, the non-monetary transaction is measured based on fair value of the assets (or services) involved. The fair value of the services to be provided is not determinable within a reasonable range because the service fees received have historically varied widely. The fair value of the prepaid cards is determined by reference to the historical cash proceeds received upon the sale of such cards to customers. We reassess this fair value estimate periodically to reflect changes experienced in the selling prices of the prepaid cards. Service revenue from this exchange is measured based on the fair value of the prepaid cards received and is recognized in accordance with the revenue model stated above in “—Marketing Services.” Revenue from sales of prepaid cards is recognized when the prepaid cards are delivered to the customers and cash is received.

Revenues from other value-added services and products include subscription fees for access to our information database, research reports and indices and total web solution services. Revenues derived from subscription services for access to our information database are primarily recognized ratably over the subscription period. Revenues derived from research services are recognized when the relevant services are completed. Research report services are generally performed over a period of less than six months. Total web solution services may be provided on a complimentary basis in conjunction with marketing services and are usually performed over a period of less than three months.

Beginning in 2009, we began providing marketing services to home furnishing and improvement vendors in exchange for prepaid cards issued by such vendors. The prepaid cards contain monetary value in denominations varying from RMB20 to RMB2,000 that may only be used to purchase certain products from the vendors’ specified stores and are not redeemable for cash. We sell the prepaid cards, typically at a discount to their stated monetary value, to external parties. The exchange of marketing services for prepaid cards is accounted for in accordance with ASC 845, “Non-monetary Transactions.” Service revenue from this exchange is measured based on the fair value of the prepaid cards received and is recognized in accordance with the revenue model stated above in “—Marketing Services.” The fair value of the prepaid cards is estimated based on the range of actual selling prices achieved by us and management’s assessment of the future demand for prepaid cards. We reassess our fair value estimate periodically to reflect changes experienced in the selling prices of the prepaid cards. Revenue from tangible products is recognized when the four criteria for revenue recognition are met, which coincides with the delivery of the prepaid cards to the customers. We discontinued the acceptance of prepaid cards in exchange for our marketing services in July 2010. We expect to sell all the remaining prepaid cards by the end of 2010.

Accounts Receivable and Allowance for Doubtful Accounts

We consider many factors in assessing the collectability of receivables due from our customers, such as the age of the amounts due, the customer’s payment history and the customer’s credit worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy and default or delinquency in payments are considered indicators of probability that an account receivable will be uncollectable. In subsequent periods when all collection efforts have been exhausted, the uncollectable account receivable is written off against our allowance for doubtful accounts. Where the actual outcome or expectation in the future is different from the original estimate, such differences will have an impact on the carrying amounts of the accounts receivable and the allowance loss in the period in which such estimate has been changed.

Share-based Compensation Costs

We granted share options to our employees and directors from 1999 to 2009. We conditioned our grant of share options to employees mainly upon satisfaction of specified service vesting conditions. Significant management judgment is required to determine whether a share option should be classified and accounted for as a liability award or an equity award, in adopting a fair value-based method of measuring the compensation expenses and taking into account the vesting conditions.

We account for share-based awards granted to employees under ASC 718, “Compensation—Stock Compensation: Overall,” using the modified-prospective transition approach since January 1, 2006. We had previously accounted for share-based compensation arrangements with employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and Related Interpretations Thereof”, or APB 25. We continue to account for the remaining unvested share options that were granted prior to the adoption of ASC 718 under APB 25. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant-date fair values, which are calculated using the Binomial Option Pricing Model. All grants of share-based awards to employees and directors classified as liability awards are re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the rewards until such rewards are settled.

For both equity and liability awards, we have elected to recognize compensation expense using either the accelerated method or the straight-line method for all share options granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met, resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. We engaged an independent valuer, Jones Lang LaSalle Sallmanns Limited, or Jones Lang LaSalle Sallmanns, to perform an appraisal of the fair value for the ordinary shares underlying the options.

We have applied the income approach when determining the fair value of our ordinary shares. The income approach is the conversion of expected periodic benefits of ownership into an indication of value. It is based on the principle that an informed buyer would pay no more for the asset than an amount equal to the present worth of anticipated future benefits (income) from the same or a substantially similar asset with a similar risk profile.

The fair value of our ordinary shares was developed through the application of the income approach technique known as the discounted cash flow method. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks, including intrinsic and extrinsic uncertainties, in relation to us.

Under this method, value depends on the present worth of future economic benefits to be derived from the projected sales income. Indications of value have been developed by discounting projected future net cash flows available for payment of shareholders’ interest to their present worth at discount rates for the risks of the business.

When estimating the fair value of our equity awards granted in 2007, 2008, 2009, our management used the Binomial Option Pricing Model and made the following assumptions:

•	a risk-free interest rate of 3.61%, 1.69% and 3.39% in 2007, 2008 and 2009, respectively;

•	an expected dividend yield of 0%, 1% and 0% in 2007, 2008 and 2009, respectively;

•	an expected volatility range of 53.20%, 77.67% and 36.03% in 2007, 2008 and 2009, respectively; and

•	a weighted average expected life of 4.45 years, 3.59 years and 6.32 years in 2007, 2008 and 2009, respectively.

The volatility assumption was estimated based on the price volatility of the shares of comparable companies in the Internet media business because we were not a public company at the grant dates and consequently did not have data to calculate expected volatility of the price of the underlying ordinary shares over the expected term of the options. The expected term was estimated based on the resulting output of the Binomial Option Pricing Model. The risk-free rate was based on the market yield of U.S. Treasury bonds and notes with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The suboptimal exercise factor of 1.5 is based on external consultant’s research on the early exercise behavior of employees with share options.

When estimating the fair value of the liability awards for 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, our management used the Binomial Option Pricing Model and made the following assumptions:

•	a risk-free interest rate of 3.24-3.44%, 1.14-3.39% and 1.75-2.52% in 2007, 2008 and 2009 and 1.62%-1.95% and 1.70%-2.65% in the six months ended June 30, 2009 and 2010, respectively;

•	an expected dividend yield of 0%, 1% and 0% in 2007, 2008 and 2009 and 0% and 0% in the six months ended June 30, 2009 and 2010, respectively;

•	an expected volatility range of 53.20%, 77.67% and 36.03% in 2007, 2008 and 2009 and 51.91% and 39.82% in the six months ended June 30, 2009 and 2010, respectively; and

•	a weighted average expected life of 0 year in each of 2007, 2008 and 2009 and 0 year in the six months ended June 30, 2009 and 2010, respectively.

The fair value of options granted in 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010 determined using the Binomial Option Pricing Model was approximately US$2.8 million, US$3.7 million, US$2.0 million, nil and US$83,625, respectively, and resulted in a share-based compensation cost of approximately US$2.2 million, US$2.7 million, US$4.1 million, US$2.0 million and US$1.8 million, respectively, for the same periods.

Determining the fair value of the ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time of grant. The assumptions used in deriving the fair values were consistent with our business plan. These assumptions included:

•	No material changes in the existing political, legal, fiscal and economic conditions in China;

•	No major changes in the tax rates applicable to our subsidiaries and consolidated controlled entities in China;

•	Our ability to retain competent management, key personnel and technical staff to support our ongoing operations; and

•	No material deviation in industry trends and market conditions from economic forecasts.

These assumptions were inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates under the income approach. If different discount rates had been used, the valuations would have been different and the amount of share-based compensation would also have been different because the fair value of the underlying ordinary shares for the options granted would have been different.

You may find additional information on our stock incentive plans as well as our options granted as of the date of this prospectus in the section entitled “Management—Share Options.”

December 31, 2009 Grant

In December 2009, we granted the following share options to our employees. These share options were special options whereby two such special options are entitled to purchase one ordinary share.

Grant date	December 31, 2009
Grantees	Employees
Number of options granted	2,067,308
Exercise price per ordinary share	US$10.00
Vesting schedule
December 31, 2010	10.0%
December 31, 2011	20.0%
December 31, 2012	40.0%
December 31, 2013	30.0%
Estimated fair value of ordinary share at grant date	US$6.73
Estimated fair value of options per ordinary share at grant date	US$1.95
Total amount of compensation cost to be recognized during vesting period	US$2,020,497
Total amount recognized as expense in 2009	Nil
Total amount recognized as expense as of June 30, 2010	US$249,819

In the assessment of the fair value of our ordinary shares underlying the options granted on December 31, 2009, Jones Lang LaSalle Sallmanns used the income approach to derive the fair value of our ordinary shares.

Under the income approach, value depends on the present worth of future economic benefits to be derived from the projected income. Indications of value were developed by discounting projected future net cash flows available for shareholders to their present worth at discount rates which, in the opinion of Jones Lang LaSalle Sallmanns, were appropriate for the risks associated with our business. For the income approach, Jones Lang LaSalle Sallmanns utilized our projected cash flows through 2015. In considering the appropriate discount rates to be applied, Jones Lang LaSalle Sallmanns took into account a number of factors including the then current cost of capital and the risks inherent in our business, such as risks associated with the implementation of our business plan and strategies and the risks and uncertainties inherent in the development of our business as of the grant date. Jones Lang LaSalle Sallmanns used a weighted average cost of capital, or WACC, of 15.0%.

April 2010 Grant

In April 2010, we granted the following share options to our significant shareholder, Telstra International. These share options were special options whereby two such special options are entitled to purchase one ordinary share.

Grant date	April 20, 2010
Grantee	Telstra International
Number of options granted	37,500
Exercise price per ordinary share	US$10.00
Vesting schedule
April 20, 2011	10.0%
April 20, 2012	20.0%
April 20, 2013	40.0%
April 20, 2014	30.0%
Estimated fair value of ordinary share at grant date	US$6.90
Estimated fair value of options per ordinary share at grant date	US$2.22
Total amount of compensation cost to be recognized during vesting period	US$83,611
Total amount recognized as expense as of June 30, 2010	US$4,059

Significant Factors Contributing to the Difference between Fair Values as of the Date of Each Grant

In April 2010, we concluded that the fair value of our ordinary shares was US$6.90 per ordinary share for our April 20, 2010 option grants. The fair value of our ordinary shares increased from US$6.73 per ordinary share for the December 2009 option grants to US$6.90 per ordinary share for the April 20, 2010 option grants. The relatively modest increase in fair value over this period was primarily attributable to our view of the potential impact of nationwide tightening measures announced by the PRC government in April 2010 that were targeted at the PRC property market, such as restrictions on the provision of loans for buyers upon their third or subsequent homes, raising the minimum down-payment to 50% for purchasers of their second homes and to 30% for purchasers of their first residential properties exceeding specified GFAs, and restricting the ability of developers to finance properties through pre-sales. These measures have negatively affected market sentiment about property markets by creating an expectation of price drops, which has in turn caused a reduction in transaction volume. These measures and the corresponding drop in transaction volume have affected most of the cities in which we operate, especially Beijing, Shanghai, Shenzhen and Guangzhou where we have substantial operations. However, because of measures we have taken, such as devoting additional resources to customer support and brand promotion, and by taking advantage of the increased need of our customers in online marketing when the overall property market sentiment is low, we have been able to maintain revenue and profit growth and avoid a severe negative impact on our business.

We believe that the increase in the fair value of our ordinary shares from US$6.90 per ordinary share as of April 2010 to US$10.38 per ordinary share, corresponding to the mid-point of the estimated public offering price range set forth on the front cover of this prospectus, was attributable to the following significant factors and events during the period:

•	the significant increase in our revenues and operating income in the six months ended June 30, 2010 compared to the same period in 2009, which exceeded our forecasts for our business performance and results of operations;

•	the continued growth in our financial results despite the tightening measures announced by the PRC government in April 2010 that were targeted at the PRC property market;

•	the strengthening of our sales and marketing team and our editorial and production team through hiring additional personnel;

•	the enhancement of our internal control system through (i) the recent hiring of three accountants who are U.S. GAAP-accredited, (ii) the expected appointment of three independent directors to our board of directors, including an independent director who meets the criteria of an audit committee financial expert, (iii) the employment of three internal auditors, and (iv) the creation of a five-member compliance team to be responsible for annual review of our policies and procedures relating to internal control over financial reporting and regularly reviewing and updating internal control documents;

•	China’s economy continuing to show robust growth during this period, which was evidenced by a number of indicators, including accelerating annualized quarter-over-quarter GDP growth in the second quarter of 2010; and

•	the completion of this offering, which will result in the increased liquidity and marketability of our ordinary shares.

The intrinsic value of outstanding vested and unvested options as of June 30, 2010 based on an initial public offering price of US$10.38 per ordinary share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, is approximately US$65.7 million.

The determination of the fair value of share options on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the vesting period, risk-free interest rate, expected dividend yield, and actual and projected employee stock option exercise behavior. Furthermore, we are required to estimate forfeitures at the time of the grant and recognize share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

Income Taxes and Deferred Tax Assets

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in the tax rate is recognized as tax expense in the period that includes the enactment date of the change in the tax rate.

On January 1, 2007, we adopted ASC 740-10, “Income Taxes: Overall,” to account for uncertainties in income taxes. Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740-10 are classified in the consolidated statements of operations as income tax expense.

In accordance with the provisions of ASC 740-10, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is more likely than not to prevail based on the facts and technical merits of the position. Tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits which is included in the “accrued expenses and other liabilities” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, the appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. In addition, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The net carrying value of deferred tax assets relating to recognized tax losses was US$715,000, US$507,000 and US$357,000 as of December 31, 2008, 2009 and June 30, 2010, respectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Prior to this offering, we were a private company with limited resources for maintaining our internal control over financial reporting. Prior to 2006, we had an audit committee in place to assist us in the oversight of our financial reporting process, as well as a nominating and corporate governance committee and a compensation committee. In 2006, our board of directors resumed direct oversight and responsibility for the functions that had been delegated to these committees. In 2010, in connection with this offering, we engaged Union Strength to assess the effectiveness of our internal control over financial reporting and to make recommendations on our internal control over financial reporting, in preparation for our future compliance with the requirements of Sarbanes-Oxley. Based on the assessment set forth in Union Strength’s May 31, 2010 report, we have made efforts, and are continuing to take measures, to:

•	improve the effectiveness of our entity-wide internal control over financial reporting, including strengthening our corporate governance structure by establishing an audit committee, an effective internal audit function, a code of conduct, anti-fraud policies, a whistle-blower system, employee complaint handling procedures for accounting and auditing matters and procedures for the authorization and approval of related-party transactions;

•	improve our processes and controls, including the strengthening of our procedures on the preparation, review, approval and disclosure of financial reports in preparation for becoming a listed company, the increase in the number of financial staff with relevant accounting knowledge and experience with U.S. GAAP, improvements and regular updating of documentation of our processes and controls, such as accounting manuals and creation of policies on the maintenance and custody of written and electronic control evidence, such as working papers and supporting documents; and

•	improve our IT controls, including the creation of formal access controls over the opening, cancellation and authorization of an account in our application systems, improved management of important application systems and segregation of our accounting responsibility and financial software system administration.

In April 2010, in connection with the audit of our financial statements included in this prospectus, Ernst & Young Hua Ming identified the following material weaknesses: (1) Ernst & Young Hua Ming noted that we did not have sufficient accounting personnel with an appropriate level of knowledge, experience and training in U.S. GAAP and SEC reporting matters to properly identify, analyze and conclude on accounting issues and to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements; and (2) Ernst & Young Hua Ming noted that we did not establish or maintain an effective independent oversight function, such as an independent audit committee, to fulfill the required oversight function of monitoring and evaluating the independent auditors, our financial performance, the transparency of our financial disclosures and the effectiveness of our internal controls, accounting policies and procedures. Ernst & Young Hua Ming has also identified the following deficiencies in our internal control over financial reporting: (i) a lack of formal documentation on transfer pricing policy; (ii) a lack of a comprehensive computerized system to track operating data and integrate with the accounting system on a timely basis; and (iii) an ineffective IT control environment for accounting and key business systems.

With the assistance of Union Strength, we have implemented or are in the process of implementing improvements and remedial measures in response to these assessments and recommendations. We:

•	will appoint three independent directors to our board of directors and established an audit committee, which will be effective upon closing of this offering. Our audit committee will be composed of the three independent directors;

•	strengthened our internal audit team by employing three internal auditors in 2010 and ensuring that our internal audit team will directly report to our audit committee;

•	amended our current code of conduct and code of ethics, in accordance with the requirements of Sarbanes-Oxley, which will set forth our anti-fraud policies and create a whistle-blower system for handling employee complaints. We will distribute such policies to all employees through training and written acknowledgements;

•	assembled a five-member team from our finance department to be responsible for the preparation of financial statements under U.S. GAAP. We hired three accountants, two of whom are U.S. GAAP-accredited with the knowledge and experience in the preparation of financial statements in accordance with U.S. GAAP, to join our finance department;

•	set up an integrated financial reporting process, including procedures on the preparation, review, approval and disclosure of financial reports;

•	intend to organize quarterly training sessions on U.S. GAAP for our finance department in the form of workshops, seminars and newsletters as well as requiring our finance personnel to participate in annual in-house or public U.S. GAAP training courses;

•	set up a compliance team consisting of five people selected from our finance, internal audit, operations, IT and human resources departments, which will be responsible for reviewing our policies and procedures relating to internal control over financial reporting on an annual basis and regularly reviewing and updating internal control documents;

•	established a custody policy for the retention of key control documentation, which will be distributed to all employees and be subject to periodic compliance tests by our internal audit department;

•	strengthened checking procedures between our operating data and the data in our accounting system, which will be implemented on a monthly basis;

•	established access authority management and IT system account management policies and began to require appropriate internal approvals before the opening of any accounts.

In addition, our system administrator will periodically send a list of users’ access authority to the relevant departments for review and confirmation and will work with our human resources department to periodically update account access for any movements in employees;

•	adopted an IT emergency management and reporting policy, including reporting procedures and documentation required to be logged upon the occurrence of an IT accident and established two separate systems to achieve (i) close monitoring of important application systems and (ii) timely documentation of the results of system inspection. The system administrator will also periodically inspect such information in the system log files and document the results of such inspection for our records; and

•	appointed IT personnel to administer our financial software system to segregate the responsibilities relating to business operations and the administration of our IT system.

We have also developed a process to present related-party transactions to the audit committee for approval. We are working to implement these measures during 2010, although we cannot assure you that we will complete such implementation in a timely manner.

Upon the completion of this offering, we will become a public company in the United States that will be subject to Sarbanes-Oxley. Section 404 of Sarbanes-Oxley and applicable rules and regulations thereunder will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. For risks relating to internal control over financial reporting, see “Risk Factors—Risks Relating to Our Business—We have experienced problems with our internal control over financial reporting in the past. If we fail to develop and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs.” Although we will bear the costs relating to the implementation of the improvements and remedial measures with the assistance of Union Strength as described above, we do not expect the costs involved in our efforts to improve our internal control over financial reporting to have a material impact on our results of operations in future periods.

CHANGE IN REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

In March 2004, we engaged the 2004 accounting firm to audit our consolidated financial statements in preparation for a proposed initial public offering. In November 2004, during the course of their audit of the nine-month period ended September 30, 2004, our 2004 accounting firm reviewed book entries relating to certain advances to our employees totaling approximately RMB1.26 million (US$156,130) during such period that resulted in their expressing discomfort with our accounting records and systems. Our 2004 accounting firm also noted inconsistencies between the information we provided and our accounting records.

In response, our then existing audit committee held discussions with our 2004 accounting firm, our management and external advisors, and determined that the improper documentation of the advances was due to deficiencies in our internal controls and the inexperience of our financial accounting staff at the time. Our audit committee began working with our management to develop and implement a plan for resolving these deficiencies and improving our internal controls and financial and accounting resources, and also requested that our 2004 accounting firm recommence its audit work on the nine-month audit. In December 2004, our 2004 accounting firm informed our audit committee and us that it was unable to continue the nine-month audit and was resigning as our registered independent public accounting firm, citing concerns about the reliability and sufficiency of our financial reporting processes, including our internal controls and systems, the financial information provided by our management and certain representations by our employees.

In early 2006, we engaged our 2006 accounting firm as our registered independent public accounting firm. Prior to the selection of our 2006 accounting firm, we did not consult with it regarding: (i) the application of accounting principles to any specified transaction; (ii) the type of audit opinion that might be rendered by it; or (iii) any other matter that was the subject of a disagreement between us and our prior registered independent public accounting firm. In addition, following discussions in July 2006 among us, our 2006 accounting firm and our 2004 accounting firm regarding the restatement of our 2001, 2002 and 2003 financial statements, our 2004 accounting firm notified us of their decision to withdraw their audit opinion on our financial statements for those years.

In November 2007, we terminated our working relationship with our 2006 accounting firm whom we had engaged to audit our 2004 and 2005 financial statements. In February 2008, Ernst & Young Hua Ming replaced our 2006 accounting firm. Ernst & Young Hua Ming is an affiliate of the independent auditor for Telstra International, which became our significant shareholder in August 2006. In connection with our dismissal of our 2006 accounting firm and our engagement of Ernst & Young Hua Ming, and based on our communications with our 2006 independent accounting firm and Ernst & Young Hua Ming, we do not believe any circumstances concerning the change in auditors needed to be brought to Ernst & Young Hua Ming’s attention by our 2006 accounting firm.

RESULTS OF OPERATIONS

The following table sets forth selected financial data from our consolidated income statement for the periods indicated:

	Year ended December 31,						Six months ended June 30,
	2007		2008		2009		2009		2010
		Percentage		Percentage		Percentage		Percentage		Percentage
	Amount	of revenues	Amount	of revenues	Amount	of revenues	Amount	of revenues	Amount	of revenues
	(US$ in thousands, except percentages)

Revenues
Marketing services (1)	46,552	80.4%	86,252	82.8%	102,367	80.6%	29,503	79.8%	45,586	66.9%
Listing services	9,885	17.1	16,070	15.4	17,559	13.8	5,398	14.6	14,006	20.5%
Other value-added services and products	1,439	2.5	1,802	1.8	7,123	5.6	2,056	5.6	8,593	12.6%

Total revenues	57,876	100.0%	104,124	100.0%	127,049	100.0%	36,957	100.0%	68,185	100.0%

Cost of revenues
Cost of services	(12,630)	(21.8)%	(22,162)	(21.3)%	(26,484)	(20.8)%	(9,506)	(25.7)%	(18,164)	(26.6)%
Cost of other value-added services and products	—	—	—	—	(4,863)	(3.9)	(1,185)	(3.2)	(6,887)	(10.1)

Total cost of revenues	(12,630)	(21.8)%	(22,162)	(21.3)%	(31,347)	(24.7)%	(10,691)	(28.9)%	(25,051)	(36.7)%

Gross profit	45,246	78.2	81,962	78.7	95,702	75.3	26,266	71.1	43,134	63.3
Operating expenses
Selling expenses	(13,221)	(22.8)	(18,708)	(18.0)	(25,186)	(19.8)	(9,988)	(27.0)	(16,742)	(24.6)
General and administrative expenses	(12,158)	(21.1)	(19,857)	(19.0)	(22,176)	(17.5)	(9,379)	(25.4)	(14,330)	(21.0)

Operating income	19,867	34.3	43,397	41.7	48,340	38.0	6,899	18.7	12,062	17.7
Foreign exchange gain (loss)	8	0.0	(2,826)	(2.7)	(59)	(0.0)	(17)	nil	(481)	(0.7)
Interest income (2)	707	1.2	1,221	1.2	1,205	0.9	613	1.7	1,162	1.7
Realized gain—trading securities	—	0.0	—	0.0	195	0.2	85	0.2	164	0.2
Government grant	211	0.4	360	0.3	730	0.6	336	0.9	356	0.5

Income before income tax	20,793	35.9	42,152	40.5	50,411	39.7	7,916	21.4	13,263	19.5
Income tax (expense)/benefit	(8,457)	(14.6)	(18,805)	(18.1)	2,199	1.7	(4,190)	(11.3)	(7,965)	(11.7)

Net income	12,336	21.3	23,347	22.4	52,610	41.4	3,726	10.1	5,298	7.8

Net income (loss) attributable to non- controlling interest	125	0.2	(34)	(0.0)	(42)	(0.0)	(20)	(0.1)	(11)	nil
Net income attributable to our shareholders	12,211	21.1%	23,381	22.4%	52,652	41.4%	3,746	10.1%	5,309	7.8%

Share-based compensation included in:
Cost of revenues	160	0.3%	268	0.3%	489	0.4%	238	0.6%	251	0.4%
Selling expenses	142	0.2%	323	0.3%	595	0.5%	295	0.8%	338	0.5%
General and administrative expenses	1,915	3.3%	2,126	2.0%	3,056	2.4%	1,480	4.0%	1,228	1.8%

(1)	Marketing services include related-party amounts of nil and US$375,000 in the six months ended June 30, 2009 and 2010, respectively, relating to marketing services provided to the Hainan property developer that was the subject of the Dong Fang Xi Mei commitment deposit described in the section entitled “Certain Relationships and Related Party Transactions—Related Party Loans and Other Payments.” See note 10 to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

(2)	Interest income includes related party amounts of nil, nil, US$85,000, and US$305,000 in 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, respectively.

Revenues

We derive our revenues from marketing, listing and other value-added services and products. We categorize our revenues in terms of three levels of cities based on size of the geographical market, the level of revenue contribution to our business and the maturity of our business operations in the cities. Level 1 cities include Beijing and Shanghai. Level 2 cities include Shenzhen, Guangzhou, Chongqing, Tianjin, Hangzhou, Wuhan, Chengdu, Suzhou and

Nanjing. Level 3 cities include all other cities in which we have content coverage and will include any new cities in which we may establish operations. Historically, we have derived a significant portion of our revenues from level 1 cities. However, as we continue to expand and grow our operations in level 2 and level 3 cities, we expect that they may contribute an increasing percentage of our revenues going forward.

Marketing Services

Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. We target our marketing services at participants in China’s real estate and home furnishing and improvement sectors, including property developers, brokers and providers of home furnishing and improvement products and services. Our marketing services include the design and deployment on our website of banners, links, logos and floating signs. Our marketing service revenues are primarily affected by the number and term of our contracts, the geographical market where our services are delivered and the package of features and services to be delivered under the contracts with our customers. Some of our marketing customers may enter into multiple contracts with us for marketing campaigns for different property developments during the course of a year and such marketing campaigns may be for different durations. Our marketing campaigns typically last from several days to more than one year with no on-going obligations once the campaign has been completed. The rates charged vary from contract to contract depending on the geographic market where the services are delivered, the package of features and services requested and the duration of the advertising campaign.

In 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, revenues generated from our marketing services represented 80.4%, 82.8%, 80.6%, 79.8% and 66.9% of our revenues, respectively. We expect revenues from marketing services to continue to account for the significant majority of our revenues for the foreseeable future. We plan to launch paid search and search ranking services through our advanced search engine in 2010. Upon the launch of our paid search and search ranking services, our customers, including real estate developers, brokers and agents as well as home furnishing and improvement product and service providers, will be able to pay for priority placement of their links in keyword search results. We believe that the addition of such paid search services will be an attractive feature for our customers and provide an additional source of marketing service revenues from our customers. However, as this new service will be an additional feature to be packaged into our marketing contracts, we do not expect it to generate significant revenue or to have a significant impact on our business and results of operations in the near future.

The following table presents our marketing service revenues for each of our businesses by amount and percentage of our revenues for the periods indicated:

	Year ended December 31,						Six months ended June 30,
	2007		2008		2009		2009		2010
		Percentage		Percentage		Percentage		Percentage		Percentage
		of marketing		of marketing		of marketing		of marketing		of marketing
		service		service		service		service		service
	Amount	revenues	Amount	revenues	Amount	revenues	Amount	revenues	Amount	revenues
	(US$ in thousands, except percentages)

New home	39,188	84.2%	75,535	87.6%	87,134	85.1%	26,219	88.9%	38,721	84.9%
Secondary and rental	309	0.7	554	0.6	537	0.5	252	0.9	344	0.8
Home furnishing and improvement	7,055	15.1	10,163	11.8	14,696	14.4	3,032	10.3	6,521	14.3

Total marketing service revenues	46,552	100.0%	86,252	100.0%	102,367	100.0%	29,503	100.0%	45,586	100.0%

Our new home business accounted for 84.2%, 87.6%, 85.1%, 88.9% and 84.9% of our marketing service revenues in 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, respectively. New home business primarily consists of marketing services for newly developed properties for sale. Our new home customers are largely property developers and their sales agents who are in the process of promoting newly developed properties for sale.

As part of our marketing services, we enter into web promotion and technical service contracts or Internet information release service agreements with some of our customers. Some of these service contracts were entered into with customers by SouFun Media or SouFun Network, which do not have the relevant permits or licenses to conduct online advertising services or Internet information release services in China. Historically, SouFun Media and SouFun Network’s activities relating to these service contracts have been limited to entering into the service contracts, issuing invoices for services and performing technology and consulting services. All online advertising and Internet information release services in China have been and continue to be performed by our consolidated controlled entities, which have the relevant permits or licenses to operate such businesses. Due to the uncertainties in the regulation of the Internet industry in China, however, the PRC regulatory authorities have broad discretion in determining compliance with the applicable PRC laws, rules and regulations in the Internet industry in China, and may determine that SouFun Media and SouFun Network need permits or licenses to perform their obligations under such service contracts.

In order to formalize these historical arrangements, SouFun Media and SouFun Network and our consolidated controlled entities entered into intra-group memoranda of understanding in February 2008. Since the signing of such intra-group memoranda of understanding, SouFun Media and SouFun Network have substantially reduced their direct contracting for provision of online advertising and Internet information release services in China, but have not completely discontinued entering into such service contracts. As we have maintained long-term cooperation with our customers under these service contracts and because we believe the intra-group memoranda evidence our practice of having only the consolidated controlled entities with the requisite permits perform online advertising and Internet information release services, we intend to continue our performance of those web promotion and technical service and Internet information release service contracts, which expire or will be terminated on or prior to December 31, 2010. Marketing service revenues generated from SouFun Media and SouFun Network in 2009 totalled US$42.9 million, or approximately 33.8%, of our revenues in 2009. Since July 1, 2010, SouFun Media and SouFun Network have ceased entering into new, or renewing any existing, service contracts with online advertising or Internet information release components. We will endeavor to have our consolidated controlled entities re-enter into these terminated or expired contracts with our customers and, in the future, will have our consolidated controlled entities enter into all agreements relating to online advertising or Internet information release services with our customers.

Furthermore, in order to minimize any relevant legal risks inherent in these arrangements and any impact to our revenues or working relationship with these customers during this transitional period, we have been consulting with these customers since April 2010 about changing the contracting party for such services agreements and have begun training our sales personnel to explain to customers that such change would be administrative in nature and would not impact the services we provide to them. See “Risk Factors—Risks Relating to Our Business—If our PRC subsidiaries are deemed to have engaged in online advertising or Internet information release businesses without required permits or licenses, they could be subject to penalties imposed by PRC regulatory authorities.” Since July 1, 2010, we have not experienced any difficulties with our customers to enter into service contracts with our consolidated controlled entities involving online advertising or Internet information release services. The services we provide have not been adversely affected by this transition since our consolidated controlled entities provide the underlying services.

Listing Services

Our listing service revenues consist of revenues derived from both basic listing services and special listing services.

Basic listing services are targeted at agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new and secondary properties and allow visitors to our website to search for product suppliers and service providers in China’s home furnishing and improvement sector. Revenues from basic listing services are predominantly derived from our secondary and rental business. Some of our basic listing customers may enter into contracts with us for multiple listing subscription accounts during the course of a year.

Special listing services comprise a specialized form of marketing program or event that is developed through collaboration among our research, product development and sales personnel. Special listing consists of a customized marketing program involving online placements on our website supported by additional coordinated promotion through themed events. We identify property developments with similar attributes and create a plan for collectively promoting such property developments in a “special listing,” typically supported or supplemented by an offline event, such as a physical discussion forum or a banquet gathering, with the special listing as the theme. For example, the offline events we have held in the past included themed seminars on China villa developments, our top 100 PRC real estate enterprises research conference, our top 100 PRC real estate entrepreneurs summit and annual events such as PRC real estate development meetings and our China Real Estate Index System conference on the annual review of sample development projects. We provide special listing services primarily to property developers seeking to market new property developments as well as providers of home furnishing and improvement products and services. We charge fees for participating in our offline special listing events. When we plan to host a special listing event, we send invitation letters to potential participants. The participation fees we collect from such participants allow them to participate in the offline event and also to post their names in the attendee or exhibit list used to market the event.

The following table sets forth our listing service revenues by amount and percentage of our revenues for the periods indicated:

	Year ended December 31,						Six months ended June 30,
	2007		2008		2009		2009		2010
		Percentage of		Percentage of		Percentage of		Percentage of		Percentage of
		listing		listing		listing		listing		listing
		service		service		service		service		service
	Amount	revenues	Amount	revenues	Amount	revenues	Amount	revenues	Amount	revenues
	(US$ in thousands, except percentages)

Basic listing	4,924	49.8%	8,593	53.5%	11,513	65.6%	3,230	59.8%	10,649	76.0%
Special listing	4,961	50.2	7,477	46.5	6,046	34.4	2,168	40.2	3,359	24.0

Total	9,885	100.0%	16,070	100.0%	17,559	100.0%	5,398	100.0%	14,008	100.0%

In 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, revenues from our listing services represented 17.1%, 15.4%, 13.8%, 14.6% and 20.5% of our revenues, respectively. In recent years, our special listing customers have been reducing the usage of our listing services while increasing the usage of our marketing services. In addition, since 2008, we began to offer free trials of our basic listing services. We expect special listing service revenues to continue to grow at a slower rate than our total revenues, depending on the perception by our customers of the effectiveness in penetrating the market through our online marketing programs vis-a-vis special listing services, although in the medium to long term we believe that listing service revenues as a whole will continue to remain a significant revenue source and will grow as a percentage of our revenues as the secondary home market continues to grow in China, driving increased demand for our basic listing services.

Other Value-added Services and Products

We also derive revenues from other value-added services and products, including subscriptions to our information database, research reports and total web solution services. We offer certain of our customers our total web solution services on a complimentary basis in conjunction with our marketing services. With respect to our paid contracts for website design, typically, half of the fees are paid at signing and the remaining half is paid upon completion of the project.

Beginning in 2009, we also began providing marketing services to home furnishing and improvement vendors in exchange for prepaid cards issued by such vendors due to the impact of the financial crisis on the ability of our customers to pay for our services. The prepaid cards contain monetary value in denominations varying from RMB20 to RMB2,000 that can only be used to purchase certain products from the vendors’ specified stores and are not redeemable for cash. We sell the prepaid cards, typically at a discount to their stated monetary value, to external parties. As of December 31, 2009 and June 30, 2010, we held 61,681 and 159,164 prepaid cards, respectively, with a face value of US$6.3 million and US$11.7 million, respectively, which will expire between April 2010 and March 2011. We discontinued the acceptance of prepaid cards in exchange for our marketing services in July 2010. We expect to sell all the remaining prepaid cards by the end of 2010.

In 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, revenues from other value-added services and products represented 2.5%, 1.8%, 5.6%, 5.6% and 12.6% of our revenues, respectively.

Cost of Revenues

Our cost of revenues include cost of services and cost of other value-added services and products. Cost of services primarily consists of staff costs, business taxes and surcharges, operating lease expenses, network costs, communication expenses, share-based compensation expenses and other costs directly related to the offering of our marketing, listing and other value-added services and products. Staff costs include salary and benefits paid to members of our editorial staff, customer service personnel and personnel dedicated to servicing and designing websites for our customers. Business taxes and related surcharges are taxes, surcharges and cultural construction fees levied on advertising sales in China, which are approximately 8.5% or, in Shanghai, 9.5% of our marketing service revenues and approximately 5.5% of our listing and other value-added services and products revenues. Operating lease expenses consist primarily of rent for our various office facilities as allocated on the basis of the space occupied by our editorial staff and customer service personnel. Network costs consist of server hosting fees, bandwidth fees and related charges. China Unicom’s network hosts our server network and receives hosting fees, bandwidth fees and related fees from us. Communication costs consist of telephone expenses relating to our operations. Cost of revenues also includes share-based compensation expenses in connection with stock options and other share-based compensation granted to our editorial and production staff, and business taxes and surcharges relating to technical and consulting service fees charged by our wholly-foreign-owned enterprises for services provided under our exclusive technical consultancy and services agreements with our consolidated controlled entities. Beginning in 2009, we also incurred costs of other value-added services and products relating to our sales of prepaid cards. In 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, our cost of revenues represented 21.8%, 21.3%, 24.7%, 28.9% and 36.7% of our revenues, respectively. We expect our cost of revenues to continue to increase in line with any growth in our revenues.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses. In 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, our operating expenses represented 43.9%, 37.0%, 37.3%, 52.4% and 45.6% of our revenues, respectively.

The following table sets forth our operating expenses by amount and percentage of our total operating expenses for the periods indicated:

	Year ended December 31,						Six months ended June 30,
	2007		2008		2009		2009		2010
		Percentage		Percentage		Percentage		Percentage		Percentage
		of total		of total		of total		of total		of total
		operating		operating		operating		operating		operating
	Amount	expenses	Amount	expenses	Amount	expenses	Amount	expenses	Amount	expenses
	(US$ in thousands, except percentages)

Selling expenses	13,221	52.1%	18,708	48.5%	25,186	53.2%	9,988	51.6%	16,742	53.9%
General and administrative expenses	12,158	47.9	19,857	51.5	22,176	46.8	9,379	48.4	14,330	46.1

Total	25,379	100.0%	38,565	100.0%	47,362	100.0%	19,367	100.0%	31,072	100.0%

Selling Expenses

Our selling expenses primarily consist of staff costs, such as salaries and benefits paid to personnel in our sales and distribution department, operating lease expenses, which include rental expenses related to our selling and distribution department, traveling and communication expenses, office expenses and advertising and promotion expenses, including fees we pay to other Internet portals for the purpose of promoting and increasing traffic to our website, which helps us to raise our brand profile and generate additional marketing service revenues. Selling expenses also include other expenses incurred in relation to our selling and distribution activities and share-based compensation costs in connection with stock options and other share-based compensation granted to our sales and marketing personnel. We expect our selling expenses to increase in the near future in line with an increase in revenues as we continue to promote our website and our brand name.

General and Administrative Expenses

General and administrative expenses primarily consist of staff costs, such as salaries and benefits paid to our management and general administrative, product and development personnel, bad debt expense relating to uncollectible accounts receivable, office expenses, communication expenses and other expenses in relation to general and administrative purposes, as well as website development expenses related to the maintenance of our Internet portal browser and real estate database. Our general and administrative expenses also include share-based compensation costs in connection with share options and other share-based compensation granted to our general administrative, technical and research personnel. We expect our general and administrative expenses to increase in connection with the cost of being a public company. These expenses will initially increase as a percentage of our revenues, but are expected to gradually stabilize and to decrease in the long term as a percentage of our revenues to the extent that our revenues continue to grow.

Operating Income

Our operating income as a percentage of our revenues was 34.3%, 41.7%, 38.0%, 18.7% and 17.7% in 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, respectively.

Taxation

We are subject to income tax on an entity basis on profits arising in or derived from the jurisdictions where we, our subsidiaries or our consolidated controlled entities are domiciled or have operations.

Cayman Islands Income Tax

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, the Cayman Islands imposes no withholding tax on any dividends paid by us.

British Virgin Islands Income Tax

Our subsidiaries in the British Virgin Islands are exempted from any income tax or withholding tax under the current laws of the British Virgin Islands.

Hong Kong Income Tax

Our subsidiaries in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on assessable profits determined under the current relevant Hong Kong tax regulations. In 2007, 2008 and 2009, we did not make any provisions for Hong Kong profit tax as we had no assessable profits derived from or earned in Hong Kong during those periods.

According to the Tax Agreement, dividends paid by a foreign-invested enterprise in mainland China to its corporate shareholder in Hong Kong will be subject to withholding tax at the maximum rate of 5.0%, provided that such Hong Kong company directly owns at least 25.0% of the equity interest in the mainland foreign-invested enterprise. However, under the New EIT Law and Circular 601, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to withholding tax of 10.0% if our Hong Kong subsidiaries cannot be considered as a “beneficial owner.” Bravo Work, a company we incorporated in Hong Kong in October 2007, currently holds all the equity interest in SouFun Media and SouFun Network. Max Impact, a company we incorporated in Hong Kong in October 2007, currently holds all the equity interest in Beijing Zhong Zhi Shi Zheng. We incorporated China Index Academy in Hong Kong in August 2000. To the extent that Bravo Work and Max Impact are each considered a “non-resident enterprise” under the Tax Agreement, dividends paid by SouFun Media, SouFun Network and Beijing Zhong Zhi Shi Zheng to Bravo Work and Max Impact, respectively, may be subject to a maximum rate of 10.0% withholding tax. However, dividends paid by Bravo Work, Max Impact and China Index Academy to their shareholders, Pendiary Investments, Selovo Investments and SouFun Holdings Limited, respectively, will not be subject to any Hong Kong withholding tax.

PRC Income Tax

Prior to January 1, 2008, our PRC subsidiaries were governed by the Old EIT Law and were generally subject to enterprise income taxes at a statutory rate of 33.0%, which consisted of a 30.0% national income tax and 3.0% local income tax. Under the Old EIT Law, some of our subsidiaries qualified for preferential tax treatment based upon their satisfaction of certain criteria. For example, SouFun Media and SouFun Network each obtained a “new and high technology enterprise certificate,” which entitled them to a preferential income tax rate of 15.0% in 2007 and an exemption from foreign enterprise income tax for three years starting from the calendar years of 2003 and 2006, respectively. These companies are also entitled to a 50.0% tax reduction for the three years beginning from 2006 and 2009, respectively.

In accordance with the provisions of PRC tax laws, rules and regulations, the local tax authority of Chongming County of Shanghai concluded that a deemed profit method is a measure of income tax liability more appropriate than the statutory taxable income method for companies such as Shanghai Advertising and Shanghai China Index. Under the deemed profit method, the local tax authority in China levies income tax based on an arbitrary deemed profit of 10.0% of total revenues. Shanghai Advertising and Shanghai China Index have filed their tax returns based on the deemed profit method.

In March 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008. Under the New EIT Law, all foreign-invested enterprises, including our subsidiaries and consolidated controlled entities, are subject to enterprise income tax at a uniform rate of 25.0% if no preferential tax policy is applicable. The New EIT Law also provided for a transition period commencing January 1, 2008 for those enterprises which were established before the promulgation of the New EIT Law and were entitled to preferential tax treatment such as a reduced tax rate or a tax holiday. Based on the transitional rule, foreign-invested enterprises located in Shenzhen Special Economic Zone and Shanghai Zhangjiang High Technology Park, such as SouFun Shenzhen and SouFun Shanghai, which previously enjoyed a preferential tax rate of 15.0%, are eligible for a five-year transition period during which the income tax rate will be gradually increased to the unified rate of 25.0%. The applicable rates for SouFun Shenzhen and SouFun Shanghai are 18.0%, 20.0%, 22.0%, 24.0% and 25.0% in 2008, 2009, 2010, 2011 and 2012 and thereafter. As a result of these changes in tax rates, we expect our effective tax rate in 2010 to be higher than that in 2009, which will affect our profitability, net income and earnings per share.

In April 2008, the relevant PRC governmental authorities also released qualification criteria and application and assessment procedures for “high and new technology enterprises strongly supported by the state,” which would be entitled to a statutory tax rate of 15.0%. Beijing JTX Technology, Beijing Zhong Zhi Shi Zheng, SouFun Media and SouFun Network and Beijing Technology obtained qualification as “high and new technology enterprises strongly supported by the state” in May and June 2009 and may apply for renewal of such status on a three-year basis. Renewal of such status is subject to such companies continuing to demonstrate the requisite qualifications and obtaining approval from the relevant tax authorities. We expect that our overall effective tax rate will increase as a result of the implementation of the new enterprise income tax law. In April 2010, following discussions with relevant PRC tax authorities on our status as a “high and new technology enterprise strongly supported by the state,” we paid US$9.0 million (including interest of US$1.2 million) to resolve uncertainties about our tax treatment in 2008. As there was no penalty charge relating to these payments, we did not record any penalties in relation to these payments in 2008 and 2009. Although some of our subsidiaries and consolidated controlled entities in China qualified in years prior to 2008 for certification as “high and new technology enterprises strongly supported by the state” under the previous PRC enterprise income tax laws, we failed to promptly renew such certification under the New EIT Law in 2008. As a result, these PRC entities became subject to income tax at the rate of 25.0% instead of the preferential tax rates enjoyed by “high and new technology enterprises strongly supported by the state.” We engaged in discussions with the relevant PRC tax authorities to persuade them to retroactively recognize our subsidiaries and consolidated controlled entities in China as “high and new technology enterprises strong supported by the state” so that we could apply the preferential tax rates to these PRC entities starting from 2008. As our request for retroactive recognition was not formally agreed to by the tax authorities, we decided to accept the 25.0% tax rate and make a lump-sum payment of US$9.0 million to resolve any uncertainty relating to our PRC entities’ tax and to settle our tax liability and avoid further interest charges or any assessment of penalties. This lump-sum payment consisted of US$7.8 million relating to income taxes owed for 2008 and interest owed on such income taxes of US$1.2 million. This payment did not include any penalties or other payments and was not a condition to or related to the receipt by certain of our subsidiaries and controlled consolidated entities of qualification as “high and new technology enterprises strongly supported by the state” in 2009. During 2009, each of Beijing JTX Technology, Beijing Zhong Zhi

Shi Zheng, SouFun Media, SouFun Network and Beijing Technology obtained qualification as “high and new technology enterprises strongly supported by the state” under the New EIT Law effective from 2009.

As a consequence of Circular 157, we believe that the applicable income tax rates for SouFun Network, Beijing Technology and Beijing JTX Technology, as “high and new technology enterprises strongly supported by the state,” will be 10.0%, 10.0% and 0% for 2009, respectively, and 11.0%, 11.0% and 11.0% for 2010, respectively. As we believe Circular 157 is similar to a change in tax law, and the cumulative effect should be reflected in the period of the change, an additional tax expense of US$3.8 million was recognized in the six months ended June 30, 2010 to account for the cumulative effect of Circular 157 for the year ended December 31, 2009 and the three months ended March 31, 2010, the applicable tax periods prior to the announcement in April 2009. This additional tax expense consists of current income tax expense of US$1.1 million and deferred tax expense of US$2.7 million. We are in the process of discussing the settlement procedures for the additional tax required under Circular 157 and thus this additional tax was classified as income tax payable in the balance sheet.

Moreover, under the New EIT law, if we are deemed to be a non-PRC tax resident enterprise without an office or premises in China, a withholding tax at the rate of 10.0% will be applicable to any dividends paid by our PRC subsidiaries to us, unless we are entitled to reduction or elimination of such tax provided by applicable tax treaties.

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Revenues

Our revenues increased by 84.5% from US$37.0 million in the six months ended June 30, 2009 to US$68.2 million in the same period in 2010. This increase in revenues was primarily attributable to growth across all of our business lines and more favorable real estate market conditions in China relative to the six months ended June 30, 2009. Despite the tightening measures announced by the PRC government in April 2010 that were targeted at the PRC property market, there was continued growth in our financial results for the six months ended June 30, 2010.

Marketing Services.  Revenues from marketing services increased by 54.5% from US$29.5 million in the six months ended June 30, 2009 to US$45.6 million in the same period in 2010. The increase in revenues was mainly due to a net increase in revenues from new home marketing business of US$12.5 million across all levels of cities. The general improvement in operating conditions in the PRC real estate market and the continued growth and expansion of our operations in all levels of cities were the primary drivers behind the increased marketing service revenues. During the second half of 2009, we increased the scale of our operations in level 2 and level 3 cities by increasing the number of sales and marketing staff to provide more coverage for, as well as further promote our existing services in, these cities. We also believe our management was better able to anticipate and address customer trends and preferences during this period. The growth in marketing service revenues was also supported by an increase in the number of marketing contracts we entered into in the six months ended June 30, 2010, principally as a result of strong growth in the number of contracts in smaller cities in which we operate, even though the new contracts entered into in these smaller cities generally have shorter terms and smaller amounts than in level 1 cities. To a lesser extent, the increase in marketing service revenues was attributable to growth in our home furnishing and improvement business across all levels of cities, particularly in level 1 cities, driven by increased advertising spending by service providers as a result of improved economic conditions in China.

Listing Services.  Revenues from our listing services increased by 159.5% from US$5.4 million in the six months ended June 30, 2009 to US$14.0 million in the same period in 2010, including a 229.7% increase in basic listing service revenues from US$3.2 million to US$10.6 million and a 54.9% increase in revenues from special listing services from US$2.2 million to US$3.4 million over the same period. Listing service revenues increased as a percentage of revenues from 14.6% in the six months ended June 30, 2009 to 20.5% in the same period in 2010 as a result of improved economic conditions in the PRC real estate market, which drove the growth in listing activity in the secondary homes market.

The increase in basic listings revenue was primarily due to an increase of US$7.1 million in listing service revenues from our secondary and rental business across all levels of cities, which was attributable to an increase in the number of paid online listing subscription accounts from 21,008 as of June 30, 2009 to 122,829 as of June 30, 2010. The growth in new subscription accounts was largely due to strong demand for listing services supported by growing secondary real estate markets in these cities. Our basic listing service revenues and the number of paid online subscription accounts for basic listing services are affected by the geographical market where our services are delivered and the pricing of the listing subscription accounts. In July 2009, we reduced the number of listings allowed in each listing subscription account and repackaged our listing subscription offerings at a lower price, resulting in the number of our paid online subscription accounts increasing at a higher rate than the growth of our listing service revenues.

The increase in revenues from special listings mainly resulted from an increase in the number of participants at our special events, in particular at our top 100 PRC property developers event, during the first half of 2010. Compared with the six months ended June 30, 2009, which was adversely affected by the global financial crisis, we were able to hold more special listing events in the six months ended June 30, 2010. Relatively better property market conditions as well as the timely hosting of themed events of interest to market participants in the six months ended June 30, 2010 also resulted in higher participation as compared to the same period in 2009.

Other Value-added Services and Products.  Revenues from other value-added services and products increased by 317.9% from US$2.1 million in the six months ended June 30, 2009 to US$8.6 million in the same period in 2010, primarily due to a US$6.3 million increase in sales of our prepaid cards.

Cost of Revenues

Our cost of revenues in the six months ended June 30, 2009 and 2010 as a percentage of our total revenues was 28.9% and 36.7%, respectively. Our cost of revenues increased by 134.3% from US$10.7 million in the six months ended June 30, 2009 to US$25.1 million in the same period in 2010. This increase was primarily due to an increase in the cost of other value-added services and products and increases in staff costs relating to our editorial staff and customer service personnel. Our costs of other value-added services and products increased from US$1.2 million in the six months ended June 30, 2009 to US$6.9 million in the same period in 2010, principally as a result of an increase in sales of prepaid cards. In addition, our staff costs increased from US$4.0 million in the six months ended June 30, 2009 to US$8.7 million in the same period in 2010, mainly as a result of higher headcount for our editorial staff and customer service personnel and an increase in salaries.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 64.2% from US$26.3 million in the six months ended June 30, 2009 to US$43.1 million in the same period in 2010. Our gross margin decreased from 71.1% in the six months ended June 30, 2009 to 63.3% in the same period in 2010 primarily as a result of increased costs of other value-added services as well as from increased staff costs largely due to hiring of additional editonal and production staff. We discontinued the acceptance of prepaid cards in July 2010. We expect to sell all the remaining prepaid cards by the end of 2010.

Operating Expenses

Our operating expenses increased by 60.4% from US$19.4 million in the six months ended June 30, 2009 to US$31.1 million in the same period in 2010. The increase in our operating expenses was mainly attributable to increases in both our selling expenses and general and administrative expenses.

Selling Expenses.  Our selling expenses increased by 67.6% from US$10.0 million in the six months ended June 30, 2009 to US$16.7 million in the same period in 2010, primarily due to an increase in staff costs and traveling and communication expenses. The 81.8% increase in staff costs from US$4.9 million in the six months ended June 30, 2009 to US$8.9 million in the same period in 2010 was mainly due to the hiring of additional sales and marketing personnel. As a result of the increase in headcount, our traveling and communication expenses increased by 86.6% to US$2.2 million in the six months ended June 30, 2010 from US$1.2 million in the same period in 2009.

General and Administrative Expenses.  Our general and administrative expenses increased by 52.8% from US$9.4 million in the six months ended June 30, 2009 to US$14.3 million in the same period in 2010, primarily due to an increase in professional service fees and website development expenses. Professional service fees increased from US$0.1 million in the six months ended June 30, 2009 to US$2.0 million in the same period in 2010, mainly as a result of fees paid to our professional advisors in connection with this offering. Website development expenses increased by 83.1% from US$1.5 million in the six months ended June 30, 2009 to US$2.8 million in the same period in 2010, primarily due to an increase in staff costs due to an increase in headcount and salaries paid to our technical and research personnel.

Operating Income and Operating Margin

As a result of the foregoing, our operating income increased 74.8% from US$6.9 million in the six months ended June 30, 2009 to US$12.1 million in the same period in 2010. Our operating margin decreased slightly from 18.7% in the six months ended June 30, 2009 to 17.7% in the same period in 2010, largely due to the drop in gross margins from the increased sale of lower margin prepaid cards.

Foreign Exchange Gain/(Loss)

We had a foreign exchange loss of US$17,000 in the six months ended June 30, 2009 and a foreign exchange loss of US$481,000 in the same period in 2010, primarily due to outstanding Renminbi-denominated dividend liabilities that will be repaid no later than June 30, 2011, in each case related to exchange rate fluctuations of the Renminbi relative to the U.S. dollar.

Interest Income

Our interest income increased by 89.6% from US$0.6 million in the six months ended June 30, 2009 to US$1.2 million in the same period in 2010, mainly due to the larger amount of funds we kept in fixed-rate time deposits.

Realized Gain—Trading Securities

We recognized a gain of US$85,000 in the six months ended June 30, 2009 and US$164,000 in the same period in 2010 from sales of our investment in a structured note with a maturity of less than one year and aggregate principal amount of US$7.3 million issued by a financial institution.

Government Grants

Our government grants increased by 6.0% from US$336,000 in the six months ended June 30, 2009 to US$356,000 in the same period in 2010, primarily due to an increase in the amount of government grants received by our Shanghai-based subsidiaries, as a result of an increase in the amount of business taxes assessed on these subsidiaries.

Income Before Income Tax

As a result of the foregoing, our income before income tax increased by 67.5% from US$7.9 million in the six months ended June 30, 2009 to US$13.3 million in the same period in 2010.

Income Tax Benefit (Expense)

We incurred income tax expenses of US$4.2 million in the six months ended June 30, 2009 and US$8.0 million in the same period in 2010. Although we enjoyed preferential corporate income tax rates due to the status of certain of our PRC subsidiaries as “high and new technology enterprises strongly supported by the state” in the six months ended June 30, 2010, the increase in our tax expenses was principally the result of a one-off income tax expense provision of US$3.8 million due to the impact of Circular 157.

In April 2010, SAT issued Circular 157, which seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to the issuance of Circular 157, three of our subsidiaries were entitled to pay income tax at a lower rate, and could now be required to pay income tax at a higher rate pursuant to Circular 157, which has a retroactive effect and would apply to our 2009 tax year. As a consequence of Circular 157, we recorded a one-off income tax expense of US$3.8 million, which consisted of a current income tax expense of US$1.1 million and a deferred tax expense of US$2.7 million recorded in the second quarter of 2010. See “Risk Factors—Risks Relating to Our Business—The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations.”

Net (Income) Loss Attributable to Our Non-controlling Interests

Our net income attributable to a 10.0% equity interest in Beijing Information that is not directly or indirectly owned by us decreased from US$20,000 in the six months ended June 30, 2009 to US$11,000 in the same period in 2010, mainly as a result of a decrease in the net income from Beijing Information.

Net Income Attributable to SouFun Holdings Limited Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 41.7% from US$3.7 million in the six months ended June 30, 2009 to US$5.3 million in the same period in 2010, but our net income margin decreased from 10.1% in the six months ended June 30, 2009 to 7.8% in the same period in 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Our revenues increased by 22.0% from US$104.1 million in 2008 to US$127.0 million in 2009. This increase in revenues was primarily attributable to growth across all our business lines from existing and new customers in our existing cities in 2009. Our rate of growth in 2009, however, decreased significantly from that in 2008 largely as a result of the global economic crisis, as (i) many of our property developer customers launched fewer property developments and reduced their advertising budgets in 2009 and (ii) difficult real estate market conditions, particularly in the first half of 2009, led to slower growth in our listing service revenues compared to 2008.

Marketing Services.  Revenues from marketing services increased by 18.7% from US$86.3 million in 2008 to US$102.4 million in 2009, mainly attributable to the increase in revenues from new home marketing of US$11.6 million. This increase was largely driven by new project launches in level 1 cities, on-going adoption of online marketing by new home developers and a general improvement in the business environment of the real estate market. The growth in marketing service revenues was also supported by an increase in the number of marketing contacts we entered into with customers even though during the first half of 2009, many of the marketing contracts we entered into with customers were for shorter terms as a result of the global financial crisis. To a lesser extent, the increase in marketing service revenues was attributable to growth in our home furnishing and improvement business in all levels of cities driven by increased advertising spending by service providers as a result of improved economic conditions. The increase was partially offset by a decrease in marketing service revenues from our new home business from level 2 cities of US$3.6 million, due to the entry of new participants to the market including national Internet portal companies and websites focused on real estate services and a challenging sales environment for that line of business, particularly in Tianjin, Chongqing and Chengdu. In 2009, some of the national Internet portals in China began to strengthen their presence in various cities, while local websites also entered into these markets to compete.

Listing Services.  Revenues from our listing services increased by 9.3% from US$16.1 million in 2008 to US$17.6 million in 2009, including a 33.7% increase in basic listing service revenues from US$8.6 million to US$11.5 million, partially offset by a 20.0% decrease in revenues from special listing services from US$7.5 million to US$6.0 million over the same period.

This growth in basic listings revenue was primarily due to an increase of US$2.9 million in listing service revenues from our secondary and rental business in level 1 and level 2 cities attributable to an increase in the number of paid online listing subscription accounts from 50,549 in 2008 to 89,826 in 2009. The growth in new subscription accounts was driven by strong demand for listing services supported by growing secondary real estate markets in these cities. Our listing service revenues and the number of paid online subscription accounts for basic listing services are affected by the geographical market where our services are delivered and the pricing of the listing subscription accounts. In July 2009, we repackaged all our listing subscription accounts to a lower price by reducing the number of listings allowed in each listing subscription account, resulting in the number of our paid online subscription accounts increasing at a higher rate than the growth of our listing service revenues.

The decrease in revenues from special listings resulted primarily from fewer participants at our special listing events for our research business. This was partially offset by an increase in revenues from increased participants at our special listing events for our new home business.

Other Value-added Services and Products.  Revenues from other value-added services and products increased by 294.4% from US$1.8 million in 2008 to US$7.1 million in 2009, primarily due to the sale of prepaid cards in 2009 of US$5.4 million and an increase of US$0.2 million in revenues from our research report services in 2009. This was partially offset by a decrease of US$0.2 million in revenues from total web solution services and a decrease of US$0.1 million in revenues from information database services.

Cost of Revenues

In 2008 and 2009, our cost of revenues represented 21.3% and 24.7% of our revenues, respectively. The increase in our cost of revenues as a percentage of our revenues in 2009 was primarily the result of sales of prepaid cards amounting to US$5.4 million, of which we incurred US$4.9 million in costs of other valued-added services and products relating to the prepaid cards. As the prepaid cards were sold at a discount, the cost of revenues for these prepaid cards as a percentage of the revenues they generated in 2009 was higher than our other business operations, resulting in an increase in our overall cost of revenues as a percentage of our revenues in 2009. We had no sales of prepaid cards in 2008.

Our cost of revenues in 2009 increased by 41.0% from US$22.2 million in 2008 to US$31.3 million. This increase was consistent with our increase in revenues and was primarily due to US$4.9 million for the cost of other value-added services and products relating to the sale of prepaid cards and an increase in business taxes and surcharges and business taxes on intercompany service fee charges. Our business taxes and surcharges increased from US$6.8 million in 2008 to US$8.3 million in 2009 in line with the increase in our revenues in 2009. Our business taxes on intercompany service fee charges increased from US$47,000 in 2008 to US$1.2 million in 2009, mainly as a result of an increase in transfers of taxable revenue from the consolidated controlled entities to our direct subsidiaries.

Gross Profit and Gross Margin

Our gross profit increased by 16.7% from US$82.0 million in 2008 to US$95.7 million in 2009. Our gross margin remained relatively stable at 78.7% in 2008 and 75.3% in 2009.

Operating Expenses

Our operating expenses increased by 22.8% from US$38.6 million in 2008 to US$47.4 million in 2009. The increase in our operating expenses was principally as a result of an increase in selling expenses.

Selling Expenses.  Our selling expenses increased by 34.8% from US$18.7 million in 2008 to US$25.2 million in 2009, primarily due to an increase in staff costs, traveling and communication expenses and advertising and promotion expenses. The 38.8% increase in staff costs from US$8.5 million in 2008 to US$11.8 million in 2009 was mainly due to an increase in our sales and marketing personnel in the second half of 2009 and an increase in commissions paid to our sales and marketing staff as a result of higher sales. The increase in traveling and communication expenses by 22.2% from US$2.7 million in 2008 to US$3.3 million in 2009 was largely due to increased sales and promotional activities from the addition of new sales and marketing staff during 2009. The increase in advertising and promotion expenses by 66.7% from US$0.9 million in 2008 to US$1.5 million in 2009 was primarily due to entry into a portal collaboration contract with an Internet portal company to promote our website.

General and Administrative Expenses.  Our general and administrative expenses increased by 11.6% from US$19.9 million in 2008 to US$22.2 million in 2009, primarily due to an increase in bad-debt expenses, share-based compensation expenses and website development expenses. Bad-debt expenses increased by 37.5% from US$3.2 million in 2008 to US$4.4 million in 2009, principally as a result of an increase in our accounts receivable arising from increases in sales, and because the global financial crisis during these periods negatively affected accounts receivable collectability from certain clients in the first half of 2009. The increase in share-based compensation expenses by 40.0% from US$2.0 million to US$2.8 million was mainly due to the increase in the number of share options granted. Website development expenses increased by 23.1% from US$2.6 million in 2008 to US$3.2 million in 2009, primarily due to an increase in staff costs resulting from an increase in salaries and in the number of technical and research personnel in 2009.

Operating Income and Operating Margin

As a result of the foregoing, our operating income increased 11.3% from US$43.4 million in 2008 to US$48.3 million in 2009. Our operating margin decreased from 41.7% in 2008 to 38.0% in 2009.

Foreign Exchange Gain/(Loss)

We incurred a foreign exchange loss of US$2.8 million in 2008 and US$59,000 in 2009 related to Renminbi-denominated dividend liabilities, which resulted in a loss due to fluctuations in the Renminbi-U.S. dollar exchange rate.

Interest Income

Our interest income remained relatively stable at US$1.2 million in 2008 and 2009.

Realized Gain—Trading Securities

We recognized a gain of US$0.2 million in 2009 from our investment in a structured note with a maturity of less than one year of US$7.3 million issued by a financial institution.

Government Grants

Our government grants increased by 75.0% from US$0.4 million in 2008 to US$0.7 million in 2009, primarily due to an increase in the amount of government grants received by our Shanghai-based subsidiaries, as a result of an increase in the amount of business taxes assessed on these subsidiaries.

Income Before Income Tax

As a result of the foregoing, our income before income tax increased by 19.4% from US$42.2 million in 2008 to US$50.4 million in 2009.

Income Tax Benefit (Expense)

We incurred income tax expenses of US$18.8 million in 2008 and recorded an income tax benefit of US$2.2 million in 2009, primarily due to the qualification of certain of our PRC subsidiaries and consolidated controlled entities for preferential tax treatment as “high and new technology enterprises strongly supported by the state” in 2009. Under the applicable PRC tax law, a recognized “high and new technology enterprise strongly supported by the state” may enjoy a preferential corporate income tax rate of 15.0%. As a result of changes in our tax rate in 2009, we recognized a tax benefit of US$9.5 million. For 2009, our major subsidiaries and consolidated controlled entities, SouFun Media, SouFun Network, Beijing Technology, Beijing Zhong Zhi Shi Zheng and Beijing JTX Technology were eligible to use tax rates of 15.0%, 7.5%, 7.5%, 15.0% and 0%, respectively. During 2008, all of these entities were subject to income tax at a rate of 25.0% as we failed to secure such “high and new technology enterprise strongly supported by the state” recognition for our PRC subsidiaries and consolidated controlled entities during the year. We recognize deferred tax liability in relation to the undistributed earnings of our consolidated controlled entities in China. Such earnings are taxable upon distribution to our PRC subsidiaries. As a result of the tax rate change from the unified 25.0% in 2008 to the preferential tax rates in 2009, our deferred tax liability, decreased from US$14.0 million as at December 31, 2008 to US$5.7 million as at December 31, 2009, with such effect of tax rate change recognized as an income tax benefit in the amount of US$9.5 million in 2009. You may find additional information on the effects of the PRC tax law and its changes on our financial condition and results of operations in Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

Net (Income) Loss Attributable to Our Non-controlling Interests

Our net income attributable to a 10.0% equity interest in Beijing Information that is not directly or indirectly owned by us increased by 23.5% from US$34,000 in 2008 to US$42,000 in 2009 as a result of an increase in net income from Beijing Information’s operations.

Net Income Attributable to SouFun Holdings Limited Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 125.2% from US$23.4 million in 2008 to US$52.7 million in 2009, and our net income margin increased from 22.4% in 2008 to 41.4% in 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Our revenues increased by 79.8% from US$57.9 million in 2007 to US$104.1 million in 2008. This increase was attributable to growth across all our business lines from existing and new customers in our existing cities in 2008, bolstered by favorable market conditions in China in the first half of 2008.

Marketing Services.  Revenues from marketing services increased by 85.2% from US$46.6 million in 2007 to US$86.3 million in 2008, mainly attributable to the increase in revenues from new home marketing of US$36.3 million. This was largely driven by an increase in overall online advertising expenditures by existing and new customers in our new home business from the on-going adoption of online marketing by new home developers, strong growth in our level 2 and existing level 3 cities, as well as an increase in the number of level 3 cities we operated in. There was also an increase in marketing service revenues as a result of favorable market conditions in the PRC real estate industry, which led to an increase in the number of marketing contracts entered into in all levels of cities. To a lesser extent, the increase in marketing service revenues was attributable to an increase of US$3.1 million in home furnishing and improvement marketing service revenues driven by growth in the number of contracts as well as overall price increases.

Listing Services.  Revenues from our listing services increased by 62.6% from US$9.9 million in 2007 to US$16.1 million in 2008, including a 75.5% increase in basic listing services from US$4.9 million to US$8.6 million and a 50.0% increase in special listing services from US$5.0 million to US$7.5 million over the same period.

The growth in basic listing service revenues was primarily due to an increase of US$3.5 million in listing service revenues from our secondary home business across all levels of cities attributable to an increase in the number of new paid online subscription accounts from 28,742 in 2007 to 50,549 in 2008. The growth in new subscriptions was driven by strong demand for listing services supported by growing secondary real estate markets across all service levels of cities. Our listing service revenues and the number of paid online subscription accounts for basic listing services were affected by the geographical market where our services were delivered and the pricing of the listing subscription accounts. During 2008, we began to offer subscription accounts that charged a lower fee for fewer listings allowed in addition to our standard subscription accounts, resulting in the number of our paid online subscription accounts increasing at a higher rate than the growth of our listing service revenues.

Revenues from our special listing services increased principally as a result of an increase in the number of participants at our special events for all of our businesses in 2008.

Other Value-added Services and Products.  Revenues from other value-added services and products increased by 28.6% from US$1.4 million in 2007 to US$1.8 million in 2008, primarily due to an increase of US$0.4 million in value-added services and products revenues from our information database business and US$0.2 million from our research report business. This was partially offset by a decrease of US$0.3 million in value-added services and products revenues from our total web solution business.

Cost of Revenues

In 2007 and 2008, our cost of revenues represented 21.8% and 21.3% of our revenues, respectively. Our cost of revenues increased by 76.2% from US$12.6 million in 2007 to US$22.2 million in 2008. This increase was consistent with an increase in our revenues and was primarily due to increases in our staff costs, business taxes and surcharges and tax penalties.

Our staff costs increased from US$4.4 million in 2007 to US$8.4 million in 2008, mainly as a result of an increase in salary and increased headcount in our editorial and production department during 2007, which led to increased staff costs through 2008. Our business taxes and surcharges increased from US$4.5 million in 2007 to US$6.8 million in 2008, mainly as a result of an increase in our taxable revenue in 2008.

Gross Profit and Gross Margin

Our gross profit increased by 81.4% from US$45.2 million in 2007 to US$82.0 million in 2008. Our gross margin increased slightly from 78.2% in 2007 to 78.7% in 2008.

Operating Expenses

Our operating expenses increased by 52.0% from US$25.4 million in 2007 to US$38.6 million in 2008. The increase in our operating expenses was principally a result of an increase in both our selling expenses and general and administrative expenses.

Selling Expenses.  Our selling expenses increased by 41.7% from US$13.2 million in 2007 to US$18.7 million in 2008, primarily due to an increase in staff costs and traveling and communication expenses. The increase in staff costs by 46.6% from US$5.8 million in 2007 to US$8.5 million in 2008 was mainly due to an increase in salaries and an increase in commissions paid to our sales and marketing staff as a result of higher sales. The increase in traveling and communication expenses by 80.0% from US$1.5 million in 2007 to US$2.7 million in 2008 was mainly due to increased sales and promotional activities.

General and Administrative Expenses.  Our general and administrative expenses increased by 63.1% from US$12.2 million in 2007 to US$19.9 million in 2008, primarily due to increases in bad-debt expenses, staff costs, professional service fees and website development expenses. Bad-debt expenses increased by 166.7% from US$1.2 million in 2007 to US$3.2 million in 2008, mainly as a result of an increase in our accounts receivable arising from increases in sales, and because the global financial crisis during these periods negatively affected accounts receivable collectability from certain clients in 2008. The increase in staff costs by 35.4% from US$4.8 million in 2007 to US$6.5 million in 2008 was mainly due to an increase in salaries of our management and general and administrative personnel. Professional service fees increased from US$27,000 in 2007 to US$1.1 million in 2008 primarily due to payments to professionals engaged by us to advise on a capital market financing transaction that was ultimately not completed. The increase in website development expenses by 52.9% from US$1.7 million in 2007 to US$2.6 million in 2008 was primarily due to the increase in staff cost resulting from an increase in the number of technical and research personnel in 2008.

Operating Income and Operating Margin

As a result of the foregoing, our operating income increased 118.1% from US$19.9 million in 2007 to US$43.4 million in 2008. Our operating margin increased from 34.3% in 2007 to 41.7% in 2008.

Foreign Exchange Gain/(Loss)

We realized a foreign exchange gain of US$8,000 in 2007 and incurred a foreign exchange loss of US$2.8 million related to Renminbi-denominated dividend liabilities, which resulted in a loss due to fluctuations in the Renminbi-U.S. dollar exchange rate.

Interest Income

Our interest income increased by 69.7% from US$707,000 in 2007 to US$1.2 million in 2008, primarily due to an increase in interest rates for our held to maturity deposits in China, the opening of fixed rate interest accounts in China and an increase in the amount of cash deposited compared to 2007.

Government Grants

Our government grants increased by 70.6% from US$211,000 in 2007 to US$360,000 in 2008, primarily due to an increase in the amount of government grants received by our Shanghai-based subsidiaries as a result of an increase in the amount of business taxes assessed on these subsidiaries.

Income Before Income Tax

As a result of the foregoing, our income before income tax increased by 102.9% from US$20.8 million in 2007 to US$42.2 million in 2008, and our margin increased from 35.9% in 2007 to 40.5% in 2008.

Income Tax Benefit (Expense)

Our income tax expenses increased by 121.2% from US$8.5 million in 2007 to US$18.8 million in 2008, mainly because certain of our PRC subsidiaries did not obtain preferential tax treatment as “high and new technology enterprises strongly supported by the state” and an increase in taxable income in 2008.

Net (Income) Loss Attributable to Our Non-controlling Interests

We recorded net loss attributable to our non-controlling interests of US$125,000 in 2007 and had a net income attributable to our non-controlling interest of US$34,000 in 2008 derived from Beijing Information’s operations.

Net Income Attributable to SouFun Holdings Limited Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 91.8% from US$12.2 million in 2007 to US$23.4 million in 2008, and our net income margin increased from 21.1% in 2007 to 22.4% in 2008.

Selected Quarterly Results of Operations

The following table sets forth our consolidated selected quarterly results of operations for the six quarters ended June 30, 2010. We have prepared the consolidated financial information on the same basis as our audited consolidated financial statements. The financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for the quarters presented. You should not rely on these quarter-to-quarter comparisons of our results of operations as indicators of likely future performance.

	Three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2009	2009	2009	2009	2010	2010
	(US$ in thousands)

Revenues
Marketing services	11,868	17,635	24,832	48,032	17,925	27,661
Listing services	2,266	3,132	4,629	7,532	5,706	8,300
Other value-added services and products	651	1,405	1,848	3,219	2,818	5,775

Total revenues	14,785	22,172	31,309	58,783	26,449	41,736
Cost of revenues
Cost of services	(4,420)	(5,086)	(6,413)	(10,565)	(8,228)	(9,935)
Cost of other value-added services and products	(268)	(917)	(1,593)	(2,085)	(2,274)	(4,613)

Total cost of revenues	(4,688)	(6,003)	(8,006)	(12,650)	(10,502)	(14,549)
Gross profit	10,097	16,169	23,303	46,133	15,947	27,187
Operating expenses
Selling expenses	(5,019)	(4,969)	(6,355)	(8,843)	(6,974)	(9,768)
General and administrative expenses	(4,334)	(5,045)	(5,598)	(7,199)	(6,019)	(8,311)

Operating income	744	6,155	11,350	30,091	2,954	9,108
Foreign exchange gain (loss)	8	(25)	(19)	(23)	(24)	(457)

Interest income (Including related party amount of nil, nil, nil, US$85, US$183 and US$122 for the three months ended March 31, June 30, September 30, and December 31, 2009 and March 31 and June 30, 2010, respectively)	356	257	265	327	630	532
Realized gain—trading securities	85	—	110	—	113	51
Government grants	151	185	126	268	191	165
Income before income tax	1,344	6,572	11,832	30,663	3,864	9,399
Income tax (expense) benefit	(1,028)	(3,162)	9,325	(2,936)	(1,496)	(6,469)
Net income	316	3,410	21,157	27,727	2,368	2,930

Net loss attributable to non-controlling interests	(10)	(10)	(10)	(12)	(6)	(5)
Net income attributable to SouFun Holdings Limited shareholders	326	3,420	21,167	27,739	2,374	2,935

Our revenues have historically been substantially lower during the first quarter of each year as compared to the other quarters of the year as a result of seasonal variations that are largely due to the timing of our entry into marketing contracts with customers and the duration of these marketing contracts. Many of our marketing contracts are negotiated and entered into with customers during the first quarter of the year, while we typically experience reduced advertising and marketing activities by our customers in the PRC real estate industry during and around the Chinese Lunar New Year holidays. As a result, we typically begin recognizing marketing revenue from such contracts in subsequent quarters. As many of our contracts involve multiple advertisements in different formats to be delivered over different periods of time, our fourth quarter revenues have historically been higher primarily due to the fact that the last advertisement or service provided under many of our marketing contracts end in the fourth quarter and revenues from such contracts are recognized ratably during such performance period. We expect to continue experiencing these seasonal variations in our quarterly results of operations after the completion of this offering for the reasons given above as well as due to changes in market and economic conditions. See “Risk Factors—Risks Relating to Our Business—You should not rely on our quarterly operating results as an indication of our future performance because our quarterly financial results are subject to fluctuations.”

In addition, as a result of fixed costs, such as the base salary paid to our staff and rental expenses, our costs of revenues, selling expenses and general and administrative expenses have remained relatively stable despite fluctuations in our total revenues from quarter to quarter. We also recognized an income tax benefit of US$9.3 million in the third quarter of 2009 as a result of the qualification of certain of our PRC subsidiaries and consolidated controlled entities for preferential tax treatment as a “high and new technology enterprises strongly supported by the state” during the second half of 2009. See “—Results of Operations—Taxation—PRC Income Tax” above.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations primarily through internally generated cash and the sale of our shares to investors. As of June 30, 2010, we had approximately US$105.4 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits placed with banks or other financial institutions. All of our investments with original stated maturities of 90 days or less are classified as cash and cash equivalents. All of our investments with original stated maturities of greater than 90 days and less than 365 days are classified as short-term investments. As of December 31, 2008 and 2009 and June 30, 2010, we had short-term investments of US$24.9 million, US$28.6 million and US$37.6 million, respectively. As of December 31, 2008 and 2009 and June 30, 2010, we had net current assets of US$23.0 million, US$24.9 million and US$44.6 million, respectively.

We plan to make the remaining dividend payment of RMB 299.8 million (US$44.1 million) as of June 30, 2010, no later than June 30, 2011. Purchasers of ADSs in this offering will not be eligible to receive any of this previously declared and outstanding dividend. We intend to use our operating income overseas, including our license fees collected from our PRC subsidiaries and consolidated controlled entities and we also expect to seek debt or equity financing, which may include bank loans, equity offerings, convertible bonds, warrants or other equity-linked debt financings, to fund this payment. We believe that the payment of such dividend will not have a material adverse effect on our liquidity and capital resources. There are no PRC laws, rules and regulations restricting our ability to access funds to make these payments so long as we conduct these funding operations offshore at the holding company level or through our overseas subsidiaries. However, we will be required to obtain prior approval from SAFE if we endeavor to access funds from our PRC subsidiaries and/or our consolidated controlled entities through a funding method that is deemed by applicable PRC laws to be a foreign exchange transaction for capital accounts, such as a direct investment, loan or investment in securities outside China. See “Risk Factors—Risks Relating to China—Government control of currency conversion may limit our ability to utilize our revenues effectively.”

We believe our current cash and cash equivalents and cash flow from operations will be sufficient to meet our present and anticipated cash needs, including for working capital and capital expenditures, for at least the next 12 months. We may, however, seek additional cash resources due to changed business conditions or other future developments, such as strategic alliances and acquisitions, new service development and expansion of our service offerings, to compete with alternative or different services and products offered by our competitors or to take advantage of market opportunities for our growth and/or technological improvements, although we currently do not expect, and have no plans, to incur such expenditures. If these sources are insufficient to satisfy our cash requirements, we may seek additional sources of financing, including selling debt securities or additional equity securities or obtaining credit facilities to meet our cash needs. See “Risks Factors—Risks Relating to Our ADSs and This Offering—We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.”

Occasionally, our marketing or listing customers may request that we provide commitment deposits or earnest money to them in exchange for being appointed as their exclusive online marketing or listing service provider. We have, to date, entered into commitment deposit arrangements with two of our related parties, in an aggregate amount not exceeding 9.1% of our cash and cash equivalents as of June 30, 2010. The terms of these arrangements typically require the commitment deposits to be returned within six months after the receipt of the deposits. As of the date of this prospectus, we have terminated the contract with one of the related parties, and the commitment deposit we paid to the property developer specified by our related party was repaid to us on July 16, 2010. Subsequently, we have entered into an exclusive web promotion technical service contract directly with the third party sales agent of the property developer that was previously the subject of the above-mentioned terminated contract. Under the new exclusive web promotion technical service contract, we agreed that a commitment deposit of up to RMB50.0 million (US$7.3 million) be made to the third party sales agent of the property developer, and that the specific amount and terms of the commitment deposit will be set forth in a separate agreement yet to be negotiated and concluded between us and the third party sales agent. None of the property developer, its sales agent or intermediaries for the project are our related parties. We plan to continue to selectively enter into such arrangements with non-related parties only when our management believes that it is commercially advisable and beneficial to do so, but we do not believe that such commitment deposit arrangements will substantially impact our business and funding needs in the future. See “Business—Arrangements to Promote Future Exclusive Marketing and Listing Business.”

From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.

Cash Flows

The following table sets forth information regarding our cash flows for the periods indicated:

	Year ended
	December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
	(US$ in thousands)

Net cash generated from operating activities	30,493	44,568	65,966	24,005	18,198
Net cash generated from (used in) investing activities	(7,596)	(2,598)	(12,034)	8,927	(5,600)
Net cash used in financing activities	(2,647)	(16,210)	(24,789)	(24,241)	—
Net increase in cash and cash equivalents	21,774	28,954	29,217	8,713	13,129
Cash and cash equivalents at beginning of year/period	12,294	34,068	63,022	63,022	92,239
Cash and cash equivalents at end of year/period	34,068	63,022	92,239	71,735	105,368

Net Cash Generated from Operating Activities

We had net cash generated by operating activities of US$18.2 million in the six months ended June 30, 2010. This was primarily attributable to an increase in deferred revenue of US$25.3 million as a result of prepayments from customers across all business lines, in particular, for marketing and basic listing services. This amount was partially offset by a decrease in accrued expenses and other liabilities of US$6.5 million, primarily due to income tax payments for 2008 and a US$2.2 million deposit paid to a Hainan property developer specified by Dong Fang Xi Mei, a company 80.0%-owned by Mr. Mo, our founder and executive chairman, and 20%-owned by Mr. Dai, our president and chief executive officer, for the purpose of providing commitment deposits to this property developer to secure future online marketing business relating to its property project in Hainan, China. On July 16, 2010, the commitment deposit we paid to the Hainan property developer specified by Dong Fang Xi Mei was repaid to us by Dong Fang Xi Mei. See “Certain Relationships and Related Party Transactions—Related Party Loans and Other Payments.”

We had net cash generated by operating activities of US$66.0 million in 2009. This was primarily attributable to our net income of US$52.6 million during this period, an increase in advances from customers of US$12.8 million as a result of more advances from our marketing and basic listing customers, and an increase in accrued expenses and other liabilities of US$7.9 million due primarily to an increase in other taxes and surcharges payable as a result of increased gross revenues and an accrued unrecognized tax benefit. This was partially offset by an increase of US$7.1 million in our accounts receivable due to the expansion of our business operations.

We had net cash generated by operating activities of US$44.6 million in 2008, which was primarily attributable to our net income of US$23.3 million during this period, an increase in accrued expenses and other liabilities of US$14.9 million due to an increase in accrued tax liabilities and was partially offset by an increase in accounts receivable of US$9.3 million due to the expansion of our business operations.

We had net cash provided by operating activities of US$30.5 million in 2007, which was primarily attributable to our net income of US$12.3 million during this period, an increase in advances from customers of US$8.2 million as a result of more advances from our marketing and basic listing customers and an increase in accrued expenses and other liabilities of US$4.6 million due to increases in accrued tax liabilities. This was partially offset by an increase in accounts receivable of US$2.9 million due to the expansion of our business operations, an increase in other non-current assets of US$0.6 million and an increase in prepayments and other current assets of US$0.4 million due to long-term rental deposits for our office space.

Net Cash Used in Investing Activities

Our net cash used in investing activities was US$5.6 million in the six months ended June 30, 2010. This was primarily due to a US$32.2 million increase in short-term investments in the form of fixed-term deposits in China and a US$3.6 million capital expenditure payment for the acquisition of property and equipment for our offices in the six months ended June 30, 2010. These amounts were partially offset by an increase in cash proceeds received from the maturity of short-term investments of US$23.5 million in the six months ended June 30, 2010 relating to our fixed-term deposits in China and a US$6.7 million repayment of our entrusted loan to Hengshui, a related party, on May 5, 2010.

Our net cash used in investing activities was US$12.0 million in 2009. This was primarily attributable to a US$35.9 million increase in short-term investments in the form of fixed-term deposits in China and a change in the amount due from related parties of US$6.8 million relating to an entrusted loan of US$7.3 million to Hengshui, which is a PRC company 51%-

owned by Mr. Mo, our founder and executive chairman, and 49%-owned by independent third parties, with the intention of providing commitment deposits to Hengshui to secure exclusive future marketing and listing business from Hengshui. The loan to Hengshui bore a stated interest rate of 10.0% per annum. The loan to Hengshui matured and was repaid on May 5, 2010. See “Certain Relationships and Related Party Transactions.” These amounts were partially offset by an increase in cash proceeds received from the maturity of short-term investments of US$32.2 million relating to our fixed-term deposits in China.

Our net cash used in investing activities was US$2.6 million in 2008. This was primarily attributable to cash of US$24.0 million used for short-term investments in the form of fixed-term deposits in China and payment of US$2.0 million for the acquisition of property and equipment for our offices. These amounts were partially offset by cash proceeds received from the maturity of short-term investments of US$23.3 million relating to our fixed-term deposits in China.

Our net cash used in investing activities was US$7.6 million in 2007. This was primarily attributable to cash of US$23.2 million used for short-term investments in the form of fixed-term deposits in China and payments of US$1.7 million made for the acquisition of computer equipment and the renovation of our offices. These amounts were partially offset by cash proceeds received from the maturity of short-term investments of US$17.2 million from our fixed-term deposits in China.

Net Cash Used in Financing Activities

We did not have any net cash used in financing activities in the six months ended June 30, 2010, compared to net cash used in financing activities of US$24.2 million in the same period in 2009 attributable to dividend payments to our shareholders. We did not make any dividend payments in the six months ended June 30, 2010.

Our net cash used in financing activities in 2009 was US$24.8 million. This was attributable to dividend payments to our shareholders of US$24.2 million.

Our net cash used in financing activities was US$16.2 million and US$2.6 million in 2008 and 2007, respectively, and was primarily due to dividend payments to our shareholders. See “Dividend Policy.”

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009 and as of June 30, 2010:

	As of	As of
	December 31, 2009	June 30, 2010
	(US$ in thousands)

Operating lease commitments:
Less than 1 year	3,333	4,942
1—3 years	4,543	6,586
3—5 years	—	23
More than 5 years	—	—

Total	7,876	11,551

Our operating lease commitments consist of office lease obligations for our offices in various locations across China. These leases expire at different times from December 31, 2010 through 2012, and will become subject to renewal. We intend to evaluate the need to renew each office lease on a case-by-case basis within a reasonable time prior to its expiration. Our

Beijing headquarters have been at their current location since December 2007, and the lease for such office space expires in December 2012.

As of June 30, 2010, we did not have any long-term debt obligations or purchase obligations.

Capital Expenditures

Our capital expenditures were US$1.7 million, US$2.0 million, US$1.6 million and US$3.5 million in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively. In each of these periods, our capital expenditures were primarily related to the purchase of servers, computer equipment and other office equipment relating to our operations as well as renovations of our offices. The increase in capital expenditures from US$1.7 million in 2007 to US$2.0 million in 2008 was primarily due to expansion of our business operations. The decrease in capital expenditures from US$2.0 million in 2008 to US$1.6 million in 2009 was mainly due to the downsizing of some of our offices in the second half of 2008, which also impacted our expenses in 2009. Our capital expenditures increased in the six months ended June 30, 2010 primarily due to the purchase of additional computer equipment and the remodeling of our offices resulting from increased headcount. In addition, we expect our capital expenditures to increase in the future as our business continues to develop and expand as we make further improvements to our website and our services.

Restricted Net Assets

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Moreover, our PRC subsidiaries and consolidated controlled entities are required under applicable PRC laws, rules and regulations to allocate a portion of their annual after-tax profits, if any, to certain statutory reserves and funds prior to declaring and remitting dividends. For example, our wholly-owned PRC subsidiaries and our consolidated controlled entities are required to allocate at least 10.0% of their after-tax profits to statutory reserves until such reserves reach 50.0% of their respective registered capital, as measured pursuant to their respective PRC statutory accounts. Allocations to these statutory reserves and funds may only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2009 and June 30, 2010, the total amount of our restricted net assets was US$122.0 million and US$135.8 million, respectively, which consists of amounts our PRC subsidiaries and consolidated controlled entities had allocated to such reserves and funds, paid-in capital and retained earnings, as determined pursuant to PRC generally accepted accounting principles. Although these restrictions have not impacted the ability of our PRC subsidiaries and consolidated controlled entities to fund and conduct their respective businesses, these restrictions and any additional limitations on the ability of our PRC subsidiaries or consolidated controlled entities to transfer funds to us could severely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Off-balance Sheet Commitments and Arrangements

We do not currently have any outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

Inflation

In recent years, China has not experienced significant inflation. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively. Recent inflation has not had a material impact on our results of operations. However, we cannot assure you that we will not be adversely affected by inflation or deflation in China in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Liquidity Risk

The principal method we use to manage liquidity risk arising from liabilities is maintaining an adequate level of cash and cash equivalents with different banks. In 2007, 2008, 2009 and the six months ended June 30, 2010, we monitored our liquidity risks by considering the maturity of our financial assets and projected cash flows from operations. Our objective is to maintain a balance between a continuity of funding and flexibility through settlement from customers and subsequent payment to vendors to meet our working capital requirements.

Interest Rate Risk

Our earnings are affected by changes in interest rates due to the impact of such changes on interest income and expense from interest-bearing financial assets and liabilities. Our interest-bearing financial assets and liabilities are predominately denominated in Renminbi. Our financial assets consist primarily of cash deposits with fixed interest rates and receivables, and we do not have any interest-bearing debt obligations as of June 30, 2010. Therefore, our exposure to interest rate risks has been insignificant.

Foreign Currency Risk

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Although, in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi as substantially all of our revenues and expenses are denominated in Renminbi and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi, although we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars. Fluctuations in exchange rates, particularly those involving the U.S. dollar, may affect our costs and operating margins. Where our operations conducted in Renminbi are reported in U.S. dollars, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies without giving effect to any underlying change in our business or results of operations. For example, if the Renminbi had weakened 5.0% against the U.S. dollar with all other variables held constant, our profit for the relevant periods would have been US$0.6 million, US$1.1 million and US$2.5 million lower for the years ended December 31, 2007, 2008 and 2009, respectively. See “Risk Factors—Risks Relating to China—Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares or ADSs and result in foreign currency exchange losses.”

From time to time we manage to convert Renminbi into foreign currencies for purchases of equipment from overseas suppliers and for certain expenses. The Renminbi is not freely convertible into foreign currencies. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar. However, the PBOC, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into other currencies.

Credit Risk

Substantially all of our cash and cash equivalents are held in banks in mainland China and Hong Kong that our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any bank. With respect to credit risk arising from other financial assets, comprising accounts receivable, commitment deposits to property developers in order to secure future marketing and listing business, amounts due from related parties and amounts due from subsidiaries, our exposure to credit risk arises from default of the counterparties, with a maximum exposure equal to the carrying amounts of these instruments. We perform on-going credit evaluations of our customers’ financial condition. Concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising our customer base. No customer individually accounted for 10.0% or more of our revenues in any of 2007, 2008 and 2009 or the six months ended June 30, 2010. We generally do not require collateral for accounts receivable.

Fair Value Risk

Our financial assets mainly include cash and cash equivalents, account receivables, amounts due from related parties and investments in subsidiaries. Our financial liabilities mainly include other payables and advances from customers. The carrying amounts of our financial instruments approximate to their fair values as of the balance sheet date. Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2009-17, or ASU 2009-17,“Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. In addition, ASU 2009-17 requires an on-going reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. ASU 2009-17 is effective for us on January 1, 2010. The adoption of ASU 2009-17 is not expected to have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, or ASU 2009-13, “Multiple-Deliverable Revenue Arrangements.” ASU 2009-13 amends ASC sub-topic 605-25, “Revenue Recognition: Multiple-Element Arrangements,” regarding revenue arrangements with multiple deliverables. These updates address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that may better reflect the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing a “best estimate of selling price” in addition to vendor-specific objective evidence, or VSOE, and other third-party evidence, or TPE, for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. We are still assessing the impact of adoption of ASU 2009-13 on our consolidated financial statements.

INDUSTRY OVERVIEW

THE PRC ECONOMY

The PRC economy has been experiencing rapid growth since the PRC government adopted the “Open Door Policy” in 1978. According to the 2009 China Statistical Yearbook, China’s GDP grew from RMB16.0 trillion to RMB30.1 trillion at a CAGR of 17.1% between 2004 and 2008. According to the National Bureau of Statistics of China, China’s GDP grew by 8.7% in 2009 to reach RMB33.5 trillion. Based on China’s GDP in 2008, the PRC economy was the third largest in the world, just behind the United States and Japan. Between 2004 and 2008, GDP per capita increased from RMB12,336 to RMB22,698, representing a CAGR of 16.5%. The following table sets forth China’s GDP and GDP per capita for the periods indicated:

	Year ended December 31,
						CAGR
	2004	2005	2006	2007	2008	2004 - 2008

China GDP (RMB in billions)	15,988	18,322	21,192	25,731	30,067	17.1%
China GDP per capita (RMB)	12,336	14,053	16,165	19,524	22,698	16.5%

Source: 2009 China Statistical Yearbook

Accelerating Urbanization and Increasing Urban Household Income

Along with the rapid economic development, China has demonstrated an accelerating trend toward urbanization as well as an increasingly affluent urban population. Driven by industrialization in China, accelerated urbanization in China is evidenced by the migration of rural populations toward urban areas and the transformation of towns into cities. According to the 2009 China Statistical Yearbook, total urban population in China increased from 542.8 million in 2004 to 606.7 million in 2008, and urban population as a percentage of total population increased from 41.8% in 2004 to 45.7% in 2008. This urbanization has created robust demand for housing and is a key driver for the growth of the real estate industry.

As a result of rapid economic development in China, urban households have been able to enhance their spending power and thereby improve their living standards. Per capita annual disposable income of urban households in China increased from RMB9,422 in 2004 to RMB15,781 in 2008, representing a CAGR of 13.8%. This increase represents higher purchasing power for urban households throughout China. The following table sets forth the urban population, total population, urbanization rate and per capita disposable income of urban households in China for the periods indicated:

	Year ended December 31,
	2004	2005	2006	2007	2008

Urban population (in millions)	542.8	562.1	577.1	593.8	606.7
Total population (in millions)	1,300.0	1,307.6	1,314.5	1,321.3	1,328.0
Urbanization rate (%)	41.8	43.0	43.9	44.9	45.7
Per capita disposable income of urban households (RMB)	9,422	10,493	11,760	13,786	15,781

Source: 2009 China Statistical Yearbook

ONLINE ADVERTISING MARKET IN CHINA

Internet Usage in China

The Internet has become a powerful medium for information, communication and commerce in the PRC and globally, and the number of Internet users in China has grown rapidly in recent years. According to China Internet Network Information Center, the number of Internet users in China grew from approximately 94.0 million in 2004 to approximately 384.0 million in 2009, representing a CAGR of 32.5%. At the same time, the Internet penetration rate increased from 7.3% to 28.9%. Despite being the largest Internet market in the world in terms of number of users, Internet penetration in China is still low compared to developed countries like the United States and Japan, each with a penetration rate of 76.2% and 76.8%, respectively, in 2009. The continuing development of Internet services, reduction in Internet access costs and lower computer prices are expected to further drive the increase in the number of Internet users in China. The following table sets forth the number of Internet users in China and Internet penetration rates in China, the United States and Japan for the periods indicated:

	Year ended December 31,
	2004	2005	2006	2007	2008	2009

Number of Internet users in China (in millions)	94	111	137	210	298	384
Internet penetration rates in China (%)	7.3	8.5	10.5	16.0	22.6	28.9
Internet penetration rates in the United States (%)	64.8	68.0	68.9	71.8	74.0	76.2
Internet penetration rates in Japan (%)	62.4	66.9	68.7	74.3	75.4	76.8

Sources: China Internet Network Information Center and International Telecommunication Union

Online Advertising in China

According to iResearch, the online advertising market in China grew from RMB2.3 billion in 2004 to RMB17.0 billion in 2008, representing a CAGR of 64.9%. During the same period, online advertising as a percentage of overall advertising in China increased from 1.9% in 2004 to 8.4% in 2008. Forms of online advertising activities include, but are not limited to, Internet banners and other online graphic advertisements, product and storefront listings on online marketplaces and paid searches. Online advertising overcomes many of the physical limitations of traditional offline advertising by providing customers with access to detailed, searchable information that is frequently updated. Based on iResearch analysis, advertisers are becoming more familiar with, and increasingly recognize the benefits of, online advertising in China, and advertisers in China are utilizing online advertising as an important component of their overall marketing strategy. Online advertising is expected to continue to grow, and its revenues are expected to reach RMB58.5 billion in 2012, representing a CAGR of 49.9% from 2004. The following table sets forth online advertising revenues and its estimated growth rate from 2004 to 2012:

	Year ended December 31,
										CAGR
	2004	2005	2006	2007	2008	2009E	2010E	2011E	2012E	2004 -2012E
	(RMB in billions)

Online advertising revenues in China	2.3	4.1	6.1	10.6	17.0	21.6	30.9	43.6	58.5	49.9%

Source: iResearch Inc.

There are a large number of small- and medium-sized enterprises, or SMEs, in China which offer a large base of potential online advertisers. The growing usage of the Internet for e-commerce activities among SMEs in China has led to and is expected to further drive a significant increase in their online advertising budgets. Many of them may consider the Internet as a more attractive medium for advertising than traditional television, print or outdoor media. According to a survey conducted by iResearch in 2009, online marketing accounted for 8.4% of the total marketing budget in China and is continuing to grow as a proportion of overall marketing expenses of advertisers in China.

Online Real Estate and Home Furnishing and Improvement Advertising and Listing in China

With the rapid increase in disposable income in China, the demand for real estate and home furnishing and improvement information has also increased significantly in recent years. Home buyers and renters in China are increasingly seeking real estate and home furnishing and improvement information on the Internet because it offers comprehensive and accessible content that is updated frequently and is easily searchable. Online advertising also represents a more cost effective method to advertise than traditional media and has the potential to reach a greater audience. According to iResearch, online advertising spending in China related to the real estate industry grew from approximately RMB174.2 million in 2004 to RMB972.9 million in 2008, representing a CAGR of 53.7% over the period. Real estate-related online advertising is one of the top three growing segments among the major industries identified below. From 2004 to 2008, the contribution of real estate online advertising spending among major industries increased from 10.9% to 13.3%. The following table sets forth online advertising spending by major industries in China for the periods indicated:

	Year ended December 31,
	2004	2005	2006	2007	2008
	(RMB in millions)

China online advertising spending by major industries
Real estate	174.2	457.5	538.2	720.2	972.9
Other major industries (1)	1,417.5	1,773.2	2,484.0	3,934.4	6,346.5
Total	1,591.7	2,230.7	3,022.2	4,654.6	7,319.3

Source: iResearch Inc.

(1)	Other major industries include IT products, transportation, network services, communication, consumer electronics, financial services, food and beverage, retail and services and apparel.

CHINA’S REAL ESTATE MARKET

Growth of the Primary Real Estate Industry in China

The primary real estate industry in China has grown rapidly in recent years. According to the National Bureau of Statistics of China, the total GFA of residential properties sold in China grew from 338.2 million sq.m. to 592.8 million sq.m. from 2004 to 2008, representing a CAGR of 15.1%. In 2008, however, the combination of the global financial crisis and government measures to restrain unsustainable growth and speculation in the PRC real estate industry, which were implemented prior to the global financial crisis, among other things, led to a downturn in the property sector in China. China’s real estate industry rebounded in early 2009 and, since then, many cities have experienced increases and fluctuations in real estate prices and transaction volumes. The following table sets forth the total GFA, the average selling price and total revenues for residential properties sold and total properties sold in China for the periods indicated:

	Year ended December 31,
						CAGR
	2004	2005	2006	2007	2008	2004 - 2008

Total GFA of residential properties sold (sq.m. in millions)	338.2	495.9	554.2	701.4	592.8	15.1%
Total GFA of properties sold (sq.m. in millions)	382.3	554.9	618.6	773.6	659.7	14.6
Average selling price of residential properties (RMB per sq.m.)	2,608	2,937	3,119	3,645	3,576	8.2
Average selling price of properties sold (RMB per sq.m.)	2,778	3,168	3,367	3,864	3,800	8.1
Total revenues of residential properties sold (RMB in billions)	1,036.0	1,456.4	1,728.8	2,556.6	2,119.6	19.6
Total revenues of properties sold (RMB in billions)	1,260.1	1,757.6	2,082.6	2,988.9	2,506.8	18.8%

Sources: 2009 China Statistical Yearbook and the National Bureau of Statistics of China

China’s Primary Real Estate Services Market

The primary real estate services market in China is competitive and fragmented, with market participants ranging from companies with national presence to local companies handling projects on an ad hoc basis. Due to its recent emergence and rapid growth, China does not yet have an efficient institutional infrastructure for the dissemination and exchange of information. In particular, there are limited sources of comprehensive and integrated information on China’s real estate market conveniently accessible by buyers, developers or other principal industry participants. Currently, most advertising in China is done through offline media such as television, newspapers and magazines. Real estate developers typically utilize several forms of media to publicize new developments. As online advertising is typically more cost-effective and tends to yield more measurable impact than traditional media, online advertising of new real estate developments has increased significantly in recent years. According to iResearch, online advertising has grown from 0.7% of the market share of advertising spending in China in 2002 to 8.4% in 2008 and is continuing to grow as a proportion of overall marketing expenses of advertisers in China, with many advertisers spending approximately 10% or more of their overall market expenses on online advertising in 2008.

Real estate developers may choose to list their properties on the Internet as a result of the high visitor traffic of real estate websites, which would ensure significant exposure of their property listings, or through solicitation by sales agents at the various real estate information websites. Real estate developers could typically opt for a combination of advertising and listing packages with which to promote their properties. These advertisements and listings may generate “leads” for a developer and may help direct more consumer traffic to the real estate developer’s website, as listings and advertisements can be linked directly to its website. Moreover, online advertising through real estate-focused Internet portals help real estate developers minimize the time lag between information collection and publication and help facilitate the timely update of information.

Prospective buyers in China are increasingly using the Internet for real estate search. As most real estate information websites typically provide special search functions that allow prospective buyers to tailor property search results based on their preferences for location, proximity to transportation, proximity to certain school districts, property size and price, online real estate listings on real estate information websites help prospective buyers direct their search toward properties which fit their specific criteria and allow them to learn about the properties prior to viewing them in person. This filtering process prevents prospective buyers from spending unnecessary time visiting properties that they would have decided not to visit had they had access to more comprehensive information about them.

Government Policies and Housing Reforms

Before the late 1980’s, real estate development in China was part of China’s centrally planned and controlled economy where the government provided housing for its population as part of its welfare system. In 1998, the state-allocated housing policy was abolished and people were encouraged to buy or rent their own homes at rates closer to prevailing market levels. As home ownership increased, the mortgage market also flourished. Fueled by policies that encourage individuals to purchase their own properties with mortgage financing, the PRC real estate market has experienced remarkable growth in the past decade. Since 2003, the PRC government has taken actions to cool down the real estate market in the following areas:

•	more rigorous administration of real estate loans;

•	measures to regulate and control the real estate development projects;

•	promulgation of relevant tax measures to discourage speculation in the real estate market; and

•	additional measures to discourage speculation on luxury residences.

China’s Secondary and Rental Property Markets

The secondary property market is at a relatively early stage of development compared to the primary market, due to the large number of new properties available and PRC governmental restrictions on resale of state-assigned properties, which account for a large but diminishing portion of total housing properties in China. The secondary property market is expected to grow quickly in the coming years as increasing numbers of high-quality properties in desirable locations become available, as buyers move into secondary properties being vacated by buyers of new properties, and as the proportion of state-assigned properties diminishes.

As both the new and secondary property markets continue to develop in China, we expect that the rental market will also become increasingly active. The rental price index published in the 2009 China Statistical Yearbook indicated a rental price increase of 1.4%, 2.6% and 1.4% in 2006, 2007 and 2008, respectively. Compared to the selling price index increase of 5.5%, 7.6% and 6.5% over the same period, the rental market prices has remained more stable. As urbanization-driven demand for housing in China continues, we believe the rental market is poised for growth.

Combining the effects of increasing competition among property developers, brokers and agents, along with the growing supply of secondary and rental properties in China, we anticipate the demand for online advertising, online listing and other Internet services to continue to grow in the foreseeable future.

Emergence of the Mortgage Lending Market

Since the introduction of housing reforms and related government policies encouraging private home ownership, China’s residential mortgage market has grown significantly. The availability of residential mortgages has supplemented prospective buyers’ ability to purchase residential real estate and fueled the development of the PRC real estate industry. According to the People’s Bank of China, the aggregate balance of outstanding mortgage loans for residential properties in China grew from RMB1,178 billion in 2003 to RMB2,980 billion in 2008, representing a CAGR of 20.4%. The availability of residential mortgages is expected to continue to contribute to an increasing proportion of urban residents owning private properties in the near future.

China’s Home Furnishing and Improvement Market

The home furnishing and improvement sector in China can be broadly divided into three categories: home improvement, which includes interior design and decoration, home furniture and home appliances. According to Datamonitor Inc., an independent information and market analysis company, the market value of the home improvement industry in China grew from RMB212.0 billion in 2004 to RMB357.6 billion in 2008, representing a CAGR of 14.0%. According to the 2005-2009 China Statistical Yearbooks, the per capita annual living expenditure of urban households for household facilities and services grew from RMB407 in 2004 to RMB692 in 2008, representing a CAGR of 14.2%. We believe this trend will continue, in line with the growth in per capita disposable income growth.

The home furnishing and improvement sector in China is flourishing largely as a result of a strong residential real estate market, the large number of unfurnished, newly constructed units, and a growing middle class that is seeking higher living standards. It is common in China for new residential properties to be delivered as unfinished, empty shells, and new home owners will subsequently fit out, decorate and furnish the units on their own. As a result, the home furnishing and improvement sector represents a large and growing market in China. We believe that the growing home furnishing and improvement market has created significant demand for home furnishing and improvement advertising services and that this demand is currently underserved by respective advertisers.

BUSINESS

OVERVIEW

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our website in 2009, according to a report issued in March 2010 by DCCI, an independent market research institution, commissioned by us. We are also a leading home furnishing and improvement website in terms of unique visitors according to research from CR-Nielsen, an independent market research firm, commissioned by us. According to a report issued in March 2010 by CR-Nielsen, our website, www.soufun.com, had a 46.3% market share of the online real estate advertising market in China in 2009 by estimated revenues. Through our website, we provide marketing, listing and other value-added services and products for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly website supports an active online community and network of users seeking information on, and other value-added services and products for, the real estate and home furnishing and improvement sectors in China. Our current and forthcoming service offerings include:

•	Marketing services: We offer marketing services on our website, mainly through advertisements, to real estate developers in the marketing phase of new property developments as well as to real estate agencies and other home furnishing and improvement vendors who wish to promote their products and services, including home furnishing and improvement products and services, furniture, electronics and other products. We also intend to integrate paid priority placement of customer links in keyword search results into our current search and search ranking services. The substantial majority of our revenues are derived from marketing services;

•	Listing services: We offer basic and special listing services. Basic listing services are mainly offered to real estate agents, brokers, property developers, property owners and managers and providers of home furnishing and improvement products and services, and allow them to post information on properties, home furnishing and improvement and other related products and services on our website. Special listings consist of a customized marketing program primarily involving the coordination and promotion of offline themed events; and

•	Other value-added services and products: We offer subscription-based access to our information database, research reports and “total web solution” services, which integrate our customers’ services and products into our website, and also include website design services.

We have built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on our portal that forms the foundation of our service offerings. We currently maintain 63 offices to focus on local market needs. As of June 30, 2010, our website and database contained:

•	over 139,000 listings for new residential property complexes, approximately eight million listings of secondary and rental properties, as well as over 140,000 listings of commercial properties for sale and lease;

•	over 8,000 brands and one million listings from home furnishing and improvement vendors across China; and

•	content coverage of real estate-related content, search services, marketing and listing coverage of 106 cities in China.

Our user base has also attracted numerous customers, which include real estate developers, real estate agents and brokers, property owners, property managers, mortgage brokers, lenders and suppliers of home furnishing and improvement products and services. According to a report issued in March 2010 by DCCI, we obtained advertisements from 60.0% of online real estate advertisers among real estate information services websites in China in 2009. Our diverse offerings and broad geographic coverage have resulted in an active and dynamic online community that provides an effective and targeted channel for advertisers to market their products and services, and serves as a centralized source of information, products and services for consumers interested in the real estate and home furnishing and improvement markets.

In 2007, 2008, 2009 and the six months ended June 30, 2010, we had revenues of US$57.9 million, US$104.1 million, US$127.0 million and US$68.2 million, respectively. During the same periods, our net income attributable to our shareholders was US$12.2 million, US$23.4 million, US$52.7 million and US$5.3 million, respectively. Marketing, listing and other value-added services and products accounted for 80.6%, 13.8% and 5.6%, respectively, of our revenues in 2009 and 66.9%, 20.5% and 12.6%, respectively, of our revenues in the six months ended June 30, 2010. According to CR-Nielsen, in 2008 and 2009, our website, www.soufun.com, received a weekly average of over 8.2 million and 9.8 million unique visitors, respectively, and generated a weekly average of over 12.0 million and 12.3 million website visits, respectively.

OUR STRENGTHS

We believe we have the following strengths, which have enabled us to become a leading real estate and home furnishing and improvement Internet portal in China:

Leading market position and national brand name with powerful network effects

We were a pioneer in the early stages of China’s rapidly growing real estate and home furnishing and improvement market, and believe we have developed into one of the largest Internet portals for real estate and home furnishing and improvement listings and information in China. We believe our early and focused development of the SouFun and “ ” brand names, which mean “home search” in Chinese, has contributed to our steadily increasing market share in China. According to a report issued in March 2010 by DCCI, we obtained advertisements from 60.0% of online real estate advertisers among real estate information services websites in China in 2009. Strong market awareness of our brand has also attracted more traffic to our website, allowing us to charge higher service fees and recruit quality employees.

We used our early mover advantage to attract the largest number of visitors and page views of any China-based, property-focused web portal through the depth and breadth of content available on our website. By dedicating resources to the expansion and maintenance of our information database and geographic coverage, we provide content that is relevant and targeted, thereby attracting a large base of users and subscribers. This in turn has made us more attractive and valuable to advertisers, property developers and other industry participants, which continues to enhance the content of our website, thereby attracting even more consumers and users. This results in an online ecosystem that has become more valuable and appealing to all our customers. We believe this positive reinforcing network and feedback effect has made us more attractive to advertisers, property developers and other industry participants, reinforced our brand and leading position, and led to more users and customers turning to our website as their primary destination for real estate and home-related information in China.

Broad geographic coverage with local market expertise and highly scalable business model

We believe we have one of the broadest geographic coverages compared to other providers in the real estate and home furnishing and improvement Internet industry in China and are able to rapidly expand into new geographic areas. As of June 30, 2010, our website provided real estate-related content, search services, marketing and listing coverage of 106 cities in China, supported by our on-the-ground personnel in 63 offices. Our strong local presence enables us to collect valuable current data and information, localize content to increase relevance for users and effectiveness for our advertisers and listing customers, tailor our sales efforts and marketing and listing services to local conditions, and provide close after-sales support and services. We believe our ability to deliver consistent and high-quality services to customers in these local markets further enhances our leading market position.

In addition, we believe our integrated Internet and technology platform enables us to expand our operations quickly and cost-effectively. Historically, we have entered into new geographic markets by establishing a strong presence with our new home business and with our specialized and experienced team of sales and technical personnel. Building upon the success of the new home business, we progressively expand our offerings by launching our secondary and rental property, home furnishing and improvement and research businesses. Such phased expansion enables us to leverage existing market presence, brand awareness, use of local in-house sales teams and the customer base established by our existing services to enhance our competitiveness in the new market. We believe the scalability of our business model can effectively improve capital efficiency, serve to control incremental costs and further expand our operations into additional cities in China.

Extensive customer relationships and strategic partnerships in China

Since commencing operations in 1999, we have cultivated long-term relationships with many of the leading real estate developers, real estate agents, property managers, mortgage brokers, home furnishing and improvement products suppliers, governmental agencies and academic institutions in China. We are a valuable resource for our customers, enabling them to effectively target and reach real estate and home furnishing and improvement consumers across China through our high user traffic, broad geographical reach and customized promotional services. During 2009, all of the top 10 real estate developers in China, as ranked by the China Real Estate Top 10 Research team, and large real estate agencies, including Centaline Property Agency Limited and Midland Realty, entered into contracts with us for marketing services or listing services. These customers, in the aggregate, accounted for less than 10% of our total revenues in 2009. All of these real estate developers and real estate agencies have been our customers for more than four years. We also maintain strong relationships with top academic and research institutions involved in China’s real estate and home furnishing and improvement industries in China and collaborate with leading industry associations to develop industry standards. We believe these relationships contribute to our reputation and have been fundamental to the development of our leading market position.

Robust technology platform with focus on user experience

We have designed an intuitive and easy-to-use web-based user interface that clearly presents our product and service categories to users. By combining proprietary in-house and third-party technologies, we have implemented a technology infrastructure that is reliable and scalable and allows us to handle high levels of data flow. Our search platform is designed to facilitate the provision of targeted, accurate and rapid search results, and our user-friendly website design, content menus and search functions contribute to the overall popularity of our site. Our intuitive interface and search options give users fast and easy access to targeted searches from our extensive range of real estate and home furnishing and improvement content and information, including in-depth and up-to-date information on specific real estate development projects, macroeconomic, demographic and industry-specific research, statistics and news. We believe the positive user experience has contributed to our leading market position and is evidenced by the growing number of visitors to our website and the continued use of our website for advertisements and listings by key industry participants.

Our database enables developers and other industry participants to search, retrieve and compile valuable data on local and regional market trends. We believe our 11 years of experience in the provision of database information and the significant amount of time, resources and expertise required to develop and maintain a comprehensive and up-to-date research database have attracted a range of leading industry participants as customers and are effective barriers to entry for potential competitors.

Experienced management team with extensive industry knowledge and proven track record

Our senior management team has an average of over eight years of experience in the Internet and real estate sectors in China and abroad, which has helped us to address the needs of our customers and users and effectively monetize our web traffic through various product and service offerings. The experience and entrepreneurial approach of our management team have contributed to our strong financial and operational track record, the ability to address the rapidly changing opportunities for online services in the PRC real estate and home furnishing and improvement market and our capacity to expand into new revenue-generating markets in an organized, systematic and disciplined manner. Our senior management’s extensive knowledge and experience providing online services to the PRC real estate industry have also helped them to cultivate strong relationships with industry leaders, governmental agencies, academic institutions and other industry participants, which we believe will contribute to our future growth.

OUR STRATEGIES

We intend to continue building an online destination that appeals to a wide variety of consumers and provides a comprehensive and in-depth source of real estate, home furnishing and improvement information and other value-added services and products. We intend to further consolidate our position as a leading real estate and home furnishing and improvement Internet portal in China by strengthening our customer relationships and expanding our service platform and geographic reach. To achieve this goal, we will pursue the following strategies:

Strengthen relationships with customers through premium, customized services

We plan to further strengthen our relationships with existing customers by focusing on customized service packages that address targeted, specialized needs. By providing new value-added services and products and ensuring high levels of customer service, we intend to increase customer retention and improve loyalty among our core group of users. In particular, we intend to collaborate more closely with customers to provide customized service packages that leverage our extensive online content, local market expertise and broad geographical coverage. We believe that providing customized value-added services and products will enable us to maintain premium pricing and increase gross margins. As we expand our business across all major product lines, particularly our home furnishing and improvement business, we believe we can assist our customers to reach targeted consumers in China’s growing and diverse localized real estate markets. In addition, as new residential properties in China are typically delivered as unfurnished units, we believe there is significant demand for a comprehensive and centralized platform that connects new home buyers and consumers with providers of a broad range of furnishing and improvement products and services. As we continue expanding our proprietary database, we will analyze user search statistics and other website metrics to update and optimize content for users, as well as provide advertisers, developers and suppliers with data and statistics to better target users on our website. We will also expand our sales force to provide focused, informed and tailored customer service to key customers.

Strategically phase in service offerings in our existing network of cities

We believe that introducing the full range of services we offer in the local markets we already serve helps strengthen our reputation and solidify our market share within developing cities. As of June 30, 2010, our website provided real estate-related content, search services, marketing and listing coverage of 106 cities across China. We typically expand our services into cities by offering marketing and listing services related to new residential property developments. Once we establish coverage of a city as well as regional support through one of our local offices, we become well-positioned to monitor the local real estate and home furnishing and improvement markets. This enables us to optimize phased roll-out of our full suite of services on a city-by-city basis, including marketing, listing and other value-added services and products for first, secondary and rental properties and then for home improvement and furnishings. The timing and location of the phase-in will be based on market conditions, the growth levels of the real estate industries in those cities and demand from our customers and users. While we believe our existing cities will continue to be the focus of our operations and development strategy in the near future, we also plan to expand our local presence through the establishment of additional local offices, which will allow us to increase our reach and interact directly with local advertisers and members of each local real estate community. As China’s economy and urban population continue to grow, we will also continually identify and evaluate potential new cities for expansion through our phase-in approach.

Leverage our user base to introduce and monetize additional product offerings

As our user community grows, we intend to focus on achieving additional sources of revenues by offering new services made possible through access to the largest community of Internet users seeking information on the real estate and home furnishing and improvement markets in China. We believe our growing user base and our prominent reputation will enable us to attract more national brand-name companies and advertising agencies focused on the real estate and home furnishing and improvement industries in China. We also plan to explore opportunities to grow our services horizontally by expanding our marketing and listing services for office and warehouse property listings. We also intend to vertically grow our business by strengthening our Internet value-added services and products. In markets such as Beijing, Shanghai and Shenzhen that are already strong sources of our marketing and listing service revenues, we intend to pursue these strategies as a means of broadening our overall customer base and expanding our sources of revenues. We believe these initiatives will help us attract more customers and capture a higher proportion of their overall marketing or listing budget. We also believe that there are strong network effects from offering additional products and services as they attract additional visitors to our Internet portal, which in turn attracts more industry participants and continues to enhance our content.

Continue to enhance our technology platform and user interface to strengthen user experience

In order to respond to the large increase in visitors to our website, we believe it is important to continue to expand and upgrade our IT systems by expanding our website’s functionality, ease of use and reliability. We will continue to invest resources in technology and product development to improve our systems and the features on our website and to enhance user experience. Potential new features and services we plan to introduce include improved listing features, website functions and the continuously improving functionality of our community-oriented services, such as online discussions and user-generated content, and our SouFun membership program. By enhancing the user and community experience, increasing the breadth and depth of our content and enabling the active participation of industry players in a wide range of real estate and home furnishing and improvement businesses, we believe we will attract new users and customers to our Internet portal as well as increase the loyalty to and effectiveness of our website in retaining our existing user community.

Selectively pursue strategic alliances and acquisitions

We will also continue to pursue strategic alliances with market leaders to broaden our customer base and product and service offerings. We believe there are opportunities to further cooperate with other Internet companies, including search engines and community websites, which have broader user bases and could benefit from our extensive content and focused user community. We may from time to time consider the strategic acquisition of assets, technologies and businesses that we consider complementary to our business. We believe strategic alliances will enable us to improve our product offerings and extend our reach, while our ability to grow organically and through selective acquisitions will allow us to maintain a maximum degree of flexibility and enhance our ability to respond to changing market conditions, technological advances and consumer preferences.

OUR SERVICES

We provide (i) marketing services, (ii) listing services and (iii) other value-added services and products to participants in the PRC real estate and home furnishing and improvement sectors primarily through our website.

Marketing Services

We target our marketing services toward participants in China’s real estate and home furnishing and improvement sectors. Marketing is our most important business and represented 80.4%, 82.8%, 80.6% and 66.9% of our revenues in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively. Our marketing services are delivered through our website and include traditional Internet advertisements such as banners, links, logos and floating signs, as well as featured promotions, which are specially-tailored packages of traditional online advertising tools, such as Internet advertisements combined with our other services. Customers of our marketing services include participants in the real estate market and providers of a broad range of real estate and home furnishing and improvement services in China, such as:

•	real estate developers;

•	real estate professionals, such as agents and brokers;

•	retailers and other suppliers of home furnishing and improvement products and services;

•	home design, decoration and re-modeling companies; and

•	banks offering residential mortgage loan products.

A typical advertising campaign includes simple banner advertisements using the customer’s graphics and logos with the fee based primarily on the location of the banner on our website, the geographical market, the number of web pages containing the banner and the length of time that the banner remains on the website. A more complex advertising campaign may employ a wider array of website advertising tools, such as the addition of floating signs, deeper penetration of the website through placements in multiple sections based upon the relevance of the sections to the customer’s products and services, advertising design and campaign consultation and more complex graphics. Individual advertising campaigns typically last from several days to more than one year, but may be extended for longer periods to meet customer requirements.

We also plan to launch paid search and search ranking services through our advanced search engine. Currently, users can access the search engine on our website to help them search our website to find properties or home furnishing or improvement products and services of interest through keyword searches and category listings in the search page of our website. This search engine is complemented by a browsing function which facilitates easy review of information on available properties to help facilitate the search process for users. Upon launch of our paid search and search ranking services, our customers, including real property developers, brokers, agents as well as home furnishing and improvement product and service providers will be able to bid for priority placement of their links in keyword search results.

We also combine these traditional online advertising tools with our other services to create featured promotion packages for our customers. Using the inherent flexibility of website advertising, we create customized marketing and promotional packages customized with additional features at the request of our customers to meet the different needs of various customers operating in diverse geographic markets in China. Additional revenues could often be generated by adding features without incurring significant additional costs. Marketing services have been and will continue to be a growth area for us, as we believe that participants in China’s real estate and home furnishing and improvement sectors are increasingly looking to the Internet as an additional vehicle through which to attract customers.

We generally enter into two main types of marketing contracts with our customers. The first type is a framework contract with payment due on a monthly basis. The second type is a general contract in which payment must be made on either a quarterly or semi-annual basis or with 50% of the contract amount payable within seven days of the date of entry into the contract and the remainder payable within seven days of the expiration of the contract. We typically offer discounts to our largest customers based primarily on the monetary value of their marketing contracts with us. Such discounts are agreed with our customers at the time of entry into marketing contracts in accordance with guidelines established by our management on an annual basis for each geographic market based on the package of features and services requested, the duration of the marketing campaign, as well as our overall marketing relationship with each such customer. Our marketing contracts are typically one year in duration. Some of our marketing customers may enter into multiple contracts with us during the course of a year for different property developments.

Listing Services

Our listing services include basic listing services and special listing services. In 2007, 2008, 2009 and the six months ended June 30, 2010, our listing services generated 17.1%, 15.4%, 13.8% and 20.5% of our revenues, respectively. Since 2005, we have also expanded our listings to the home furnishing and improvement sector, enabling suppliers of home furnishing and improvement products and services to participate in special listing programs tailored to their needs, and developing a basic listing database that allows visitors of our website to search for such product suppliers and service providers in China’s home furnishing and improvement sector.

Basic Listing Services.  Basic listing services, which are offered to agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new and secondary properties, generated approximately 49.8%, 53.5%, 65.6% and 76.0% of our listing service revenues in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively.

Property developers, owners, agents, brokers, managers and suppliers of home furnishing and improvement products and services subscribe to our basic listing services. Their subscription fees entitle them to posting multiple listings for properties or home furnishing and improvement products and services over the subscription period. The subscription fees are generally fixed and vary from city to city. For example, subscribers in Beijing are generally permitted to post up to 60 individual listings per day for 30 days. These listings may be refreshed or replaced with new listings up to 1,800 times per month. At the time of entering into subscription contracts, we also offer discounts to certain subscribers based on factors such as the total number of listings purchased, the contract amount and our overall relationship with the subscriber, according to guidelines established by our management annually for each geographical market. In certain circumstances, we may adjust our standard discounts based on our overall relationship with such subscriber. We and our customers agree to any applicable discount at the time of entry into online listing subscription contracts.

Our basic listing subscription contracts are typically one to three months in duration and are renewable upon expiration upon mutual agreement of the parties. We typically collect payments for subscriptions for our basic listing services upon the signing of a subscription contract. The remainder of the contract is payable in installments every three months until the end of the contract term. Some of our basic listing customers may enter into contracts with us for multiple online listing subscription accounts during the course of a year.

We provide subscribers with a simple software program to assist them to complete and submit their listing information in a standardized format. Information submitted by basic listing subscribers is uploaded to our website by our staff. Alternatively, subscribers may also provide a link to the listings covered by the subscription contract and located on their own website or database.

Once a listing has been uploaded to our website, it can be viewed for free by visitors to our website. All visitors to our website have access to listing information free of charge, 24-hours a day. For online listings submitted by agents or brokers, their names or the names of their companies will appear as links that allow visitors to click through to additional listings promoted by the same agents or brokers. This overall structure, with some variations, applies to basic listings for new, secondary and rental properties as well as home furnishing and improvement products and services.

Individual property owners may also list their own properties for sale or rent on our property listing sections without charge. Such free listings do not enjoy prime positioning and are strictly limited to individual, non-real estate professional home owners. To help prevent real estate professionals from abusing the individual property owner basic listing service, we have created a customer hotline for our users to report any abuse.

In late 2008, we began to offer free trials of our basic listing services. These free trials allow users to preview our basic listing services and gain exposure to our high user traffic. While there is no time restriction on our free trials, we believe there are significant incentives for free trial users to upgrade their free trial accounts to paid subscriptions for our basic listing services. For example, because listings posted through free trial accounts are featured in less prominent positions and rankings than those of subscribers, we believe free trial users are incentivized to upgrade to a subscription package in order to ensure maximum exposure for their listings. As of December 31, 2007, 2008 and 2009 and June 30, 2010, we had 28,742, 50,549, 89,826 and 116,377 paid online listing subscription accounts through which our basic listing customers could post property listings. As of December 31, 2008 and 2009 and June 30, 2010, we had 78,225, 384,553 and 652,401 free online listing subscription accounts through which basic listing trial account users could post property listings.

Our basic listing service helps us build our comprehensive database of information regarding new, secondary and rental properties as well as home furnishing and improvement products and services in major urban centers across China. The increasing amount of our basic listings results in increased user traffic on our website, which we believe can be leveraged to yield more advertising and special listing customers and higher marketing and special listing fees from our institutional customers.

We update the listing data on our website on a daily basis through our proprietary content management process and software. This proprietary content management process is monitored by our listing monitoring team and allows agents, brokers, property developers, property owners and managers and others to submit new, secondary and rental property listing information in a specific format. During the course of periodic checks and verifications of listing information by our listing monitoring team, our team may encounter false listing information, including, among others, listings in which (i) a real estate agent or broker poses as an individual property owner in order to take advantage of free basic listing services offered to such property owners, and (ii) real estate agents or brokers post false listings of properties for sale or rent, false information on the sale or rental price of a property and duplicate listings of a same property. While we are unable to verify all information posted on our website, to help us identify and limit unreliable data, our listing monitoring team, with the assistance of our proprietary software program, periodically checks all listing information uploaded to our website to search for common anomalies in posted information. We motivate our listing monitoring team to locate and rectify false listing information by offering bonuses to team members who are able to identify the most false listing information. To encourage proper handling of false listing information by our listing monitoring team, and to reward our listing monitoring team members on a merit basis, we also maintain a point system in which we assign bonus points to staff for rectifying false listing information within 24 hours and penalty points for each instance in which misconduct in posting false listing information is not identified and handled on a timely basis. Once we discover false information in a listing, we liaise with the real estate agent or broker to rectify the listing immediately. If such listing information is not revised on a timely basis, we will move it into a database that cannot be accessed by our users.

Special Listing Services.  Special listing services are a specialized form of marketing program or event provided primarily to property developers marketing new property developments. Special listing services represented approximately 50.2%, 46.5%, 34.4% and 24.0% of our listing service revenues in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively.

Through collaboration among our research, product development and sales personnel, we identify property developments with similar attributes and create a plan for collectively promoting such property developments in a “special listing,” typically in the form of an offline event. Once we determine a theme for a special listing program and identify suitable property developments for the program, our marketing and sales staff directly contact the targeted developers to solicit their participation in the special listing program. Each participating project developer pays a specified fee to list its development in our special listing section for the duration of the program, which generally ranges from three months to one year. Some examples of our special listings include events and promotions for the top 100 PRC property developers and the China Villa Festival. We organized and hosted, both online and offline, six consecutive China Villa Festivals from 2004 to 2009, which is an annual event that attracts media and real estate professionals, economists and industry academics. This special listing event was coupled with a marketing program which promoted and advertised various villa projects across 100 cities in China. We believe growth in new property developments will continue in order to meet the needs of China’s growing and increasingly affluent urban population, providing a steady market for this type of listing service.

Other Value-added Services and Products

In addition to marketing and listing services, we also provide other value-added services and products, including online content subscriptions, research and “total web solution”

services. Other value-added services and products represented 2.5%, 1.8%, 5.6% and 12.6% of our revenues in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively.

Online Content Subscription and Research Services.  We utilize our extensive PRC real estate database and research capabilities to provide online content relating to the real estate sector through our website. We categorize our online content subscription and research services into four key areas: real estate database access, research services, real estate industry and company-specific research reports and home furnishing and improvement-related research. Our customers include PRC real estate enterprises as well as government entities. Our research group, China Index Academy, combines our research department resources with an advisory panel of leading real estate experts and industry professionals. The advisory panel provides strategic research guidance, identifies key issues facing the PRC real estate market and acts as an advisory board to the China Index Academy and us.

We provide online content subscription services on either a flat-fee subscription basis for database access or a per-project basis for our research services. We charge subscription fees based on the number of databases that the subscriber would like to access.

“Total Web Solution” Services.  “Total web solution” services include assistance integrating customer’s services and products into our websites as well as website design services. Customers interested in targeting consumers in the real estate and home furnishing and improvement sectors often request our assistance with website management, establishing website traffic tracking tools and electronic bulletin board services, a type of online information service that offers a shared environment where visitors to the website can leave messages, retrieve messages, engage in online discussions and exchange information with other visitors. We believe our total web solution services enable us to enhance our relationship with our customers, by providing an additional avenue through which we can cross-sell other services, such as marketing and special listing services. We believe our total web solution services also serve as an effective tool to educate and train our customers in marketing strategies. Such training is particularly important for smaller cities where local Internet penetration and sophistication may be lower than the larger and more developed cities in China.

Beginning in 2009, we also began providing marketing services to home furnishing and improvement vendors in exchange for prepaid cards issued by such vendors due to the financial crisis’ impact on the ability of our customers to pay for our services. The prepaid cards contain monetary value in denominations varying from RMB20 to RMB2,000 that can only be used to purchase certain products from the vendors’ specified stores and are not redeemable for cash. We sell the prepaid cards, typically at a discount to their stated monetary value, to external parties. As of December 31, 2009 and June 30, 2010, we held 61,681 and 159,164 prepaid cards, respectively, with a face value of US$6.3 million and US$11.7 million, respectively, which will expire between April 2010 and March 2011. We discontinued the acceptance of prepaid cards in exchange for our marketing services in July 2010. We expect to sell all the remaining prepaid cards by the end of 2010.

OUR WEBSITE

Our website, www.soufun.com, is a leading real estate and home furnishing and improvement Internet portal in China in terms of:

•	Visitor traffic: According to CR-Nielsen, our website received a weekly average of over 8.2 million and 9.8 million unique visitors in 2008 and 2009, respectively;

•	Page views: According to DCCI, our website generated over 14.7 billion total page views in 2009;

•	Market share: According to CR-Nielsen, our website obtained a 46.3% market share of the online real estate advertising market in China in 2009 in terms of estimated real estate-related online advertising revenues; and

•	Members: As of June 30, 2010, we had over 17.6 million registered members of our website and had 3.0 million registered members of our SouFun membership card.

As of June 30, 2010, our website contained links to our local websites covering 106 cities across China, as well as Hong Kong, Taiwan, Singapore and Vancouver, Canada. Our website also contains links to other specialized real estate and home furnishing and improvement websites, including www.jiatx.com.

Our primary interface with users is our website. We believe user satisfaction ultimately rests on the appeal, attraction and functionality of our website. Our Internet technology and sales and marketing teams spend considerable time and resources upgrading and enhancing our website based on market trends and feedback from users and our marketing and listing customers. We distinguish ourselves from other real estate- and home furnishing and improvement-focused websites through the quality and breadth of our real estate and home furnishing and improvement content. We also maintain a centralized customer service hotline and e-mail report forms through which users can obtain assistance or otherwise contact us.

Our website covers a wide spectrum of PRC real estate and home furnishing and improvement information and constitutes the foundation and gateway for our primary business activities. Our content, which is generally free to our website visitors, is designed to assist visitors with each step of the real estate and home furnishing and improvement transaction process. We believe providing a central forum of reliable information regarding China’s real estate and home furnishing and improvement market is helpful to participants in the real estate and home furnishing and improvement transaction process. Our extensive home-related content and information is organized into the following sections and categories on our website, which are intended to address the individual needs of our users.

Online Property Listings and Search Engines for New Home and Secondary and Rental Properties

Our website contains databases for new home, secondary and rental properties, and provides search engines on such properties in our databases.

As of June 30, 2010, our website and database contained over 139,000 listings for new residential property complexes (each of which typically contains dozens or hundreds of individual units), approximately eight million listings of secondary and rental properties as well as over 140,000 listings of commercial properties for sale and lease, including leases for office and retail space as well as properties for warehouse and storage. With our on-the-ground capabilities in 63 offices in China, we devote significant resources to collect first-hand real estate market intelligence and listing information in such markets and to update such information on a regular basis. Our user-friendly search engines and website interfaces allow users to tailor their searches to specific types of properties by using search criteria. Users seeking information on properties in specific geographic locations can narrow their searches to a specific city and often to specific districts or areas in the vicinity of a particular subway line within that city by using pull-down menus. Users can further refine their searches using selection criteria, including price range, type of property, number of rooms and size. After selecting search parameters, visitors are directed to a page listing available properties as well as basic information about each individual property, including location, price, number of rooms and the source of the listing.

Information on Home Furnishing and Improvement Products and Services

Our website contains information regarding design firms, contractors, do-it-yourself projects, building materials and a wide range of products and services relevant to home decoration and re-modeling, furniture and other home furnishing and services. We provide an efficient platform for companies in the home furnishing and improvement sector, which are usually small in size, to promote their brands and establish their presence on the Internet. We also provide search tools enabling visitors to search for specific businesses by area of expertise, product or service category. For example, a visitor interested in searching for suppliers and installers of window products in Beijing can use our pull-down search tools to focus their search for businesses providing such products and services.

Other pull-down menus allow visitors to view numerous design concepts, model interior decoration plans or other home improvement ideas. After selecting search parameters, visitors are directed to a page listing applicable home furnishing and improvement products and services as well as basic information about each home furnishing and improvement product or service, including price, product and service information and the source of the information. Much of the content, pictures and graphics are provided by other users of the website, which allows people interested in home decoration and furnishing to share ideas and information online. For example, by clicking on the “children’s room” menu, visitors are able to view a wide variety of relevant pictures and plans for design and furnishing. Visitors can also use this section to find and compare the work and experience of architects and interior designers.

To serve the increasing demand for home furnishing and improvement information, we have established www.jiatx.com, a website which specializes in home furnishing and improvement services. As of June 30, 2010, it covered eight cities including Beijing, Shanghai, Guangzhou and Dalian. This website offers users listings of home products, furnishings, home appliances and other home building materials, and also provides a platform for our users to rate and share opinions relating to the products or services in the listing.

Real Estate Database and Information

Supported by our research group, China Index Academy, our website provides an extensive database for visitors to search real estate information, as well as general research reports regarding the PRC real estate industry at both the national and regional levels.

The research section of our website provides relevant real estate research coverage of different topics within the PRC real estate industry. For example, our research database contains 10 specific databases with information on topics such as real estate projects, land information, real estate financing information, real estate-related laws and regulations and real estate public company information. Our databases are also organized into categories, such as commercial properties, residential properties, villa-style homes, apartments, new homes, secondary properties, rental properties or home furnishing and improvement information.

We believe our research section serves to raise our profile as experts on the PRC real estate industry. The combination of university professors specializing in research on the PRC real estate industry, leading developers with their practical market experience and relevant PRC government researchers that serve on the advisory panel to the research section of our website, together with the support of our research group, results in a collective body of knowledge that we believe is well-known in the PRC real estate industry.

Online Residential Communities

We offer online residential community services through our website, www.soufun.com. Such online residential community services provide a forum for visitors to share personal views, anecdotes and other information regarding different aspects of the PRC real estate market, specific property developments and residential communities and other subjects. They also provide a platform for conducting real estate and home furnishing and improvement transactions online. In addition, our SouFun microblog services provide a new online platform for real estate industry participants, experts, journalists and consumers interested in the PRC real estate industry to communicate and share ideas. We believe our electronic bulletin board fora, SouFun blogs and other online community-oriented services are valuable means for enhancing loyalty and brand awareness among visitors to our website by creating virtual communities of users sharing a common interest in PRC real estate and home furnishing and improvement topics. In addition to using such fora to increase website traffic, we are also exploring ways to generate new revenue streams from our online fora and community-oriented services.

OUR NATIONAL COVERAGE

As of June 30, 2010, we provide real estate-related content, search services, marketing and listing coverage of 106 cities across China and have on-the-ground personnel located in 63 offices across China. We believe this extensive nationwide coverage enhances our national brand image, and enables us to deliver consistent and quality marketing and listing services to customers. The real estate industry is inherently a local industry, and online marketing and online listing services targeted at the real estate industry are most effective when delivered by personnel familiar with and experienced in the relevant local markets. Our local personnel also provide our central office staff with valuable data regarding these local real estate markets, which contributes to our knowledge and expertise about real estate markets throughout China. In addition, our network of branch offices helps us to tailor our marketing and listing services to local conditions and the needs of local property developers and real estate professionals, and to provide close after-sale support and services.

We have established a strong presence in 11 major cities, including Beijing and Shanghai, which are our level 1 cities, and Shenzhen, Guangzhou, Chongqing, Tianjin, Hangzhou, Wuhan, Chengdu, Suzhou and Nanjing, which are our level 2 cities. We entered these cities in the early stages of our development, and these cities have contributed and are expected to continue to contribute a majority of our revenues in the near future. In most of these cities, we offer our full line of services and target a full range of customers, including new home developers, agents, brokers, property managers and suppliers of home furnishing and improvement products and services. We currently have on-the-ground personnel covering new home, secondary and rental properties and home furnishing and improvement in 39 cities across China, and plan to expand our full suite of services to our remaining 67 cities where we currently offer primarily real estate and home furnishing and improvement content coverage through our localized website portals.

As a result of our expansion in the past several years, we cover most provincial capitals and important cities in China and have further solidified our position as a leading real estate Internet portal and home furnishing and improvement website in China by providing nationwide coverage of real estate listings in China. We also offer limited listing and other information relating to the real estate markets in Hong Kong, Taiwan, Singapore and Vancouver, Canada, but these markets do not constitute a material part of our business. The following map sets forth the cities we covered in mainland China as of June 30, 2010:

As part of our growth strategy, we also intend to expand our coverage areas to include additional cities across China. The expansion will focus on cities with populations of over one million, strong potential for GDP growth and housing development, high attractiveness for real estate and home furnishing and improvement investment, as measured by the scale of property development, and stable Internet infrastructure. We believe this expansion could further solidify our reputation as one of China’s leading real estate and home furnishing and improvement Internet companies, as well as provide us with new markets for our marketing, listing and other value-added services and products.

BRAND AWARENESS AND MARKETING

We believe our comprehensive listing database has made SouFun a leading destination website for real estate participants in China. In addition, we seek to promote the SouFun brand through our directed selling efforts and other means, including our support for research, academic organizations and the publication of various research reports, event sponsorships, portal collaboration arrangements and marketing alliances. As a result, we believe the SouFun brand has become commonly associated with China’s growing real estate and home furnishing and improvement sectors.

Real Estate Research and Reports

We believe our knowledge of China’s real estate and home furnishing and improvement sectors provides a valuable competitive advantage and helps promote our brand name in the PRC real estate and furnishing and improvement market. The attractiveness of our marketing and listing services is rooted in our ability to commercialize various aspects of our databases and industry knowledge to create new and innovative services for our marketing and listing customers. To maintain and extend our leading position in this area, we attempt to recruit and retain people knowledgeable about China’s real estate and home furnishing and improvement sectors through a variety of incentive measures, including share-based compensation plans. As of June 30, 2010, we had approximately 180 professionals in our real estate research department, many of whom hold masters or doctoral degrees, with some directly related to the academic study of the PRC real estate industry. Members of our research department produce research reports and provide other information services that help promote our reputation as an informed participant in China’s real estate and home furnishing and improvement sectors.

Event Sponsorships

Maintaining and improving our industry reputation is important to our continued success. We regularly sponsor real estate and home furnishing and improvement events attended by industry participants. For example, in March 2010, we hosted our seventh annual conference in Beijing to announce the “Top 100 Property Developers in China” together with the Enterprise Economic Research Institute of the Development Research Center of the PRC State Council and the Institute of Real Estate Studies of Tsinghua University, two of China’s leading research institutions. Many PRC real estate developers and government agencies involved in the PRC real estate sector attended this conference. The event also attracted broad media attention and interest from the public in each of the past six years that we held the event. In addition, we co-sponsored the sixth Hong Kong China Real Property Week in November 2009, which provided a platform for the PRC real estate industry to communicate with the investors and participants in the international markets.

Portal Collaboration Arrangements

In our early years, we relied heavily on portal collaboration arrangements with Chinese-language Internet portals to drive visitors to our website. Although our brand recognition and reputation among PRC real estate consumers have now achieved such a level that most visitors reach our website directly, we continue to work with well-known Internet portals to drive additional users to our website. Our portal collaboration arrangements typically have terms ranging from one to three years, with fees paid to our portal collaboration partners in installments every three months.

We currently have portal collaboration arrangements with some of China’s larger Chinese-language portals to generate user traffic to our website.

Advertising and Marketing

We also conduct general marketing and advertising activities to promote awareness of the SouFun brand. For example, we participated in the 2009 China Real Estate Fair in November 2009. This real estate fair was approved by MOFCOM and supported by the Ministry of State Land and Resources, and over 400 real estate developers participated in the event. We have also used outdoor advertisements in the Beijing Capital International Airport, bus bulletin boards and subway stations. In addition, in July 2008, we launched our SouFun membership card program in over 30 major cities in China. The holders of our SouFun membership card are entitled to discounts from selected property developers and home furnishing and improvement brands and can earn bonus points when buying real estate and home furnishing and improvement products with the card. As of June 30, 2010, we had approximately 3.0 million registered SouFun membership card holders.

ARRANGEMENTS TO PROMOTE FUTURE EXCLUSIVE MARKETING AND LISTING BUSINESS

Occasionally, our marketing or listing customers may request that we provide commitment deposits or earnest money to them in exchange for being appointed as their exclusive online marketing or listing service provider. Recently, we have observed instances in China where real estate sales agents provided commitment deposits to property developers in order to secure a role as the exclusive sales agent for specific projects of the property developers. We have occasionally provided commitment deposits to selected customers after careful evaluation. We typically consider only direct requests from customers for such commitment deposits based on an evaluation of the following criteria: (i) the potential scope and amount of the marketing or listing contract; (ii) whether exclusive rights will be granted and the duration of such exclusive rights; (iii) the financial strength of the customer and viability of the target property projects at the time of our entry into the commitment deposit arrangement in order to assess the customer’s ability to pay for our marketing or listing service contracts and the risk of non-repayment of our commitment deposit amount at maturity; and (iv) our historical relationship with the customer. We may enter into commitment deposit arrangements directly with property developers, or with their third-party sales agents to the extent such third party sales agents have the authority to grant us exclusive rights for the provision of online marketing or listing services on behalf of the property developers, on the condition that they actually retain us as such exclusive online marketing or listing service provider and agree to pay us fees in accordance with their respective marketing or listing contracts with us. These third-party sales agents are typically employed by property developers to provide services such as data analysis, advertising and marketing, sales and consulting services, and they charge fees to the developers based on services they provide. Commitment deposit arrangements are typically entered into with respect to individual property projects, and the deposits are paid to the developers either directly or through their sales agents. Although we have not historically specified the permissible scope of use of commitment deposits provided to our customers within the contracts granting these commitment deposits, we have not provided any commitment deposits to the developers specifically for the purpose of paying amounts owed under our marketing or listing contracts. The amounts owed under such marketing or listing contracts are typically paid out of the proceeds of property sales of target real estate projects or from the working capital of the developers that is separate from the commitment deposits. We generally require repayment of the commitment deposit amount within six months and generally do not require interest or security for the commitment deposit amount.

We have, to date, entered into commitment deposit arrangements with two of our related parties, Hengshui and Dong Fang Xi Mei, in exchange for being appointed to the exclusive marketing service provider role. These commitment deposits are set forth in a service contract for exclusive online marketing or listing services at our standard market prices with our customary contract terms. We do not believe that any of our commitment deposits has been used to pay any amount incurred under any marketing or listing contracts with us or other online advertisers. In anticipation of this offering and in the interest of good corporate governance, going forward, we will not enter into any new commitment deposit or loan arrangements with related parties. See “Certain Relationships and Related Party Transactions—Related Party Loans and Other Arrangements.”

Due to increasing competition in the online marketing and listing services industry in China in recent years, we believe securing the exclusive provision of online marketing or listing services is helpful for us to maintain or increase our market share. We also endeavour to enter into arrangements that allow us to generate revenues of at least 10.0% of the commitment deposits provided to such customers. Although we plan to continue to selectively enter into such arrangements only with unrelated third parties when our management believes that it is commercially advisable and beneficial to do so, we do not expect to rely on such arrangements to compete for our business opportunities in any extensive manner and do not expect the commitment deposit arrangements to have a substantial impact on our business or prospects.

OUR SALES FORCE

We have built a sales and marketing team that is experienced in the online advertising, Internet and real estate industries. As of June 30, 2010, our sales and marketing team consist of 1,649 persons located in 63 offices across China. We also occasionally engage sales agents for collecting information on local markets or for specific business lines within local markets. Our sales and marketing team, together with these sales agents, work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which helps us to set our prices and strategies for each locality.

Our sales and marketing personnel are divided into the new home group, secondary and rental properties group, home furnishing and improvement group and research group. This structure allows our sales and marketing personnel to gain expertise with a specific subset of customers within the market sectors that we target, and to effectively design and market tailored services to customers within each subset.

To motivate our sales and marketing personnel, a majority of their compensation consists of performance incentives such as commissions and bonuses. Sales quotas are assigned to all sales personnel according to monthly, quarterly and annual sales plans. In addition, we apply a system of promotions and demotions as a further motivational tool for our sales personnel. We categorize all members of our sales and marketing team by rank, including sales director, vice sales director, senior sales manager, sales manager and deputy sales manager. Our sales directors also lead teams of sales and marketing personnel within each sales and marketing group.

Promotion and demotion among the above levels occurs on a regular basis, with sales and marketing personnel at the sales manager and senior sales manager levels being evaluated on a quarterly basis and those at the sales director level being evaluated on an annual basis.

Because sales of online marketing services are highly competitive, we strongly emphasize training programs designed to improve the sales and marketing skills of our staff. We provide three types of training to our sales and marketing personnel: (i) required entrance training for each new sales and marketing employee during a three-month probationary period; (ii) rotation training that aims to place every sales and marketing employee in different posts for a certain period of time; and (iii) regular training in which weekly seminars and case studies are conducted for sales and marketing personnel. Our combination of training, performance-based compensation and a system of promotion and demotion has been effective in identifying, motivating and retaining strong performers.

We also have key account sales representatives in Beijing that serve our approximately 50 key account customers, which are identified based on their reputation and the scope of their operations as well as the amount of their contracts with us. Key account customers in our new home business are generally entitled to more benefits than our other customers, such as preferential service fee discounts and preferential positioning within our nationwide real estate listings. We also prepare press articles and reports for our key account customers and appoint one specific contact person to serve each key account customer.

INFORMATION TECHNOLOGY SYSTEMS AND INFRASTRUCTURE

We maintain most of our servers and backup servers in Beijing and Shanghai. We believe our server hosting partners provide significant operating advantages, including high-quality bandwidth, constant room temperature and an enhanced ability to protect our systems from power loss, break-ins and other external causes of service interruption. We have not experienced any material system failures over the past 10 years.

To better serve our website visitors, we have utilized our key proprietary technologies and developed a technology platform that is specifically used for our real estate and home furnishing and improvement Internet portal services. The key components of our technology platform include:

Search Platform.  Our search platform is designed to support targeted searches of our listing databases. Besides the key word search function, our search platform provides additional search functions that improve search accuracy with various search criteria, including searches based on the location, price and type of the property. In addition, our search engine is able to refine the search by conditional filtering and aggregation of the search results.

Large-Scale System Infrastructure.  With a combination of proprietary in-house and third-party solutions, we have designed our system to handle large amounts of data flow with a high degree of scalability and reliability. Our distributed architecture uses parallel computing technology and clusters of low-cost computers to handle high-volume visitor traffic and process large amounts of information.

Anti-Fraud and Anti-Spam Technology.  We have also developed a proprietary anti-fraud and anti-spam system through which we detect and monitor fraudulent activities and identify and filter spam messages. We attempt to continuously improve the accuracy and effectiveness of this technology through machine-learning capability and customizable rules.

As of June 30, 2010, we had about 185 engineers in our engineering and product development team. Most of our engineers have graduated from leading PRC universities and colleges. In addition, we selectively recruit experienced engineers from the United States and elsewhere.

COMPETITION

We face competition from other companies in each of our primary business activities. We compete with these companies principally on the basis of website traffic volume, the quality and quantity of real estate and home furnishing and improvement listings and other information content, geographic coverage, service offerings and marketing and listing customers. We also compete for qualified employees with sales, real estate, home furnishing and improvement products and services and Internet industry experience. We monitor our market share in the online advertising industry in China through market information gathered internally as well as from independent market research institutions such as CR-Nielsen and DCCI. Due to the nature of online residential real estate listings and the fact that the PRC market for residential real estate is a developing industry, there is limited independent third-party information on the market share of websites that provide residential real estate listings. To help assess our competitiveness and market position, our listing services division gathers information on the number and prices of paid online listing subscription accounts and similar information on our competitors from public sources for our internal records. Based on these internal records, we believe we are currently one of the leading Internet portals for residential real estate listings in China and have gained significant market share in most of the important cities, including Beijing, Shanghai, Tianjin, Chongqing, Shenzhen, Wuhan, Chengdu and Nanjing, as measured by the total number of online listing subscription accounts and total listing revenues.

Some of our competitors may have greater access to capital markets, more financial and other resources and a longer operating history than us. For instance, major general-purpose Internet portals, such as Sina.com and Sohu.com, which provide real estate and home furnishing and improvement information services, may have an advantage over us due to their more established brand name, larger user base and extensive Internet distribution channels.

Other existing and potential competitors include:

•	Real estate and home furnishing and improvement websites offering listing and marketing services in China including real estate websites sponsored or supported by local governments in China, which may be able to use such government connections to develop relationships with locally-active real estate developers;

•	traditional advertising media such as general-purpose and real estate-focused newspapers, magazines, television and outdoor advertising that compete for overall advertising spending;

•	websites focused on real estate research services in China; and

•	online listing service providers, whether general-purpose Internet portals or regional websites dedicated to online listing.

We believe some of the key players in the markets for online real estate marketing and listing services in China include Sina Corporation’s China Real Estate Information Corporation, Sohu.com Inc.’s focus.cn, Anjuke.com, Tencent’s fangqq.com and Szhome.com.

Although the barriers to entry for establishing many types of Internet-based businesses are low, we believe that certain key features of our marketing and listing businesses, together with the complexity of China’s real estate and home furnishing and improvement market, make it difficult for competitors to grow quickly and compete successfully against us. Specifically, we believe our brand name in China’s real estate and home furnishing and improvement Internet industry, the size and growth of our average daily user traffic, our customized marketing, listing and other value-added service offerings, our ownership of what we believe is one of the largest online real estate listing databases in China in terms of geographical coverage, including content coverage of 106 urban real estate markets in China as of June 30, 2010, and our relationships and in-depth knowledge of the real estate and home furnishing and improvement sectors provide us with an advantage over our competitors.

We believe that we and other domestic operators are likely to have a competitive advantage over international service providers who lack operational infrastructure and experience in China. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international operators establish joint ventures with, form alliances with or acquire domestic operators.

INTELLECTUAL PROPERTY

We regard our copyrights, trademarks, trade secrets, domain names and other intellectual property as important to our business. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our customers, collaborators and others to protect our intellectual property rights. Despite these measures, we cannot assure you that we will be able to prevent unauthorized use of our intellectual property, which would adversely affect our business.

We own 51 copyrights, each of which we have registered with the PRC State Copyright Bureau. We own or have licensed 39 trademarks, each in various categories, each of which we have registered with the PRC Trademark Office, and have 75 trademark applications, each in various categories, pending with the PRC Trademark Office. We have applied to register in China the Chinese and English dual-language “SouFun” trademark as well as “SouFun” in English and in Chinese individually for use in certain relevant industry categories. We have successfully registered the dual-language trademark in certain industry categories, but our applications for certain other industry categories have encountered conflicts with existing registrations of or applications for similar trademarks. We are in the process of resolving these conflicting trademark applications, but we estimate that this process may take several years or longer. Unless and until we secure the trademark registrations for which we have applied, we may not be able to effectively enforce our proprietary rights in connection with such trademarks or prevent the use by others of trademarks identical or similar to ours. Moreover, if our current applications for registering our trademarks in certain relevant industry categories are unsuccessful and we continue to use such trademarks after these or similar trademarks have been registered by another entity, or if a holder of any registered trademark similar to ours claims that we are infringing its trademark rights, we could potentially be prevented from using part or all of our current names or trademarks for part or all of our business operations and face civil liability for damages, including forfeiture of profits earned from illegal use of the trademark. See “Risk Factors—Risks Relating to Our Business—Loss of our right to use the ‘SouFun’ brand name, or unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations and reputation” and “—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”

We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong.

We currently own or have licensed 195 registered domain names, including our official website, www.soufun.com, and domain names registered in connection with www.jiatx.com and www.landlist.cn.

EMPLOYEES

We had 2,195, 2,160, 3,611 and 4,810 employees as of December 31, 2007, 2008, 2009 and June 30, 2010, respectively. The following table sets forth the number of our employees categorized by function as of June 30, 2010:

Editorial and production	2,407
Sales and marketing	1,649
Technical and research	303
Management and general administrative	451

Total	4,810

As a result of the growth and expansion of our business operations in China over the last two years, we have increased the number of our employees across all departments.

Our employees receive a base salary and are eligible for performance-based bonuses. We have granted share options to certain of our employees from 1999 to 2009. For more information, see “Management—Share Options.”

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We make monthly payments to these plans for each of our employees based on the employee’s compensation.

We believe we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. We believe this is primarily attributable to our well-established reputation and brand name within the PRC real estate industry, our strong corporate culture, as well as the positive career development opportunities we provide to our employees. Our employees have not entered into any collective bargaining agreements, and no labor union has been established by our employees.

FACILITIES

Our principal executive offices are located in approximately 6,680 square meters of office space on 8th to 11th floors and part of the 19th floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044, China under a lease that expires on December 31, 2012. As of June 30, 2010, we leased 115 properties with an aggregate GFA of approximately 36,716 sq.m. in 63 offices across China. Our leased properties mainly consist of office premises, all of which are leased from independent third parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

With respect to 78 of our leased properties in China with an aggregate GFA of approximately 21,249 sq.m., the relevant lessors either have not provided us with the valid title certificates or documents evidencing their requisite rights to lease such properties or have not completed the lease registration as required under the PRC laws. These properties comprise approximately 58.0% of our total leased properties in terms of GFA and principally consist of office premises. We are not aware of any challenges being made by any third party on our leasehold interests to any of our leased properties. In the event a dispute arises, we may not be able to continue to use the leased properties and may be required to relocate. See “Risk Factors—Risks Relating to Our Business—Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

INSURANCE

We maintain property insurance to cover potential damages to a portion of our property. In addition, we provide medical, unemployment and other insurance to our employees in compliance with applicable PRC laws, rules and regulations. We do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance.

LEGAL PROCEEDINGS

We are currently not involved in any material legal or arbitration proceeding. From time to time, we may be subject to claims and legal actions arising in the ordinary course of business, most of which are alleged intellectual property infringement claims against us for use of others’ articles or photographs. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages. See “Risk Factors—Risks Relating to Our Business—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”

REGULATION

Our business is subject to substantial regulation by the PRC government. This section sets forth a summary of certain significant PRC regulations that affect our business and the industries within which we operate.

GENERAL

The telecommunications industry, including Internet information services and Internet access services, is highly regulated by the PRC government. Regulations issued or implemented by the State Council, MIIT and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

MIIT, under the leadership of the State Council, is responsible for, among other things:

•	formulating and enforcing telecommunications industry policy, standards and regulations;

•	granting licenses to provide telecommunications and Internet services;

•	formulating tariff and service charge policies for telecommunications and Internet services;

•	supervising the operations of telecommunications and Internet service providers; and

•	maintaining fair and orderly market competition among operators.

In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions.

In 1994, the Standing Committee of the National People’s Congress promulgated the PRC Advertising Law. In addition, SAIC and other ministries and agencies have issued regulations that further regulate our advertising business, as discussed below.

RESTRICTIONS ON FOREIGN OWNERSHIP IN THE ONLINE ADVERTISING INDUSTRY

Internet Content Provision and Wireless Value-Added Services

In September 2000, the State Council promulgated the Telecommunications Regulations, which categorize all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses. In February 2003, MIIT amended the original classification of telecommunications business with Internet content provision services and wireless value-added services being classified as value-added telecommunications businesses. The Telecommunications Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

In order to comply with China’s commitments with respect to its entry into the World Trade Organization, the State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008. The Administrative Rules on Foreign-invested Telecommunications Enterprises set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Foreign Investment Industrial Guidance Catalog issued by the PRC government, the permitted foreign investment in value-added telecommunications service providers may not be more than 50.0%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals.

In July 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the 2002 Administrative Rules on Foreign-invested Telecommunications Enterprises. According to the MIIT Notice, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business licenses. Under the MIIT Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications license to foreign investors in any form, nor may they provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China.

Advertising Services

The principal regulations governing foreign ownership in advertising businesses in China include:

•	The Foreign Investment Industrial Guidance Catalog;

•	The Administrative Regulations on Foreign-invested Advertising Enterprises; and

•	The Circular Regarding Investment in the Advertising Industry by Foreign Investors through Equity Acquisition.

These regulations require foreign entities that directly invest in the PRC advertising industry to have at least a two-year track record with a principal business in the advertising industry outside China. Since December 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but such foreign investors are also required to have at least a three-year track record with a principal business in the advertising industry outside China. PRC laws, rules and regulations do not permit the transfer of any approvals or licenses, including business licenses containing a scope of business that permits engagement in the advertising business. In the event we are able to qualify to acquire the equity interest in Beijing Advertising, Beijing Internet, Beijing Technology, Beijing JTX Technology, Shanghai Advertising, Shanghai JBT Advertising, Beijing China Index, Shanghai China Index, Tianjin JTX Advertising, Beijing Li Tian Rong Ze and Tianjin Xin Rui under the rules allowing complete foreign ownership, these PRC operating companies would continue to exist as the operators of our advertising business consistent with the current regulatory requirements. However, as a holding company, we have not been involved in advertising outside China for the required number of years.

As a result of current PRC laws, rules and regulations that impose substantial restrictions on foreign investment in the Internet and advertising businesses in China, we conduct this portion of our operations through a series of contractual arrangements among our PRC subsidiaries and our consolidated controlled entities. See “Our History and Corporate Structure—Structure Contracts.”

In the opinion of King & Wood, our PRC legal counsel:

•	each of the Structure Contracts is legal, valid and binding on the contracting parties under applicable PRC laws, rules and regulations;

•	the execution, delivery, effectiveness, enforceability and performance of each of the Structure Contracts do not violate any published PRC laws, rules and regulations currently in force and effect;

•	none of our Structure Contracts contravenes any published PRC laws, rules and regulations currently in force and effect; and

•	no filings, registrations, consents, approvals, permits, authorizations, certificates and licenses of any PRC government authorities are currently required in connection with the execution, delivery, effectiveness, performance and enforceability of each Structure Contract, provided that the pledges of equity interests under the Structure Contracts should be registered with competent PRC government authorities, and provided further that the exercise of the call option in the future must be approved and registered by competent PRC government authorities.

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, including the laws and regulations governing the enforcement and performance of our Structure Contracts in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a contrary view from that of our PRC legal counsel, King & Wood.

REGULATION OF BUSINESS

Internet Content Provision Services

The provision of real estate and home furnishing and improvement and other content on Internet websites is subject to applicable PRC laws, rules and regulations relating to the telecommunications industry and the Internet, and regulated by various government authorities, including MIIT and SAIC. The principal regulations governing the telecommunications industry and the Internet include:

•	The Telecommunications Regulations (2000);

•	The Catalog of Classes of Telecommunications Business;

•	The Administrative Measures for Telecommunications Business Operating Licenses; and

•	The Internet Information Services Administrative Measures.

Under these regulations, Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator must obtain a telecommunications and information services operating license, or ICP license, from the appropriate telecommunications authority in order to carry out commercial Internet content provision operations in China. If an Internet content provider is not engaged in commercial Internet content operations, it is only required to file a record with the appropriate telecommunications authority. In addition, the regulations also provide that operators involved in Internet content provision in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in relation to those sectors.

One of our consolidated controlled entities, Beijing Internet, currently holds an ICP license issued by the Beijing Telecommunications Administration Bureau (the municipal branch of MIIT) on December 5, 2008, which is valid until December 4, 2013, subject to annual reviews.

Beijing China Index also holds an ICP license issued by the Beijing Telecommunications Administration Bureau on November 4, 2005, which is valid for five years, subject to annual reviews. Each of Beijing Technology and Beijing JTX Technology has also obtained an ICP license from the Beijing Telecommunications Administration Bureau on September 8, 2006 and June 12, 2007, respectively, which are valid until September 7, 2011 and June 11, 2012, respectively, subject to annual reviews.

The MIIT Notice requires that a value-added telecommunications business operator (or its shareholders) must own domain names and trademarks used by it in the value-added telecommunications business, and have premises and facilities appropriate for such business. To comply with the MIIT Notice, Beijing Technology, a consolidated controlled entity, has been registered as the owner or is applying to be the owner of the Chinese and English dual-language “SouFun” trademark in several categories and obtained the www.soufun.com domain name. Beijing China Index, another consolidated controlled entity, has also been registered as the owner or is applying to be the owner of the trademark for the Chinese characters of “DiGua” in several categories and obtained the www.landlist.cn domain name. All of our trademarks and domain names will be owned directly by our consolidated controlled entities.

Furthermore, according to the Tentative Measures of Internet Publication Administration, jointly issued by the General Administration of Press and Publication and MIIT in June 2002, all entities that are engaged in Internet publication in China must obtain an approval from the General Administration of Press and Publication. Internet publication is broadly defined in the Tentative Measures for Internet Publication Administration to include any act of online dissemination whereby any Internet content provision service provider selects, edits and processes information (including content from books, newspaper, periodicals, audio and video products and electronic publications that have already been formally published or information that has been made public in other media) created by themselves or others and subsequently posts such information on the Internet or transmits it to users via the Internet for browsing, reading, use or downloading by the public.

Advertising Services

SAIC is responsible for regulating advertising activities in China. The principal regulations governing advertising in China, including online advertising, include:

•	The Advertising Law;

•	The Administration of Advertising Regulations; and

•	The Implementation Rules for the Administration of Advertising Regulations.

These regulations stipulate that companies that engage in advertising activities in China must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of illegal revenues and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

The business scope of each of Beijing Advertising, Beijing Technology, Beijing JTX Technology, Shanghai Advertising, Beijing China Index, Beijing Internet, Tianjin JTX Advertising, Tianjin Xin Rui and Shanghai JBT Advertising includes operating an advertising business, which allows them to engage in the advertising business.

Electronic Bulletin Board Services

In October 2000, MIIT adopted the Administrative Regulations on Internet Electronic Bulletin Board Services, requiring an Internet content service provider that provides online bulletin board services to register with, and obtain approval from, local telecommunications authorities. Currently, Beijing China Index is operating electronic bulletin board services on www.landlist.cn. Beijing Technology is operating on www.soufun.com. On November 11, 2005 and November 6, 2006, respectively, the Beijing Telecommunications Administration Bureau issued to Beijing China Index and Beijing Technology, respectively, an approval for operating electronic bulletin board services on www.landlist.cn and www.soufun.com, respectively. Beijing JTX Technology and Beijing Advertising also obtained approval for operating electronic bulletin board services on www.jiatx.com on June 15, 2007. These approvals each has an original validity which is keyed to the corresponding ICP license and their continued validity is subject to the fulfillment of certain conditions and qualifications.

REGULATION OF INFORMATION SECURITY AND CONFIDENTIALITY OF USER IDENTITY INFORMATION

Internet content in China is also regulated and restricted from a state security standpoint. Based on a law enacted by the Standing Committee of the National People’s Congress, any effort to undertake the following actions may be subject to criminal punishment in China:

•	gain improper entry into a computer or system of national strategic importance;

•	disseminate politically disruptive information;

•	leak government secrets;

•	spread false commercial information; or

•	infringe intellectual property rights.

The Ministry of Public Security has also promulgated measures that prohibit the use of the Internet in ways that, among other things, result in the leakage of government secrets or the spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its license and shut down its website.

The security and confidentiality of information on the identity of Internet users are also regulated in China. The Internet Information Service Administrative Measures promulgated by the PRC State Council in September 2000 require Internet content service providers to maintain an adequate system that protects the security of user information, and the Administrative Regulations on Internet Bulletin Board Services adopted by MIIT in October 2000 require Internet electronic bulletin board service providers to protect the security and confidentiality of the personal information of users who use bulletin board services. In December 2005, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring Internet service providers to utilize standard technical measures for Internet security protection. We have been advised by King & Wood, our PRC legal counsel, that both requirements are for the protection of information on the identity of Internet users.

REGULATIONS ON TRADEMARKS

Both the PRC Trademark Law and the Implementation Regulation of the PRC Trademark Law, as currently in effect, provide protection to the holders of registered trademarks and trade names. The PRC Trademark Office handles trademark registrations and grants a renewable term of rights of 10 years to registered trademarks. In addition, trademark license agreements must be filed with the Trademark Office.

After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable 10-year period, unless otherwise revoked.

REGULATION OF FOREIGN EXCHANGE, TAXATION AND DIVIDEND DISTRIBUTION

Foreign Exchange

The principal regulation governing foreign exchange in China is the Foreign Currency Administration Regulations and the Regulations of Settlement, Sale and Payment of Foreign Exchange. The Renminbi is freely convertible for current account transactions, such as trade and service-related foreign exchange transactions, but not for capital account transactions, such as direct investments, loans or investments in securities outside China, without the prior approval of SAFE. Pursuant to the Foreign Currency Administration Regulations, foreign-invested enterprises in China may purchase foreign exchange at authorized commercial banks without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for capital accounts are still subject to limitations and require approval from SAFE.

Taxation and Dividend Distribution

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

In March 2007, the National People’s Congress of China enacted the New EIT Law, which took effect on January 1, 2008. Under the New EIT Law, since January 1, 2008, foreign-invested enterprises, such as our subsidiaries and consolidated controlled entities, are subject to enterprise income tax at a uniform rate of 25.0% if no tax preferential policy is applicable. In addition, under the New EIT Law, enterprises organized under the laws of jurisdictions outside China may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises without an establishment or place of business in China are subject to withholding tax at the rate of 20.0% with respect to their PRC-sourced dividend income, which rate can be reduced by the State Council and is subject to applicable tax agreements or treaties between China and the respective foreign tax jurisdictions. The State Council has reduced the withholding tax to 10.0% in the newly promulgated implementing rules for the New EIT Law. As we are incorporated in the Caymans Islands, we may be regarded as a “non-resident enterprise.” We hold our interests in SouFun Media and SouFun Network through Bravo Work, and Beijing Zhong Zhi Shi Zheng through Max Impact, and Bravo Work and Max Impact are companies incorporated in Hong Kong. According to the Double Tax Arrangement between Mainland China and Hong Kong, dividends paid by a foreign-invested enterprise in mainland China to a corporate shareholder in Hong Kong will be subject to withholding tax at a maximum rate of 5.0%, provided, however, that such Hong Kong company directly owns at least 25.0% of the equity interest in the PRC company distributing the dividends.

In August 2009, SAT issued Circular 124. Pursuant to Circular 124, non-tax residents of China who wish to enjoy a treaty benefit on their China-sourced income under a Sino-foreign double tax agreement have to go through either an “approval application” procedure (for passive income—dividends, interest, royalties and capital gains) or “record filing” procedure (for active income—business profits of a permanent establishment, service fees and personal employment income) in which specific forms attached to Circular 124 have to be submitted to the relevant Chinese tax authorities together with the relevant supporting documentation. Circular 124 provides details of the procedures and documentation requirements. Pursuant to Circular 124, we must submit application to and obtain approval from authorized local tax bureaus to take advantage of the decreased withholding tax for our Hong Kong-incorporated holding companies under the Tax Agreement.

In addition, SAT released Circular 601 in October 2009. Circular 601 provides guidance for the determination of “beneficial ownership” for the purpose of claiming benefits under double taxation arrangements by treaty residents in respect of articles of dividends, royalties and interest under double taxation arrangements. Under Circular 601, a “beneficial owner” shall generally engage in “substantive business activities” which is further referred to as manufacturing, trading and management activities under Article 1 of Circular 601. Circular 601 also sets forth several factors, the existence of which generally does not provide support that the treaty resident is a “beneficial owner.” The following are two of the unfavorable factors listed in Circular 601: the treaty resident does not have or almost does not have any other business activities besides ownership of the assets or rights that generate the income; where the treaty resident is a corporation, the amount of its assets, scale of operations and employees is relatively low and not commensurate with the amount of the income. According to Circular 601, non-resident enterprises which could not provide valid supporting documents as “beneficiary owners” could not be approved to enjoy treaty benefits. Therefore, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a withholding tax rate of 10.0% if our Hong Kong subsidiaries can not be considered as a “beneficial owner” under Circular 601.

Despite the above, the New EIT Law also provides that an enterprise incorporated outside China with its “de facto management bodies” located within mainland China may be considered a PRC resident enterprise and therefore be subject to enterprise income tax on its worldwide income at the rate of 25.0%.

The implementing rules for the New EIT Law defines “de facto management organization” as the body that exercises substantial and comprehensive control over the production, operation, personnel, accounting, property and other factors of an enterprise. SAT issued Circular 82 in April 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management bodies” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreigners in China, like us, the determining criteria set forth in Circular 82 may reflect SAT’s general position on how the “de facto management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

Substantially all members of our management are currently located in China and we expect them to continue to be located in China for the foreseeable future. Therefore, if we are deemed to be a PRC tax resident enterprise, we will be subject to an enterprise income tax rate of 25.0% on our worldwide income if no preferential tax treatment is applicable. According to the New EIT Law and its implementing rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interest it directly owns in another resident enterprise. Therefore, it is possible that dividends we receive through Bravo Work from SouFun Media and SouFun Network and through Max Impact from Beijing Zhong Zhi Shi Zheng would be tax exempt income under the New EIT Law if each of Bravo Work and Max Impact is also deemed to be a “resident enterprise.”

If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends paid to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0%, unless otherwise provided under the applicable double tax treaties between China and governments of other jurisdictions.

Although the New EIT Law has been effective for two years, significant uncertainties still exist with respect to the interpretation of the New EIT Law and its implementing rules. Any increase in the enterprise income tax rate applicable to us, the imposition of PRC income tax on our global income or the imposition of withholding tax on dividends distributed by our subsidiaries to us could have a material adverse effect on our business, financial condition and results of operations.

REGULATION OF FOREIGN EXCHANGE IN CERTAIN ONSHORE AND OFFSHORE TRANSACTIONS

In October 2005, SAFE issued Notice 75. Under Notice 75, PRC residents, whether natural or legal persons, must register with the relevant local SAFE branches prior to their establishment, or prior to their taking control of, an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE afterwards upon the occurrence of certain material capital changes. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore entities that have made onshore investments in China in the past are required to complete the relevant registration procedures with local SAFE branches. The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from offshore entities, such as inbound investments or shareholders loans, or capital outflow to offshore entities, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. SAFE has further clarified that the term “PRC residents” as used under Notice 75 refers to those who (i) have permanent residence in mainland China or will return to mainland China for permanent residence after temporary leave due to traveling, education, medical treatment, working, request for residence, and other reasons; (ii) hold “domestic-funding interests” in domestic entities; or (iii) are the ultimate holders of “foreign-fund interests” that have been converted from “domestic-funding interests.”

Because of uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. If SAFE determines that Notice 75 applies to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends or foreign currency-denominated borrowings, may be subject to compliance with Notice 75 requirements by our PRC resident shareholders. We cannot assure you that our PRC resident shareholders will be able to complete the necessary registration and filing procedures required by Notice 75. If Notice 75 is determined to apply to us or any of our PRC resident shareholders, a failure by our PRC resident shareholders or beneficiary owners to comply with Notice 75 could subject the relevant PRC residents or beneficiaries to penalties under PRC foreign exchange regulations, and could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could materially and adversely affect our business and prospects.

REGULATIONS RELATING TO EMPLOYEE SHARE OPTIONS

Pursuant to the Implementation Rules of the Administrative Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, issued by SAFE in January 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share incentive plan or option plan must, through the PRC subsidiary of such overseas listed company or other qualified PRC agent, completed the required procedures with SAFE before they may exercise their rights on the shares or share options. Such individuals’ foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company must be remitted into a collective foreign currency account opened and managed by the PRC subsidiary of the overseas listed company or the PRC agent first before distributing them to such individuals in foreign exchange or in Renminbi. Our PRC citizen employees, who have been granted share options or incentive shares, or PRC Optionees, will be subject to the Individual Foreign Exchange Rule when we become an overseas listed company. If we or our PRC Optionees fail to comply with these regulations, we or our PRC Optionees may be subject to fines and legal sanctions.

NEW M&A REGULATIONS AND OVERSEAS LISTINGS

In August 2006, six PRC regulatory agencies, including MOFCOM, the State Assets Supervision and Administration Commission, SAT, SAIC, CSRC and SAFE, jointly issued the New M&A Rules. The New M&A Rules include provisions that purport to require that an offshore special purpose vehicle formed for purposes of an overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

In September 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. CSRC approval procedures require the filing of a number of documents with CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of CSRC approval requirement.

Our PRC legal counsel, King & Wood, has advised us that, based on their understanding of the current PRC laws, rules and regulations as well as the procedures announced in September 2006, CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure.

In spite of the above, our PRC legal counsel, King & Wood, is of the opinion that prior CSRC approval is not required for this offering because (i) we substantially completed our restructuring before the effective date of the New M&A Rules; (ii) our PRC subsidiaries were incorporated by a foreign-owned enterprise, and there was no acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the New M&A Rules; and (iii) there is no provision in the New M&A Rules that clearly classifies the contractual arrangements between our PRC subsidiaries, the consolidated controlled entities and the consolidated controlled entities’ respective shareholders as a kind of transaction falling under the New M&A Rules. See “Risk Factors—Risks Relating to China—We may be required to obtain prior approval from the China Securities Regulatory Commission for the listing and trading of our ADSs on the New York Stock Exchange.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is 8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044 China.

Name	Age	Position

Tianquan Vincent MO	46	Executive chairman of the board of directors
Bruce J. AKHURST(1)	50	Director
John STANHOPE(1)	59	Director
Quan ZHOU	52	Director
Shan LI(2)	47	Independent director
Qian ZHAO(3)	41	Independent director
Sam Hanhui Sun(3)	38	Independent director
Jeff Xuesong LENG(4)	40	Director
Thomas Nicholas HALL(4)	42	Director
Richard Jiangong DAI(4)	36	President, chief executive officer and director
Lanying GUAN	42	Chief financial officer
Jian LIU	34	Chief operations officer

(1)	Bruce J. Akhurst and John Stanhope will resign from our board of directors and cease to be our directors immediately prior to the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part.

(2)	Shan Li will become an independent director immediately following the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part.

(3)	Qian Zhao and Sam Hanhui Sun will become independent directors immediately following the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part.

(4)	Jeff Xuesong Leng, Thomas Nicholas Hall and Jiangong Richard Dai will become directors immediately following the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part.

Tianquan Vincent Mo is our founder and has served as our executive chairman of our board of directors since 1999. Prior to founding our Company, Mr. Mo served as an executive vice president at Asia Development and Finance Corporation from 1996 to 1998 and a general manager for Asia at Teleres, a venture of Dow Jones & Co. and AEGON USA to provide online commercial real estate information services, from 1994 to 1996. He currently serves as a director on the board of directors of Shun Cheong Holdings Limited, a Hong Kong-listed company, and is the secretary general of the China Real Estate Index System, a real estate research publication operated by us. Mr. Mo is also a director of Taoshi PE Fund Management Co.. Mr. Mo holds a bachelor’s degree in engineering from South China University of Technology, a master of science degree in business administration from Tsinghua University and a master of arts degree in economics from Indiana University. Mr. Mo is the uncle of Mr. Dai, our president and chief executive officer who will also become a director of our company on the date of this prospectus.

Bruce Akhurst has served as a director of our company since August 2006 and was selected to our board of directors pursuant to the shareholders’ agreement dated August 31, 2006. Mr. Akhurst will resign from our board of directors and cease to be our director immediately prior to the effectiveness of the registration statement on Form F-1, of which the prospectus forms a part. Mr. Akhurst has been the chief executive officer of Telstra’s advertising and media business, Sensis Pty Ltd, since 2005. Prior to his appointment as chief executive officer, Mr. Akhurst also served as the group managing director of Telstra Wholesale, Broadband and Media Services from 2003 to 2005. From 1996 to 2003, Mr. Akhurst held several positions within the Telstra group, including group managing director of Legal and Regulatory, group general counsel and group managing director of Telstra Wholesale, Foxtel, Regulatory and Legal. He has been a director of Foxtel since March 2000 and chairman of its board of directors since May 2005. Mr. Akhurst was also chairman of Sensis Pty Ltd from April 2003 to August 2009, and has been a director of Sensis Pty Ltd. since April 2003. Mr. Akhurst also currently serves on the board of directors of Customer Services Pty Ltd, Foxtel Cable Television Pty Ltd, Location Navigation Pty Ltd, Sequel Limited and Dotad Media Holdings Limited. Prior to joining Telstra, Mr. Akhurst was a partner in a major Australian law firm. Mr. Akhurst holds a bachelor’s degree in economics from Monash University and a bachelor’s degree in law from Monash University.

John Stanhope has served as a director of our company since August 2007 and was selected to our board of directors pursuant to the shareholders’ agreement dated August 31, 2006. Mr. Stanhope will resign from our board of directors and cease to be our director immediately prior to the effectiveness of the registration statement on Form F-1, of which the prospectus forms a part. Mr. Stanhope has been chief financial officer and group managing director of finance and administration of Telstra Group since 2003. Mr. Stanhope has also been serving as an executive director of the board of directors of Telstra Corporation Limited since 2009. He is chairman of the Business Coalition for Tax Reform, and was appointed to the Financial Reporting Council in 2006. Mr. Stanhope also serves as director of Telstra Super, Sensis, Octave Investments Holdings, AGL Energy, Foxtel, L Mobile and Melbourne International Jazz Festival. He is chairman of TelstraClear and CSL New World. Mr. Stanhope joined Telstra in 1967 and held a number of operational roles and a range of senior financial management positions including Director of Finance before his appointment as group managing director of finance and administration in 2003. Mr. Stanhope holds a bachelor’s degree in commerce (accounting and economics) from Deakin University in Melbourne, Australia.

Quan Zhou has served as a director of our company since 2000. Mr. Zhou has been the president of IDG Technology Venture Investment, Inc., or IDG Technology, since 1995. He is currently a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds. Mr. Zhou is also serving as a director of the general partner of each of IDG-Accel China Growth Fund I, IDG-Accel China Growth Fund II and IDG-Accel China Capital Fund. He currently serves on the boards of a number of private companies, including Superdata Technology (Asia) Limited, OriGene Technologies Inc., CosmoChina International Inc., Giganology Limited, Yesky.com Inc. and Wupima Inc. Mr. Zhou holds a bachelor’s degree in chemistry from the China Science and Technology University, a master’s degree in chemical physics from the Chinese Academy of Sciences, and a Ph.D degree in fiber optics from Rutgers University.

Qian Zhao will become an independent director of our company and chair of our nominating and corporate governance committee immediately following the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part. Mr. Zhao is a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. Mr. Zhao was a lawyer by training and is admitted to practice law in both China and New York. Mr. Zhao co-founded Haiwen & Partners in 1992, a preeminent China corporate finance law firm in Beijing. He worked in Sullivan & Cromwell ’s New York office from 1998 to 2000 and Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates’ Beijing office from 2000 to 2003. Mr. Zhao is currently a director and member of the audit committee of Trina Solar Limited, a NYSE-listed company, and CXC Capital, Inc., which is the management company of CXC China Sustainable Growth Fund. Mr. Zhao received a J.D. degree from the New York University School of Law in 1998 and an LL.B degree from University of International Business & Economics, Beijing, in 1990.

Shan Li has served as a director of our company since 1999 and will become an independent director of our company and chair of our compensation committee immediately following the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part. Mr. Li is a founding partner of San Shan (HK) Ltd., a private equity firm focused on the China market. Previously, Mr. Li was the chief executive officer of BOC International

Holdings Limited, a position he held from 2001 to 2005. Mr. Li is currently a director of China Cablecom, a NASDAQ-listed company, CMMB Vision Holdings Limited, a Hong Kong Stock Exchange-listed company, and San Shan (HK) Limited. Mr. Li served as a managing director at Lehman Brothers Asia (Hong Kong) from 1999 to 2001 and served as the deputy head of the Investment Banking Preparation Committee at China Development Bank from 1998 to 1999. Mr. Li is currently a senior advisor and vice chairman of UBS Investment Bank in Asia. Mr. Li received a bachelor’s degree in management information systems from Tsinghua University, a master’s degree in economics from the University of California at Davis and a Ph.D degree in economics from the Massachusetts Institute of Technology.

Sam Hanhui Sun will become an independent director of our company and chairman of our audit committee immediately following the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part. Mr. Sun has been chief financial officer of Qunar.com, a leading travel search engine in China since January 2010. He was chief financial officer of Beijing Ruifeng Co. Ltd. from May 2009 to September 2009 and KongZhong Corporation, a Nasdaq-listed company, from February 2007 to April 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun took various financial controller roles at Microsoft China R&D Group, Maersk China Co. Ltd. and our Company. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice, including eight years at KPMG in Beijing where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun earned a bachelor’s degree in business administration from the Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

Jeff Xuesong Leng will become a director of our company immediately following the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part, pursuant to the investor’s rights agreement dated August 13, 2010. Mr. Leng is a managing director at General Atlantic LLC, a private equity investment firm. Mr. Leng served as a managing director at Warburg Pincus, an international private equity firm, from 1999 to 2007. Mr. Leng is currently a non-executive director of Wuxi PharmaTech, a company listed on the New York Stock Exchange, and Zhongsheng Group Holdings Limited, a company listed on the Hong Kong Stock Exchange. From July 2006 to August 2007, Mr. Leng served as a non-executive director of China Huiyuan Juice Group Limited, a company listed on the Hong Kong Stock Exchange. Mr. Leng earned a master of business administration degree from the Wharton School of Business, University of Pennsylvania in 1999 and a bachelor of international industrial trade degree from Shanghai Jiao Tong University in 1992.

Thomas Nicholas Hall will become a director of our company immediately following the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part, pursuant to the investor’s rights agreement dated August 13, 2010. Mr. Hall is an equity partner and co-Head of the Global Media Team at Apax Partners LLP, one of the world’s largest private equity firms with funds advised and managed in excess of US$35 billion. Mr. Hall worked at Deutsche Bank from 1995 to 1998 and S.G. Warburg from 1992 to 1995. While at Apax, Mr. Hall has been responsible for, and has served on the board of directors of, a number of private companies including Thomson Directories, The Stationery Office, Zeneus Pharma and 20 Minuten. Mr. Hall is currently chairman of the board of directors and a member of the audit committee of Trader Media Group in the United Kingdom. Mr. Hall holds a master of arts degree from Cambridge University.

Richard Jiangong Dai joined us in 1999 and is our president and chief executive officer. Mr. Dai will become a director of our Company immediately after the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part. Mr. Dai is a nephew of Mr. Mo, our founder and executive chairman. Mr. Dai has over ten years of experience in the real estate media sector and is in charge of overseeing the operations of our website, www.soufun.com. Prior to joining us, Mr. Dai was a research analyst and assistant general manager at Beijing Yiding Information Technology Co., Ltd. and the China Real Estate Index System, a real estate research publication operated by us. Mr. Dai received a bachelor’s degree in international trade from the College of Economics at Guangxi University.

Lanying Guan joined us in June 2004 as chief finance controller and has been our chief financial officer since March 2010. Ms. Guan has over 15 years of experience in financial management and accounting with multinational corporations. Prior to joining us, Ms. Guan served as the country finance manager of Cadence Inc, which develops electronic design automation software and hardware for clients worldwide and is a public company listed on NASDAQ. Ms. Guan holds a bachelor’s degree in industry management engineering from China Agricultural University and a master’s degree in accounting from the Central Finance and Economics University and is a certified public accountant in China.

Jian Liu joined us in April 2000 and is our chief operations officer. Mr. Liu is in charge of overseeing the operations and management of our business operations. Mr. Liu was also the group’s first chief information officer. Prior to joining our group, Mr. Liu worked at the information center of Ningbo Economic Committee in Zhejiang Province. Mr. Liu holds a bachelor’s degree in computer science from Ningbo University.

Board of Directors

Our board of directors will consist of seven members upon the completion of this offering. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. Our board of directors may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have, in certain circumstances, the right to seek damages against our directors if a duty owed by our directors is breached.

Our board of directors has overall responsibility for managing our operations. The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Board Committees

Prior to 2006, we had an audit committee in place to assist us in oversight of our financial reporting process. Since 2006, all audit committee, nominating and corporate governance committee and compensation committee functions were handled directly by our board of directors, as the committees were disbanded at that time. In August 2010, our board of directors has established a new audit committee, nominating and corporate governance committee and compensation committee, to exist immediately upon the completion of this offering.

Audit Committee.  Our audit committee will consist of Sam Hanhui Sun, who will chair our audit committee, Qian Zhao and Shan Li. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Section 303A of the NYSE Corporate Governance Rules and meet the criteria for independence set forth in Section 10A of the Exchange Act. In addition, our board of directors has determined that Sam Hanhui Sun is qualified as an audit committee financial expert within the meaning of the SEC rules and regulations.

Our audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditors and us;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted to address material issues raised by internal quality control reviews or peer reviews by the independent auditors;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by us, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	handling such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.

Nominating and Corporate Governance Committee.  We have established a nominating and corporate governance committee, which identifies individuals qualified to become directors and recommends director nominees to be approved by our board of directors. The members of our nominating and corporate governance committee will be Qian Zhao, chair of our nominating and corporate governance committee, Shan Li and Mr. Mo, our executive chairman.

Compensation Committee.  Our compensation committee will consist of Qian Zhao, Shan Li, chair of our compensation committee, and Mr. Mo, our executive chairman.

Our compensation committee will be responsible for:

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers and other employees;

•	reviewing and determining share-based compensation for our directors, officers, employees and consultants;

•	administering our equity incentive plans in accordance with their respective terms; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

No director or officer may be directly involved in decisions regarding his or her own compensation.

In connection with the Telstra Private Placement, we entered into an investor’s rights agreement, under which we agreed that, immediately after the closing of this offering, we will create two vacancies on our board of directors and will appoint a director designated by Apax to fill one vacancy and a director designated by General Atlantic to fill the other vacancy. In addition, a designee of either General Atlantic or Apax will also serve on each of our audit committee, compensation committee and nomination and corporate governance committee or, if it is unable to meet all requirements under applicable laws, rules and regulations, be permitted to participate as a non-voting observer. See “Certain Relationships and Related Party Transactions—Telstra Private Placement—Investor’s Rights Agreement.”

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by our board of directors, in which case such director holds office until the following annual meeting of shareholders, at which time such director is eligible for reelection.

Compensation of Directors and Executive Officers

Our executive directors and executive officers receive compensation in the form of salaries, annual bonuses and share options. Our independent directors will receive annual compensation in connection with the performance of their duties. All directors will receive reimbursements from us for expenses necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. We have entered into service contracts with our executive officers. None of these service contracts provide benefits to our directors and executive officers upon termination.

In 2009, we paid aggregate cash compensation of approximately US$426,854 to our executive directors and executive officers as a group. In 2009, we granted selected directors, officers and employees options to acquire an aggregate of 1,033,654 ordinary shares. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers and directors.

Share Options

Stock Related Award Incentive Plan

At a meeting held on September 1, 1999, our board of directors reserved a total of 12.0% of our fully diluted share capital for issuance upon the exercise of options to be granted to our executive directors, officers and employees or their affiliated entities from time to time. On September 1, 1999, our shareholders approved the stock-related award incentive plan, or the Plan. The number of options awarded to a person was based on the person’s potential ability to contribute to our success, the person’s position with us and other factors deemed relevant and necessary by our board of directors. Under the Plan, we awarded to several of our employees and directors options to purchase 8,895,000 ordinary shares of our Company, 5,745,000 options of which are outstanding excluding special stock options as of June 30, 2010. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, the Plan provides that in circumstances where there is a change in the control of our Company, if no substitution or assumption is provided by the successor corporation, the outstanding options will automatically vest and become exercisable for a period of 30 days, after which such options will terminate. The termination date for the options granted is 10 years after the date of grant.

On August 31, 2006, Telstra International acquired 55.1% of our equity interest (assuming all outstanding options have not been exercised) and became a significant shareholder of our Company, which resulted in a change in control event as defined in the Plan. Pursuant to a shareholders’ agreement among our existing shareholders dated August 2006, all options granted under the Plan and prior to the change in control event remain valid and have been assumed by us.

Standard Stock Options

From September 1, 1999 to September 30, 2006, we awarded standard stock options exercisable to acquire Class A or Class B ordinary shares of our Company. Our dual-class structure with Class A and Class B ordinary shares will be effective upon the closing of this offering. All standard stock options were granted to employees and directors and have vested over the requisite service periods of three to four years using a graded vesting. Options granted normally vested 25.0% or 33.0% per year during the entire vesting periods. The maturity life of the standard stock options is 10 years. Pursuant to a board resolution dated April 20, 2010, our board of directors resolved that the contractual life of the standard stock option was extended from 10 years to 15 years.

From 2001 to 2003, we awarded 1,739,500 standard stock options, classified as liability awards, with an exercise price indexed to Hong Kong dollars. In April 2010, we agreed with the grantees to modify the Hong Kong dollar exercise currency to U.S. dollars. As a result, 1,739,500 stock options with exercise prices ranging from HK$1.00 to HK$5.00 were modified to contain exercise prices ranging from US$0.13 to US$0.64.

Special Stock Options

On December 31, 2006, we awarded special stock options to our employees and directors. Terms for special stock options were the same as standard stock options, except that the special stock options are exercisable into only non-voting ordinary shares and that two special stock options are exercisable into one non-voting ordinary share. These special stock options vest 10.0% after the first year of service, 20.0% after the second year of service, 40.0% after the third year of service and 30.0% after the fourth year of service. The maturity life of the special stock option is 10 years.

From December 31, 2006 to December 31, 2009, we awarded 7,636,200 special stock options, with an exercise price of US$2.50 on December 31, 2006, 2007 and 2008, and US$5.00 on December 31, 2009.

Our dual-class structure will be effective upon the closing of this offering. We may also have a class of non-voting ordinary shares outstanding related to the exercise of certain option grants until the closing date of this offering. All issued and outstanding non-voting ordinary shares, if any, will automatically be converted into Class A ordinary shares on a 1:1 basis upon the closing of this offering, and all stock options exercisable into non-voting ordinary shares will likewise automatically become exercisable into Class A ordinary shares. As of June 30, 2010, we had granted outstanding options to purchase 2,429,500 Class A ordinary shares, 3,315,500 Class B ordinary shares and 3,819,050 non-voting ordinary shares.

Our board of directors may amend, alter, suspend or terminate the Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, our Plan has no specified termination date.

Upon the closing of this offering, we will have two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares. We may also have a class of non-voting ordinary shares outstanding related to the exercise of certain option grants until the closing date of this offering. All issued and outstanding non-voting ordinary shares, if any, will automatically be converted into Class A ordinary shares on a 1:1 basis upon the closing of this offering, and all stock options exercisable into non-voting ordinary shares will likewise automatically become exercisable into Class A ordinary shares. The following table sets forth the total number of Class A, Class B and non-voting ordinary shares to be issued upon exercise of the options to directors and executives officers, the exercise price of the options awarded, the date of grant and the date of expiration, as of June 30, 2010:

	Number of	Number of	Number of
	Class A	Class B	non-voting
	ordinary	ordinary	ordinary
	shares to be	shares to be	shares to be	Exercise price
	issued upon	issued upon	issued upon	per ordinary
	exercise of	exercise of	exercise of	share			Date of
	options	options	options	(US$)		Date of grant	expiration

Mr. Mo(1)	—	—	225,000	US$	5.00	December 31, 2006	December 30, 2016
	—	—	225,000		5.00	December 31, 2007	December 30, 2017
	—	—	225,000		5.00	December 31, 2008	December 30, 2018
	—	—	225,000		10.00	December 31, 2009	December 30, 2019

Media Partner / Mr. Mo(1)	—	250,000 (2)	—		0.13	June 18, 1999	June 17, 2014
	—	250,000 (2)	—		0.26	June 30, 2000	June 29, 2015
	—	250,000 (2)	—		0.26	October 1, 2001	September 30, 2016
	—	250,000 (2)	—		0.26	June 30, 2002	June 29, 2017
	—	125,000 (2)	—		0.64	October 1, 2002	September 30, 2017

Next Decade / Mr. Mo(1)	—	1,754,500	—		5.00	September 30, 2006	September 29, 2021

Aceview Investment Limited / Mr. Dai	250,000	—	—		0.13	June 18, 1999	June 17, 2014
	82,000	—	—		4.06	September 1, 1999	August 30, 2014
	100,000	—	—		0.26	June 30, 2000	June 29, 2015
	100,000	—	—		0.26	October 1, 2001	September 30, 2016
	100,000	—	—		0.26	June 30, 2002	June 29, 2017
	50,000	—	—		0.64	October 1, 2002	September 30, 2017
	55,000	—	—		1.97	October 28, 2004	October 27, 2019
	—	—	18,750		5.00	December 31, 2006	December 30, 2016
	—	—	18,750		5.00	December 31, 2007	December 30, 2017
	—	—	18,750		5.00	December 31, 2008	December 30, 2018
	—	—	18,750		10.00	December 31, 2009	December 30, 2019

Shan Li	—	*	—		4.06	June 18, 1999	June 17, 2014
	—	*	—		0.13	September 1, 1999	August 30, 2014
	—	*	—		1.97	April 28, 2004	April 27, 2019
	—	—	*		5.00	December 31, 2006	December 30, 2016
	—	—	*		5.00	December 31, 2007	December 30, 2017
	—	—	*		5.00	December 31, 2008	December 30, 2018
	—	—	*		10.00	December 31, 2009	December 30, 2019

Quan Zhou	—	*	—		1.97	April 28, 2004	April 27, 2019
	—	—	*		5.00	December 31, 2006	December 30, 2016
	—	—	*		5.00	December 31, 2007	December 30, 2017
	—	—	*		5.00	December 31, 2008	December 30, 2018
	—	—	*		10.00	December 31, 2009	December 30, 2019

Newtech Ventures Limited / Quan Zhou	—	*	—	US$	0.13	September 1, 1999	August 30, 2014

Telstra International	—	—	* (3)		5.00	December 31, 2006	December 30, 2016
	—	—	* (3)		5.00	December 31, 2007	December 30, 2017
	—	—	* (3)		5.00	December 31, 2008	December 30, 2018
	—	—	* (3)		10.00	December 31, 2009	December 30, 2019
	—	—	* (3)		10.00	April 20, 2010	April 20, 2020

Jian Liu	*	—	—		0.26	October 1, 2001	September 30, 2016
	*	—	—		0.64	October 1, 2002	September 30, 2017
	*	—	—		1.97	October 28, 2004	October 27, 2019
	—	—	*		5.00	December 31, 2006	December 30, 2016
	—	—	*		5.00	December 31, 2007	December 30, 2017
	—	—	*		5.00	December 31, 2008	December 30, 2018
	—	—	*		10.00	December 31, 2009	December 30, 2019

	Number of	Number of	Number of
	Class A	Class B	non-voting
	ordinary	ordinary	ordinary
	shares to be	shares to be	shares to be	Exercise price
	issued upon	issued upon	issued upon	per ordinary
	exercise of	exercise of	exercise of	share			Date of
	options	options	options	(US$)		Date of grant	expiration

Lanying Guan	*	—	—		1.97	October 28, 2004	October 27, 2019
	—	—	*		5.00	December 31, 2006	December 30, 2016
	—	—	*		5.00	December 31, 2007	December 30, 2017
	—	—	*		5.00	December 31, 2008	December 30, 2018
	—	—	*	US$	10.00	December 31, 2009	December 30, 2019

Other individuals as a group	3,959,050 (4)

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Represents options granted to Mr. Mo in his capacity as our executive chairman. Pursuant to resolutions passed by our board of directors on August 4, 2010, our board of directors resolved that such options be assigned and allocated to Media Partner and Next Decade.

(2)	On August 4, 2010, Media Partner exercised all of its 1,125,000 outstanding and vested stock options to purchase 1,125,000 Class B ordinary shares at an exercise price ranging from US$0.13 per share to US$0.64 per share for an aggregate purchase consideration of US$307,500.

(3)	Represents options granted to Bruce J. Akhurst and John Stanhope in their capacity as our directors. Pursuant to resolutions passed by our board of directors on April 20, 2010, our board of directors resolved that such options be assigned and allocated to Telstra International. Mr. Akhurst and Mr. Stanhope disclaim beneficial ownership of the options held by Telstra International.

(4)	Includes special share options exercisable into 2,426,550 non-voting ordinary shares which were granted to individuals other than our directors and executive officers.

2010 Stock Incentive Plan

We adopted our 2010 stock incentive plan on August 4, 2010. The purpose of our 2010 stock incentive plan is to recognize and acknowledge the contributions made to our Company by eligible participants and to promote the success of our business. By providing an opportunity to have a personal stake in our company, our 2010 stock incentive plan aims to:

•	attract and retain the best available personnel;

•	to provide an additional incentive to our employees, directors and consultants; and

•	to promote the success of the Company’s business.

Eligible Participants

Under our 2010 stock incentive plan, our board of directors or its designated committee may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to the following parties:

•	any full-time or part-time employees, executives or officers of us, our parent or any of our subsidiaries;

•	any directors, including non-executive directors and independent non-executive directors, of us, our parent or any of our subsidiaries;

•	any advisers, consultants and agents to us or any of our subsidiaries; and

•	such other persons who, in the sole opinion of our board of directors or its designated committee, has made contributions to the business or other development of us.

Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2010 stock incentive plan may not in the aggregate exceed 10% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any preferred shares in issue from time to time. Immediately following the completion of this initial public offering and assuming full exercise by the underwriters of their over-allotment option, the maximum number of ordinary shares in respect of which we may grant options (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2010 stock incentive plan will be 7,606,575 ordinary shares.

Price of Ordinary Shares

The determination by our board of directors, or its designated committee, of the subscription price will be by reference to the fair market value of the ordinary shares. If there exists a public market for our ordinary shares, including our ADSs, the fair market value of our ordinary shares will be (i) the closing price for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by our board of directors, or its designated committee, to be the primary market for our ordinary shares or ADSs or (ii) if the ordinary shares are not traded on any such exchange or national market system, the average of the closing bid and asked prices of an ordinary shares on the NYSE for the day prior to the time of the determination (or, if not such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the board of directors or its appointed committee deems reliable. If there is no established market for our ordinary shares, our board of directors, or its designated committee, will determine the fair market value of our ordinary shares in good faith by reference to the placing price of the latest private placement of our ordinary shares and the development of our business operations since such latest private placement.

Performance Criteria

Our 2010 stock incentive plan allows our board of directors, or its designated committee, to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in our share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by our board of directors, or its designated committee. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the award agreement with the relevant optionee.

Time of Exercise of Options

The time and conditions under which an option may be exercised will be determined by the board of directors, or its designated committee, under the terms of the 2010 stock incentive plan and as specified in the award agreement with a grantee, but in no case will options be exercisable at a rate of more than one fourth per year over the vesting period from the date the options are granted. Notwithstanding the foregoing, in the case of any options granted to an officer, director or consultant that may become exercisable, the award agreement governing such grant may provide that the options may become exercisable, subject to reasonable conditions such as the officer, director or consultant’s continuous service at any time or during any period established in the award agreement governing such grant.

Administration

Our board of directors, or a committee designated by our board of directors, will administer the 2010 share incentive plan. Decisions by our board of directors or a committee designated by our board of directors as to all matters arising in relation to the 2010 share incentive plan or its interpretation or effect are final and binding on all parties.

Termination

Unless terminated earlier, the 2010 share incentive plan will continue for a term of 10 years. Our board of directors has the authority to amend or terminate the 2010 share incentive plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any grantee of any options unless agreed by the grantee.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares as of the date of this prospectus and as adjusted to reflect the sale of the ADSs offered in this offering and the sale of Class A ordinary shares by Telstra International to General Atlantic, Apax, Next Decade and Digital Link Investments Limited, or Digital Link, or the Telstra Private Placement, for:

•	each person known to us to own beneficially more than 5.0% of our ordinary shares;

•	our directors and executive officers as a group; and

•	each selling shareholder participating in this offering.

							Percentage
							of votes
	Ordinary shares				Ordinary shares		held
	beneficially owned		Ordinary shares to be		beneficially owned		after this
	prior to this offering (1)		sold in this offering (1)(2)		after this offering (1)(2)		offering (1)
	Number (3)	Percent (3)	Number (3)	Percent (3)	Number (3)	Percent (3)	Percent (3)

Principal and Selling Shareholders:
Telstra International Holdings Limited (4)	40,747,044	50.5%	7,304,008	9.1%	—	—	—
Media Partner Technology Limited (5)	11,355,645	14.1%	—	—	11,355,645	13.9%	34.5%
Next Decade Investments Limited (5)(13)	11,985,145	14.9%	—	—	14,849,345	18.2%	37.3%
IDG Technology Venture Investment, Inc. and its affiliates (6)	10,184,405	12.6%	3,441,288	4.3	6,743,117	8.3%	5.2%
General Atlantic Mauritius Limited (7)(13)	—	—	—	—	15,347,720	18.8%	4.7%
Apax (8)(13)	—	—	—	—	15,347,720	18.8%	4.7%
Directors and Executive Officers (9):
Mr. Mo (10)	23,588,290	29.3	—	—	26,452,490	32.4%	72.5%
Shan Li (11)	2,770,985	3.4	—	—	2,869,749	3.5%	8.4%
Quan Zhou(12)	*	*	—	—	*	*	*
Bruce J. Akhurst	*	*	*	*	—	—	—
John Stanhope	*	*	*	*	—	—	—
Jeff Xuesong Leng(7)	—	—	—	—	15,347,720	18.8%	4.7%
Thomas Nicholas Hall (8)	—	—	—	—	15,347,720	18.8%	4.7%
Richard Jiangong Dai	*	*	—	—	*	*	*
Lanying Guan	*	*	—	—	*	*	*
Jian Liu	*	*	—	—	*	*	*
All directors and executive officers as a group	27,565,525	34.2%	*	*	61,223,929	75.0%	90.7%

*	Less than 1.0% of total outstanding shares.

(1)	Telstra International has agreed to sell 15,347,720 Class A ordinary shares to General Atlantic, 15,347,720 Class A ordinary shares to Apax, 888,888 Class A ordinary shares to Next Decade, one of our corporate shareholders, which is held in an irrevocable discretionary trust established by Mr. Mo, our founder and executive chairman, and 98,764 Class A ordinary shares to Digital Link, a company wholly owned by Shan Li, a director of our company, in the Telstra Private Placement, subject to certain conditions. In the event the underwriters of this offering fail to exercise their over-allotment option under the underwriting agreement, Telstra International has agreed to sell to General Atlantic and Apax, and General Atlantic and Apax have agreed to buy from Telstra International, 879,972 and 879,972 additional Class A ordinary shares, respectively, at the initial public offering price in a transaction exempt from registration under the Securities Act. See “Certain Relationships and Related Party Transactions—Telstra Private Placement.”

(2)	Assumes that the underwriters have not exercised their over-allotment option.

(3)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares subject to options exercisable by such person within 60 days after the date of this prospectus. The calculation of this number also assumes the conversion of the shares of all of our existing shareholders, except IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P., into Class B ordinary shares immediately prior to the closing of this offering.

(4)	Telstra International, a Bermuda company, is wholly owned by Telstra Holdings Proprietary Limited, which is in turn wholly owned by Telstra Corporation Limited, a company listed on the Australian Stock Exchange and the New Zealand Stock Exchange. The address of Telstra International is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

(5)	All of the shares of Media Partner, a British Virgin Islands company, and Next Decade, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo, our founder and executive chairman. The address of Media Partner and Next Decade is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. See note (10) below.

(6)	IDG Technology, a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc. The address of IDG Technology is 5 Speen Street, Framingham MA 01701, U.S.A. On March 26, 2010, IDG Technology transferred 5,344,856 ordinary shares and 246,582 ordinary shares to IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P., respectively. Upon conversion of our ordinary shares into Class A and Class B ordinary shares, IDG Technology will hold 4,592,967 Class B ordinary shares, and IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P., together, will hold 5,591,438 Class A ordinary shares. 15,264 Class A ordinary shares are held indirectly by Quan Zhou, our director, through IDG-Accel China Capital Investors L.P. IDG-Accel China Capital L.P. is a Cayman Islands exempted limited partnership located at Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands and is a fund affiliated with IDG Technology. IDG-Accel China Capital Investors L.P. is a Cayman Islands exempted limited partnership located at Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands and is also a fund affiliated with IDG Technology.

(7)	Includes 15,347,720 Class A ordinary shares that General Atlantic has agreed to purchase from Telstra International in the Telstra Private Placement. General Atlantic GenPar (Mauritius) Limited, or GenPar, controls the management of General Atlantic by virtue of its ownership of a majority of General Atlantic’s voting shares. General Atlantic LLC owns all the shares of GenPar. There are twenty-four managing directors of General Atlantic LLC. Upon consummation of the Telstra Private Placement, Jeff Xuesong Leng, a managing director of General Atlantic LLC, will be appointed to our board of directors. Jeff Xuesong Leng disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. See “Certain Relationships and Related Party Transactions—Telstra Private Placement.” The mailing address of General Atlantic is 6th Floor, Tower A, 1 CyberCity, Ebene, Mauritius.

(8)	Includes 3,846,216 Class A ordinary shares, 7,242,737 Class A ordinary shares and 4,258,767 Class A ordinary shares that each of Hunt 7-A Guernsey L.P. Inc, Hunt 7-B Guernsey L.P. Inc and Hunt 6-A Guernsey L.P. Inc has agreed to purchase from Telstra International in the Telstra Private Placement. Hunt 7-A GP Limited controls the management of Hunt 7-A Guernsey L.P. Inc by virtue of its limited partnership agreement; Hunt 7-B GP Limited controls the management of Hunt 7-B Guernsey L.P. Inc by virtue of its limited partnership agreement and Hunt 6-A GP Limited controls the management of Hunt 6-A Guernsey L.P. Inc by virtue of its limited partnership agreement. Upon consummation of the Telstra Private Placement, one Apax designee, Thomas Nicholas Hall, will be appointed to our board of directors. Such Apax designee disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. See “Certain Relationships and Related Party Transactions—Private Placement.” The mailing address of each Apax entity is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ.

(9)	The address of our current directors and executive officers is c/o 8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044 China.

(10)	Includes 11,985,145 ordinary shares held by Next Decade, 11,355,645 ordinary shares held by Media Partner and 247,500 ordinary shares subject to options exercisable by Mr. Mo within 60 days after the date of this prospectus. The equity interests of Mr. Mo, our founder and executive chairman, in Next Decade and Media Partner are held in two irrevocable discretionary trusts established by Mr. Mo for the benefit of his designated family members. Mr. Mo, as a part of his estate planning, through an irrevocable discretionary family trust arrangement, transferred to this family trust all of his equity ownership in Next Decade, which holds of record an aggregate of 11,985,145 ordinary shares of our share capital. Mr. Mo established this family trust by a deed of settlement, dated June 8, 2006, as amended, as the ultimate holder of the ordinary shares held of record by Next Decade. The family trust has been established for the benefit of Mr. Mo’s designated family members, including a corporate entity wholly-owned and controlled by one of his family members, as well as other persons and corporations that may be so designated under the deed of settlement, and has a trust period of 100 years unless earlier terminated by the trustee subject to any applicable rule against perpetuities. Mr. Mo continues to act as the protector of the trust. Credit Suisse Trust Limited acts as the trustee of the trust.

In addition, Mr. Mo, as a part of his estate planning, through a similar irrevocable discretionary family trust arrangement, transferred to his family trust all of his equity ownership in Media Partner, which holds of record an aggregate of 11,355,645 ordinary shares of our share capital. Mr. Mo established this family trust by a deed of settlement, dated April 16, 2010, as the ultimate holder of the ordinary shares held of record by Media Partner. The family trust has been established for the benefit of Mr. Mo’s designated family members, including a corporate entity wholly-owned and controlled by one of his family members, as well as other persons or corporations that may be so designated under the deed of settlement, and has a trust period of 150 years unless earlier terminated by the trustee subject to any applicable rule against perpetuities. Mr. Mo continues to act as the protector of the trust. Deutsche Bank International Trust Co. (Cayman) Limited acts as the trustee of the trust.

Upon the closing of the Telstra Private Placement, which will occur simultaneously with the closing of this offering, Next Media will also acquire 888,888 Class A ordinary shares from Telstra International.

(11)	Includes 2,770,985 ordinary shares held by Digital Link, a British Virgin Islands company, which is wholly owned by Mr. Shan Li, a director of our Company. The address of Digital Link is Apt 3B, Taggart Tower, 109 Repulse Bay Road, Hong Kong. Upon the closing of the Telstra Private Placement, which will occur simultaneously with the closing of this offering, Digital Link will also acquire 98,764 Class A ordinary shares from Telstra International.

(12)	Includes ordinary shares held by IDG-Accel China Capital Investors L.P., a Cayman Islands exempted limited partnership, which is partially owned by Mr. Quan Zhou, a director of our Company. The address of IDG-Accel China Capital Investors L.P. is Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands. IDG-Accel China Capital Investors L.P. is a fund affiliated with IDG Technology.

(13)	In connection with the Telstra Private Placement, General Atlantic and Apax granted Next Decade an option to purchase 987,656 Class A ordinary shares from each of General Atlantic and Apax, if the Telstra Private Placement is consummated at the initial offering price as disclosed on the cover of this prospectus. The option will expire on the second anniversary of the completion of the Telstra Private Placement and may only be exercised in full and not in part. The exercise price for the option is the initial public offering price of each Class A ordinary share, plus 5.0% per annum on such price, to the date of exercise. The number of shares subject to the options and the exercise price are subject to customary anti-dilution adjustments. If the closing of this offering has not occurred on or before September 30, 2010 (or the date that is three business days after September 30, 2010 if an underwriting agreement has been entered into in the three business days prior to September 30, 2010 and is not terminated), the Telstra Private Placement contemplates an alternative pricing for the private sale as disclosed in the section entitled “Certain Relationships and Related Party Transactions — Telstra Private Placement — Share Purchase Agreement.”

As of the date of this prospectus, approximately 0.5% of our outstanding ordinary shares were held by one record holder with an address in the United States.

Upon the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share; and holders of Class B ordinary shares will be entitled to 10 votes per share. Only Class A ordinary shares represented by our ADSs will be offered and sold in this offering. Except for IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P., all of our existing shareholders will hold Class B ordinary shares upon the closing of this offering and may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. Until the closing date of this offering, we may also have a class of non-voting ordinary shares outstanding related to the exercise of certain option grants. Such non-voting ordinary shares will automatically convert into Class A ordinary shares on a 1:1 basis upon the closing of this offering. See “Description of Share Capital” for a more detailed description of our Class A ordinary shares, Class B ordinary shares and non-voting ordinary shares.

Telstra Private Placement

On August 13, 2010, Telstra International, a holder of 54.3% of our outstanding share capital and a selling shareholder in this offering, entered into a share purchase agreement with

General Atlantic, Apax, Next Decade and Digital Link. Pursuant to the share purchase agreement, Telstra International agreed to sell to General Atlantic, Apax, Next Decade and Digital Link 15,347,720 Class A ordinary shares, 15,347,720 Class A ordinary shares, 888,888 Class A ordinary shares and 98,764 Class A ordinary shares, respectively, in a private sale at the initial public offering price, subject to certain conditions. The investments by General Atlantic, Apax, Next Decade and Digital Link are being made pursuant to transactions exempt from registration under the Securities Act. The closing of the Telstra Private Placement will occur simultaneously with the closing of this offering. If the closing of this offering has not occurred on or before September 30, 2010 (or the date that is three business days after September 30, 2010 if an underwriting agreement has been entered into in the three business days prior to September 30, 2010 and is not terminated), the Telstra Private Placement contemplates an alternative pricing for the private sale as disclosed in the section entitled “Certain Relationships and Related Party Transactions—Telstra Private Placement—Share Purchase Agreement.” See “Certain Relationships and Related Party Transactions—Telstra Private Placement.”

Except as disclosed in this prospectus, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Shareholders’ Agreement

On August 31, 2006, our shareholders, Telstra International, Next Decade, Media Partner, Digital Link Investments Limited, Mr. Mo, Mr. Shan Li, Mr. Dai and IDG Technology Venture Investment Inc., or the Shareholders, entered into a shareholders’ agreement to govern the appointment of directors, the frequency of board meetings and the provision of information to shareholders. Pursuant to the shareholders’ agreement, the Shareholders also agreed not to transfer or encumber their shares without the prior written consent of the other Shareholders. However, intra-group transfers to any Shareholder’s 100% holding company or its wholly-owned subsidiaries or wholly-owned subsidiaries of its holding company are permitted upon prior written notice to the other Shareholders.

Under the terms of the shareholders’ agreement, holders of registrable securities have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares or other securities in connection with the public offering of such securities solely for cash, but excluding any registration relating solely to the sale of securities to participants in any of our stock plans or a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities.

Registrable securities include our ordinary shares held by the Shareholders or issuable to them upon conversion of any other securities convertible into our ordinary shares. Prior to the filing of any registration statement we must notify all Shareholders in writing and provide them with an opportunity to include in such registration statement all or any part of the registrable securities held by them. If any of the offerings involves an underwriting, we will not be required to include any registrable security of a holder in such underwriting unless such holder accepts the terms of the underwriting as agreed upon between us and the underwriter(s) selected by us and enters into an underwriting agreement in customary form with the underwriter(s) selected by us. The managing underwriter of any such offering has certain rights to limit the number of our ordinary shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to our initial public offering pursuant to the “piggyback” registration rights may not be reduced to less than 30% of the aggregate securities included in such offering. If a Shareholder disapproves of the terms of any such underwriting, it may withdraw from the underwriting by providing written notice to us and any underwriters at least 10 business days prior to the effective date of the registration statement. If such Shareholder decides not to include its registrable securities in such registration statement, such Shareholder will continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by us with respect to future offerings of securities.

The foregoing piggyback registration rights will terminate, with respect to any Shareholder, after the earlier of:

•	three years after the effective date of this offering; or

•	such time at which all registrable securities held by such holder can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act.

Upon the completion of an initial public offering registered under the Securities Act with a valuation of our company of at least US$500,000,000 immediately prior to the offering (or a similar public offering of our ordinary shares in another jurisdiction with similar valuation), the shareholders’ agreement, except the provisions governing “piggyback” registration rights and termination of the agreement, will automatically terminate.

The ordinary shares, including ADSs representing our ordinary shares, registered pursuant to the registration statement on Form F-1, of which this prospectus forms a part, represents the maximum number of the ordinary shares to be offered in this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Structure Contracts

To comply with applicable PRC laws, rules and regulations, we conduct our operations in China through Structure Contracts entered into among two of our wholly-owned PRC subsidiaries, SouFun Media and SouFun Network, and 11 consolidated controlled entities: Beijing Internet, Beijing Advertising, Beijing China Index, Beijing Technology, Beijing JTX Technology, Tianjin JTX Advertising, Shanghai Advertising, Shanghai China Index, Shanghai Advertising, Beijing Li Tian Rong Ze and Tianjin Xin Rui. See “Our History and Corporate Structure—Structure Contracts.”

Telstra Private Placement

Share Purchase Agreement

On August 13, 2010, Telstra International, one of our significant shareholders and a selling shareholder in this offering, entered into a share purchase agreement with General Atlantic, Apax, Next Decade, the shares of which were held in an irrevocable discretionary family trust established by Mr. Mo, our founder and executive chairman, and Digital Link. Pursuant to the share purchase agreement, Telstra International has agreed to sell to General Atlantic, Apax, Next Decade and Digital Link, and General Atlantic, Apax, Next Decade and Digital Link have agreed to buy from Telstra International, 15,347,720 Class A ordinary shares, 15,347,720 Class A ordinary shares, 888,888 Class A ordinary shares and 98,764 Class A ordinary shares, respectively, in a private sale at the initial public offering price. The investments by General Atlantic, Apax, Next Decade and Digital Link are being made pursuant to transactions exempt from registration under the Securities Act. The closing of the Telstra Private Placement will occur simultaneously with the closing of this offering.

The closing of the Telstra Private Placement is subject to closing conditions, including the consummation of this offering and the condition that the initial public offering price is not in excess of an agreed maximum price per Class A ordinary share. Furthermore, each of General Atlantic’s and Apax’s obligations to purchase Class A ordinary shares is conditioned on (i) we having not proposed, declared or paid any dividends other than those already declared and disclosed at the signing of the Telstra Private Placement, and (ii) Next Decade purchasing Class A ordinary shares at closing as provided in the share purchase agreement.

In the event the underwriters of this offering fail to exercise their over-allotment option under the underwriting agreement, Telstra International has agreed to sell to General Atlantic and Apax, and General Atlantic and Apax have agreed to buy from Telstra International, 879,972 and 879,972 additional Class A ordinary shares, respectively, at the initial public offering price on an unregistered basis pursuant to an available exemption under the Securities Act. In the event the underwriters partially exercise such over-allotment option, Telstra International’s sale of the Class A ordinary shares, relating to the unexercised portion of the over-allotment option, to General Atlantic and Apax will be on a pro rata basis.

To the extent Apax does not purchase the Class A ordinary shares contemplated to be purchased by it pursuant to the Telstra Private Placement, each of General Atlantic and Next Decade has the option to elect to purchase 50.0% of such shares at a price equal to the initial public offering price. To the extent General Atlantic does not purchase the Class A ordinary shares contemplated to be purchased by it under the share purchase agreement, Apax and Next Decade each has a corresponding right with respect to shares not purchased by General Atlantic.

Alternatively, if the closing of this offering has not occurred on or before September 30, 2010 (or the date that is three business days after September 30, 2010 if an underwriting agreement has been entered into in the three business days prior to September 30, 2010 and is not terminated), subject to certain conditions, Telstra International has agreed to sell to General Atlantic, Apax, Next Decade and Digital Link, and General Atlantic, Apax, Next Decade and Digital Link have agreed to buy from Telstra International, 19,862,956 Class A ordinary shares, 19,862,956 Class A ordinary shares, 919,020 Class A ordinary shares and 102,112 Class A ordinary shares, respectively, at a price per Class A ordinary share based on a valuation of 100% of us at US$810 million, or the Alternative Price, on the fourteenth day after the later of (i) September 30, 2010; (ii) three business days after September 30, 2010 if an underwriting agreement has been entered into in the three business days prior to September 30, 2010 and is not terminated; and (iii) a mutually agreed later date.

Under this alternative plan, similarly, to the extent Apax does not purchase the Class A ordinary shares contemplated to be purchased by it, each of General Atlantic and Next Decade has the option to elect to purchase 50.0% of such shares at the Alternative Price; to the extent General Atlantic does not purchase the Class A ordinary shares contemplated to be purchased by it, each of Apax and Next Decade has a corresponding right to shares not purchased by General Atlantic.

Call Option Agreements

Pursuant to call option agreements dated August 13, 2010, each of General Atlantic and Apax has granted Next Decade an option to purchase 987,656 Class A ordinary shares, if the Telstra Private Placement is consummated at the initial offering price, or 1,021,132 Class A ordinary shares, if the Telstra Private Placement is consummated at the Alternative Price, from General Atlantic or Apax, as applicable. The option will expire on the second anniversary of the closing of the Telstra Private Placement and may only be exercised in full, but not in part. The exercise price for the option is the initial public offering price plus 5.0% per annum of the initial public offering price, if the Telstra Private Placement is consummated at the initial offering price, or the Alternative Price plus 5.0% per annum of the Alternative Price, if the Telstra Private Placement is consummated at the Alternative Price, calculated on the basis of the actual number of days elapsed from the date of closing of the Telstra Private Placement to the date of closing of the call option agreement, computed on the basis of a 365-day year. The number of shares subject to the option and the exercise price are subject to customary anti-dilution adjustments.

Investor’s Rights Agreement

In connection with the Telstra Private Placement, we entered into an investor’s rights agreement with General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010, or the Investor’s Rights Agreement. Under the Investor’s Rights Agreement, we have agreed that, immediately after the closing of this offering, we will create two vacancies on our board of directors and will appoint a director designated by Apax to fill one vacancy and a director designated by General Atlantic to fill the other vacancy. In addition, we have agreed that so long as General Atlantic and its affiliates own at least 10.0% of our outstanding Class A ordinary shares, General Atlantic will be permitted to designate one nominee to our board of directors at each shareholder meeting at which members of our board of directors are elected and we will cause the General Atlantic nominee to be elected. Apax has a corresponding right to designate one nominee to our board of directors. A designee of either General Atlantic and Apax will also serve on our audit committee, compensation committee and nomination and corporate governance committee or, if it is unable to meet all requirements under applicable laws, rules and regulations, be permitted to participate as a non-voting observer. Under the Investor’s Rights Agreement, subject to certain limited exceptions, each of General Atlantic and Apax has agreed not to dispose of any Class A ordinary shares purchased in the Telstra Private Placement for 180 days following the consummation of this offering and has agreed that it will not transfer more than 5.0% of our share capital to a competitor of ours without the prior written consent of our board of directors. Each of General Atlantic, Apax, Next Decade, Media Partner and Digital Link will have a right of first refusal if one of the other parties proposes to sell more than 10.0% of our share capital in a single private transaction or a series of related private transactions. Moreover, in the event that we propose to issue any additional securities in the form of capital stock or convertible debt for the primary purpose of raising equity capital, we will offer each of General Atlantic and Apax the right to purchase its pro rata share of such additional securities on the same terms as the additional securities are to be issued, at least 15 business days prior to the consummation of such transaction. In the event we receive a formal acquisition proposal, we must notify General Atlantic and Apax of such proposal and General Atlantic and Apax will have 15 business days to submit an alternative proposal. We have made certain representations and warranties to each of General Atlantic and Apax regarding our business and the accuracy of the disclosure included in the registration statement on Form F-1, of which this prospectus forms a part, and the private placement memorandum related to the Telstra Private Placement. We have also agreed to indemnify General Atlantic and Apax for any losses up to US$20.0 million each (or, in the event of fraud or willful or intentional misconduct, up to the aggregate purchase price paid under the Share Purchase Agreement by General Atlantic or Apax, as applicable) arising out of any breach by us of any representations, warranties or covenants contained in the Investor’s Rights Agreement. The Investor’s Rights Agreement will terminate automatically if the share purchase agreement is terminated prior to closing of the Telstra Private Placement or upon entry into a new shareholders’ agreement among General Atlantic, Apax, Next Decade, Media Partner, Digital Link and other shareholders of the Company following the termination of the offering.

Registration Rights Agreement

We also entered into a registration rights agreement with General Atlantic and Apax dated August 13, 2010, or the Registration Rights Agreement. Under the Registration Rights Agreement, beginning 180 days after the consummation of this offering, each of General Atlantic and Apax will have demand registration rights pursuant to which we will be required to effect the registration of all or a portion of General Atlantic’s and/or Apax’s Class A ordinary shares, provided that the aggregate price of registrable securities to be sold to the public is expected to equal or exceed US$20.0 million. Each of General Atlantic and Apax will be entitled to a total of two demand registrations (registrations to be effected under a registration statement on Form F-3 are not counted as demand registrations). We will not be required to effect a demand registration within any six-month period following the effective date of any registration statement pertaining to Class A ordinary shares or ADSs (other than certain registration statements on Form F-4 or with respect to any employee benefit plan).

We will have the right to preempt any demand registration with a primary registration, in which case General Atlantic and Apax will have incidental registration rights as described below. Once we are eligible to use Form F-3, General Atlantic and Apax will have the right to require us to register its Class A ordinary shares on a Form F-3. We will not be required to comply with any demand to file a Form F-3 in certain circumstances, including if the aggregate proceeds expected to be received from the sale of securities requested to be included in the Form F-3 is less than US$5.0 million or if we have effected two registrations on Form F-3 within the last 12 months pursuant to a request by General Atlantic or Apax under the

Registration Rights Agreement. We have agreed to pay certain expenses in connection with any demand or Form F-3 registration.

General Atlantic and Apax also have the right to request that their Class A ordinary shares be included in any registration of our Class A ordinary shares, other than registrations on Form F-4 or S-8 or in compensation or acquisition-related registrations. In addition, the underwriters may, for marketing reasons, cut back all or a part of the shares General Atlantic or Apax have requested to be registered in any incidental registration and we will have the right to terminate any registration we initiated prior to its effectiveness regardless of any request for inclusion by the holders. The Registration Rights Agreement will terminate automatically if the share purchase agreement is terminated prior to closing of the Telstra Private Placement.

Options Exercise Agreement

On August 12, 2010, Telstra International, one of our significant shareholders, entered into an options exercise agreement with us and Mr. Mo, our founder and executive chairman. Pursuant to the options exercise agreement, Telstra International decided to exercise its options in exchange for 20,882 of our non-voting ordinary shares by means of net-share settlement. Pursuant to this agreement, Telstra International became the holder of an additional 20,882 of our non-voting ordinary shares and no longer holds any options. Upon the closing of this offering, such non-voting ordinary shares will automatically convert into Class A ordinary shares on a 1:1 basis.

Loan Agreements with Shareholders of Our Consolidated Controlled Entities

SouFun Media and SouFun Network extended loans to Mr. Mo and Mr. Dai for the purpose of making contributions to the registered capital of our consolidated controlled entities. These loans were documented pursuant to a series of loan agreements dated between May 9, 2004 and March 25, 2010. Mr. Mo and Mr. Dai have agreed that, upon our request, they will repay the loans by means of transferring their entire respective equity interests in our consolidated controlled entities to SouFun Media or SouFun Network, as the case may be, or another entity designated by SouFun Media or SouFun Network, when permitted by applicable PRC laws, rules and regulations. Although there are no specified terms on repayment of the loans, the loans will automatically terminate upon the closing of such equity transfer. If and when Mr. Mo and Mr. Dai terminate their employment with us, they have agreed to transfer their entire respective equity interests in our consolidated controlled entities to SouFun Media or SouFun Network, as the case may be, or another entity designated by SouFun Media or SouFun Network.

Related Party Loans and Other Payments

We have entered into loan agreements with, and have paid commitment deposits to, certain of our related parties for the purpose of securing future online marketing and listing business from these related parties. These related parties include Mr. Mo, our founder and executive chairman, Mr. Dai, our president and chief executive officer, who will become a director of our company immediately following the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part, as well as companies owned by one or both of them, such as Hengshui, which is a PRC real estate development company 51%-owned by Mr. Mo and 49%-owned by independent third parties, and Dong Fang Xi Mei, a PRC company 80.0%-owned by Mr. Mo and 20%-owned by Mr. Dai. Mr. Dai is also Mr. Mo’s nephew.

Some of our loans to Mr. Mo and Mr. Dai were extended for the purpose of establishing new entities to expand our business operations, for which Mr. Mo and Mr. Dai were to serve as nominee shareholders, but our plans to use these entities were subsequently cancelled. We made loans of nil, US$279,000, US$326,000 and US$12,000 in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively, to Mr. Mo. Mr. Mo repaid US$179,000, US$292,000, US$198,000 and nil in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively. We made additional loans to Mr. Dai of nil, US$272,000, US$264,000 and nil in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively. Mr. Dai repaid nil, US$317,000, US$235,000 and nil in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively. All outstanding director loan amounts were repaid in July 2010.

Recently, we have observed instances in China where real estate sales agents provided commitment deposits to property developers in order to secure a role as the exclusive sales agent for specific projects of the property developers. We believe securing the exclusive provision of online marketing or listing services is helpful for us to maintain or increase our market share. Accordingly, we have occasionally provided commitment deposits to selected customers after careful evaluation. For example, we will only consider providing commitment deposits to customers who have the authority to appoint us as an exclusive provider of online marketing or listing services for a particular property project.

In 2009, we arranged an entrusted loan of US$7.3 million to Hengshui, a PRC property developer, through the Bank of Communications in China with the intention of providing commitment deposits to Hengshui to secure future online marketing and listing business from Hengshui. The loan to Hengshui bore an interest rate of 10.0%. In 2009 and during the six months ended June 30, 2010, Hengshui repaid us US$637,000 and US$6,693,000, respectively, on the principal of the loan through Bank of Communications in China and we received US$85,000 and US$305,000, respectively, in interest. The loan to Hengshui matured and was repaid on May 5, 2010.

On May 4, 2010, we paid a deposit of RMB50 million (US$7.3 million) for the purpose of providing commitment deposits to Hengshui to secure our role as the exclusive future online marketing and listing service provider for Hengshui. This deposit is interest-free and will remain outstanding after this offering. The deposit will be repaid six months after the date of receipt of the deposit by Hengshui. The commitment deposit paid to Hengshui prior to completion of this offering was approved by our board of directors. Mr. Mo has also agreed to personally provide us with an indemnity against any losses resulting from the commitment deposit to Hengshui. As of the date of this prospectus, we have not received any revenues from marketing or listing services from the Hengshui project and plan to start providing such services no earlier than the fourth quarter of 2010 when the Hengshui project is expected to start selling its properties.

In February 2010, in order to facilitate our securing a role as the exclusive provider of online marketing services for the Hainan project of a Hainan property developer, we entered into a commitment deposit arrangement with Dong Fang Xi Mei for RMB15 million (US$2.2 million). At Dong Fang Xi Mei’s request, this commitment deposit was directly paid to the Hainan property developer in exchange for securing an exclusive web promotion technical service contract for us for the Hainan project. This deposit was interest-free and was not secured by any collateral or security interest. Dong Fang Xi Mei was the exclusive sales agent for the Hainan project of the Hainan property developer, an independent third party.

In conjunction with the implementation of improvements and remedial measures to our internal control system recommended by Union Strength, we aimed to strengthen our procedures for the authorization and approval of related-party transactions and, accordingly, reduce the number of related-party transactions in preparation for this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” Accordingly, we sought and reached an agreement to terminate our agreement with Dong Fang Xi Mei. Pursuant to a termination agreement dated July 5, 2010 with Dong Fang Xi Mei, we and Dong Fang Xi Mei terminated our exclusive web promotion technical service contract, effective July 5, 2010, and on July 16, 2010, the commitment deposit we had paid to the Hainan property developer specified by Dong Fang Xi Mei was repaid to us by Dong Fang Xi Mei. Dong Fang Xi Mei terminated its engagement as the exclusive sales agent of the Hainan project of the Hainan property developer and no longer has any role in the Hainan project. The Hainan property developer subsequently selected Wei Ye as its exclusive sales agent. Wei Ye is a Beijing-based real estate sales agent that is not related to us. We have subsequently entered into an exclusive web promotion technical service contract with Wei Ye, and as part of the arrangement, we have agreed to provide a commitment deposit of up to RMB50 million (US$7.3 million) to Wei Ye, although the exact amount is subject to further negotiation between us and Wei Ye. After Wei Ye replaced Dong Fang Xi Mei, Wei Ye requested a larger commitment deposit of up to RMB50 million as it expected potentially higher spending on online marketing services in Hainan as property developers in Hainan may attempt to offset the impact of the government’s tightening measures on the Hainan property market by strengthening their marketing campaigns. After our evaluation, we believe an increase in the commitment deposit amount is justified to secure this business opportunity for us and we agreed to potentially increase the amount of the commitment deposit to up to RMB50 million, although the final amount remains subject to negotiations between us and Wei Ye. We do not expect to receive any security or interest on the commitment deposit to be paid to Wei Ye. See “—Other Related Party Transactions.”

As of June 30, 2010, there is one outstanding commitment deposit to a related party, Hengshui, and this deposit will be repaid by Hengshui on November 4, 2010. In order to eliminate any risk of loss to us arising from a non-payment by Hengshui during the course of our preparation for this offering, Mr. Mo has agreed to personally provide us with an unsecured indemnity against any loss resulting from this related-party commitment deposit. Going forward, in the interest of good corporate governance, we will not enter into any new commitment deposit or loan arrangements with related parties. As all our future commitment deposit arrangements will only be with non-related parties, Mr. Mo does not plan to indemnify any of our future commitment deposit arrangements.

While we have not historically specified the permissible scope of use of commitment deposits provided to our customers within the contracts granting these commitment deposits, going forward, we intend to specify that the commitment deposits paid to our customers must be applied towards the specified real estate development projects in order to fund their development, sales and marketing activities and general working capital, and may not be used to pay for marketing or listing services provided by us.

Other Related-Party Transactions

We have also entered into business contracts with certain of our related parties, including companies owned by Mr. Mo, our founder and executive chairman, and/or Mr. Dai, our president and chief executive officer, who is also Mr. Mo’s nephew. These related parties include Hengshui relating to its property projects in China and Dong Fang Xi Mei relating to a third-party property project in Hainan, China. As of the date of this prospectus, other than the interest income from Hengshui as a result of our loan to it as described in “—Related Party Loans and Other Payments” above, we have not received any other revenues from Hengshui. As of June 30, 2010, we have received US$0.4 million from our provision of marketing services in connection with the Hainan project that is the subject of the Dong Fang Xi Mei transaction.

Directors’ Proxy Agreement

In May 2004, Beijing Zhongfangzhi entered into a proxy agreement with us, under which Beijing Zhongfangzhi agreed to cause the directors it nominated to the board of Beijing Information to irrevocably entrust their rights of attending board meetings and casting votes to the directors nominated by us. Beijing Zhongfangzhi will nominate directors to the board of Beijing Information upon our consent, and the directors they nominate will vote in accordance with the instructions of the directors nominated by us on all material matters regarding corporate governance and liquidation of Beijing Information. The agreement will continue unless earlier terminated upon written consent by all parties to the agreement. The agreement is governed by the laws of China and disputes arising under the agreement will be resolved by binding arbitration in China.

Shareholders’ Agreement

See “Principal and Selling Shareholders—Shareholders’ Agreement.”

Stock Incentive Plan

See “Management—Share Options.”

DESCRIPTION OF SHARE CAPITAL

Upon the closing of this offering, an amended and restated memorandum and articles of association will replace our current memorandum and articles of association in their entirety. You may find our current memorandum and articles of association and our amended and restated memorandum and articles of association filed with the SEC as exhibits to the registration statement on Form F-1, of which this prospectus forms a part. Our amended and restated memorandum and articles of association will provide that, upon the closing of this offering, we will have two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares.

On August 4, 2010, our shareholders approved the reclassification and subdivision of our existing issued and paid-up share capital into Class A and Class B ordinary shares. Holders of Class A and Class B ordinary shares will have the same rights except for voting and conversion rights, as described in the following paragraphs. Immediately following the closing of this offering, our authorized share capital will consist of 600,000,000 shares, par value of HK$1.00 per share, of which 49,007,482 shares, or 50,767,426 shares if the underwriters exercise in full their over-allotment option to purchase additional ADSs, will be designated as Class A ordinary shares and 25,298,329 shares, or 25,298,329 shares if the underwriters exercise in full their over-allotment option to purchase additional ADSs, as Class B ordinary shares.

We were incorporated as an international business company in the British Virgin Islands on June 18, 1999 and changed our corporate domicile to the Cayman Islands on June 17, 2004 as an exempted company with limited liability under the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Cayman Companies Law. Our objects and purpose are unrestricted and shall include, but without limitation: (a) to act and to perform all the functions of a holding company in all its branches and to co-ordinate the policy and administration of any subsidiary company or companies carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by the Company; (b) to act as an investment company and for that purpose to acquire and hold upon any terms and, either in the name of the Company or that of any nominee, shares, stock, debentures, debenture stock, annuities, notes, mortgages, bonds, obligations and securities, foreign exchange, foreign currency deposits and commodities, issued or guaranteed by any company, or by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, by original subscription, tender, purchase, exchange, underwriting, participation in syndicates or in any other manner and whether or not fully paid up, and to make payments thereon as called up or in advance of calls or otherwise and to subscribe for the same, whether conditionally or absolutely, and to hold the same with a view to investment, but with the power to vary any investments, and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof, and to invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may be from time to time determined. These objects and purpose can be found in paragraphs three through six of our amended and restated memorandum and articles of association. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business outside the Cayman Islands;

•	is exempted from certain requirements of the Cayman Companies Law, including the filing of an annual return of its shareholders with the Registrar of Companies;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

Our affairs are governed by our amended and restated memorandum and articles of association and the Cayman Companies Law. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Cayman Companies Law insofar as they relate to our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which have been filed as exhibits to the registration statement of which this prospectus is a part.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. You, as holders of our ADSs, will not be treated as our shareholders and you must surrender your ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares underlying your ADSs. Under the terms of the deposit agreement, the depositary has agreed, subject to certain legal and contractual limitations, to exercise certain shareholder rights on your behalf and on behalf of other holders of our ADSs. See “Description of American Depositary Shares—Voting Rights.”

General

Upon the closing of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights as described below. All of our outstanding ordinary shares are fully paid and non-assessable. Ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

General Meetings

We may call an annual general meeting and any extraordinary general meeting by not less than 10 days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated articles of association or the terms of issue of the shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors and our Directors. Currently, the terms of issue of our existing shares and our amended and restated articles of association do not provide for any circumstances where our shareholders will not receive notices of annual general meetings or any extraordinary general meetings. General meetings may be called only by the chairman of our board of directors or a majority of our board of directors and may not be called by any other person. Notices of general meetings must include the general nature of business to be considered at any extraordinary general meeting or any matter to be considered at any annual general meeting other than with respect to: (1) declarations of dividends; (2) the adoption of our financial statements and related reports of directors and auditors; (3) the election of directors; (4) the appointment of auditors and other officers; (5) the fixing of the remuneration of the auditors and directors; (6) our authority to grant options over or dispose of our unissued shares representing not more than 20.0% of the nominal value of our share capital; and (7) our ability to repurchase our securities.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95.0% in nominal value of the ordinary shares giving that right.

The shareholders present in person or by proxy that represent not less than a majority of our issued and outstanding voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors will be the chairman presiding at any of our shareholders meetings.

A corporation being a shareholder will be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative will be entitled to exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “—Modification of Rights” below.

Conversion of Class B Ordinary Shares

Each Class B ordinary share will be convertible into one Class A ordinary share at any time by its holder. Class A ordinary shares will not be convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by its holder to any person or entity which is not an affiliate of such holder (as defined in our amended and restated articles of association), such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares.

Until the closing date of this offering, we may also have a class of non-voting ordinary shares outstanding related to the exercise of certain option grants. Immediately upon the completion of this offering, each issued and outstanding non-voting ordinary share, if any, will automatically be converted into one Class A ordinary share, and all stock options exercisable into non-voting ordinary shares will automatically become exercisable into Class A ordinary shares.

Voting Rights Attaching to the Shares

All of our shareholders have the right to receive notice of general meetings and to attend, speak and vote at such meetings. In respect of matters requiring shareholders’ vote, each Class A ordinary share will be entitled to one vote, each Class B ordinary share will be entitled to 10 votes, and our non-voting ordinary shares, which may be outstanding prior to the closing of this offering, will not be entitled to any vote. A shareholder may participate at a general meeting in person, by proxy or by telephonic conference or other communications equipment by means of which all the shareholders participating in the general meeting can communicate with each other. A poll may be demanded by our chairman or any shareholder holding at least 50.0% of the issued shares of a class given a right to vote at the meeting, present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital and canceling any shares. Our amended and restated memorandum and articles of association also permit our board to issue additional classes of shares that may have superior voting rights to our existing shares.

No shareholder will be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a clearing house or depositary (or its nominee) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization must specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or depositary (or its nominee) as if such person was the registered holder of our shares held by that clearing house or depositary (or its nominee) including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware law that cumulative voting for the election of directors be permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provision in our amended and restated articles of association to allow cumulative voting for such elections.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court may direct.

Any shareholder may petition the Grand Court of the Cayman Islands, which may make a winding-up order if the court is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order: (1) an order regulating the conduct of our affairs in the future; (2) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do; (3) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the court may direct; or (4) an order providing for the purchase of the ordinary shares of any shareholders by other shareholders or by ourselves and, in the case of a purchase by ourselves, a reduction of our capital accordingly.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case-law precedents, which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge: (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares: (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess will be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively; and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets will be distributed so that, as nearly as may be, the losses will be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may, with the sanction of our special resolution and any other sanction required by the Cayman Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they will consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division will be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator thinks fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

The rights granted to shareholders are specified in our amended and restated memorandum and articles of association, and, except with respect to share capital (as described below), alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Cayman Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated articles of association relating to general meetings will apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting will be a person or persons together holding (or represented by proxy) not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class will be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares will not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution may prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled subject to the provisions of the Cayman Companies Law;

•	sub-divide our shares or any of them into shares of a smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Cayman Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights over or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and, without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Cayman Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated articles of association, any of our shareholders may transfer all or any of his shares by an instrument of transfer in the usual or common form, in a form prescribed by the New York Stock Exchange or in any other form which our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer is lodged with us accompanied by the certificate for the share to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us for such registration.

If our directors refuse to register a transfer they will, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirements of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers will not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Cayman Companies Law and our amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Cayman Companies Law, our amended and restated memorandum and articles of association and any applicable requirements imposed from time to time by the New York Stock Exchange, the SEC or any other recognized stock exchange on which our securities are listed.

Dividends

Subject to the Cayman Companies Law, we may in a general meeting declare dividends in any currency to be paid to our shareholders but no dividends may exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits that our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Cayman Companies Law.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide (1) all dividends will be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls will be treated for this purpose as paid up on that share and (2) all dividends will be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or other monies payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise.

No dividend or other money payable by us on or in respect of any share will bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, we or our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled to such allotment will be entitled to elect to receive such dividend (or part of such dividend if our shareholders so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant will, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and will be sent at his or their risk. Payment of the check or warrant by the bank on which it is drawn will constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of us until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, will revert to us.

Whenever our directors or our shareholders in a general meeting have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid-up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments will be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment will be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the New York Stock Exchange has been notified of such intention.

The net proceeds of any such sale will belong to us, and when we receive these net proceeds we will become indebted to the former shareholder for an amount equal to such net proceeds.

History of Securities Issuances and Cancellations

The following is a summary of our securities issuances and cancellations during the past three years:

Options.  We have granted to certain of our directors, executive officers, employees and their affiliated entities options to purchase Class A, Class B or non-voting ordinary shares. As of June 30, 2010, there are outstanding options to purchase 2,429,500 Class A ordinary shares, 3,315,500 Class B ordinary shares and 3,819,050 non-voting ordinary shares. See “Management—Share Options.”

In addition, on August 12, 2009, we repurchased 88,000 ordinary shares from Phillip Edward Jennings, a former director of us. These ordinary shares were cancelled upon repurchase.

On August 4, 2010, Media Partner exercised all of its 1,125,000 outstanding and vested stock options to purchase 1,125,000 Class B ordinary shares at an exercise price ranging from US$0.13 per share to US$0.64 per share for an aggregate purchase consideration of US$307,500.

Pursuant to an options exercise agreement dated August 12, 2010, Telstra International, one of our significant shareholders, decided to exercise its options in exchange for 20,882 of our non-voting ordinary shares by means of net-share settlement. Pursuant to this agreement, Telstra International became the holder of an additional 20,882 of our non-voting ordinary shares and no longer holds any options. Upon the closing of this offering, such non-voting ordinary shares will automatically convert into Class A ordinary shares on a 1:1 basis.

Recent Sale of Secondary Shares

On August 13, 2010, Telstra International, a holder of 54.3% of our outstanding share capital and a selling shareholder in this offering, entered into a share purchase agreement with General Atlantic, Apax, Next Decade and Digital Link. Pursuant to the share purchase agreement, Telstra International has agreed to sell to General Atlantic, Apax, Next Decade and Digital Link 15,347,720 Class A ordinary shares, 15,347,720 Class A ordinary shares, 888,888 Class A ordinary shares and 98,764 Class A ordinary shares, respectively, in a private sale at the initial public offering price, subject to certain conditions. The investments by General Atlantic, Apax and Next Decade are being made pursuant to transactions exempt from registration under the Securities Act. The closing of the Telstra Private Placement will occur simultaneously with the closing of this offering. See “Certain Relationships and Related Party Transactions—Telstra Private Placement.”

Differences in Corporate Law

The Cayman Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Cayman Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing 75.0% in value of the shareholders voting together as one class; and (b) if the ordinary shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the ordinary shares held in the constituent company, a special resolution of the shareholders voting together as one class. A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90.0% of the issued shares entitled to vote are owned by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands. Except in certain circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

There are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class actions or derivative actions having been brought in a Cayman Islands court that have been successful as the actions that have been brought have failed for technical reasons. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification

Cayman Islands laws do not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands court to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Corporate Governance

The Cayman Islands law does not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the New York Stock Exchange or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, he may vote in respect of any contract or proposed contract or arrangement in which he is interested and may be counted in the quorum at such meeting.

Neither the Companies Law of the Cayman Islands nor our amended and restated articles of association:

•	require a majority of our directors to be independent; or

•	provide for cumulative voting. While there is nothing under the Companies Law of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provision in our amended and restated articles of association to allow cumulative voting for such elections.

Although there is nothing under the Companies Law of the Cayman Islands prohibiting our shareholders from passing resolutions by unanimous written consent, our amended and restated articles of association restrict our shareholders from passing resolutions by such written consent.

Board of Directors

We are managed by our board of directors. Our amended and restated articles of association provide that the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, but must consist of not less than three directors. Any director on our board may be removed by way of an ordinary resolution of our shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by ordinary resolution of our shareholders or by the affirmative vote of a majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. All of our directors appointed by our board of directors and not by ordinary resolution of our shareholders will hold office until the next following annual general meeting of shareholders and will then be eligible for re-election. There are no membership share ownership qualifications for directors. The compensation committee under our board recommends the remuneration to be paid to the directors.

Meetings of our board of directors may be convened at any time deemed necessary by our secretary on request of any director. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

A meeting of our board of directors is competent to make lawful and binding decisions if a majority of the members of our board of directors are present or represented. At any meeting of our directors, each director is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple-majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting will have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Committees of Board of Directors

Pursuant to our amended and restated articles of association, our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will become effective upon the completion of this offering.

Issuance of Additional Ordinary Shares or Preferred Shares

Our amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors may determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue series of preferred shares without action by our shareholders to the extent of such available authorized but unissued preferred shares. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of our ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting power of holders of our ordinary shares.

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued ordinary shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of our ordinary shares.

Currently, other than the different rights to be attached to our Class A, Class B and non-voting ordinary shares as disclosed in this prospectus, there are no special rights or restrictions as to voting attached to any of our existing shares. However, our amended and restated memorandum and articles of association permits our board to issue additional classes of shares that may have superior voting rights to our existing shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands laws to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receiving in this offering. Each ADS will represent an ownership interest in four Class A ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among us, the depositary and you as an ADR holder. In the future, each ADS will also represent any security, cash or other property deposited with the depositary but not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at One Chase Manhattan Plaza, 58th Floor, New York, NY 10005.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, you will not be treated by us as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the ordinary shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the ordinary shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Ordinary shares. In the case of a distribution in ordinary shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such ordinary shares. Only whole ADSs will be issued. Any ordinary shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional ordinary shares. In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, ordinary shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such ordinary shares.

Ordinary shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such ordinary shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited ordinary shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited ordinary shares. The deposited ordinary shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying ordinary shares to you or upon your written order. In the case of certificated ADSs, delivery will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of ordinary shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADSs. The depositary, as the registered holder of the ordinary shares underlying the ADRs and any proxy holder appointed by a registered holder of our ordinary shares can participate at general meetings by means of conference, telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the ordinary shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying ordinary shares or other deposited securities, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

Under our amended and restated articles of association, any annual general meeting and any extraordinary general meeting may be called by not less than ten (10) clear days’ notice unless the shareholders agree to short notice in the manner permitted under our amended and restated articles of association. The ability of the depositary to obtain and carry out your voting instructions may be limited by time and practical limitations. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our ordinary shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of ordinary share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a ordinary share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of ordinary shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of ordinary shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of ordinary shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of ordinary shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal ordinary shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, The People’s Republic of China (including the Hong Kong Special Administrative Region) or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADRs;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation, laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability.

Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other ordinary shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of ordinary shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend ordinary shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of ordinary shares and (ii) deliver ordinary shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which ordinary shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of ordinary shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive ordinary shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or ordinary shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the ordinary shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such ordinary shares or ADSs in its records and to hold such ordinary shares or ADSs in trust for the depositary until such ordinary shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such ordinary shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and ordinary shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and ordinary shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares or our ADSs, and while we have received approval to list our ADSs on the New York Stock Exchange, we cannot assure you that an active trading market for our ADSs will develop or be sustained after this offering. Future sales of substantial amounts of our ADSs in the public market following this offering or the perception that such future sales may occur could adversely affect market price prevailing from time to time and could impair our ability through sale of our equity securities. We currently do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs.

Upon completion of this offering, we will have outstanding 76,065,755 ordinary shares, including those represented by ADSs. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable without restriction or further registration under the Securities Act, except for any ADSs purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Rule 144 defines our affiliate as any person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in private transactions not involving a public offering. Restricted ordinary shares may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Lock-Up Agreements

We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of the underwriters:

•	any ordinary shares or depositary shares representing ordinary shares;

•	any shares of our subsidiaries or controlled affiliates or depositary shares representing those shares; or

•	any securities that are substantially similar to the ordinary shares or depositary shares referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares, other shares or depositary shares referred to above;

other than pursuant to exercises of options under employee share option plans existing on the date of this prospectus.

In addition, we have agreed to cause each of our subsidiaries and controlled affiliates not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters, any of the securities referred to above, other than pursuant to exercises of options under employee share option plans existing on the date of this prospectus.

Furthermore, all of our existing shareholders, General Atlantic, Apax, our directors and executive officers and a substantial majority of our option holders have also entered into similar 180 day lock-up agreements with respect to ordinary shares, depositary shares representing ordinary shares and securities that are substantially similar to ordinary shares or depositary shares representing ordinary shares.

These restrictions do not apply to (1) the 2,933,238 ADSs and the ordinary shares representing such ADSs being offered in connection with this offering and (2) up to 439,986 ADSs and the ordinary shares representing such ADSs that may be purchased by the underwriters if their over-allotment option to purchase additional ADSs is exercised in full.

In addition, through a letter agreement, we have agreed to instruct JPMorgan Chase Bank, N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Except as disclosed in this prospectus, we are not aware of any plans by any significant shareholder to dispose of significant numbers of ADSs or ordinary shares. We cannot assure you, however, that one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares will not dispose of significant numbers of ADSs or ordinary shares. See “Principal and Selling Shareholders” for a description of our significant shareholders. No prediction can be made as to the effect, if any, that future sales of ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of ADSs or ordinary shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our ADSs.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is our affiliate or who has been our affiliate at any time during the three months preceding a sale and who has beneficially owned our ordinary shares for at least six months, is entitled to selling within any three-month period a number of ordinary shares that are “restricted securities” under the Securities Act that does not exceed the greater of the following:

•	1.0% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 760,657 ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by such affiliated persons under Rule 144 must be through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold, in the form of ADSs or otherwise, for at least six months, including the holding period (in case of restricted securities) of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 so long as we remain a reporting company and comply with our reporting obligations. After a holding period of one year, such non-affiliated persons may sell our shares or ADSs whether or not we continue to be a reporting company or to comply with our reporting obligations.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, each of our employees, consultants or advisors who purchases shares, in the form of ADSs or otherwise, from us in connection with a compensatory benefit plan or other written compensation contract is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

We have provided registration rights to our existing shareholders pursuant to the shareholders agreement dated August 31, 2006 and, subject to the completion of this offering, have provided General Atlantic and Apax with registration rights pursuant to the Registration Rights Agreement dated August 13, 2010. Pursuant to these agreements, these parties, or their transferees, will be entitled to requesting that we register their ordinary shares under the Securities Act, following the expiration of the lock-up agreements described above. Under the terms of such shareholders’ agreement and the Registration Rights Agreement, holders of registrable securities have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares or other securities in connection with the public offering of such securities solely for cash, but excluding any registration relating solely to the sale of securities to participants in any of our stock plans or a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities. See “Principal and Selling Shareholders—Shareholders’ Agreement” and “Certain Relationships and Related Party Transactions—Telstra Private Placement—Registration Rights Agreement” for a description of the registration rights granted under the shareholders’ agreement and the Registration Rights Agreement.

TAXATION

The following discussions of the material Cayman Islands and United States federal tax consequences of an investment in our ordinary shares or ADSs are based upon laws and relevant interpretations of such laws in effect as of the date of this prospectus, all of which are subject to change. These discussions do not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws. The discussion relating to matters of Cayman Islands tax law constitutes the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us. The discussion relating to matters of PRC tax law constitutes the opinion of King & Wood, our PRC legal counsel. The following discussion relating to matters of U.S. federal income tax law or legal conclusions has been prepared by Sidley Austin LLP, our special U.S. tax counsel, and, subject to the exceptions and qualifications herein, constitutes the opinion of Sidley Austin LLP under current U.S. federal income tax law. You are urged to consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ordinary shares or ADSs.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

PRC Taxation Relating to Us and Our Corporate Group

We are a holding company incorporated in the Cayman Islands, which indirectly holds our equity interest in our subsidiaries in the PRC. Our business operations are principally conducted through the consolidated controlled entities. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC resident enterprise to non-PRC resident enterprise shareholders, will normally be subject to PRC withholding tax at a rate of 10.0%, unless there are applicable tax treaties that reduce such rate. According to the Double Tax Arrangement between Mainland China and Hong Kong, dividends paid by a foreign-invested enterprise in mainland China to its corporate shareholder in Hong Kong will be subject to a withholding tax at the maximum rate of 5.0%, provided that such Hong Kong company directly owns at least 25.0% of the equity interest in the PRC company distributing the dividends. Bravo Work and Max Impact are both companies we incorporated in Hong Kong in October 2007. Bravo Work owns 100% of each of SouFun Media and SouFun Network, and Max Impact owns 100% of Beijing Zhong Zhi Shi Zheng. SouFun Media, SouFun Network and Beijing Zhong Zhi Shi Zheng are all PRC companies. Accordingly, any dividends that SouFun Media or SouFun Network pays to Bravo Work and any dividends that Beijing Zhong Zhi Shi Zheng pays to Max Impact will likely be subject to a withholding tax at the rate of 5.0% under the Tax Agreement.

Pursuant to Circular 124, however, we must submit an application to and obtain approval from authorized local tax bureaus to be able to claim the benefits of the Tax Agreement. Pursuant to Circular 124, non-tax residents of China who wish to enjoy a treaty benefit on their China-sourced income under a Sino-foreign double tax agreement have to go through either an “approval application” procedure (for passive income—dividends, interest, royalties and capital gains) or “record filing” procedure (for active income—business profits of a permanent establishment, service fees and personal employment income) in which specific forms attached to Circular 124 have to be submitted to relevant Chinese tax authorities together with relevant supporting documentation. Therefore, we must submit an application to and obtain approval from authorized local tax bureaus to take advantage of the decreased withholding tax for our Hong Kong-incorporated holding companies under the Tax Agreement.

In addition, in October 2009, SAT further issued Circular 601. According to Circular 601, non-resident enterprises which could not provide valid supporting documents as “beneficiary owners” could not be approved to enjoy treaty benefits. Therefore, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a withholding tax rate of 10.0% if our Hong Kong subsidiaries can not be considered a “beneficial owner” under Circular 601.

The implementing rules for the New EIT Law define “de facto management organization” as the body that exercises substantial and comprehensive control over the production, operation, personnel, accounting, property and other factors of an enterprise. The PRC SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, in April 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management bodies” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreigners, like us, the determining criteria set forth in Circular 82 may reflect SAT’s general position on how the “de facto management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

Substantially all members of our management are currently located in China and we expect them to continue to be located in China for the foreseeable future. Consequently, we may be deemed to be a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25.0% on our worldwide income if no preferential tax treatment is applicable. According to the New EIT Law and its implementing rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interest it directly owns in another resident enterprise. Therefore, it is possible that the dividends we receive through Bravo Work from SouFun Media and SouFun Network and through Max Impact from Beijing Zhong Zhi Shi Zheng would be tax-exempt income under the New EIT Law if each of Bravo Work and Max Impact is also deemed to be a “resident enterprise.”

If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends we paid to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0%, unless otherwise provided under the applicable double tax treaties between China and governments of other jurisdictions.

Although the New EIT Law and its implementing rules have been effective for over two years, significant uncertainties still exist with respect to the interpretation of the New EIT Law and its implementing rules. Any increase in the enterprise income tax rate applicable to us, the imposition of PRC income tax on our global income or the imposition of withholding tax on dividends distributed by our subsidiaries to us could have a material adverse effect on our business, financial condition and results of operations.

In April 2010, SAT announced Circular 157 stating that enterprises recognized as “high and new technology enterprises strongly supported by the state” and eligible for the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under Circular 39 may choose the reduced tax rate of 15.0% applicable to “high and new technology enterprises strongly supported by the state” or the tax exemption/reduction based on the tax rates in the grandfather period as stated in Circular 39. Enterprises are not allowed the 50.0% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15.0%. Circular 157 applies retroactively from January 1, 2008.

As a consequence of Circular 157, we believe that the applicable income tax rates for SouFun Network, Beijing Technology and Beijing JTX Technology, as “high and new technology enterprises strongly supported by the state,” will be 10.0%, 10.0% and 0% for 2009, respectively, and 11.0%, 11.0% and 11.0% for 2010, respectively, instead of the 7.5%, 7.5% and 0% for 2009 and 7.5%, 7.5% and 7.5% for 2010, respectively, that we used in our audited consolidated financial statements included elsewhere in this prospectus. As we believe Circular 157 is similar to a change in tax law, and the cumulative effect should be reflected in the period of the change, an additional tax expense of US$3.8 million was recognized in the six months ended June 30, 2010 to account for the cumulative effect of Circular 157 for the year ended December 31, 2009 and the three months ended March 31, 2010, the applicable tax periods prior to announcement in April 2010. This additional tax expense consists of current income tax of US$1.1 million and deferred tax expense of US$2.7 million. We are in the process of discussing with the relevant tax authorities settlement procedures for the additional tax required under Circular 157 and thus this additional tax was classified as income tax payable in the balance sheet.

PRC Taxation Relating to Our Overseas Shareholders

The implementation rules of the New EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we, Bravo Work or Max Impact are considered to be PRC resident enterprises for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at the rate up to 10.0% unless a reduced rate is provided under the applicable double tax treaty. See “Risk Factors—Risks Relating to Our ADSs and This Offering—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.”

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares under currently applicable law. This discussion does not address any aspect of U.S. federal gift or estate tax or the state, local or foreign tax consequences of an investment in our ordinary shares or ADSs. This discussion applies to you only if you hold and beneficially own our ordinary shares or ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ordinary shares or ADSs through any such entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10.0% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies in part on our assumptions regarding the projected value of our shares and the nature of our business. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares or ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. holder” if you beneficially own our ordinary shares or ADSs and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our Company.

U.S. Holders

ADSs.  If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Dividends on Ordinary Shares or ADSs.  We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs in the foreseeable future. See “Dividend Policy.”

Subject to the passive foreign investment company, or PFIC, discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions (including amounts withheld to reflect PRC withholding taxes, if any) you receive on your ordinary shares or ADSs will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary in the case of ADSs. Distributions in excess of current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as a capital gain. However, if you are a non-corporate U.S. Holder, including an individual, and have held your ADSs for a sufficient period of time, dividend distributions on our ADSs (but not our ordinary shares) will generally constitute qualified dividend income taxed at a preferential rate (generally 15.0% for dividend distributions before January 1, 2011) as long as our ADSs continue to be readily tradable on the New York Stock Exchange. Dividend distributions on our ordinary shares or ADSs to non-corporate U.S. Holders may also be eligible for this preferential rate if we are eligible for benefits as a resident of the PRC under the income tax treaty between the United States and the PRC, or the U.S.-PRC Treaty. It is possible that we could be deemed a PRC “resident enterprise” under PRC tax law, in which case it is likely that we would be eligible for benefits as a resident of China under the U.S.-PRC Treaty. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraph, distributions on our ordinary shares or ADSs, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. In the event we are treated as a PRC “resident enterprise” under PRC law, we may be required to withhold PRC income tax on dividends paid to you under the New EIT Law. See “Risk Factors—Risks Relating to Our ADSs and this Offering—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.” Subject to generally applicable limitations, you may claim a deduction or a foreign tax credit for PRC tax withheld at the appropriate rate. In computing foreign tax credit limitation purposes, if you are a non-corporate U.S. Holder, you may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate. Dividends generally will be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for foreign tax credit limitation purposes. You are urged to consult your own tax adviser as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and other dispositions of ordinary shares or ADSs.  Subject to the discussion under the heading “Status as a PFIC” below, in the opinion of our special U.S. counsel, when you sell or otherwise dispose of ordinary shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares or ADSs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ordinary shares or ADSs. Any gain or loss you recognize will be long-term capital gain or loss if you have held the ordinary shares or ADSs for more than one year at the time of disposition. If you are an individual, long-term capital gain will be taxed at preferential rates (generally 15.0% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.

The gain or loss you recognize on a sale or disposition of our ordinary shares or ADSs generally will be treated as arising from sources within the United States for foreign tax credit limitation purposes. However, if gains from the disposition of ordinary shares or ADSs are taxed under the New EIT Law, see “Risk Factors—Risks Relating to Our ADSs and This Offering—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax,” such gains would be treated as arising from sources within China for foreign tax credit limitation purposes. You are urged to consult your own tax advisors regarding the tax consequences to you under your particular circumstances if any PRC withholding tax is imposed on the disposition of ordinary shares or ADSs, including the availability of the foreign tax credit.

Status as a PFIC.  If we are a PFIC in any taxable year in which you hold ordinary shares or ADSs, you will generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain realized on the disposition or deemed disposition of your ordinary shares or ADSs regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ordinary shares or ADSs. Distributions in respect of your ordinary shares or ADSs during a taxable year will generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares or ADSs over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (1) the “excess” distribution or the gain will be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before we became a PFIC will be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above will be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we are a PFIC, no distribution that you receive from us will qualify for taxation at the preferential rate discussed in the “United States Federal Income Taxation—U.S. Holders—Dividends on Ordinary Shares or ADSs” section above.

We will be classified as a PFIC in any taxable year if either: (1) 75.0% or more of our gross income for the taxable year is passive income (such as certain dividends, interest, rents or royalties), or (2) the average percentage value (determined on a quarterly basis) of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50.0% of the value of our total assets. For purposes of the asset test, any cash, cash equivalents, cash invested in short-term, interest bearing, debt instruments, or bank deposits, and any other current asset that is readily convertible into cash, will generally count as a passive asset.

We operate an active online real estate and home furnishing and improvement Internet portal in China and do not expect to be a PFIC for the taxable year 2010 or future taxable years. We have no current intention to change the general manner in which we organize or conduct our business in later taxable years. Our expectations are based on assumptions as to our projections of the value of our outstanding shares and of the other cash that we will hold and generate in the ordinary course of our business. Despite our expectations, there can be no assurance that we will not be a PFIC for the taxable year 2010 and/or later taxable years, as PFIC status is re-tested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization (i.e., our share price multiplied by the total number of our outstanding ordinary shares) at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that our assets and the income derived from our assets do not generally constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service will agree with us. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we are a PFIC in any year, as a U.S. holder, you will be required to make an annual return on IRS Form 8621 regarding your ordinary shares or ADSs. In addition, recently enacted legislation will require you, as a U.S. holder, to file an annual information return containing such information as the Secretary of the Treasury may require. The Secretary of the Treasury has not yet indicated what information will be required on this annual information return. You should consult your own tax adviser regarding reporting requirements with regard to your ordinary shares or ADSs.

The ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. As a result, if we are a PFIC in any year, in the opinion of our special U.S. counsel, so long as the ADSs are and remain “marketable,” you will be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs. If you make this election in a timely fashion, you will generally recognize as ordinary income or ordinary loss the difference between the adjusted tax basis of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any income resulting from this election and any gain realized on a sale of such stock will generally be taxed at ordinary income rates and will not be eligible for the reduced rates of tax applicable to qualified dividend income or long-term capital gain. Any ordinary losses will be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs will be adjusted to reflect any such income or loss. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and for all subsequent taxable years, unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs.

In addition, if we are a PFIC in any year, you might be able to avoid the “excess” distribution rules described above by making a timely so-called “qualified electing fund,” or QEF, election to be taxed currently on your pro rata portion of our income and gain. However, we do not intend to generate, or share with you, information that would be necessary for you to make a QEF election.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ordinary shares or ADSs and the proceeds received on the sale or other disposition of those ordinary shares or ADSs may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 28.0%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

Recently enacted legislation will require you, if you are a certain type of U.S. Holder, to report information with respect to your investment in the ordinary shares or ADSs not held through an account with a financial institution to the IRS. If you fail to report information required under this legislation, you could become subject to substantial penalties. You are encouraged to consult with your own tax advisors regarding the possible implications of this legislation on your investment in the ordinary shares or ADSs.

Prospective purchasers should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of ordinary shares or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction, including estate, gift, and inheritance laws.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through Deutsche Bank Securities Inc. and Goldman Sachs (Asia) L.L.C., as representatives of the underwriters, have severally and not jointly agreed to purchase from us and the selling shareholders the following respective number of ADSs at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number
Underwriters	of ADSs

Deutsche Bank Securities Inc.
Goldman Sachs (Asia) L.L.C.

Total	2,933,238

The underwriting agreement provides that the obligations of the several underwriters to purchase the ADSs offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ADSs offered by this prospectus, other than those covered by the over-allotment option described below, if any of these ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the underwriting commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of its underwriting commitment of US$           per ADS under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than US$           per ADS to other dealers. After the initial public offering, the offering price, concession or any other terms of the offering may be changed. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Telstra International, one of the selling shareholders, has granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 439,986 additional ADSs at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of ADSs offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will severally become obligated, subject to the conditions set forth in the underwriting agreement, to purchase approximately the same percentage of these additional ADSs as the number of ADSs to be purchased by it in the above table bears to the total number of ADSs in such table. Telstra International will be obligated, pursuant to the option, to sell these additional ADSs to the underwriters to the extent the option is exercised. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the 2,933,238 ADSs are being offered.

The underwriting discounts and commissions per ADS are equal to the public offering price per ADS less the amount paid by the underwriters to us and the selling shareholders per ADS. The underwriting discounts and commissions are          % of the initial public offering price. We and the selling shareholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total fees
		Without exercise of	With full exercise
		over-allotment	of over-allotment
	Fee per ADS	option	option

Discounts and commissions paid by us	US$	US$	US$
Discounts and commissions paid by the selling shareholders	US$	US$	US$

We will pay the fees and expenses we incur in connection with this offering, except for roadshow expense for which Telstra International has agreed to pay up to US$500,000. Telstra International has agreed to reimburse us and the other selling shareholders for the underwriting discounts and commissions attributable to the ADSs we and such selling shareholders are selling in this offering. Except where stated otherwise, the disclosure in this prospectus, including as set forth under the headings “Use of Proceeds” and “Capitalization”, does not reflect this reimbursement arrangement.

We and the selling shareholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities if indemnification is not available.

Each of our officers and directors, and all of our existing shareholders General Atlantic, Apax and a substantial majority of holders of options to purchase our shares, have agreed not to, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any of our ADSs or ordinary shares or other securities convertible into or exchangeable or exercisable for our ADSs or ordinary shares or derivatives of our ADSs or ordinary shares (whether any such swap or transaction is to be settled by delivery of securities, in cash, or otherwise), owned by these persons prior to this offering or ADSs or ordinary shares issuable upon exercise of options or warrants held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of the representatives. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our share incentive plan.

The 180-day lock-up periods as described above are subject to adjustment only under the following circumstances. If (1) during the last 17 days of the 180-day lock-up period, (a) we release earnings results or (b) material news or a material event relating to us occurs, or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day lock-up period, then, in each case, the 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of our release of the earnings results or the occurrence of material news or a material event relating to us, unless the representatives, on behalf of the underwriters, waive this extension in writing.

In addition, through a letter agreement, we have agreed to instruct JPMorgan Chase Bank, N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

We have received approval to list our ADSs on the New York Stock Exchange under the symbol “SFUN.”

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of ADSs offered.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ADSs. In addition, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. Neither we nor any underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Prior to this offering, there has been no public market for our ADSs. Consequently, the initial public offering price of our ADSs will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

1. prevailing market conditions;

2. our financial condition and results of operations in recent periods;

3. the present stage of our development;

4. the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

5. the history of, and the prospects for, our Company and the industry in which we compete.

Deutsche Bank Securities Inc.’s address is 60 Wall Street, New York, New York 10005, United States. Goldman Sachs (Asia) L.L.C.’s address is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

Some of the underwriters are expected to make offers and sales both in and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer and the selling shareholders, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer and the selling shareholders.

Deutsche Bank AG, Hong Kong Branch and Goldman Sachs (Asia) L.L.C. are severally acting as placement agents in connection with the Telstra Private Placement, which is being conducted pursuant to transactions exempt from registration under the Securities Act. See “Certain Relationships and Related Party Transactions—Telstra Private Placement.” In consideration for their role as placement agents, Deutsche Bank AG, Hong Kong Branch and Goldman Sachs (Asia) L.L.C. will receive a fee from Telstra International equal to 7% of the proceeds from up to 8,235,618 of the Class A ordinary shares to be sold to General Atlantic, Apax, Next Decade and Digital Link at a price per share equal to the initial public offering price (as adjusted for the share-to-ADS ratio).

Lazard Frères & Co. LLC is providing financial advisory services to Telstra International in connection with this offering, including, but not limited to, assistance in analyzing our business and financial condition. Upon the completion of this offering Lazard Frères & Co. LLC will receive a fee from Telstra International for providing these services. Lazard Frères & Co. LLC is not acting as an underwriter in connection with this offering.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to

Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

a. you confirm and warrant that you are either:

i. a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

ii. a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii. a person associated with the company under section 708(12) of the Corporations Act; or

iv. “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

b. you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, once the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Investors in Switzerland

This document, as well as any other offering or marketing material relating to the ADSs which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the ADSs nor the shares underlying the ADSs will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The ADSs are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the ADSs, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the ADSs in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

Notice to Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. Our ADSs may only be offered and sold in the Kingdom of Saudi Arabia through persons authorized to do so in accordance of Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (as amended), or the Regulations, and in accordance with Part 5 (Exempt Offers) Article 16(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or an equivalent amount in another currency. Investors are informed that Article 19 of the Regulations places restrictions on secondary market activity with respect to our ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us. Prospective purchasers of our ADSs should conduct their own due diligence on the accuracy of the information relation to the ADSs. Investors should consult an authorized financial adviser if they do not understand the contents of this prospectus.

State of Kuwait

Our ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait, or Kuwait. The distribution of this prospectus and the offering, marketing and sale of the ADSs in Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law No. 31 of 1990, and the various Ministerial Regulations issued pursuant thereto. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses required to be paid in connection with this offering, other than the underwriting discounts and commissions:

SEC registration fee	US$	10,222
FINRA filing fee		10,454
New York Stock Exchange listing fee		125,000
Legal fees and expenses (other than the selling shareholders)		1,248,785
Accounting fees and expenses		851,765
Printing fees		400,000
Other fees and expenses		506,547

Total	US$	3,157,714	*

*	Of which US$1.9 million has already been expensed by us in the first two quarters of 2010.

All amounts are estimates, except the SEC registration fee, the New York Stock Exchange listing fee and the FINRA filing fee. We will pay the fees and expenses we incur in connection with this offering, except for roadshow expenses for which Telstra has agreed to pay up to US$500,000.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York state law will be passed upon for us by Sidley Austin LLP. Certain legal matters with respect to U.S. federal and New York state law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. Telstra Corporation is being represented by Sullivan & Cromwell LLP with respect to matters of U.S. federal and New York state law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by King & Wood and for the underwriters by Fangda Partners. Simpson Thacher & Bartlett LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 appearing in this prospectus and registration statement, of which this prospectus forms a part, have been audited by Ernst & Young Hua Ming, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of Ernst & Young Hua Ming are located at 21st Floor, China Resources Building, No. 5001 Shennan Dong Road, Shenzhen 518001, China.

We have sourced various Internet and online marketing industry data used in this prospectus from CR-Nielsen, an independent market research and consulting firm, and DCCI, an independent market research institution, both of which were commissioned by us, and such data are included in this prospectus in reliance upon the authority of such firms as expects in such matters. The offices of CR-Nielsen are located at 11th Floor, Tower 1, Xindongan Plaza, 138 Wangfujing Avenue, Beijing 100006, China. The offices of DCCI are located at Room 501, Building 16, Jianwai SOHO, No. 39, Dongsanhuanzhong Road, Chaoyang District, Beijing 100020, China.

The statements included in this prospectus under the captions “Risk Factors—Risks Relating to Our Business,” “—Risks Relating to Our Corporate Structure,” “—Risks Relating to China,” “Our History and Corporate Structure,” “Enforceability of Civil Liabilities,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview,” “Business,” “Regulation” and “Taxation,” to the extent they constitute matters of PRC law, have been reviewed and confirmed by King & Wood, our PRC legal counsel, as experts in such matters, and are included in this prospectus in reliance upon such review and confirmation. The offices of King & Wood are located at 40th Floor, Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhonglu, Chaoyang District, Beijing 100020, China.

The statements with respect to operating and financial review and prospects and notes to our audited consolidated financial statements incorporated in this prospectus and the registration statement, of which this prospectus forms a part, to the extent they relate to the determination of fair value of our ordinary shares and stock options as described therein, have been reviewed and confirmed by Jones Lang LaSalle Sallmanns, an independent valuation firm, as experts in such matters, and are so included in this prospectus in reliance upon such review and confirmation. The offices of Jones Lang LaSalle Sallmanns are located at 17th Floor, Dorset House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

The statements relating to the reports on our internal control over financial reporting under captions “Risk Factors—Risks Relating to Our Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and the registration statement, of which this prospectus forms a part, have been reviewed and confirmed by Shenzhen Union Strength Business Consulting Co., Ltd., an independent initial public offering advisory and risk management consulting firm, as experts in such matters, and are so included in this prospectus in reliance upon such review and confirmation. The offices of Shenzhen Union Strength Business Consulting Co., Ltd. are located at Rooms 1012-1013, Shun Hing Square, Diwang Commercial Center, 5002 Shennan Road East, Shenzhen, Guangdong Province 518008, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (Registration No. 333-169170), including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 (Registration No. 333-169176) to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. All information filed with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10.0% of our ordinary shares. While the annual report on Form 20-F for our fiscal year ending December 31, 2010 will be due six months following the end of such fiscal year, for our fiscal years ending December 31, 2011 and onward, we will be required to file our Form 20-F annual report within 120 days after the end of each such fiscal year. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

SOUFUN HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
SouFun Holdings Limited:

We have audited the accompanying consolidated balance sheets of SouFun Holdings Limited (the “Company”) and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SouFun Holdings Limited and its subsidiaries at December 31, 2008 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming
Shenzhen, the People’s Republic of China
April 22, 2010

SOUFUN HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of United States dollar (“US$”)
except for number of shares)

		As at December 31,
	Notes	2008	2009
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		63,022	92,239
Short-term investments	4	24,873	28,558
Accounts receivable (net of allowance of US$3,330 and US$4,432 for 2008 and 2009, respectively)	5	11,350	13,985
Prepayment and other current assets	6	1,400	1,952
Amounts due from related parties	15	786	7,629
Deferred tax assets, current	13	1,430	471
Inventories		—	4,390

Total current assets		102,861	149,224

Non-current assets:
Property and equipment, net	7	3,841	4,220
Deferred tax assets, non current	13	—	507
Other non-current assets		544	543

Total Non-current assets		4,385	5,270

Total assets		107,246	154,494

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS—(Continued)
(Amounts in thousands of United States dollar (“US$”)
except for number of shares)

		As at December 31,
	Notes	2008	2009
		US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenue	8	15,953	28,795
Accrued expenses and other liabilities	9	29,399	37,342
Dividend payable	10	24,200	43,906
Share based compensation liability	14	9,887	11,129
Income tax payable	13	428	3,134

Total current liabilities		79,867	124,306

Deferred tax liability, non-current	13	13,991	5,687

Total liabilities		93,858	129,993

Commitments and contingencies	17
Shareholders’ equity:
Ordinary shares (par value of Hong Kong Dollar (HK$) 1 per share at December 31, 2008 and 2009, respectively; Authorized—600,000,000 shares at December 31, 2008 and 2009 respectively; Issued and outstanding—74,020,217 and 73,932,217 shares at December 31, 2008 and 2009, respectively)	11	9,501	9,489
Additional paid-in capital		35,707	9,279
Accumulated other comprehensive income		5,582	5,670
Accumulated deficits		(37,507)	—

Total SouFun Holdings Limited’s equity		13,283	24,438
Noncontrolling interests		105	63

Total shareholders’ equity		13,388	24,501

Total liabilities and shareholders’ equity		107,246	154,494

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of United States dollar (“US$”)
except for number of shares and per share data)

		For the Year Ended December 31,
	Notes	2007	2008	2009
		US$	US$	US$

Revenues
Marketing services		46,552	86,252	102,367
Listing services		9,885	16,070	17,559
Other value-added services and products		1,439	1,802	7,123

Total revenues		57,876	104,124	127,049
Cost of revenues
Cost of services		(12,630)	(22,162)	(26,484)
Cost of other value-added services and products		—	—	(4,863)

Total cost of revenues		(12,630)	(22,162)	(31,347)

Gross profit		45,246	81,962	95,702
Operating expenses:
Selling expenses		(13,221)	(18,708)	(25,186)
General and administrative expenses		(12,158)	(19,857)	(22,176)

Operating income		19,867	43,397	48,340
Foreign exchange gain (loss)		8	(2,826)	(59)
Interest income (Including related party amount of nil, nil and US$85 for the years ended December 31, 2007, 2008 and 2009, respectively)	15	707	1,221	1,205
Realized gain—trading securities	4	—	—	195
Government grants		211	360	730

Income before income tax		20,793	42,152	50,411
Income tax (expense) benefit	13	(8,457)	(18,805)	2,199

Net income		12,336	23,347	52,610

Net income (loss) attributable to noncontrolling interests		125	(34)	(42)
Net income attributable to SouFun Holdings Limited shareholders		12,211	23,381	52,652

Earnings per share
Basic	19	0.16	0.32	0.71
Diluted	19	0.16	0.30	0.68
Weighted average number of ordinary shares outstanding:
Basic	19	74,020,217	74,020,217	73,986,129
Diluted	19	76,997,410	77,092,197	77,418,960

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of United States dollar (“US$”)

	For the Year Ended December 31,
	2007	2008	2009
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	12,336	23,347	52,610
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	2,217	2,717	4,140
Depreciation of property and equipment	410	1,051	1,213
Deferred tax expense (benefit)	5,589	5,550	(7,860)
Allowance for doubtful accounts	1,152	3,220	4,430
Unrealized foreign exchange loss	—	2,824	41
Changes in operating assets and liabilities:
Increase in accounts receivable	(2,855)	(9,345)	(7,053)
Increase in prepayments and other current assets	(411)	(243)	(551)
Increase in other non-current assets	(566)	(15)	(52)
Increase in accrued expenses and other liabilities	4,598	14,864	7,912
Increase in deferred revenue	8,151	132	12,821
Change in inventories	—	—	(4,390)
(Decrease) increase in income tax payable	(128)	466	2,705

Net cash generated from operating activities	30,493	44,568	65,966

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for short-term investments	(23,158)	(24,047)	(35,864)
Proceeds received from maturity of short-term investments	17,203	23,339	32,204
Acquisition of property and equipment	(1,651)	(1,967)	(1,642)
Proceeds from disposal of property and equipment	—	—	107
Change in amount due from related parties	10	77	(6,839)

Net cash used in investing activities	(7,596)	(2,598)	(12,034)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of shares and vested options	—	—	(548)
Payment of dividends	(2,647)	(16,210)	(24,241)

Net cash used in financing activities	(2,647)	(16,210)	(24,789)

Exchange rate effect on cash and cash equivalents	1,524	3,194	74

Net increase in cash and cash equivalents	21,774	28,954	29,217

Cash and cash equivalents at beginning of year	12,294	34,068	63,022

Cash and cash equivalents at end of year	34,068	63,022	92,239

Supplemental schedule of cash flow information:
Income tax paid	131	307	1,657
Acquisition of property and equipment through utilization of deposits	—	96	52
Non-monetary exchange of services for prepaid cards	—	—	9,252

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of United States Dollar (“US$”)
except for number of shares)

	Total SouFun Holdings Limited’s Equity
				Accumulated
	Number of		Additional	Other
	Ordinary	Ordinary	Paid-in	Comprehensive	Accumulated	Noncontrolling
	Shares	Shares	Capital	Income	Deficits	Interests	Total Equity

Balance as of January 1, 2007	74,020,217	9,501	73,531	459	(73,099)	14	10,406
Comprehensive income
Net income for the year	—	—	—	—	12,211	—	12,211
Foreign currency translation adjustments	—	—	—	1,764	—	—	1,764

Total comprehensive income							13,975
Share-based compensation	—	—	1,274	—	—	—	1,274
Dividend declared		—	(41,070)	—	—	—	(41,070)
Noncontrolling interests	—	—	—	—	—	125	125

Balance as of December 31, 2007	74,020,217	9,501	33,735	2,223	(60,888)	139	(15,290)

Comprehensive income
Net income for the year	—	—	—	—	23,381	—	23,381
Foreign currency translation adjustments	—	—	—	3,359	—	—	3,359

Total comprehensive income							26,740
Share-based compensation	—	—	1,972	—	—	—	1,972
Noncontrolling interests	—	—	—	—	—	(34)	(34)

Balance as of December 31, 2008	74,020,217	9,501	35,707	5,582	(37,507)	105	13,388

Comprehensive income
Net income for the year	—	—	—	—	52,652	—	52,652
Foreign currency translation adjustments	—	—	—	88	—	—	88

Total comprehensive income							52,740
Share-based compensation	—	—	2,898	—	—	—	2,898
Repurchase of ordinary shares	(88,000)	(12)	—	—	(429)	—	(441)
Repurchase of vested options	—	—	(107)	—	—	—	(107)
Dividend declared	—	—	(29,219)	—	(14,716)	—	(43,935)
Noncontrolling interests	—	—	—	—	—	(42)	(42)

Balance as of December 31, 2009	73,932,217	9,489	9,279	5,670	—	63	24,501

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

The Company was incorporated on June 18, 1999 as SouFun.com Limited under the laws of the BVI. In June 2004, the Company changed its name to SouFun Holdings Limited and its corporate domicile to the Cayman Islands and became a Cayman Islands company with limited liability under the Companies Law. The accompanying consolidated financial statements include the financial statements of SouFun Holdings Limited (the “Company”), its subsidiaries and entities controlled through contractual arrangements (the “PRC Domestic Entities”), The Company, its subsidiaries and PRC Domestic Entities are collectively referred to as the Group.

The Group is principally engaged in the provision of marketing services, listing services and other value-added products to the real estate and home furnishing industries in the People’s Republic of China (the “PRC”). Details of the Company’s subsidiaries and PRC Domestic Entities as of December 31, 2009 are as follows:

			Percentage of
	Date of	Place of	Ownership by the
Company	Establishment	Establishment	Company	Principal Activities

Selovo Investments Limited (“Selovo”)	August 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
Pendiary Investments Limited (“Pendiary”)	August 16, 2007	BVI	100%	Investment holding
Max Impact Investments Limited (“Max Impact”)	October 26, 2007	Hong Kong	100%	Investment holding
Bravo Work Investments limited (“Bravo Work”)	October 29, 2007	Hong Kong	100%	Investment holding
China Index Academy Limited (“China Index”)	August 7, 2000	Hong Kong	100%	Investment holding
Beijing SouFun Information Consultancy Co., Ltd. (“Beijing Information”)	August 5, 1999	PRC	90%	Provision of technology and information services
Shanghai SouFun Information Co., Ltd (“SouFun Shanghai”)	May 31, 2000	PRC	100%	Provision of technology and information consultancy services
SouFun Information (Shenzhen) Co., Ltd (“SouFun Shenzhen”)	June 23, 2000	PRC	100%	Provision of technology and information consultancy services
SouFun Information (Tianjin) Co Ltd (“SouFun Tianjin”)	March 2, 2001	PRC	100%	Provision of technology and information consultancy services

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

			Percentage of
	Date of	Place of	Ownership by the
Company	Establishment	Establishment	Company	Principal Activities

SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	November 28, 2002	PRC	100%	Provision of technology and information services
SouFun.Information (Guangzhou) Co. Ltd, (“SouFun Guangzhou”)	November 28, 2002	PRC	100%	Provision of technology and information consultancy services
Beijing SouFun Network Technology Co., Ltd. (“SouFun Network”)	March 16, 2006	PRC	100%	Provision of technology and information services
Zhongzhishizheng Data Technology (Beijing) Co., Ltd. (“Beijing Zhongzhi”)	June 5, 2007	PRC	100%	Provision of technology and information services
Beijing Jia Tian Xia Advertising Co., Ltd. (“Beijing Advertising”)	September 1, 2000	PRC	Nil	Provision of marketing services and listing services
Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”)	December 17, 2003	PRC	Nil	Provision of marketing services and listing services
Beijing China Index Information Co., Ltd. (“Beijing China Index”)	November 8, 2004	PRC	Nil	Provision of other value-added services and products
Shanghai Jia Biao Tang Advertising Co., Ltd. (“Shanghai JBT Advertising”)	July 7, 2005	PRC	Nil	Provision of marketing services and listing services
Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology“)	March 14, 2006	PRC	Nil	Provision of marketing services and listing services

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

Percentage of
	Date of	Place of	Ownership by the
Company	Establishment	Establishment	Company	Principal Activities

Shanghai China Index Consultancy Co., Ltd. (“Shanghai China Index”)	December 12, 2006	PRC	Nil	Provision of other value-added services and products
Shanghai SouFun Advertising Co., Ltd. (“Shanghai Advertising”)	December 12, 2006	PRC	Nil	Provision of marketing services and listing services
Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”)	December 21, 2006	PRC	Nil	Provision of marketing services and listing services
Tianjin Jia Tian Xia Advertising Co., Ltd. (“Tianjin JTX Advertising”)	November 22, 2007	PRC	Nil	Provision of marketing services and listing services
Tianjin Xin Rui Jia Tian Xia Advertising Co., Ltd. (“Tianjin Xin Rui”)	September 1, 2009	PRC	Nil	Provision of marketing services and listing services
Beijing Li Tian Rong Ze Science &Technology Development Co. Ltd. (“Beijing Li Tian Rong Ze”)	September 10, 2009	PRC	Nil	Provision of marketing services and listing services

To comply with PRC laws and regulations which restrict foreign control of companies involved in internet content provision (“ICP”) and advertising businesses, the Group operates its websites and provides online marketing services in the PRC through its PRC Domestic Entities. The equity interests of the PRC Domestic Entities are legally held directly by Tianquan Vincent Mo, Executive Chairman of the Company, and Jiangong Dai, president and CEO of the Company. Jiangong Dai held the shares in Beijing Advertising and Beijing Information on behalf of Tianquan Vincent Mo from September 2000 to June 2004. The effective control of the PRC Domestic Entities is held by the Company through a series of contractual arrangements, (the “Structure Contracts”). As a result of the Structure Contracts, the Company maintains the ability to approve decisions made by the PRC Domestic Entities, is entitled to substantially all of the economic benefits from the PRC Domestic Entities and is obligated to absorb all of the PRC Domestic Entities’ expected losses. Therefore, the Company consolidates the PRC Domestic Entities in accordance with SEC Regulation S-X-3A-02 and Accounting Standards Codification (“ASC”) 810-10 “Consolidation: Overall” (Pre-codification: Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, and its related interpretations, Statement of Financial Accounting Standards (“SFAS”) No. 94, “Consolidation of All Majority—Owned

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

Subsidiaries, an amendment of ARB No. 51, with related amendments of APB Opinion No. 18 and ARB 43, Chapter 12”, and FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”).

The following is a summary of the Structure Contracts:

Exclusive Technical Consultancy and Service Agreements, and Operating Agreements

The Company, through its subsidiaries (the “WOFEs”), provide the following exclusive technical services to the PRC Domestic Entities: i) access to information assembled by the WOFEs concerning the real estate industry and companies in this sector to enable the PRC Domestic Entities to target potential customers and provide research services; and ii) technical IT system support to enable the PRC Domestic Entities to service the advertising and listing needs of its customers.

Equity Pledge Agreement, Shareholders Proxy Agreement, and Exclusive Call Option Agreement

The legal shareholders have pledged their entire respective ownership interests in each PRC Domestic Entity to the WOFEs. The legal shareholders entrusted the WOFEs their rights to attend shareholders’ meetings and cast votes. The agreement will continue unless terminated upon written consents by the WOFEs or their designated legal persons.

The Company has the exclusive right to acquire from the legal shareholders their entire respective equity interests in each of the PRC Domestic Entities at a price equivalent to the historical cost when permitted by applicable PRC laws and regulations. The agreement has a term of ten years and may be extended indefinitely under the sole discretion by the WOFEs.

Each PRC Domestic Entity and its legal shareholders have also agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the PRC Domestic Entity without prior written consent from the WOFEs. The PRC Domestic Entities will not distribute any dividend without the prior written consent from the WOFEs. In addition, the PRC Domestic Entities will appoint or remove their directors and executive officers upon instruction from WOFEs. The WOFEs possess the rights to control the daily operation and to make management decisions for the PRC Domestic Entities through the operating agreement.

Loan Agreements

The WOFEs provided loans to the legal shareholders to enable them to pay the registered capital of the PRC Domestic Entities. Under the terms of the loan agreements, the legal shareholders will repay the loans by transferring their legal ownership in the PRC Domestic Entities when permitted by applicable PRC laws and regulations.

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

Supplementary Agreements

In addition to the above Structure Contracts, on March 25, 2010, WOFEs and the PRC Domestic Entities entered into supplementary agreements whereby:

•	the WOFEs have unilateral discretion in setting the technical service fees charged to the PRC Domestic Entities;

•	the WOFEs are obligated to provide financial support to the PRC Domestic Entities in the event the PRC Domestic Entities incur losses;

•	the annual budget of the PRC Domestic Entities should be assessed and approved by the WOFEs;

•	the legal shareholders agree to remit any dividends, received from the PRC Domestic Entities, to the WOFEs; and

•	the PRC Domestic Entities are obligated to transfer their entire retained earnings after deduction of PRC income tax to the WOFEs upon the WOFEs’ request.

With the above agreements, the Company demonstrates its ability to control the PRC Domestic Entities, through the Company’s right to all the residual benefits of the PRC Domestic Entities and the Company’s obligation to fund losses of the PRC Domestic Entities. Thus the results of the PRC Domestic Entities are consolidated in the Company’s financial statements. Business taxes relating to service fees charged by the WOFEs are recorded as cost of services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment, realization of deferred tax assets, share-based compensation expense and uncertain income tax positions. Actual results could materially differ from those estimates.

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and PRC Domestic Entities in which it has a controlling financial interest. A controlling financial interest is typically determined when the Company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the PRC Domestic Entities through the Company’s rights to all the residual benefits of the PRC Domestic Entities and the Company’s obligation to fund losses of the PRC Domestic Entities then the entity is included in the consolidated financial statements. All significant intercompany balances and transactions between the Company, its subsidiaries and PRC Domestic Entities have been eliminated in consolidation.

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

Minority interests have been presented as noncontrolling interests in accordance with ASC 810-10, “Consolidation: Overall” (Pre-codification: SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements”).

Foreign Currency Translation and Transactions

The functional currency of the Company and its overseas subsidiaries, including Selovo, Pendiary, Max Impact, Bravo Work and China Index , is the United States dollar (“US$”). The Company’s PRC subsidiaries and PRC Domestic Entities determine their functional currency to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830-10, “Foreign Currency Matters: Overall” (Pre-Codification: FAS 52, “Foreign Currency Translation”). The Company uses the United State Dollar as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of operations.

Cash, cash equivalents and short-term investments

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions. All highly liquid investments with original stated maturity of 90 days or less are classified as cash equivalents. All highly liquid investments with original stated maturities of greater than 90 days but less than 365 days are classified as short-term investments which approximate their fair value.

The Company accounts for its investments in accordance with ASC 320-10, “Investments-Debt and Equity Securities: Overall” (Pre-Codification: SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”). According to ASC 320, the investments in debt securities are accounted for as “held-to-maturity”, “trading” or “available-for-sale”. Investments that are bought and held principally for the purpose of selling them in the near term are as accounted for as trading securities recorded at fair value with any change recognized in the consolidated statements of operations.

Debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance to ASC 320-10-35 Investments—Debt and Equity Securities: Overall—Subsequent Measurement (Pre-codification “FASB Staff Position (“FSP”) No. FAS 115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”). If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to its fair value as a charge to the consolidated statements of operations. No impairment loss was recognized on the held-to-maturity securities for any of years presented.

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

Accounts receivable and allowance for doubtful accounts

The Group considers many factors in assessing the collectability of its receivables due from its customers, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Property and Equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual Value

Office equipment	5 years	5-10%
Motor vehicles	5 years	5%
Leasehold improvement	shorter of lease term or 5 years	—

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset group with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. No impairment charge was recognized for any of the years presented.

Fair Value of Financial Instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, accounts receivables, other current assets, amounts due from related parties, and short-term investments. As of December 31, 2008 and 2009, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

Revenue Recognition

Revenues are derived from online marketing services, listing services, tangible products and other value-added services and products. Revenue for each type of service and product

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

sales is recognized only when the following criteria are met: a) persuasive evidence of an arrangement exists; b) price is fixed or determinable; c) delivery of services has occurred; and d) collectability is reasonably assured.

Revenue

Marketing services

The Group offers marketing services on the Group’s websites, primarily presented as banner advertisements, floating links, logos and other media insertions (“forms of services”). These services are offered to real estate developers and providers of products and services for home decoration and improvement. Marketing services allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular periods of time. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The contracts do not contain any specific performance, cancellation, termination or refund provisions.

The service fee is negotiated between the customer and the Group but once a price is agreed to and the written contract is signed by both parties, the price is fixed and not subject to change. The service fee is due and payable in installments over the service period. Historically, the service fee has varied widely for marketing services and such variation in prices exists even when the same forms of services is provided in the same location of our websites and for the same service duration. The marketing services typically last from several days to one year. Delivery of the service occurs upon displaying the agreed forms of services on the Group’s websites over the specified service period. The Group performs credit assessments on its customers prior to signing the written contract to ensure collectability is reasonably assured. Revenue is recognized ratably over the contract period, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605-10 “Revenue Recognition: Overall” (Pre-Codification: Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104).

For certain arrangements, the Group provides marketing services that contain multiple deliverables (i.e., different forms of services to be delivered over different periods of time). Since the Company sells its marketing services over a broad price range, there is a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement. Accordingly, a combined unit of accounting is used pursuant to ASC 605-25 “Revenue Recognition—Multiple-Element Arrangements” (Pre-codification: EITF 00-21 “Revenue Arrangements with Multiple Elements”) whereby revenue is recognized ratably over the performance period of the last deliverable in the arrangement.

Listing services

Listing service revenue consist of revenues derived from both basic listing services and special listing services.

The Group’s basic or special listing services are provided to agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

1) Basic listing services:

Basic listing services entitle the customers to post and make changes to information for properties, home furnishings and other related products and services in a particular area on the website for a specified period of time, which typically range from 1 to 36 months, in exchange for a fixed fee. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to the websites available for posting by the customers over the specified listing period. The Group performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured. In accordance with ASC 605-25, revenue is recognized ratably over the duration of the service period as the basic listing services are being delivered.

2) Special listing services:

Special listing services are multiple element arrangements comprising of website listing services and other coordination of promotional themed events (“Offline Services”), such as physical forum discussion or a banquet gathering, each with the special listing as the theme, where our customers promote their products or services to a live audience. The Offline Services are not sold separately and are always sold with special listing services. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to the websites available for posting by the customers over the specified listing period and upon completion of the Offline Services. The Group performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured.

The Group is unable to determine the fair value of the Offline Services since these services are not sold on a standalone basis. Accordingly, a combined unit of accounting is used pursuant to ASC 605-25 whereby revenue is recognized, upon delivery of the final deliverable, which is ratably over the duration of the Special listing service period. .

Other value-added services and products

Commencing in 2009, the Group provided marketing services to home decoration vendors in exchange for prepaid cards issued by the vendors. The significant terms of these transactions are stated in written contracts which are signed by the Group and the customers. The prepaid cards contain monetary values of varying denomination from RMB20 to RMB2,000 that can be used to purchase certain products from the vendors’ specified stores. The prepaid cards are not redeemable for cash from the vendors. The Group sells the prepaid cards, typically at a discount to their stated monetary value, to external parties. The exchange of marketing services for prepaid cards is accounted for in accordance with ASC 845 “Nonmonetary Transactions” (Pre-codification: APB 29 “Accounting for Nonmonetary Transactions”). In accordance with ASC 845-10-30, the nonmonetary transaction is measured based on fair value of the assets (or services) involved. The fair value of the services to be provided is not determinable within a reasonable range because the service fees received have historically varied widely. The fair value of the prepaid cards is determinable by reference to the historical cash

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

proceeds received upon the sale of such cards to customers. The Company reassesses its fair value estimate periodically to reflect changes experienced in the selling prices of the prepaid cards. Service revenue from this exchange is measured based on the fair value of the prepaid cards received and is recognized in accordance with the revenue model stated above in “Marketing services”. Revenue from sales of prepaid cards is recognized when the prepaid cards are delivered to the customers and cash is received.

The Group generates revenues from other value-added services and products including subscription services for access to the Group’s information database and consulting services for customized and industry-related research reports and indices. Revenues derived from subscription services for access to the Group’s information database are recognized ratably over the subscription period. Revenues derived from consulting services for customized and industry-related research reports and indices are recognized when the relevant services are completed.

The Group’s business is subject to business taxes, surcharges or cultural construction fees levied on advertising-related sales in China. In accordance with ASC 605-45 Revenue Recognition—Principal Agent Considerations (Pre-codification: EITF 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement), all such business taxes, surcharges and cultural construction fees are presented as cost of revenues on the consolidated statements of operations. Business tax and related surcharges and cultural construction fees for the years ended December 31, 2007, 2008 and 2009 are approximately US$4,528, US$8,252 and US$10,870 respectively.

Cost of Revenues

Cost of revenue comprises of employee costs, business taxes and surcharges, server and bandwidth leasing fees and other direct costs incurred in providing the related services and sales of products. These costs are expensed when incurred.

Inventories

Inventories consist of prepaid cards that can be used to acquire products from the issuing vendors. Inventories are recorded at the lower of cost or market. An impairment charge is recognized to the extent the prepaid cards cannot be recovered through sale or have expired. No impairment charge was recognized for any of the years presented. The prepaid cards generally expire within one year of the acquisition date. As at December 31, 2009, the Company held 61,681 prepaid cards with face value of US$6,298 which will expire from March 2010 through December 2010.

Advertising Expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of operations. For the years ended December 31, 2007, 2008 and 2009, the advertising expenses were approximately US$1,306, US$944 and US$1,526, respectively.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: a) ownership is transferred to

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group had no capital lease for any of the years stated herein.

Income Taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

On January 1, 2007, the Group adopted ASC 740-10, “Income taxes: Overall” (Pre-codification: FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”), to account for uncertainties in income taxes. There was no cumulative effect of the adoption of ASC 740-10 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740-10 is classified in the consolidated statements of operations as income tax expense.

In accordance with the provisions of ASC 740-10, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits which is included in the “accrued expenses and other liabilities” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

Share-based compensation

The Group’s employees and directors participate in the Company’s share-based scheme which is more fully discussed in note 14. The Company applies ASC 718 “Compensation-Stock Compensation” (Pre-Codification: FAS 123(R), “Share-Based Payment”) to account for its employee share-based payments. There have been no share-based payments made to non-employees for any of the years presented.

In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. All grants of share-based awards to employees and directors classified as liability are remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested rewards over the vesting periods. The Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Earnings per Share

Earnings per share are calculated in accordance with ASC 260, “Earnings Per Share” (Pre-Codification: FAS 128, “Earnings per Share”). Basic earnings per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflect the potential dilution that could occur if securities to issue ordinary shares were exercised. The dilutive effect of outstanding share-based awards is reflected in the diluted earnings per share by application of the treasury stock method.

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220-10, “Comprehensive Income: Overall” (Pre-Codification: FAS 130, “Reporting Comprehensive Income”) requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For the years presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the statement of changes in shareholders’ equity.

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC sub-

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

topic 605-25, Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that may better reflect the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other third-party evidence (“TPE”) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The Group will adopt ASU 2009-13 for its fiscal year commencing January 1, 2011. The Group is still assessing the impact of adoption of ASU 2009-13 on its consolidated financial statements.

In June 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-17 (“ASU 2009-17”), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. In addition, ASU 2009-17 requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. ASU 2009-17 is effective for the Company on January 1, 2010. The adoption of ASU 2009-17 is not expected to have a material impact on the Group’s consolidated financial statements.

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and accounts receivable. As of December 31, 2009, substantially all of the Group’s cash was deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

Concentration of customers

There are no revenues from customers which individually represent greater than 10% of the total revenue for the three years ended December 31, 2009.

Current vulnerability due to certain other concentrations

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30 years, no assurance can be given that the PRC government

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Internet and advertising related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any ICP business. In addition, PRC regulations require any foreign entities that invest in the advertising services industry to have at least a two-year track record with a principal business in the advertising industry outside of China. Currently, the Group conducts its operations in China through contractual arrangements entered between the WOFESs and PRC Domestic Entities. The relevant regulatory authorities may find the current contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If so, the relevant regulatory authorities would have broad discretion in dealing with such violations.

4  SHORT TERM INVESTMENTS

		December 31,
		2008	2009
		US$	US$

Held-to-maturity securities
—Fixed rate time deposits		8,779	21,235
—Adjustable rate investments	1)	8,779	—
Trading securities
—Adjustable rate investments	2)	7,315	7,323

		24,873	28,558

1)	As of December 31, 2008, the Group owned US$8,779 of held-to-maturity securities which mature in February 27, 2009. This investment will pay variable interest ranging from 3% to 3.1% based on a formula linked to an interest rate index (i.e., SHIBOR). As of December 31, 2008 and 2009, the fair value of held-to-maturity securities approximate to their carrying value.

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

2)	As of December 31, 2009, the Group owned US$7,323 (2008—US$7,315) of trading securities which mature in March 15, 2010 (2008—January 29, 2009). This investment will pay variable interest ranging from 1.98% to 6% (2008—3.15% to 6%) based on a formula linked to a trading range between the Euro and US$ (2008—trading range between Australian dollar and US$).

As of December 31, 2008 and 2009, the fair value of trading securities approximated their carrying value.

The following table summarizes the estimated fair value of trading securities as of December 31, 2009:

		Gross	Gross
		Unrealized	Unrealized
	Carrying Value	Gains	Losses	Fair Value
	US$	US$	US$	US$

Trading securities
—Adjustable rate investments	7,323	—	—	7,323

5.	ACCOUNTS RECEIVABLE

	December 31,
	2008	2009
	US$	US$

Accounts receivable	14,680	18,417
Allowance for doubtful accounts	(3,330)	(4,432)

Accounts receivable, net	11,350	13,985

	For the
	Years Ended
	December 31,
	2008	2009

Movement in allowance for doubtful accounts:
Balance at beginning of the year	1,192	3,330
Additional provision charged to expenses	3,220	4,430
Write-offs	(1,231)	(3,332)
Foreign currency adjustment	149	4

Balance at end of the year	3,330	4,432

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31,
	2008	2009
	US$	US$

Prepaid expenses	365	514
Advance to employees	540	355
Rental and other deposits	264	625
Interest receivables	222	334
Others	9	124

	1,400	1,952

7.  PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2008	2009
	US$	US$

Office equipment	4,623	6,015
Motor vehicles	651	526
Leasehold improvement	957	1,185

Total	6,231	7,726
Less: Accumulated depreciation	(2,390)	(3,506)

	3,841	4,220

Depreciation expenses amounted to approximately US$1,051 and US$1,213 for the years ended December 31, 2008 and 2009, respectively.

8.	DEFERRED REVENUE

All service fees and prepaid cards received in advance of the provision of services are initially recorded as deferred revenue.

9.	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2008	2009
	US$	US$

Payroll and welfare benefit	3,951	5,487
Other taxes and surcharges payable	7,066	11,921
Accrued unrecognized tax benefits and related interests and penalties (note 13)	17,391	18,705
Others	991	1,229

	29,399	37,342

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

10.	DIVIDEND PAYABLE

Pursuant to minutes of meetings of directors dated December 12, 2007, and February 20, 2009, the Company’s board of directors declared the distribution of dividends to the shareholders in the amount of US$41,070 and US$43,935, respectively. During the year ended December 31, 2007, 2008 and 2009, the Group paid US$2,647, US$16,210 and US$24,241, respectively, to the shareholders.

11.	SHAREHOLDERS’ EQUITY

On August 12, 2009, the Company repurchased 88,000 ordinary shares from a shareholder at a price of US$5.01 per share. The repurchased shares were cancelled and the difference between the par value and the repurchase price of US$429 is debited to retained earnings.

At the same day, the Company also repurchased and cancelled 35,000 vested share option at a price of US$3.04 per option, which approximated to then fair value and the repurchase price of US$107 is debited to additional paid-in capital.

As of and for each of the years presented and pursuant to the Company’s memorandum and articles of association, each ordinary share is entitled to one vote and dividends on a pro-rata basis, when and if declared.

12.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WOFEs were established as a foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC Domestic Entities

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

were established as domestic invested enterprises and therefore is subject to the above mentioned restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling approximately US$121,972 as of December 31, 2009; therefore in accordance with Rules 504 and 4.08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 are disclosed in note 22.

13.  TAXATION

Enterprise income tax:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, Pendiary and Selovo are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Bravo Work, Max Impact and China Index are incorporated in Hong Kong and do not conduct any substantive operations of their own.

No provision for Hong Kong profits tax has been made in the financial statements as the Company has no assessable profits for the three years ended December 31, 2009. In addition, upon payment of dividends by Bravo Work, Max Impact and China Index to their shareholder, no Hong Kong withholding tax will be imposed.

China

Prior to January 1, 2008, PRC enterprise income tax (EIT), was generally assessed at the rate of 33% of taxable income. However, as enterprises located in the Shenzhen Special Economic Zone and Shanghai Zhangjiang High Technology Park, SouFun Shenzhen and SouFun Shanghai, respectively, were entitled to preferential EIT rates of 15% in 2007.

SouFun Media and SouFun Network obtained the certificates of “new and high technology enterprise (“HNTE”)” within the Zhongguancun Science Park in Beijing, and therefore were granted a preferential income tax rate of 15% and a “tax holiday” for exemption from foreign enterprise income tax for 3 years commencing in the calendar years of 2003 and 2006,

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

respectively, and a 50% tax reduction for the succeeding 3 years beginning from 2006 and 2009, respectively. Accordingly, SouFun Media was subject to 7.5% EIT and SouFun Network was exempt from EIT in 2007. Beijing Technology and Beijing JTX Technology have obtained certificates of HNTE within the Zhongguancun Science Park in Beijing, and therefore been granted a preferential income tax rate of 15% and a “tax holiday” for exemption from EIT for 3 years commencing in the calendar year of 2006 and 2007, respectively, and a 50% tax reduction for the succeeding 3 years commencing in 2009 and 2010, respectively. Accordingly, Beijing Technology and Beijing JTX Technology were exempt from EIT in 2007.

Shanghai Advertising and Shanghai China Index are granted a “tax holiday” for exemption from enterprise tax for the calendar year of 2007.

For the years ended December 31, 2008 and 2009, in accordance with the provisions of the PRC tax law, the local tax authority of Chongming County of Shanghai City concluded that a deemed profit method, rather than the statutory taxable income method, is a more appropriate measure of income tax liability for companies like Shanghai Advertising and Shanghai China Index. Under the deemed profit method, the local tax authority levies income tax based on an arbitrary deemed profit of 10% of total revenue. Shanghai Advertising and Shanghai China Index have filed their tax returns based on the deemed profit method.

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which was effective on January 1, 2008. The New EIT Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The new law provides a transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. Based on the transitional rule, certain categories of enterprises, including the foreign invested enterprise located in Shenzhen Special Economic Zone and Shanghai Zhangjiang High Technology Park, which previously enjoyed a preferential tax rate of 15% are eligible for a five-year transition period during which the income tax rate will be gradually increased to the unified rate of 25%. Specifically, the applicable rates for SouFun Shenzhen and SouFun Shanghai are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “HNTE” status under the New EIT law which would entitle qualified and approved entities to a favorable statutory tax rate of 15%. Up to December 31, 2008, no subsidiary of the Group obtained the certificate of HNTE under the New EIT law. The Group have accounted for their current and deferred income tax based on the enacted tax rate of 25% as applicable EIT rate for 2008.

In May and June 2009, Beijing JTX Technology, Beijing Zhongzhi, SouFun Media, SouFun Network and Beijing Technology obtained new HNTE status effective from January 1, 2009. Therefore, Beijing Zhongzhi and SouFun Media enjoy the reduced EIT rate of 15% for 2009, 2010 and 2011. Beijing Technology, SouFun Network and Beijing JTX Technology are eligible to enjoy its remaining tax holiday granted under the previous EIT Law under which Beijing Technology and SouFun Network are entitled to a three year 50% reduction of EIT rate of 15% (i.e., 7.5% for 2009, 2010 and 2011) and Beijing JTX Technology is entitled to tax exemption in 2009 and a following two year 50% reduction of EIT rate of 15% (i.e., 7.5% for 2010 and 2011). It is also expected that, after the remaining 3-year tax holiday expires in 2011, if Beijing Technology, Beijing Zhongzhi and SouFun Media, SouFun Network and Beijing JTX

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

Technology may apply for renewal of the HNTE status on a three-year basis. Renewal of the HNTE status is subject to Beijing Technology, Beijing Zhongzhi and SouFun Beijing, SouFun Network and Beijing JTX Technology demonstrating qualification and obtaining approval from the relevant tax authorities.

Dividends paid by PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors would be subject to PRC withholding tax. The withholding tax would be 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with China that provides for a lower withholding tax rate.

Income (loss) before income taxes consists of:

	For the Year Ended December 31,
	2007	2008	2009
	US$	US$	US$

Non-PRC	(180)	(3,194)	(174)
PRC	20,973	45,346	50,585

	20,793	42,152	50,411

The current and deferred components of the income tax expense (benefit) appearing in the consolidated statements of operations are as follows:

	For the Year Ended December 31,
	2007	2008	2009
	US$	US$	US$

Current tax expense	2,868	13,255	5,661
Deferred tax expense (benefit)	5,589	5,550	(7,860)

	8,457	18,805	(2,199)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Year Ended December 31,
	2007	2008	2009
	US$	US$	US$

Income before income taxes	20,793	42,152	50,411

Income tax computed at applicable tax rates (2007: 33% 2008 and 2009: 25%)	6,862	10,538	12,603
Effect of different tax rates in different jurisdictions	61	734	20
Non-deductible expenses	2,765	1,799	2,245
Effect of preferential tax rate	(8,391)	(2,931)	(10,691)
Effect of tax rate changes	1,451	—	(9,525)
Investment basis difference in PRC Domestic Entities	4,551	6,599	1,488
Changes in valuation allowance	130	203	364
Decrease in unrecognized tax benefits	—	(24)	(165)
Changes in interest and penalty on unrecognized tax benefits	1,028	1,887	1,462

	8,457	18,805	(2,199)

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

A roll-forward of unrecognized tax benefits is as follows:

	For the Year Ended December 31,
	2007	2008	2009
	US$	US$	US$

Balance—beginning	767	2,667	13,810
Additions related to tax positions in current year	1,900	10,985	—
Reductions related to tax positions in prior years	—	(24)	(165)
Foreign currency adjustment	—	182	12

Balance—end	2,667	13,810	13,657

The Group has recorded an unrecognized tax benefit of approximately US$4,191, US$17,391, and US$18,705 as at December 31, 2007, 2008 and 2009, respectively, which is included in the account of “accrued expenses and other liabilities”. In 2007, 2008 and 2009, US$4,191, US$17,391 and US$18,705, respectively, would impact tax expense, if recognized. Certain of these unrecognized tax benefit liabilities were settled in April 2010 (see Note 21).

It is possible that the amount of unrecognized tax benefits will change in the next twelve months. The Company expects that US$7,816 of unrecognized tax benefits originated in 2008 will be settled in the coming 12 months.

During the years ended December 31, 2007, 2008 and 2009, the Company recognized approximately US$1,028, US$1,887 and US$1,462 in income tax expenses for interest and penalties related to uncertain tax positions. Accrued interest and penalties related to unrecognized tax benefits were approximately US$3,581 and US$5,048 at December 31, 2008, and 2009, respectively.

The Company’s PRC subsidiaries and PRC Domestic Entities are subject to the New EIT Law since January 1, 2008. The PRC income tax returns for fiscal year 2005 through fiscal year 2009 remain open for examination.

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Year Ended December 31,
	2007	2008	2009
	US$	US$	US$
	(amounts in thousands except for the per share data)

The aggregate amount	(8,391)	(2,931)	(10,691)

The aggregate effect on basic and diluted earnings per share:
—Basic	0.11	0.04	0.14

—Diluted	0.11	0.04	0.14

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

The components of deferred taxes are as follows:

	December 31,
	2008	2009
	US$	US$

Deferred tax assets, current portion
Accrued expenses	715	471
Net operating losses	715	—
Inventories	—	123

Total deferred tax assets, current portion	1,430	594
Deferred tax assets, non-current portion
Net operating losses	688	1,335
Less: valuation allowance	(688)	(828)

Total deferred tax assets, non-current portion	—	507
Deferred tax liabilities, current portion
Deferred revenue	—	(123)
Deferred tax liabilities, non-current portion
Investment basis in PRC Domestic Entities	(13,991)	(5,687)

Deferred tax assets, current portion, net	1,430	471

Deferred tax assets, non-current portion, net	—	507

Deferred tax liabilities, non-current portion, net	(13,991)	(5,687)

As of December 31, 2009, the Company had net operating losses of approximately US$5,339 from several of its subsidiaries and PRC Domestic Entities, which can be carried forward to offset future net profit for income tax purposes. The net operating loss carry-forwards as of December 31, 2009 will expire in years 2010 to 2013 if not utilized.

Deferred tax liabilities arising from undistributed earnings:

Aggregate undistributed earnings of the PRC subsidiaries that are available for distribution to non-PRC tax resident parent companies at December 31, 2008 and 2009 are considered to be indefinitely reinvested under ASC 740-30 “Income Taxes: Other Considerations or Special Areas” (Pre-codification: Accounting Principles Board Opinion No. 23 “Accounting for Income Tax-Special Areas”) and accordingly, no provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within the Group outside the PRC.

Deferred tax liabilities arising from aggregate undistributed earnings of the PRC Domestic Entities that are available for distribution to PRC tax resident parent companies (i.e. WOFEs) amounted to US$13,991 and US$5,687 at December 31, 2008 and 2009, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

14.	SHARE-BASED PAYMENTS

Stock related award incentive plan

On September 1, 1999, the Company’s shareholders approved the Stock Related Award Incentive Plan (the “Plan”). Under the Plan, the Company may issue up to 12% of the fully diluted ordinary shares of the company to its directors and employees. The purpose of the Plan is to provide additional incentive and motivation to its directors and employees, through an equity interest in the Company, to work towards increasing the value of the Company. The Plan provides for accelerated vesting, subject to certain conditions, if there is a change in control. The Plan has no stated expiry date.

The exercise price, vesting and other conditions of individual awards are determined by the Chairman of the Company. Typically the awards are subject to a 3 to 4 year service vesting condition and expire 10 or 15 years after the grant date. In addition, the grantee must return all awards and any proceeds from the sale of the awards if he/she violates certain provisions including a non-compete condition for a period of 2 years after cessation of employment with the Company. The non-compete condition does not give rise to an in-substance service condition.

Starting from December 31, 2006, the Company awarded Special Stock Options to its employees and directors. Terms for Special Stock Options are the same as other option grants except the underlying ordinary shares to be received upon exercise of the vested options do not have any entitlement to vote. Every two Special Stock Options is exercisable into one non-voting ordinary share. The Company’s board of directors has the sole ability to authorize the creation of any class of ordinary shares pursuant to our Articles of Association; however, no non-voting class of ordinary shares has been created as at December 31, 2009. Under Cayman Islands law, the grant of stock options is legally valid even though the underlying non-voting class of ordinary share has not yet been formed. Since the Company has the ability to create such a class of shares without approval from any other party at any time, the Special Stock Options have been accounted for as equity awards and measured at the date on which the terms of the grant was communicated to the grantee (the “grant date”). These Special Stock Options vest 10% after the first year of service, 20% after the second year of service, 40% after the third year of service and 30% after the fourth year of service. The contractual life of the Special Stock Option is ten years from the date of grant.

From 2001 to 2003, the Company granted stock options which contained an exercise price denominated in HK$. Since this denomination is neither the functional currency of the Company nor the currency in which the grantee is paid, these stock options are dual indexed to foreign exchange and the shares of the Company. Accordingly, they are accounted for as liability awards that are remeasured at fair value with changes recognized in the consolidated statements of operations. Share-based compensation expense for the liability awards were approximately US$943, US$745 and US$1,242 for the years ended December 31, 2007, 2008 and 2009.

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

A summary of the equity award activity under the Plan for the years presented is stated below:

		Weighted-		Weighted-		Weighted
		Average		Average		Average
		per Share		Grant-date		Remaining	Aggregated
	Number of	Exercise		Fair Value		Contractual	Intrinsic
Options Granted to Employees	Shares*	Price		per Share		Term (Years)	Value

Outstanding, January 1, 2007	4,865,838
Granted	992,554			US$	2.81

Outstanding, December 31, 2007	5,858,392
Granted	986,554			US$	3.75

Outstanding, December 31, 2008	6,844,946	US$	3.81	US$	1.69
Granted	1,033,654	US$	10.00	US$	1.95
Repurchased	(35,000)	US$	1.97	US$	0.59

Outstanding, December 31, 2009	7,843,600	US$	4.53	US$	1.73	8.86	US$	20,658

Vested and expected to vest at December 31, 2009	7,843,600	US$	4.53	US$	1.73	8.86	US$	20,658

Exercisable at December 31, 2009	4,498,783	US$	3.04	US$	1.10	8.49	US$	16,743

*	Including both voting and non voting shares.

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share as at December 31, 2009 and the exercise price.

As of December 31, 2009, there was US$7,013 of unrecognized share-based compensation cost related to equity awards; that is expected to be recognized over a weighted-average vesting period of 2.84 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

As at December 31, 2009, there were 1,739,500 stock options outstanding with weighted average exercise price of HK$2.59 and weighted average remaining contractual term of 7.22 years which are accounted for as liability awards. These options are not reflected in the table above. These liability awards are fully vested. There have been no grants of liability awards during any of the years presented.

The fair value of each option award to employees and directors was estimated using the Binominal Option Pricing Model by the Company with assistance from Jones Lang LaSalle Sallmanns, an external valuation firm. The volatility assumption was estimated based on the price volatility of the shares of comparable companies in the internet media business because the Company was not a public company at the grant date and therefore did not have data to calculate expected volatility of the price of the underlying ordinary shares over the expected

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

term of the option. The expected term was estimated based on the resulting output of the binomial option pricing model. The risk-free rate was based on the market yield of US Treasury Bonds & Notes with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The suboptimal exercise factor of 1.5 is based on external consultant’s research on the early exercise behavior of employees with stock options.

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2007	2008	2009

Risk-free interest rate	3.61%	1.69%	3.39%
Dividend yield	—	1%	—
Expected volatility range	53.20%	77.67%	36.03%
Weighted average expected life	4.45 years	3.59 years	6.32 years

The Company calculated the estimated fair value of the liability awards at each reporting date using the binomial option pricing model with the following assumptions:

	2007	2008	2009

Risk-free interest rate	3.24%- 3.44%	1.14%-3.39%	1.75%-2.52%
Dividend yield	—	1%	—
Expected volatility range	53.20%	77.67%	36.03%
Weighted average expected life	—	—	—

The total fair value of equity awards vested during the year ended December 31, 2007, 2008 and 2009 were US$1,093, US$1,469 and US$2,434, respectively.

Total share-based compensation expense of share-based awards granted to employees and directors is as follows:

	For the Year Ended December 31,
	2007	2008	2009
	US$	US$	US$

Cost of revenues	160	268	489
Selling expenses	142	323	595
General and administrative expenses	1,915	2,126	3,056

	2,217	2,717	4,140

15.	RELATED PARTY TRANSACTIONS

a)  Related Parties

Name of Related Parties	Relationship with the Group

Tianquan Vincent Mo	Executive chairman of the board of directors
Jiangong Dai	Chief executive officer of the Company
CNED Hengshui Zhong Cheng Wanyuan Home Co., Ltd. (“Hengshui”)	A company under the control of Mr. Tianquan Vincent Mo

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

b)	The Group had the following related party transactions for the years ended December 31, 2007 2008 and 2009:

	2007	2008	2009
	US$	US$	US$

Short-term interest-free loans to:
Tianquan Vincent Mo	—	279	326
Jiangong Dai	—	272	264
Repayment of interest-free loans by:
Tianquan Vincent Mo	179	292	198
Jiangong Dai	—	317	235
Short-term Loan to:
Hengshui	—	—	7,323
Repayment of short-term loan by:
Hengshui	—	—	637
Interest on loan to:
Hengshui	—	—	85

c)	The Group had the following related party balances at the end of the period:

	As at December 31,
	2008	2009
	US$	US$

Amount due from related parties:
Tianquan Vincent Mo *	493	621
Jiangong Dai *	293	322
Hengshui **	—	6,686

	786	7,629

*	The balances as of December 31, 2008 and 2009 were unsecured, interest-free and repayable on demand.

**	The loan bears a stated interest rate of 10% per annum with a fixed repayment term of 6 months.

16.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately US$2,544, US$4,327 and US$5,027 for the years ended December 31, 2007, 2008 and 2009, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

17.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at December 31, 2009:

US$

2010	3,333
2011	2,480
2012	2,063

7,876

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The company’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties. For the years ended December 31, 2007, 2008 and 2009, total rental expenses for all operating leases amounted to approximately US$2,486, US$4,024 and US$4,565, respectively.

Income Taxes

As of December 31, 2009, the Group has recognized approximately US$13,657 accrual for unrecognized tax benefits (note 13). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2009, the Group classified the US$13,657 accrual as a current liability and in April 2010 the Company settled certain uncertain tax positions originated in 2008 (note 21).

18.	SEGMENT REPORTING

In accordance with ASC 280-10 “Segment Reporting: Overall” (Pre-codification: FAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”), the Group’s chief operating decision maker has been identified as the chief executive officer, who makes resource allocation decisions and assesses performance based on the Group’s consolidated results; the Group has only one reportable segment.

Geographic disclosures:

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

19.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	2007	2008	2009
	US$	US$	US$
	(amounts in thousands except for the number of shares and per share data)

Numerator:
Net income attributable to ordinary shareholders used in calculating income per ordinary share—basic and diluted	12,211	23,381	52,652

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	74,020,217	74,020,217	73,986,129
Employee stock options	2,977,193	3,071,980	3,432,831

Weighted average number of ordinary shares outstanding used in calculating diluted earnings per share	76,997,410	77,092,197	77,418,960

Basic earnings per share	0.16	0.32	0.71

Diluted earnings per share	0.16	0.30	0.68

Options to purchase 3,552,392 (exercise price of US$5 per share), 4,538,946 (exercise price of US$5 per share) and 3,012,762 (exercise price US$5 to US$10 per share) ordinary shares were outstanding during the year ended 2007, 2008 and 2009 but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average fair value of the ordinary shares and, therefore, the effect would be antidilutive.

20.	FAIR VALUE MEASUREMENT

Effective January 1, 2008, the Group adopted ASC 820-10 “Fair Value Measurements and Disclosures: Overall” (Pre-codification: FAS 157 “Fair Value Measurements”). ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820-10 did not impact the Group’s financial condition, results of operations, or cash flow, ASC 820-10 requires additional disclosures to be provided on fair value measurement.

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820-10, the Company measures its trading securities at fair value. Trading securities are classified within Level 2 because they are valued using a model utilizing market direct observable inputs, such as historical volatility and risk-free interest rate.

	Fair Value Measurement at December 31, 2009
	Quoted Prices in
	Active Markets for	Significant Other	Unobservable	Fair Value at
	Identical Assets	Observable Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009
	US$	US$	US$	US$

Trading securities:
Adjustable rate structured notes	—	7,323	—	7,323

	Fair Value Measurement at December 31, 2008
	Quoted Prices in
	Active Markets for	Significant Other	Unobservable	Fair Value at
	Identical Assets	Observable Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
	US$	US$	US$	US$

Trading securities:
Adjustable rate structured notes	—	7,315	—	7,315

21.	SUBSEQUENT EVENTS

In April 2010, after holding discussions with the relevant PRC tax authorities and in an effort to minimize any further interest charges or penalties, the Company decided to pay US$9,000 to settle certain income tax liabilities (including interest of US$1,192) arising from unrecognized tax benefits which originated in 2008. As a result of the payment, these uncertain tax positions were settled without the imposition of any penalties by the PRC tax authorities. The Company did not record any penalties in relation to these uncertain tax positions in 2008 or 2009.

In April 2010, the Company modified the exercise price of certain stock options from HK dollar denomination to US dollar denomination. No other original terms of these stock options were modified. As a result, 1,739,500 stock options with exercise prices ranging from HK$1 to HK$5 were modified to contain exercise prices ranging from US$0.13 to US$0.64.

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (See Note 12)

Condensed balance sheets

	As at December 31,
	2008	2009
	US$	US$

ASSETS
Current assets:
Cash	83	112
Amount due from related party	245	245

Total current assets	328	357

Non-current assets:
Investment in subsidiaries and PRC Domestic Entities	53,024	108,703

Total assets	53,352	109,060

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	3	3
Dividend Payable	24,200	43,906
Amount due to subsidiaries	15,866	40,713

Total liabilities	40,069	84,622

Commitments and contingencies
Shareholders’ equity:
Ordinary shares (par value of HK$1 per share at December 31, 2008 and 2009, respectively; Authorized—600,000,000 shares at December 31, 2008 and 2009 respectively; Issued and outstanding—74,020,217 and 73,932,217 shares at December 31, 2008 and 2009, respectively)	9,501	9,489
Additional paid-in capital	35,707	9,279
Accumulated other comprehensive income	5,582	5,670
Accumulated deficits	(37,507)	—

Total shareholders’ equity	13,283	24,438

Total liabilities, and shareholders’ equity	53,352	109,060

SOUFUN HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

Condensed statements of operations

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2007	December 31, 2008	December 31, 2009
	US$	US$	US$

General and administrative expenses	(62)	—	—

Operating loss	(62)	—	—
Equity in profits of subsidiaries and PRC Domestic Entities	12,269	20,557	52,611
Foreign exchange loss	—	2,824	41
Interest income	4	—	—

Net income	12,211	23,381	52,652

Condensed statements of cash flows

	2007	2008	2009
	US$	US$	US$

Net cash used in operating activities	(58)	(3)	—

Net cash (used in) provided by investing activities	(127)	16	29

Net (decrease) increase in cash	(185)	13	29
Cash at beginning of the year	255	70	83

Cash at end of the year	70	83	112

Supplemental schedule of cash flow information:
Dividend paid by subsidiaries of the Company:	2,647	16,210	24,241

Basis of Presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries and PRC Domestic Entities, which it effectively controls through contractual agreements, under the equity method of accounting as prescribed in ASC 323-10, “Investments-Equity Method and Joint Ventures: Overall” (Pre-codification: APB opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”). Such investment is presented on the condensed balance sheets as “Investment in Subsidiaries and PRC Domestic Entities” and the subsidiaries and PRC Domestic Entities’ profit or loss as “Equity in profit or loss of subsidiaries and PRC Domestic Entities” on the condensed statements of operations. The parent company only condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

SOUFUN HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of United States Dollar (“US$”)
except for number of shares)

		As at
		December 31,	June 30,
	Notes	2009*	2010
		US$	US$
			(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents		92,239	105,368
Short-term investments	2	28,558	37,550
Accounts receivable (net of allowance of US$4,432 and US$4,045 as of December 31, 2009 and June 30, 2010, respectively)	3	13,985	11,948
Prepayment and other current assets	4	1,952	2,655
Amounts due from related parties	10	7,629	10,529
Deferred tax assets, current		471	473
Inventories		4,390	8,222

Total current assets		149,224	176,745

Non-current assets:
Property and equipment, net	5	4,220	6,778
Deferred tax assets, non current		507	527
Other non-current assets		543	1,029

Total Non-current assets		5,270	8,334

Total assets		154,494	185,079

*	Amounts for the year ended December 31, 2009 were derived from the December 31, 2009 audited consolidated financial statements.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOUFUN HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS—(Continued)
(Amounts in thousands of United States Dollar (“US$”)
except for number of shares)

		As at
		December 31,	June 30,
	Notes	2009*	2010
		US$	US$
			(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenue (including related party amount of nil and US$183 as at December 31, 2009 and June 30, 2010, respectively)		28,795	54,346
Accrued expenses and other liabilities	6	37,342	31,061
Dividend payable		43,906	44,147
Share based compensation liability	9	11,129	—
Income tax payable		3,134	2,633

Total current liabilities		124,306	132,187

Deferred tax liability, non-current	8	5,687	9,441

Total liabilities		129,993	141,628

Commitments and contingencies	12
Shareholders’ equity:
Ordinary shares (par value of Hong Kong Dollar (HK$) 1 per share; Authorized—600,000,000 shares; Issued and outstanding—73,932,217 shares and 73,932,217 shares as at December 31, 2009 and June 30, 2010, respectively)		9,489	9,489
Additional paid-in capital		9,279	22,225
Accumulated other comprehensive income	15	5,670	6,376
Retained earnings		—	5,309

Total SouFun Holdings Limited’s equity		24,438	43,399
Noncontrolling interests		63	52

Total shareholders’ equity		24,501	43,451

Total liabilities and shareholders’ equity		154,494	185,079

*	Amounts for the year ended December 31, 2009 were derived from the December 31, 2009 audited consolidated financial statements.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOUFUN HOLDINGS LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of United States Dollar (“US$”)
except for number of shares and per share data)

		For the Six Months Ended
		June 30,
	Notes	2009	2010
		US$	US$
		(Unaudited)	(Unaudited)

Revenues
Marketing services(including related party amount of nil and US$375 for the six months ended June 30, 2009 and 2010, respectively)	10	29,503	45,586
Listing services		5,398	14,006
Other value-added services and products		2,056	8,593

Total revenues		36,957	68,185
Cost of revenues
Cost of services		(9,506)	(18,164)
Cost of value-added services and products		(1,185)	(6,887)

Total cost of revenues		(10,691)	(25,051)

Gross profit		26,266	43,134
Operating expenses:
Selling expenses		(9,988)	(16,742)
General and administrative expenses		(9,379)	(14,330)

Operating income		6,899	12,062
Foreign exchange loss		(17)	(481)
Interest income (including related party amount of nil and US$305 for the six months ended June 30, 2009 and 2010, respectively)		613	1,162
Realized gain—trading securities		85	164
Government grants		336	356

Income before income tax		7,916	13,263
Income tax expense	8	(4,190)	(7,965)

Net income		3,726	5,298

Net loss attributable to noncontrolling interests		(20)	(11)
Net income attributable to SouFun Holdings Limited shareholders		3,746	5,309

Earnings per share	13
Basic		0.05	0.07
Diluted		0.05	0.07
Weighted average number of ordinary shares outstanding:	13
Basic		74,020,217	73,932,217
Diluted		77,386,202	77,851,697

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOUFUN HOLDINGS LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of United States Dollar (“US$”))

	For the Six Months Ended
	June 30,
	2009	2010
	US$	US$
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	3,726	5,298
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	2,013	1,817
Depreciation of property and equipment	601	982
Deferred tax expense	353	3,706
Allowance for doubtful accounts	1,484	1,609
Unrealized foreign exchange loss	17	483
Changes in operating assets and liabilities:
(Decrease) increase in accounts receivable	(1,113)	488
Increase in prepayments and other current assets	(147)	(689)
Increase in other non-current assets	—	(481)
Increase (decrease) in accrued expenses and other liabilities	1,764	(6,463)
Increase in deferred revenue (including related party amounts of nil and US$183 for the six months ended June 30, 2009 and 2010, respectively)	14,262	25,297
Change in inventories	(1,792)	(3,791)
Increase (decrease) in income tax payable	2,837	(519)
Deposit paid to related parties for services	—	(9,539)

Net cash generated from operating activities	24,005	18,198

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for short-term investments	(13,174)	(32,244)
Proceeds received from maturity of short-term investments	21,957	23,456
Acquisition of property and equipment	(67)	(3,558)
Proceeds from disposal of property and equipment	91	53
Change in amount due from related parties	120	—
Repayment of loan from a related party	—	6,693

Net cash generated from (used in) investing activities	8,927	(5,600)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of dividends	(24,241)	—

Net cash used in financing activities	(24,241)	—

Exchange rate effect on cash and cash equivalents	22	531

Net increase in cash and cash equivalents	8,713	13,129

Cash and cash equivalents at beginning of period	63,022	92,239

Cash and cash equivalents at end of period	71,735	105,368

Supplemental schedule of cash flow information:
Income tax paid	570	2,246
Non-monetary exchange of services for prepaid cards	4,371	11,891

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of SouFun Holdings Limited (the “Company”) and its subsidiaries. The Company and its subsidiaries are collectively referred to as the “Group”. These unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited consolidated financial statements for the year ended December 31, 2009. These unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of results to be expected for any other interim period or the full year of 2010 due in part to the seasonality of the Group’s business. Historically, the expenditure on marketing campaigns tends to decrease due to reduced advertising and marketing activity for the real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year. The consolidated balance sheet as of December 31, 2009 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements and related notes for the year ended December 31, 2009.

To comply with PRC laws and regulations which restrict foreign control of companies involved in internet content provision (“ICP”) and advertising businesses, the Group operates its websites and provides online marketing advertising services in the PRC through its PRC Domestic Entities. The equity interests of the PRC Domestic Entities are legally held directly by Tianquan Vincent Mo, Executive Chairman of the Company, and Jiangong Dai, president and CEO of the Company. Jiangong Dai held the shares in Beijing Advertising and Beijing Information on behalf of Tianquan Vincent Mo from September 2000 to June 2004. The effective control of the PRC Domestic Entities is held by the Company through a series of contractual arrangements, (the “Structure Contracts”). As a result of the Structure Contracts, the Company maintains the ability to approve decisions made by the PRC Domestic Entities, is entitled to substantially all of the economic benefits from the PRC Domestic Entities and is obligated to absorb all of the PRC Domestic Entities’ expected losses. Therefore, the Company consolidates the PRC Domestic Entities in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810-10 “Consolidation: Overall” (Pre-codification: Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, and its related interpretations, Statement of Financial Accounting Standards (“SFAS”) No. 94, “Consolidation of All Majority—Owned Subsidiaries, an amendment of ARB No. 51, with related amendments

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

of APB Opinion No. 18 and ARB 43, Chapter 12”, and FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”).

The following is a summary of the Structure Contracts:

Exclusive Technical Consultancy and Service Agreements, and Operating Agreements

The Company, through its subsidiaries (the “WOFEs”), provide the following exclusive technical services to the PRC Domestic Entities: i) access to information assembled by the WOFEs concerning the real estate industry and companies in this sector to enable the PRC Domestic Entities to target potential customers and provide research services; and ii) technical IT system support to enable the PRC Domestic Entities to service the advertising and listing needs of its customers.

Equity Pledge Agreement, Shareholders Proxy Agreement, and Exclusive Call Option Agreement

The legal shareholders have pledged their entire respective ownership interests in each PRC Domestic Entity to the WOFEs. The legal shareholders entrusted the WOFEs their rights to attend shareholders’ meetings and cast votes. The agreement will continue unless terminated upon written consents by the WOFEs or their designated legal persons.

The Company has the exclusive right to acquire from the legal shareholders their entire respective equity interests in each of the PRC Domestic Entities at a price equivalent to the historical cost when permitted by applicable PRC laws and regulations. The agreement has a term of ten years and may be extended indefinitely under the sole discretion by the WOFEs.

Each PRC Domestic Entity and its legal shareholders have also agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the PRC Domestic Entity without prior written consent from the WOFEs. The PRC Domestic Entities will not distribute any dividend without the prior written consent from the WOFEs. In addition, the PRC Domestic Entities will appoint or remove their directors and executive officers upon instruction from WOFEs. The WOFEs possess the rights to control the daily operation and to make management decisions for the PRC Domestic Entities through the operating agreement.

Loan Agreements

The WOFEs provided loans to the legal shareholders to enable them to pay the registered capital of the PRC Domestic Entities. Under the terms of the loan agreements, the legal shareholders will repay the loans by transferring their legal ownership in the PRC Domestic Entities when permitted by applicable PRC laws and regulations.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

Supplementary Agreements

In addition to the above Structure Contracts, on March 25, 2010, WOFEs and the PRC Domestic Entities entered into supplementary agreements whereby:

•	the WOFEs have unilateral discretion in setting the technical service fees charged to the PRC Domestic Entities;

•	the WOFEs are obligated to provide financial support to the PRC Domestic Entities in the event the PRC Domestic Entities incur losses;

•	the annual budget of the PRC Domestic Entities should be assessed and approved by the WOFEs;

•	the legal shareholders agree to remit any dividends, received from the PRC Domestic Entities, to the WOFEs; and

•	the PRC Domestic Entities are obligated to transfer their entire retained earnings after deduction of PRC income tax to the WOFEs upon the WOFEs’ request.

With the above agreements, the Company demonstrates its ability to control the PRC Domestic Entities, through the Company’s right to all the residual benefits of the PRC Domestic Entities and the Company’s obligation to fund losses of the PRC Domestic Entities. Thus the results of the PRC Domestic Entities are consolidated in the Company’s financial statements. Business taxes relating to service fees charged by the WOFEs are recorded as cost of services.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment, realization of deferred tax assets, estimate of income taxes for interim periods, share-based compensation expense and uncertain income tax positions. Actual results could materially differ from those estimates.

Cost of Revenues

The Group’s business is subject to business taxes, surcharges or cultural construction fees levied on advertising-related sales in China. In accordance with ASC 605-45 Revenue Recognition—Principal Agent Considerations, all such business taxes, surcharges and cultural construction fees are presented as cost of revenues on the consolidated statements of operations.

Business tax and related surcharges and cultural construction fees for the six months ended June 30, 2009 and 2010 are approximately US$2,766 and US$4,638, respectively.

Inventories

As at December 31, 2009, the Group held 61,681 prepaid cards with face value of US$6,298 which will expire from March 2010 through December 2010. As at June 30, 2010, the Company

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

held 159,164 prepaid cards with face value of US$11,745 which will expire from July 2010 through June 2011.

Advertising Expenditure

For the six months ended June 30, 2009 and 2010, the advertising expenses were approximately US$707 and US$1,513, respectively.

Initial Public Offering Expenses

As at June 30, 2010, the Company planned to only register those shares that will be sold by selling shareholders as the Company did not intend to sell new shares in its initial public offering. Accordingly, all the costs relating to its initial public offering incurred up June 30, 2010 were expensed. For the six months ended June 30, 2010, initial public offering costs of US$1,856 have been expensed and are included in the general and administrative expenses.

2.	SHORT TERM INVESTMENTS

	December 31,	June 30,
	2009	2010
	US$	US$
		(Unaudited)

Held-to-maturity securities
—Fixed rate time deposits	21,235	30,187
Trading securities
—Adjustable rate investments (1)	7,323	7,363

	28,558	37,550

(1)	As of June 30, 2010, the Group owned US$7,363 (December 31, 2009—US$7,323) of trading securities which mature in September 29, 2010 (December 31, 2009—March 15, 2010). This investment will pay variable interest ranging from 1.5% to 6% (December 31, 2009—1.98% to 6%) based on a formula linked to a trading range between the Euro and US$.

As of December 31, 2009 and June 30, 2010, the fair value of trading securities approximated their carrying value.

The following table summarizes the estimated fair value of trading securities as of June 30, 2010:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
	US$	US$	US$	US$

Trading securities
—Adjustable rate investments	7,363	—	—	7,363

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

3.	ACCOUNTS RECEIVABLE

	December 31,	June 30,
	2009	2010
	US$	US$
		(Unaudited)

Accounts receivable	18,417	15,993
Allowance for doubtful accounts	(4,432)	(4,045)

Accounts receivable, net	13,985	11,948

	For the Six Months Ended
	June 30,
	2009	2010
	US$	US$
	(Unaudited)	(Unaudited)

Movement in allowance for doubtful accounts:
Balance at beginning of the period	3,330	4,432
Additional provision charged to expense	1,484	1,609
Write-offs	(2,223)	(2,021)
Foreign currency adjustment	—	25

Balance at end of the period	2,591	4,045

4.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31,	June 30,
	2009	2010
	US$	US$
		(Unaudited)

Prepaid expenses	514	684
Advance to employees	355	799
Rental and other deposits	625	551
Interest receivables	334	598
Others	124	23

	1,952	2,655

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,	June 30,
	2009	2010
	US$	US$
		(Unaudited)

Office equipment	6,015	8,519
Motor vehicles	526	755
Leasehold improvement	1,185	1,965

Total	7,726	11,239
Less: Accumulated depreciation	(3,506)	(4,461)

	4,220	6,778

Depreciation expense amounted to approximately US$601 and US$982 for the six months ended June 30, 2009 and 2010, respectively.

6.	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	June 30,
	2009	2010
	US$	US$
		(Unaudited)

Payroll and welfare benefit	5,487	7,842
Other taxes and surcharges payable	11,921	10,753
Accrued unrecognized tax benefits and related interests and penalties	18,705	10,644
Others	1,229	1,822

	37,342	31,061

7.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling approximately US$135,840 as of June 30, 2010.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

8.	TAXATION

Tax expense:

For the six months ended June 30, 2010 and 2009, the Group recognized income tax expenses of US$7,965 and US$4,190, respectively, representing effective tax rates of 60.0% and 52.9%, respectively. The effective tax rate for the six months ended June 30, 2010 reflects the impact of a change in tax law (as further discussed below) which increased income tax expense by US$3,760, as well as preferential tax treatment received by certain WOFEs and PRC Domestic Entities in 2010. Other permanent book-tax differences, and changes in deferred tax liabilities associated with outside basis differences, which impacted the effective rate are similar for the six months ended June 30, 2010 and 2009.

Unrecognized tax benefits:

During the six months ended June 30, 2010 and 2009, the Group recognized US$895 and US$425, respectively, in income tax expense for the interest related to uncertain tax positions. The Group does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

As of December 31, 2009 and June 30, 2010, the Group recorded approximately US$18,705 and US$10,644 as an accrual for unrecognized tax benefits and related interest and penalties, respectively. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of June 30, 2010, the Group classified the US$10,644 accrual as a current liability.

Settlement of uncertain tax positions:

In April 2010, the Company paid US$9,000 (including interest of US$1,192) to settle certain uncertain tax positions originated in 2008 with the relevant taxation authorities. Following the payments, those uncertain tax positions were effectively settled without any penalty charges. The Company did not record any penalty in relation to those uncertain tax positions in 2008 or 2009.

Change in tax law:

In April 2010, the State Administration of Taxation (“SAT”) announced the “Circular on Further Clarification Concerning the Implementation Standards of CIT Incentives in Grandfathering Period” dated April 21, 2010 (Circular Guoshui Han[2010] No. 157, herein after referred to as Circular 157), stating that enterprises that are recognized as “high and new technology enterprises (“HNTEs”)” and meanwhile are eligible to enjoy the grandfathering treatments such as an exemption from corporate income tax for two years and a 50% tax reduction for the succeeding three years under Circular GuoFa [2007] No. 39 (herein after referred to as Circular 39), may choose to adopt the reduced tax rate of 15% applicable to HNTEs, or choose to enjoy the tax exemption or reduction based on the tax rates in the grandfathering period as stated in Circular 39. Enterprises are not allowed to enjoy the 50%

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

reduction based on the preferential tax rate for HNTEs of 15%. The circular applies retroactively effective from January 1, 2008.

As a consequence of Circular 157, the applicable income tax rates for SouFun Network, Beijing Technology, and Beijing JTX Technology will be 10%, 10%, 0% for 2009 and 11%, 11%, 11% for 2010, respectively. An additional tax expense of US$3,760 was recognized in the six months ended June 30, 2010 in respect of the cumulative effect of Circular 157 for the applicable tax periods prior to the announcement in April 2010 (i.e., for the year ended December 31, 2009 and the three months ended March 31, 2010), comprising of current income tax expense of US$1,066 and deferred tax expense of US$2,694. The Company is in the process of discussing the settlement procedures for the additional tax required under Circular 157 and thus the additional tax was classified as income tax payable in the balance sheet.

9.	SHARE-BASED PAYMENTS

A summary of the equity award activity under the Stock related award incentive plan (the “Plan”) for the years presented is stated below:

		Weighted-		Weighted-		Weighted
		Average		Average		Average
		per Share		Grant-date		Remaining	Aggregated
	Number of	Exercise		Fair Value		Contractual	Intrinsic
Options Granted to Employees	Shares*	Price		per Share		Term (Years)	Value

Outstanding, December 31, 2009	7,843,600	US$	4.53	US$	1.73

Granted	37,500	US$	10.00	US$	2.23
Forfeited	28,168	US$	6.99	US$	2.64
Expired	28,382	US$	3.94	US$	1.12
Reclassified from liability awards	1,739,500	US$	0.15	US$	0.02

Outstanding, June 30, 2010	9,564,050	US$	3.78	US$	1.42	8.07	34,879

Vested and expected to vest at June 30, 2010	9,564,050	US$	3.78	US$	1.42	8.07	34,879

Exercisable at June 30, 2010	6,258,150	US$	2.29	US$	0.79	7.65	30,148

*	Including both voting and nonvoting shares.

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share as at June 30, 2010 and the exercise price.

In April 2010, the Company modified the exercise prices of certain vested stock options from a range of HK$1 to HK$5 to a range of US$0.13 to US$0.64. Prior to this modification, the 1,739,500 vested stock options were accounted for as liability awards . The modification changed the liability awards into equity awards because the stock options were no longer dual indexed to the Company’s ordinary shares and foreign exchange. Additionally, as the modification did not result in any incremental fair value in the new equity awards granted, no additional compensation expense was recognized.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

As of June 30, 2010, there was US$5,500 of unrecognized share-based compensation cost related to equity awards that is expected to be recognized over a weighted-average vesting period of 2.46 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

The total fair value of options vested during six months ended June 30, 2009 and 2010 were US$26 and US$26, respectively.

The Company calculated the estimated fair value of the liability awards for six months ended June 30, 2009 and 2010 using the binomial option pricing model with the following assumptions:

	For Six Months Ended	For Six Months Ended
	June 30,	June 30
	2009	2010
	US$	US$

Risk-free interest rate	1.62%-1.95%	1.70%-2.65%
Dividend yield	—	—
Expected volatility range	51.91%	39.82%
Weighted average expected life	—	—
Suboptimal exercise factor	1.5	1.5

The Company calculated the estimated fair value of the equity awards for the six months ended June 30, 2010 using the binomial option pricing model with the following assumptions:

For Six Months Ended
June 30,
2010*
US$

Risk-free interest rate	2.47%-4.27%
Dividend yield	—
Expected volatility range	39.72%
Weighted average expected life	— to 7.80 years
Suboptimal exercise factor	1.5

*	No equity awards granted in the six months ended June 30, 2009

Total share-based compensation expense of share-based awards granted to employees and directors is as follows:

	For the Six Months Ended
	June 30,
	2009	2010
	US$	US$
	(Unaudited)	(Unaudited)

Cost of revenues	238	251
Selling expenses	295	338
General and administrative expenses	1,480	1,228

	2,013	1,817

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

Share-based compensation expense for the liability awards were approximately US$564 and US$331 for the six months ended June 30, 2009 and 2010, respectively.

10.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Group

Tianquan Vincent Mo	Executive chairman of the board of directors
Jiangong Dai	Chief executive officer of the Company
CNED Hengshui Zhong Cheng Wanyuan Home CO., Ltd. (“Hengshui”)	A company under the control of Mr. Tianquan Vincent Mo
Beijing Dong Fang Xi Mei Investment Consulting Co., Ltd. (“Dong Fang Xi Mei”)	A company under the control of Mr. Tianquan Vincent Mo

b)	The Group had the following related party transactions for each of the periods stated below:

	For the Six Months Ended
	June 30,
	2009	2010
	US$	US$
	(Unaudited)	(Unaudited)

Short-term interest-free loans to:
Tianquan Vincent Mo	116	12
Repayment of interest-free loans by:
Jiangong Dai	235	—
Repayment of loan by:
Hengshui	—	6,693
Interest on loan to:
Hengshui	—	305
Commitment deposit paid to:
Hengshui	—	7,342
Commitment deposit paid to:
Dong Fang Xi Mei	—	2,197
Marketing services provided to:
Dong Fang Xi Mei	—	375
Advance received from:
Hengshui	—	183

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

c)	The Group had the following related party balances at the end of the period:

	December 31,	June 30,
	2009	2010
	US$	US$

Amount due from related parties:
Tianquan Vincent Mo*	621	633
Jiangong Dai*	322	324
Hengshui**	6,686	7,363
Dong Fang Xi Mei***	—	2,209

	7,629	10,529

Advance from related party:
Hengshui**	—	183

*	The balances as of December 31, 2009 and June 30, 2010 were unsecured, interest-free and repayable on demand.

**	The amount as of December 31, 2009 represents a loan to Hengshui. The loan bears a stated interest rate of 10% per annum with a fixed repayment term of 6 months. The amount has been repaid on May 5, 2010.

On May 4, 2010, the Company paid a commitment deposit of US$7,342 to Hengshui in exchange for being appointed as its exclusive online marketing or listing service provider. The deposit is interest free. Hengshui has pledged as collateral an unperfected security interest over some of its properties. The deposit will be repaid within six months after the date of receipt of the deposit by Hengshui.

***	The amount represents a commitment deposit of US$2,197 paid by the Company to Dong Fang Xi Mei in exchange for being appointed the exclusive online marketing or listing service provider for a property development in Hainan, China. The deposit is interest-free and is not secured by any collateral or security interest. The deposit was to be repaid within six months after the date of receipt of the deposit by Dong Fang Xi Mei. However, pursuant to a termination agreement dated July 5, 2010, Dong Fang Xi Mei returned to the Company the commitment deposit in full on July 16, 2010 and the online marketing services contract was terminated.

11.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately US$2,385 and US$3,125 for the six months ended June 30, 2009 and 2010, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

12.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at June 30, 2010:

US$

Six months ended December 31,
2010	2,666
Years ended December 31,
2011	4,609
2012	3,849
2013	427

11,551

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Company’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are entered with third parties. For the six months ended June 30, 2009 and 2010, total rental expenses for all operating leases amounted to approximately US$2,151 and US$2,912, respectively.

Income Taxes

As of June 30, 2010, the Group has recognized approximately US$10,644 accrual for unrecognized tax benefits (note 8). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

13.	EARNINGS PER SHARE

Basic and diluted earnings per share for the periods presented are calculated as follows:

	For the Six Months Ended
	June 30,
	2009	2010
	US$	US$
	(Unaudited)	(Unaudited)
	(amounts in thousands except for the number of shares and per share data)

Numerator:
Net income attributable to ordinary shareholders used in calculating earnings per ordinary share—basic and diluted	3,746	5,309

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	74,020,217	73,932,217
Employee stock options*	3,365,985	3,919,480

Weighted average number of ordinary shares outstanding used in calculating diluted income per share	77,386,202	77,851,697

Basic earnings per share	0.05	0.07

Diluted earnings per share	0.05	0.07

*	Options to purchase 1,979,108 ordinary shares (exercise price of US$5 per share) and 2,039,258 ordinary shares (exercise price range from US$5 to US$10 per share) were outstanding during the six months ended June 30, 2009 and 2010 but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average fair value of the ordinary shares and, therefore, the effect would be antidilutive.

14.	FAIR VALUE MEASUREMENT

The Company measures its trading securities at fair value. In accordance with ASC 820-10 “Fair Value Measurements and Disclosures: Overall”, a three-tier fair value hierarchy is established and prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Trading securities are classified within Level 2 because they are valued using a model utilizing market direct observable inputs, such as historical volatility and risk-free interest rate.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

	Fair Value Measurement at June 30, 2010
	Quoted Prices in
	Active
	Markets for	Significant Other	Unobservable	Fair Value at
	Identical Assets	Observable Inputs	Inputs	June 30,
	(Level 1)	(Level 2)	(Level 3)	2010
	US$	US$	US$	US$

Trading securities:
Adjustable rate structured notes	—	7,363	—	7,363

15.	COMPREHENSIVE INCOME

The changes in the components of other comprehensive income, net of taxes, were as follows:

	For the Six Months Ended
	June 30,
	2009	2010
	US$	US$
	(unaudited)	(unaudited)

Net income	3,726	5,298
Change in cumulative translation adjustment	24	741

Comprehensive income	3,750	6,039

The components of accumulated other comprehensive income, net of taxes, were as follows:

	December 31,	June 30,
	2009	2010
	US$	US$
	(audited)	(unaudited)

Cumulative translation adjustment	5,670	6,376

16.	SUBSEQUENT EVENTS

(i) On July 16, 2010, the Company and Beijing Weiye, a third party sales agent for property developers, entered into an agreement pursuant to which the Company agreed to pay a commitment deposit up to a maximum of US$7,325 to Beijing Weiye in exchange for being appointed as its exclusive online marketing and listing provider for a property development project in Hainan Province, PRC for which Beijing Weiye is acting as the sales agent on behalf of the developer. The commitment deposit will be repaid within six months after the date of receipt of the deposit by Beijing Weiye. The terms of the contracted services to be provided are subject to further agreement between the Company and Beijing Weiye.

(ii) On August 4, 2010, Tianquan Vincent Mo, Hengshui and the Company entered into an agreement in which Tianquan Vincent Mo indemnifies, on an unsecured basis, the Company against any losses that may result should Hengshui fail to repay the commitment deposits of US$7,363 back to the Company.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)
(Amounts in thousands of United States Dollar (“US$”),
except for number of shares and per share data)

(iii) On August 4, 2010, the Company’s shareholders approved the reclassification and subdivision of our existing issued and paid-up share capital into 48,633,888 Class A and 25,298,329 Class B ordinary shares. Holders of Class A and Class B ordinary shares will have the same rights except for voting and conversion rights. Class A ordinary share will be entitled to one vote, each Class B ordinary share will be entitled to 10 votes. Each Class B ordinary share will be convertible into one Class A ordinary share at any time by its holder. Class A ordinary shares will not be convertible into Class B ordinary shares under any circumstances.

(iv) On August 4, 2010, Media Partner Technology Limited (“Media Partner”) paid US$308 in aggregate to exercise its vested options to purchase 1,125,000 Class B ordinary shares.

2,933,238 American depositary shares

SouFun Holdings Limited
representing 11,732,952 Class A ordinary shares

PROSPECTUS

Deutsche Bank Securities	Goldman Sachs (Asia) L.L.C.

          , 2010

Through and including           2010, the 25th calendar day after the date of this prospectus, U.S. federal securities law may require all dealers selling our ADSs, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Island courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant’s amended and restated articles of association provide that each officer or director, every auditor for the time being of the registrant and the liquidator or trustee of the registrant shall be indemnified and secured harmless out of the assets and profits of the registrant from and against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty, provided that the indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we issued our securities listed below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following option grants was exempt from registration in reliance on Rule 701 and Regulation S under the Securities Act or Section 4(2) of the Securities Act.

					Underwriting
		Number of	Consideration		discount and
Purchaser	Date of sale or issuance	securities	(US$/share)		commission

Certain directors, officers and employees as a group	December 31, 2007	options to purchase a total of 992,554 non-voting ordinary shares	US$	5.00	Not applicable
Certain directors, officers and employees as a group	December 31, 2008	options to purchase a total of 986,554 non-voting ordinary shares	US$	5.00	Not applicable
Certain directors, officers and employees as a group	December 31, 2009	options to purchase a total of 1,033,654 non-voting ordinary shares	US$	10.00	Not applicable
Certain directors, officers and employees as a group	April 20, 2010	options to purchase a total of 18,750 non-voting ordinary shares	US$	10.00	Not applicable

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement
3.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant
3.2	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant
4.1	Specimen ordinary share certificate
4.2	Specimen American depositary receipt, incorporated by reference to Registration Statement on Form F-6 (Registration No. 333- ) filed with the SEC
4.3	Form of Deposit Agreement, incorporated by reference to Registration Statement on Form F-6 (Registration No. 333- ) filed with the SEC
4.4	Shareholders’ Agreement, dated August 31, 2006
4.5	Stock Related Award Incentive Plan of 1999
4.6	2010 Stock Incentive Plan
4.7	Investor’s Rights Agreement among the Registrant, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010
4.8	Registration Rights Agreement among the Registrant, General Atlantic and Apax, dated August 13, 2010
4.9	Options Exercise Agreement among Telstra International, the Registrant and Mr. Mo, dated August 12, 2010
5.1	Opinion of Conyers, Dill & Pearman, Cayman Islands special counsel to the Registrant, regarding the validity of the ordinary shares being registered
8.1	Opinion of Conyers, Dill & Pearman, special Cayman Islands tax counsel to the Registrant, regarding tax matters
8.2	Opinion of Sidley Austin LLP regarding certain U.S. tax matters
10.1	Form of Employment Agreement
10.2	Form of Indemnification Agreement
10.3	Form of Loan Agreement between and among SouFun Network or SouFun Media and Mr. Mo and Mr. Dai as shareholders of a consolidated controlled entity
10.4	Form of Equity Pledge Agreement among SouFun Network or SouFun Media, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity
10.5	Form of Shareholders’ Proxy Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity
10.6	Form of Operating Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity
10.7	Form of Exclusive Technical Consultancy and Services Agreement between SouFun Network or SouFun Media and a consolidated controlled entity
10.8	Form of Exclusive Call Option Agreement among SouFun Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and SouFun Network and/or SouFun Media
10.9	Form of Amendment Agreement Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among SouFun Network and/or SouFun Media, a consolidated controlled entity, Mr. Mo, Mr. Dai and/or other shareholders of the consolidated controlled entity and SouFun Holdings Limited
10.10	Form of Intra-group Memorandum of Understanding between SouFun Network or SouFun Media and a consolidated controlled entity

Exhibit No.		Description of Exhibit

10.11		Web Promotion Technical Service Contract, dated April 23, 2010, between CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd. and SouFun Media
10.12		Individual Entrustment Loan Agreement, dated November 5, 2009, between CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd., as borrower, and Bank of Communications, as lender, with SouFun Media, as principal
10.13		Web Promotion Technical Service Contract, dated February 5, 2010, between Beijing Dong Fang Xi Mei Investment Consulting Co., Ltd. and Beijing Technology
10.14		Termination Agreement With Respect to Web Promotion and Technical Service Contract, dated July 5, 2010, between Beijing Dong Fang Xi Mei Investment Consulting Co., Ltd. and Beijing SouFun Technical Development Co. Ltd.
10.15		Web Promotion Technical Service Contract, dated July 16, 2010, between Beijing Wei Ye Hang Real Estate Agency Co., Ltd. and Beijing SouFun Technical Development Co. Ltd.
10.16		Indemnity Agreement among Mr. Mo, CNED Hengshui Zhengcheng Wanyuan Home Co., Ltd. and the Registrant
10	.17*	Fee Letter Agreement, dated September 15, 2010, by and among the Registrant, Telstra International and IDG
21.1		List of subsidiaries of the Registrant
23.1		Consent of Ernst & Young Hua Ming
23.2		Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3		Consent of King & Wood
23.4		Consent of Jones Lang LaSalle Sallmanns Limited
23.5		Consent of CR-Nielsen
23.6		Consent of Data Center of China Internet
23.7		Consent of Shenzhen Union Strength Business Consulting Co., Ltd.
23.8		Consent of CCPIT Patent & Trademark Law Office
23.9		Consent of Qian Zhao, an independent director appointee
23.10		Consent of Sam Hanhui Sun, an independent director appointee
23.11		Consent of Jeff Xuesong Leng, an independent director appointee
23.12		Consent of Thomas Nicholas Hall, an independent director appointee
24.1		Power of Attorney (included on page II-5 of this Registration Statement)
99.1		Code of Business Conduct and Ethics of the Registrant
99.2		Anti-Fraud and Whistle-Blower Policy of the Registrant

*	Filed herewith

(b) Financial Statement Schedules.

None.

Item 9.	Undertakings

(a) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China on September 15, 2010.

SouFun Holdings Limited

By:	/s/ Tianquan Vincent Mo
Name: Tianquan Vincent Mo
Title:     Executive Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on September 15, 2010:

Signature	Capacity

/s/ Tianquan Vincent Mo Tianquan Vincent Mo	Executive Chairman

/s/ Quan Zhou Quan Zhou	Director

/s/ Shan Li Shan Li	Director

/s/ Richard Jiangong Dai Richard Jiangong Dai	President and Chief Executive Officer (principal executive officer)

/s/ Lan Ying Guan Lan Ying Guan	Chief Financial Officer (principal financial officer)

/s/ Ji Wenting Ji Wenting	Principal Accounting Officer

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned being the duly authorized representative in the United States of SouFun Holdings Limited, has signed this registration statement or amendment thereto in the City of New York, State of New York, on September 15, 2010.

Law Debenture Corporate Services Inc.

By:	/s/ Kate Ledyard
Name:     Kate Ledyard

Title:	Manager Law Debenture Corporate Services Inc.

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement
3.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant
3.2	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant
4.1	Specimen ordinary share certificate
4.2	Specimen American depositary receipt, incorporated by reference to Registration Statement on Form F-6 (Registration No. 333- ) filed with the SEC
4.3	Form of Deposit Agreement, incorporated by reference to Registration Statement on Form F-6 (Registration No. 333- ) filed with the SEC
4.4	Shareholders’ Agreement, dated August 31, 2006
4.5	Stock Related Award Incentive Plan of 1999
4.6	2010 Stock Incentive Plan
4.7	Investor’s Rights Agreement among the Registrant, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010
4.8	Registration Rights Agreement among the Registrant, General Atlantic and Apax, dated August 13, 2010
4.9	Options Exercise Agreement among Telstra International, the Registrant and Mr. Mo, dated August 12, 2010
5.1	Opinion of Conyers, Dill & Pearman, Cayman Islands special counsel to the Registrant, regarding the validity of the ordinary shares being registered
8.1	Opinion of Conyers, Dill & Pearman, special Cayman Islands tax counsel to the Registrant, regarding tax matters
8.2	Opinion of Sidley Austin LLP regarding certain U.S. tax matters
10.1	Form of Employment Agreement
10.2	Form of Indemnification Agreement
10.3	Form of Loan Agreement between and among SouFun Network or SouFun Media and Mr. Mo and Mr. Dai as shareholders of a consolidated controlled entity
10.4	Form of Equity Pledge Agreement among SouFun Network or SouFun Media, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity
10.5	Form of Shareholders’ Proxy Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity
10.6	Form of Operating Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity
10.7	Form of Exclusive Technical Consultancy and Services Agreement between SouFun Network or SouFun Media and a consolidated controlled entity
10.8	Form of Exclusive Call Option Agreement among SouFun Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and SouFun Network and/or SouFun Media
10.9	Form of Amendment Agreement Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among SouFun Network and/or SouFun Media, a consolidated controlled entity, Mr. Mo, Mr. Dai and/or other shareholders of the consolidated controlled entity and SouFun Holdings Limited
10.10	Form of Intra-group Memorandum of Understanding between SouFun Network or SouFun Media and a consolidated controlled entity

Exhibit No.		Description of Exhibit

10.11		Web Promotion Technical Service Contract, dated April 23, 2010, between CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd. and SouFun Media
10.12		Individual Entrustment Loan Agreement, dated November 5, 2009, between CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd., as borrower, and Bank of Communications, as lender, with SouFun Media, as principal
10.13		Web Promotion Technical Service Contract, dated February 5, 2010, between Beijing Dong Fang Xi Mei Investment Consulting Co., Ltd. and Beijing Technology
10.14		Termination Agreement With Respect to Web Promotion and Technical Service Contract, dated July 5, 2010, between Beijing Dong Fang Xi Mei Investment Consulting Co., Ltd. and Beijing SouFun Technical Development Co., Ltd.
10.15		Web Promotion Technical Service Contract, dated July 16, 2010, between Beijing Wei Ye Hang Real Estate Agency Co., Ltd. and Beijing SouFun Technical Development Co. Ltd.
10.16		Indemnity Agreement among Mr. Mo, CNED Hengshui Zhengcheng Wanyuan Home Co., Ltd. and the Registrant
10	.17*	Fee Letter Agreement, dated September 15, 2010, by and among the Registrant, Telstra International and IDG
21.1		List of subsidiaries of the Registrant
23.1		Consent of Ernst & Young Hua Ming
23.2		Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3		Consent of King & Wood
23.4		Consent of Jones Lang LaSalle Sallmanns Limited
23.5		Consent of CR-Nielsen
23.6		Consent of Data Center of China Internet
23.7		Consent of Shenzhen Union Strength Business Consulting Co., Ltd.
23.8		Consent of CCPIT Patent & Trademark Law Office
23.9		Consent of Qian Zhao, an independent director appointee
23.10		Consent of Sam Hanhui Sun, an independent director appointee
23.11		Consent of Jeff Xuesong Leng, an independent director appointee
23.12		Consent of Thomas Nicholas Hall, an independent director appointee
24.1		Power of Attorney (included on page II-5 of this Registration Statement)
99.1		Code of Business Conduct and Ethics of the Registrant
99.2		Anti-Fraud and Whistle-Blower Policy of the Registrant

*	Filed herewith